
Ivy
INVESTMENTS®

Annual Report

SEPTEMBER 30, 2020

	Ticker					
	Class A	Class B	Class C	Class I	Class N	Class Y
IVY FUNDS						
Ivy Apollo Multi-Asset Income Fund	IMAAX		IMACX	IMAIX	IMURX	IMAYX
Ivy Apollo Strategic Income Fund	IAPOX		ICPOX	IIPOX	IRPOX	IYPOX
Ivy California Municipal High Income Fund	IMHAX		IMHCX	IMHIX		IMHYX
Ivy Cash Management Fund	IAAXX	IABXX	IACXX			
Ivy Corporate Bond Fund	IBJAX	IBJBX	IBJCX	IBJIX	IBJNX	IBJYX
Ivy Crossover Credit Fund	ICKAX			ICKIX	ICKNX	ICKYX
Ivy Government Securities Fund	IGJAX	IGJBX	IGJCX	IGJIX	IGJNX	
Ivy International Small Cap Fund	IVJAX		IVJCX	IVJIX	IVJRX	IVJYX
Ivy Pictet Emerging Markets Local Currency Debt Fund	IECAX		IECCX	IECIX	IMMCX	IECYX
Ivy Pictet Targeted Return Bond Fund	IRBAX		IRBCX	IRBIX	IRBRX	IRBYX
Ivy PineBridge High Yield Fund	IPNAX			IPNIX	IPNNX	

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS



Philip J. Sanders, CFA

SEPTEMBER 30, 2020 (UNAUDITED)

Dear Shareholder,

Markets thus far in 2020 have been, to use an overused word, unprecedented. In a matter of months, we have witnessed economic and market moves that typically take an entire market cycle of many years to unfold. To start the fiscal year through early 2020, financial markets had been positive as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February 2020 and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken strong steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has included a broad array of policy measures and an unprecedented pace of QE.

Third quarter 2020 economic data show the global economy has had a very strong rebound. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of Sept. 30, the Index is up 5.57%. Going forward, we believe a natural deceleration in growth is very likely given the magnitude of the bounce back for the period. In addition, we believe we could see more deceleration than consensus in the final three months of the year. Our belief is driven by the impending arrival of cold weather, which will dampen outdoor consumer activity and negatively impact certain industries.

With respect to the U.S. consumer, we anticipate a pullback in consumption due to a lack of opportunities to spend. We see evidence of this in the extremely high savings rate in the U.S. now. Spending data through September show that spending on durable goods is well above pre-virus levels, while spending on services is still far below pre-pandemic levels. Services like travel, recreation and dining are among the areas hardest hit. We think this limitation on spending opportunities is going to be a cap on consumption over the next few months.

At the time of this writing, as we near the U.S. presidential election, we believe the odds are low for any substantial stimulus being approved soon. However, we believe it could likely pass in early 2021. If the Democrats sweep the White House and Congress, we would expect a sizeable stimulus act.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2020	9/30/2019
S&P 500 Index	3,363.00	2,976.74
MSCI EAFE Index	1,855.32	1,889.36
10-Year Treasury Yield	0.69%	1.68%
U.S. unemployment rate	7.9%	3.5%
30-year fixed mortgage rate	2.90%	3.64%
Oil price per barrel	$ 40.22	$ 54.07

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Apollo Multi-Asset Income Fund							
Class A	$1,000	$1,170.90	$ 6.51	$1,000	$1,019.02	$6.06	1.20%
Class C	$1,000	$1,166.50	$10.72	$1,000	$ 1,015.14	$9.97	1.97%
Class I	$1,000	$1,173.30	$ 4.02	$1,000	$1,021.26	$ 3.74	0.75%
Class N	$1,000	$ 1,174.40	$ 4.02	$1,000	$1,021.26	$ 3.74	0.75%
Class Y	$1,000	$ 1,171.00	$ 6.19	$1,000	$ 1,019.31	$ 5.76	1.14%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy Apollo Strategic Income Fund							
Class A	$1,000	$ 1,130.70	$ 5.54	$1,000	$ 1,019.80	$ 5.25	1.04%
Class C	$1,000	$ 1,126.50	$ 9.68	$1,000	$ 1,015.92	$ 9.17	1.82%
Class I	$1,000	$ 1,132.80	$ 3.52	$1,000	$ 1,021.66	$ 3.34	0.67%
Class N	$1,000	$ 1,132.80	$ 3.52	$1,000	$ 1,021.66	$ 3.34	0.67%
Class Y	$1,000	$ 1,132.00	$ 5.54	$1,000	$ 1,019.80	$ 5.25	1.04%
Ivy California Municipal High Income Fund							
Class A	$1,000	$1,044.20	$ 4.09	$1,000	$ 1,021.00	$ 4.04	0.80%
Class C	$1,000	$1,039.80	$ 8.47	$1,000	$ 1,016.68	$ 8.37	1.66%
Class I	$1,000	$1,045.30	$ 3.07	$1,000	$1,022.00	$ 3.03	0.60%
Class Y	$1,000	$1,044.30	$ 4.09	$1,000	$ 1,021.00	$ 4.04	0.80%
Ivy Cash Management Fund							
Class A	$1,000	$1,000.80	$ 2.50	$1,000	$1,022.50	$ 2.53	0.50%
Class B**	$1,000	$1,000.00	$ 3.30	$1,000	$ 1,021.72	$ 3.34	0.66%
Class C	$1,000	$ 1,000.10	$ 3.30	$1,000	$ 1,021.72	$ 3.34	0.66%
Ivy Corporate Bond Fund							
Class A	$1,000	$ 1,107.70	$ 5.16	$1,000	$1,020.09	$ 4.95	0.98%
Class B**	$1,000	$1,098.90	$13.96	$1,000	$ 1,011.70	$13.38	2.66%
Class C	$1,000	$ 1,103.20	$ 9.89	$1,000	$ 1,015.60	$ 9.47	1.88%
Class I	$1,000	$ 1,109.30	$ 3.69	$1,000	$ 1,021.50	$ 3.54	0.70%
Class N	$1,000	$ 1,110.20	$ 2.85	$1,000	$1,022.27	$ 2.73	0.55%
Class Y	$1,000	$ 1,108.20	$ 4.85	$1,000	$1,020.36	$ 4.65	0.93%
Ivy Crossover Credit Fund							
Class A	$1,000	$ 1,177.00	$ 4.90	$1,000	$ 1,020.51	$ 4.55	0.90%
Class I	$1,000	$ 1,178.40	$ 3.49	$1,000	$ 1,021.76	$ 3.23	0.65%
Class N	$1,000	$ 1,178.40	$ 3.49	$1,000	$ 1,021.75	$ 3.23	0.65%
Class Y	$1,000	$ 1,177.00	$ 4.90	$1,000	$ 1,020.51	$ 4.55	0.90%
Ivy Government Securities Fund							
Class A	$1,000	$1,002.60	$ 4.81	$1,000	$ 1,020.15	$ 4.85	0.97%
Class B**	$1,000	$ 997.30	$10.09	$1,000	$ 1,014.90	$ 10.18	2.02%
Class C	$1,000	$ 998.20	$ 9.19	$1,000	$ 1,015.75	$ 9.27	1.85%
Class I	$1,000	$1,003.80	$ 3.61	$1,000	$ 1,021.40	$ 3.64	0.72%
Class N	$1,000	$1,004.40	$ 3.01	$1,000	$ 1,022.01	$ 3.03	0.60%
Ivy International Small Cap Fund							
Class A	$1,000	$1,358.90	$ 7.90	$1,000	$ 1,018.26	$ 6.76	1.35%
Class C	$1,000	$1,353.50	$12.47	$1,000	$ 1,014.37	$10.68	2.13%
Class I	$1,000	$ 1,361.40	$ 5.79	$1,000	$1,020.07	$ 4.95	0.99%
Class N	$1,000	$1,360.30	$ 5.78	$1,000	$1,020.07	$ 4.95	0.99%
Class Y	$1,000	$1,358.90	$ 7.90	$1,000	$ 1,018.26	$ 6.76	1.35%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[(1)] Beginning Account Value 3-31-20	Actual[(1)] Ending Account Value 9-30-20	Actual[(1)] Expenses Paid During Period*	Hypothetical[(2)] Beginning Account Value 3-31-20	Hypothetical[(2)] Ending Account Value 9-30-20	Hypothetical[(2)] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Class A	$1,000	$ 1,123.50	$ 6.16	$1,000	$ 1,019.24	$5.86	1.15%
Class C	$1,000	$ 1,118.70	$9.64	$1,000	$ 1,015.87	$ 9.17	1.83%
Class I	$1,000	$ 1,124.70	$4.25	$1,000	$1,020.99	$4.04	0.80%
Class N	$1,000	$ 1,124.70	$4.25	$1,000	$ 1,021.00	$4.04	0.80%
Class Y	$1,000	$ 1,122.00	$ 6.15	$1,000	$ 1,019.24	$5.86	1.15%
Ivy Pictet Targeted Return Bond Fund							
Class A	$1,000	$1,047.00	$ 6.14	$1,000	$ 1,019.05	$6.06	1.19%
Class C	$1,000	$1,043.30	$ 9.81	$1,000	$ 1,015.44	$ 9.67	1.91%
Class I	$1,000	$1,048.00	$ 5.12	$1,000	$1,020.02	$5.05	1.00%
Class N	$1,000	$1,048.90	$ 4.41	$1,000	$1,020.67	$ 4.34	0.87%
Class Y	$1,000	$1,047.00	$ 6.14	$1,000	$ 1,019.05	$6.06	1.19%
Ivy PineBridge High Yield Fund							
Class A	$1,000	$ 1,143.20	$5.25	$1,000	$1,020.06	$4.95	0.99%
Class I	$1,000	$ 1,144.60	$3.86	$1,000	$ 1,021.41	$3.64	0.72%
Class N	$1,000	$ 1,144.80	$3.86	$1,000	$ 1,021.40	$3.64	0.72%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2020, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)

The Ivy Apollo Multi-Asset Income Fund is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC, to sub-advise the total return strategy sleeve and LaSalle Investment Management Securities, LLC, to sub-advise the global real estate strategy sleeve. Below, a portfolio manager of the Fund, Mark G. Beischel, CFA, discusses positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Beischel has managed the Fund since inception. Mr. Beischel has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy Apollo Multi-Asset Income Fund (Class A shares at net asset value)	-2.10%
Ivy Apollo Multi-Asset Income Fund (Class A shares including sales charges)	-7.77%
Benchmark(s) and Morningstar Category	
50% FTSE All-World High Dividend Yield Index + 50% ICE BofAML U.S. High Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields; and the performance of securities representing the high-yield sector of the bond market)	-2.41%
FTSE All-World High Dividend Yield Index (generally reflects the performance of equities, excluding REITs, with higher-than-average dividend yields)	-7.25%
ICE BofAML U.S. High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	2.30%
Morningstar World Allocation Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.60%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

One full credit cycle in one quarter

In the fourth quarter of calendar year 2019 the financial markets reacted positively as political conflicts, trade uncertainty and global growth concerns waned. The macro environment stabilized with indicators of growth in China and Europe improving, albeit slowly. Other positive indicators were the announcement of Phase One of the U.S.-China trade deal, United States-Mexico-Canada Agreement (USMCA) passing in Congress and going into effect in 2020, less Brexit uncertainty with a newly appointed British Prime Minister, and finally the Federal Open Market Committee making it clear it was unlikely to hike interest rates in 2020.

In the U.S., the normalization of the Federal Reserve's (Fed) balance sheet ended in the third quarter of calendar year 2019 with the Fed stating its intention to reinvest maturing U.S. Treasuries and mortgage-backed securities (MBS). The Fed also announced it would start expanding the balance sheet to better align it with the size of nominal gross domestic product (GDP). The Fed cut the federal funds rate by 25 basis points (bps) in October 2019 to 1.50%. Finally, stress in short-term funding during the last quarter of calendar year 2019 led the Fed to inject cash into the system to calm year-end funding pressures.

The first two months in calendar year 2020 were strong as the U.S.-China trade deal was finally signed in January. Business confidence was improving and optimistic, while job growth was solid as it beat expectations, and the unemployment rate was at a historical low. The stock market made new records with consumer confidence elevated. The outlook for calendar year 2020 was for stable global growth.

Unfortunately, the rise of COVID-19 that began in late November 2019 and spread throughout China, Asia, Europe, and ultimately the U.S. in early March, dramatically impacted the overall picture for global growth, capital markets and financial stability. This led to an immediate decline in global GDP output, massive job losses and enormous reductions on wealth. The fiscal and monetary responses were massive, with the Fed cutting interest rates to zero and providing U.S. dollar liquidity to other central banks, money market funds and corporate credit. It also started unlimited quantitative easing with large purchases of U.S. Treasuries and MBS. The Fed's balance increased by $1 trillion in one week. Most central banks indicated they would respond as needed to maintain operations and avoid dysfunctional financial markets during the crisis, and they kept policies extremely accommodative as their economies recovered. The monetary response was just as impressive. A spending bill of more than $2 trillion passed the U.S. Senate and House of the Representatives after last minute negotiations, ultimately bridging the effects of "social distancing."

In effect, the market witnessed a full credit cycle in one quarter. Credit spreads compressed back to pre-COVID-19 levels after widening in March. We have never seen a health crisis morph into an economic crisis by virtue of a government mandated full-stop shutdown. The National Bureau of Economic Research recently declared that the recession began in February. A clean V-shaped U.S. economic recovery was hopeful at best as credit continued to be at the mercy of COVID-19-related news, both negative and positive.

Subsequently, in September 2020, the Organization for Economic Cooperation and Development (OECD) upgraded its forecast for global economic growth to a decline of 4.5%, up from earlier forecasts of minus 6.0%. China, with growth expected at 1.8%, is the only G20 country the OECD forecasts to grow in calendar year 2020.

Fixed-income investment returns have generally remained positive year to date in calendar year 2020, as 10-year U.S. Treasury yields have traded in a tight 25 bps range after the volatility during the first half of calendar year 2020. The U.S. Treasury curve steepened slightly after Fed Chair Jerome Powell used his speech at the Jackson Hole Symposium at the end of August 2020 to signal sustained looser monetary conditions. Specifically, he indicated that the Fed would change its interpretation of its price-stability mandate to target "inflation that averages 2% over time," thus allowing for "inflation moderately above 2%" after periods of low inflation.

Following the volatility in the first half of calendar year 2020, global real estate securities advanced in the final quarter of the fiscal year, as risk assets continued to rebound from their earlier year pandemic-induced lows. Broadly, real estate securities have lagged as retail, lodging and office sectors have weighed heavily as those sectors have been most exposed to the effect of COVID-19 on physical locations.

Fund Performance

The Fund outperformed its blended benchmark but underperformed its Morningstar peer group for the fiscal year ending September 30, 2020. The Fund's outperformance relative to the benchmark was positively impacted by its large weighting in the U.S. dollar. On a relative basis, the U.S. dollar weakened over the course of the fiscal year. The Fund had a 99% weighting in the U.S. dollar and its lack of exposure in the Euro, British Pound and Yen detracted from its performance, as those currencies appreciated 7.5%, 5.1%, and 2.4% against the dollar, respectively.

The Fund ended the year with roughly 50% of its portfolio allocated to equity. The Fund's global equity holdings contributed to performance, driven by stock selection in information technology, energy, utilities, communication services and real estate securities. Sector allocation benefitted as well, led by overweight allocations to information technology and health care.

At the beginning of the fiscal year we upgraded the quality profile of the Fund by moving up in credit quality with the expectation that the Fed's policy of normalizing interest rates would lead to increased volatility in the credit markets. The Fund was defensively positioned to take advantage of market volatility that dramatically increased credit spreads as COVID-19 led to a shutdown of the U.S. economy. The Fund opportunistically added to its emerging market and high yield exposures, capitalizing on tremendous widening of credit spreads during the March and June timeframes.

Looking ahead

We believe short-term interest rates will stay near zero for the foreseeable future and low inflation will keep a lid on long-term rates. The U.S.'s sizable fiscal packages provided much needed income support for sidelined workers and financial support for businesses facing interrupted product demand and cash flows. However, we do not view the packages as fiscal stimulus designed to generate sustained stronger growth.

Meanwhile, the federal government has been unsuccessfully debating another fiscal stimulus bill, while states look to fill gaps in their budgets. We think the outlook for a near-term solution is poor due to considerable focus on the Supreme Court and U.S. elections in early November.

Demand for corporate credit remains intact, though recently decelerated from record-setting levels. Across the globe, fixed-income yields are staggeringly low, leaving investors few alternatives. The Fed has stepped in as a buyer in the U.S. investment-grade and high-yield markets, which we believe is likely to support current spread levels.

China has contained COVID-19 more effectively than most countries and is now the closest of the major countries to operating as "business-as-usual." This has been a major support to global resource demand. The economies of many emerging market countries have been supported by surprisingly aggressive fiscal stimulus. With ballooning fiscal deficits, however, governments will likely have less room to respond as COVID-19 continues to heavily impact Latin American economies and a second wave arrives in Europe.

While West Texas Intermediate crude has remained in a tight band near $40 per barrel during the quarter, we don't believe it is a level that will sustain fiscal spending in oil-based economies such as those in the Persian Gulf and Nigeria. Meanwhile, China's resurgent economy and supply disruptions have supported the prices of many industrial metals.

The impact from COVID-19 is also driving significant differentiation among global real estate sectors in terms of short- and long-term growth prospects. However, we believe strong capital foundations of most real estate securities, coupled with highly supportive financial conditions, positions the sector well as the global economy continues to strengthen.

Finally, the tilt away from globalization that has been underway for about half of the decade is likely to be reinforced. We believe new factors stemming from COVID-19 will fuel the move further away globalization, which will change complex international supply chains, higher tariffs and potentially increased barriers to immigration.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund's other sleeves, or to the market as a whole, which would result in the Fund performing poorly.

While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) and LaSalle Investment Management Securities (LaSalle) in addition to the overall management of the Fund, including rebalancing the Fund's target allocations, IICO, Apollo and LaSalle make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO, Apollo or LaSalle will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund's aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

These and other risks are more fully described in the Fund's prospectus

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Multi-Asset Income Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	50.3%
Real Estate	9.7%
Financials	8.5%
Health Care	6.1%
Information Technology	5.3%
Industrials	4.1%
Consumer Staples	4.1%
Utilities	3.6%
Consumer Discretionary	3.2%
Energy	2.0%
Materials	1.9%
Communication Services	1.8%
Bonds	48.4%
Corporate Debt Securities	27.0%
Loans	17.5%
Asset-Backed Securities	2.1%
Mortgage-Backed Securities	1.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.3%

Country Weightings

North America	59.3%
United States	56.6%
Other North America	2.7%
Europe	24.2%
United Kingdom	6.2%
France	5.0%
Germany	4.1%
Other Europe	8.9%
Pacific Basin	11.6%
Bahamas/Caribbean	2.7%
South America	0.6%
Other	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.3%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Procter & Gamble Co. (The)	United States	Consumer Staples	Household Products
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Verizon Communications, Inc.	United States	Communication Services	Integrated Telecommunication Services
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
ENEL S.p.A.	Italy	Utilities	Electric Utilities
Amgen, Inc.	United States	Health Care	Biotechnology
Cisco Systems, Inc.	United States	Information Technology	Communications Equipment
AstraZeneca plc	United Kingdom	Health Care	Pharmaceuticals
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy Apollo Multi-Asset Income Fund, Class A Shares(1) $11,547
50% FTSE All-World High Dividend Yield Index/50% ICE BofAML US High Yield Index $13,239
FTSE All-World High Dividend Yield Index $12,582
ICE BofAML US High Yield Index $12,610
10-1 2015
9-30 2016
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	-7.77%	-2.85%	-1.76%	-1.66%	-2.06%
5-year period ended 9-30-20	—	—	—	—	—
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20[4]	2.92%	3.38%	4.51%	4.61%	4.21%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%[a]. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 3.50%.

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.8%		
Deutsche Telekom AG, Registered Shares (A)	118	$ 1,962
Verizon Communications, Inc.	68	4,062
		6,024
Total Communication Services – 1.8%		6,024
Consumer Discretionary		
Apparel Retail – 0.0%		
True Religion Apparel, Inc. (B)(C)	1	—
Apparel, Accessories & Luxury Goods – 0.6%		
V.F. Corp.	26	1,844
Automobile Manufacturers – 0.5%		
Subaru Corp. (A)(D)	85	1,656
Casinos & Gaming – 1.2%		
New Cotai Participation Corp., Class B (B)(C)(E)	318	1,585
Sands China Ltd. (A)	597	2,313
		3,898
Education Services – 0.0%		
Laureate Education, Inc., Class A (B)	11	142
Hotels, Resorts & Cruise Lines – 0.3%		
Studio City International Holdings Ltd. ADR (B)	35	584
Studio City International Holdings Ltd. ADR (B)(E)	15	235
		819
Specialty Stores – 0.0%		
Party City Holdco, Inc. (B)(E)	7	17
Total Consumer Discretionary – 2.6%		8,376
Consumer Staples		
Agricultural Products – 0.0%		
Pinnacle Agriculture Enterprises LLC (A)(B)(C)(E)	1	—
Food Distributors – 0.5%		
Sysco Corp.	29	1,805
Household Products – 1.5%		
Procter & Gamble Co. (The)	35	4,869
Packaged Foods & Meats – 0.3%		
Mowi ASA (A)	61	1,089
Personal Products – 0.8%		
Unilever plc (A)	43	2,636
Tobacco – 1.0%		
Philip Morris International, Inc.	44	3,263
Total Consumer Staples – 4.1%		13,662

COMMON STOCKS (Continued)	Shares	Value
Energy		
Coal & Consumable Fuels – 0.1%		
Foresight Energy L.P. (B)(C)(E)	31	$ 444
Westmoreland Coal Co. (B)	7	55
		499
Integrated Oil & Gas – 0.8%		
Total S.A. (A)(D)	77	2,638
Oil & Gas Exploration & Production – 0.7%		
Bellatrix Exploration Ltd. (A)(B)(C)	76	—*
CNOOC Ltd. (A)	2,456	2,362
		2,362
Total Energy – 1.6%		5,499
Financials		
Asset Management & Custody Banks – 0.6%		
3i Group plc (A)	144	1,847
Consumer Finance – 0.6%		
ORIX Corp. (A)	154	1,927
Diversified Banks – 3.2%		
Bank of Montreal (A)	36	2,125
BNP Paribas S.A. (A)	43	1,557
DBS Group Holdings Ltd. (A)	132	1,945
ING Groep N.V., Certicaaten Van Aandelen (A)	233	1,665
KeyCorp	142	1,693
PT Bank Mandiri (Persero) Tbk (A)	5,155	1,724
		10,709
Investment Banking & Brokerage – 0.9%		
Morgan Stanley	59	2,834
Multi-Line Insurance – 1.1%		
Axa S.A. (A)	94	1,739
Zurich Financial Services, Registered Shares (A)	6	1,974
		3,713
Other Diversified Financial Services – 0.9%		
Citigroup, Inc.	69	2,975
Property & Casualty Insurance – 0.6%		
Tokio Marine Holdings, Inc. (A)(D)	43	1,899
Reinsurance – 0.6%		
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares (A)	7	1,827
Total Financials – 8.5%		27,731
Health Care		
Biotechnology – 1.1%		
Amgen, Inc.	14	3,671

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 0.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares (A)	32	$ 1,516
Health Care Services – 0.9%		
CVS Caremark Corp.	48	2,817
Pharmaceuticals – 3.6%		
Advanz Pharma Corp. (A)(B)	6	29
AstraZeneca plc (A)	32	3,492
GlaxoSmithKline plc (A)	121	2,261
Roche Holdings AG, Genusscheine (A)	9	3,126
Sanofi-Aventis (A)	24	2,443
		11,351
Total Health Care – 6.1%		19,355
Industrials		
Aerospace & Defense – 1.4%		
BAE Systems plc (A)	271	1,685
Lockheed Martin Corp.	8	3,011
		4,696
Construction & Engineering – 0.7%		
McDermott International, Inc. (B)(C)	4	—
McDermott International, Inc. (B)	68	163
Vinci (A)	21	1,773
		1,936
Electrical Components & Equipment – 2.0%		
Eaton Corp.	25	2,556
Schneider Electric S.A. (A)	30	3,775
		6,331
Total Industrials – 4.1%		12,963
Information Technology		
Communications Equipment – 1.1%		
Cisco Systems, Inc.	93	3,660
Semiconductors – 2.7%		
QUALCOMM, Inc.	22	2,581
Taiwan Semiconductor Manufacturing Co. Ltd. (A)	412	6,198
		8,779
Technology Hardware, Storage & Peripherals – 1.5%		
Samsung Electronics Co. Ltd. (A)	97	4,834
Total Information Technology – 5.3%		17,273
Materials		
Construction Materials – 0.5%		
CRH plc (A)	45	1,633
Diversified Chemicals – 0.6%		
Eastman Chemical Co.	24	1,890

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Diversified Metals & Mining – 0.8%		
Anglo American plc (A)	109	$2,626
Total Materials – 1.9%		6,149
Real Estate		
Diversified Real Estate Activities – 0.9%		
CapitaLand Ltd. (A)	76	152
Daibiru Corp. (A)	6	64
Heiwa Real Estate Co. Ltd. (A)	10	271
Heiwa Real Estate Co. Ltd. (A)	—*	40
Mitsubishi Estate Co. Ltd. (A)	38	574
Mitsui Fudosan Co. Ltd. (A)	22	381
New World Development Co. Ltd. (A)(B)	91	446
Nomura Real Estate Holdings, Inc. (A)	11	205
Sun Hung Kai Properties Ltd. (A)	13	173
Tokyu Fudosan Holdings Corp. (A)	43	188
Tricon Capital Group, Inc. (A)	29	242
		2,736
Diversified REITs – 0.7%		
Empire State Realty Trust, Inc., Class A	47	287
Gecina (A)	3	346
H&R Real Estate Investment Trust (A)	15	108
Land Securities Group plc (A)	44	294
Mapletree North Asia Commercial Trust (A)	22	15
Merlin Properties Socimi S.A. (A)	40	332
Mirvac Group (A)	61	95
Nomura Real Estate Master Fund, Inc. (A)	—*	224
NSI N.V. (A)	3	119
United Urban Investment Corp. (A)	—*	92
VEREIT, Inc.	54	350
		2,262
Health Care REITs – 0.6%		
Healthcare Trust of America, Inc., Class A	19	481
Sabra Health Care REIT, Inc.	5	71
Ventas, Inc.	15	646
Welltower, Inc.	16	890
		2,088
Hotel & Resort REITs – 0.2%		
Invincible Investment Corp. (A)	—*	85
Japan Hotel REIT Investment Corp. (A)	—*	70
Park Hotels & Resorts, Inc.	13	130
Pebblebrook Hotel Trust	12	145
Sunstone Hotel Investors, Inc.	33	262
		692
Industrial REITs – 1.4%		
ARA LOGOS Logistics Trust (A)	85	39
Cambridge Industrial Trust (A)	150	43
CRE Logistics REIT, Inc. (A)	—*	157
Duke Realty Corp.	22	816
First Industrial Realty Trust, Inc.	20	797

COMMON STOCKS (Continued)	Shares	Value
Industrial REITs (Continued)		
Industrial & Infrastructure Fund Investment Corp. (A)	—*	$ 111
ITOCHU Advance Logistics Investment Corp. (A)	—*	186
Mapletree Investments Pte Ltd. (A)	80	190
Mapletree Logistics Trust (A)	61	92
Mitsubishi Estate Logistics REIT Investment Corp. (A)	—*	29
Mitsui Fudosan Logistics Park, Inc. (A)	—*	148
ProLogis, Inc.	12	1,232
Safestore Holdings plc (A)	29	288
SEGRO plc (A)	41	488
		4,616
Office REITs – 0.8%		
Corporate Office Properties Trust	14	322
Cousins Properties, Inc. (A)	7	209
Derwent London plc (A)	8	271
Douglas Emmett, Inc.	17	424
Fonciere des Regions S.A. (A)	2	176
Highwoods Properties, Inc.	3	113
Ichigo Office REIT Investment Corp. (A)	—*	248
Invesco Office J-REIT, Inc. (A)	1	188
Japan Excellent, Inc. (A)	—*	162
Japan Prime Realty Investment Corp. (A)	—*	118
Kilroy Realty Corp.	2	88
ORIX JREIT, Inc. (A)	—*	326
		2,645
Real Estate Development – 0.2%		
Cheung Kong (Holdings) Ltd. (A)	44	214
Sino Land Co. Ltd. (A)	159	186
Wharf (Holdings) Ltd. (The) (A)	84	343
		743
Real Estate Operating Companies – 1.0%		
Ado Properties S.A. (A)	7	198
Deutsche Wohnen AG (A)	11	538
Entra ASA (A)	32	444
Hang Lung Properties Ltd. (A)	99	252
Keihanshin Building Co. Ltd. (A)	7	109
Vonovia SE (A)	23	1,593
		3,134
Residential REITs – 1.6%		
American Campus Communities, Inc.	12	424
AvalonBay Communities, Inc.	7	1,024
Camden Property Trust	2	201
Canadian Apartment Properties REIT (A)	20	708
Daiwa Securities Living Investment Corp. (A)	—*	63
Equity Lifestyle Properties, Inc.	8	503
Equity Residential	7	337
Essex Property Trust, Inc.	2	458
Invitation Homes, Inc.	44	1,238

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
Irish Residential Properties REIT plc (A)	77	$ 127
Starts Proceed Investment Corp. (A)	—*	53
		5,136
Retail REITs – 1.2%		
Agree Realty Corp.	5	290
CapitaMall Trust (A)	67	96
First Capital REIT (A)	36	349
Fortune (A)	152	128
Frasers Centrepoint Trust (A)	25	45
Klepierre (A)	7	97
Link (The) (A)	52	424
Mapletree Commercial Trust (A)	64	91
National Retail Properties, Inc.	7	244
Realty Income Corp.	9	544
Regency Centers Corp.	8	310
Retail Properties of America, Inc.	43	251
Simon Property Group, Inc.	7	458
Urban Edge Properties	8	74
Vicinity Centres (A)	355	355
Weingarten Realty Investors	13	215
		3,971
Specialized REITs – 1.1%		
Big Yellow Group plc (A)	6	80
CubeSmart	12	392
Digital Realty Trust, Inc.	8	1,172
Equinix, Inc.	—*	111
Public Storage, Inc.	5	1,016
SBA Communications Corp.	2	564
VICI Properties, Inc.	16	368
		3,703
Total Real Estate – 9.7%		31,726
Utilities		
Electric Utilities – 2.4%		
E.ON AG (A)	158	1,738
ENEL S.p.A. (A)	424	3,680
Exelon Corp.	73	2,607
		8,025
Multi-Utilities – 0.7%		
RWE Aktiengesellschaft (A)	62	2,325
Water Utilities – 0.5%		
Guangdong Investment Ltd. (A)	1,078	1,713
Total Utilities – 3.6%		12,063
TOTAL COMMON STOCKS – 49.3%		$160,821
(Cost: $150,586)		

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

PREFERRED STOCKS		Shares	Value
Consumer Discretionary			
Automobile Manufacturers – 0.6%			
Volkswagen AG, 2.260% (A)(B)		12	$ 1,910
Total Consumer Discretionary – 0.6%			1,910
Energy			
Oil & Gas Exploration & Production – 0.4%			
Targa Resources Corp., 9.500% (B)(E)		1	1,333
Total Energy – 0.4%			1,333
TOTAL PREFERRED STOCKS – 1.0%			$3,243
(Cost: $3,353)			

ASSET-BACKED SECURITIES		Principal	Value
Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps), 3.775%, 7–15–26 (H)(I)	$	600	589
Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps), 8.022%, 7–20–28 (I)		650	542
Audax Senior Debt CLO II LLC, Series 2019-2A, Class C (3-Month U.S LIBOR plus 490 bps), 6.811%, 10–22–29 (H)(I)		250	240
Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps), 6.706%, 7–23–31 (H)(I)		750	629
GoldenTree Loan Management CLO Ltd., Series 2X, Class D (3-Month EURIBOR plus 285 bps), 2.850%, 1–20–32 (G)(I)	EUR	385	406
Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps), 3.745%, 10–25–30 (H)(I)	$	1,000	889
Northwoods Capital XI-B Ltd. and Northwoods Capital XI-B LLC, Series 2018-14BA, Class D (3-Month U.S. LIBOR plus 340 bps), 3.654%, 11–13–31 (H)(I)		1,200	1,032
TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class DR (3-Month U.S. LIBOR plus 390 bps), 4.172%, 10–20–30 (H)(I)		750	661
Trinitas CLO Ltd., Ser 2019-11A, Class D (3-Month U.S. LIBOR plus 422 bps), 4.495%, 7–15–32 (H)(I)		1,000	1,000
Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps), 6.172%, 7–20–31 (H)(I)		750	596
Venture CDO Ltd., Series 17-26A, Class D (3-Month U.S. LIBOR plus 425 bps), 4.522%, 1–20–29 (H)(I)	$	400	$ 369
TOTAL ASSET-BACKED SECURITIES – 2.1%			$6,953
(Cost: $7,662)			

CORPORATE DEBT SECURITIES		Principal	Value
Communication Services			
Advertising – 0.0%			
Lamar Media Corp., 4.000%, 2–15–30 (H)		101	101
Alternative Carriers – 0.0%			
Front Range BidCo, Inc., 4.000%, 3–1–27 (H)		120	118
Broadcasting – 0.5%			
Clear Channel International B.V., 6.625%, 8–1–25 (H)		200	204
Clear Channel Outdoor Holdings, Inc., 5.125%, 8–15–27 (H)		822	789
Clear Channel Worldwide Holdings, Inc., 9.250%, 2–15–24		609	590
Globo Comunicacoes e Participacoes S.A., 4.875%, 1–22–30 (H)		200	197
Nexstar Escrow, Inc., 5.625%, 7–15–27 (H)		30	32
			1,812
Cable & Satellite – 1.6%			
Altice Financing S.A., 5.000%, 1–15–28 (H)		220	214
Altice France Holding S.A., 6.000%, 2–15–28 (H)		1,081	1,031
Altice France S.A., 7.375%, 5–1–26 (H)		234	245
CCO Holdings LLC and CCO Holdings Capital Corp.:			
4.500%, 8–15–30 (H)		351	368
4.500%, 5–1–32 (H)		107	112
CSC Holdings LLC:			
5.500%, 5–15–26 (H)		300	312
5.375%, 2–1–28 (H)		186	196
5.750%, 1–15–30 (H)		202	215
DISH DBS Corp.:			
7.750%, 7–1–26		498	548
7.375%, 7–1–28 (H)		96	99
GCI LLC, 4.750%, 10–15–28 (H)		94	95
Intelsat Jackson Holdings S.A., 9.500%, 9–30–22 (F)(H)		471	512
Virgin Media Secured Finance plc, 4.250%, 1–15–30 (G)	GBP	100	127
VTR Comunicaciones S.p.A., 5.125%, 1–15–28 (H)	$	386	399
VTR Finance B.V., 6.375%, 7–15–28 (H)	$	591	$ 621
Ziggo B.V., 2.875%, 1–15–30 (G)(H)	EUR	170	194
Ziggo Secured Finance B.V., 5.500%, 1–15–27 (H)	$	147	154
			5,442
Integrated Telecommunication Services – 2.8%			
Cablevision Lightpath LLC, 5.625%, 9–15–28 (H)		200	203
Colombia Telecomunicaciones S.A. E.S.P., 4.950%, 7–17–30 (H)		200	208
Consolidated Communications, Inc., 6.500%, 10–1–28 (H)		290	296
Frontier Communications Corp.:			
7.125%, 1–15–23 (F)		40	15
6.875%, 1–15–25 (F)		942	357
11.000%, 9–15–25 (F)		1,409	592
8.500%, 4–1–26 (F)(H)		1,762	1,778
8.000%, 4–1–27 (F)(H)		1,532	1,527
9.000%, 8–15–31 (F)		41	15
Level 3 Financing, Inc., 3.625%, 1–15–29 (H)		100	99
Northwest Fiber LLC, 10.750%, 6–1–28 (H)		128	139
PT Tower Bersama Infrastructure Tbk, 4.250%, 1–21–25		200	200
Telecom Italia S.p.A., 1.125%, 3–26–22 (G)	EUR	200	233
West Corp., 8.500%, 10–15–25 (H)	$	2,588	2,251
Windstream Escrow LLC, 7.750%, 8–15–28 (H)		951	934
			8,847
Publishing – 0.1%			
MDC Partners, Inc., 6.500%, 5–1–24 (H)		478	436
Wireless Telecommunication Service – 0.9%			
Digicel Group Ltd., 8.750%, 5–25–24 (H)		195	196
Digicel Group Ltd. (5.000% Cash and 3.000% PIK), 8.000%, 4–1–25 (H)(J)		114	40
Digicel Group Ltd. (7.000% Cash or 7.000% PIK), 7.000%, 10–1–68 (H)(J)		87	11
Digicel International Finance Ltd.:			
8.750%, 5–25–24 (H)		1,251	1,256
8.000%, 12–31–26 (H)		78	60
Digicel International Finance Ltd. (6.000% Cash and 7.000% PIK), 13.000%, 12–31–25 (H)(J)		99	90

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Digicel International Finance Ltd. (8.000% Cash and 2.000% PIK or 10.000% PIK), 10.000%, 4–1–24 (J)	$ 710	$ 544
Digicel Ltd., 6.750%, 3–1–23 (H)	1,000	630
Matterhorn Telecom S.A., 3.125%, 9–15–26 (G)	EUR 200	223
		3,050
Total Communication Services – 5.8%		19,806
Consumer Discretionary		
Apparel Retail – 0.2%		
Abercrombie & Fitch Management Co. (GTD by Abercrombie & Fitch Co.), 8.750%, 7–15–25 (H)	$ 339	357
L Brands, Inc.:		
6.875%, 7–1–25 (H)	49	53
9.375%, 7–1–25 (H)	88	101
6.625%, 10–1–30 (H)	188	191
		702
Automobile Manufacturers – 0.1%		
Ford Motor Co.:		
8.500%, 4–21–23	205	223
9.000%, 4–22–25	205	235
		458
Automotive Retail – 0.5%		
Asbury Automotive Group, Inc.:		
4.500%, 3–1–28 (H)	345	347
4.750%, 3–1–30 (H)	346	348
Carvana Co., 8.875%, 10–1–23 (H)	528	551
Ken Garff Automotive LLC, 4.875%, 9–15–28 (H)	94	93
Lithia Motors, Inc.:		
5.250%, 8–1–25 (H)	85	87
4.625%, 12–15–27 (H)	139	144
4.375%, 1–15–31	149	149
Sonic Automotive, Inc., 6.125%, 3–15–27	185	191
		1,910
Casinos & Gaming – 1.2%		
Boyd Gaming Corp.:		
8.625%, 6–1–25 (H)	101	111
4.750%, 12–1–27	324	318
Churchill Downs, Inc., 5.500%, 4–1–27 (H)	102	106
Colt Merger Sub, Inc.:		
6.250%, 7–1–25 (H)	387	403
8.125%, 7–1–27 (H)	644	683
Everi Payments, Inc., 7.500%, 12–15–25 (H)	565	554
Gateway Casinos & Entertainment Ltd., 8.250%, 3–1–24 (H)	426	360

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Golden Nugget, Inc., 6.750%, 10–15–24 (H)	$ 914	$ 763
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
5.000%, 10–15–25 (H)	139	140
7.000%, 5–15–28 (H)	43	43
7.250%, 11–15–29 (H)	43	44
Wynn Macau Ltd.:		
4.875%, 10–1–24 (H)	200	197
5.500%, 10–1–27 (H)	409	397
		4,119
Education Services – 0.1%		
Laureate Education, Inc., 8.250%, 5–1–25 (H)	197	209
Home Improvement Retail – 0.0%		
Beacon Roofing Supply, Inc., 4.500%, 11–15–26 (H)	68	70
Homebuilding – 0.2%		
K. Hovnanian Enterprises, Inc., 10.500%, 2–15–26 (H)	500	492
Hotels, Resorts & Cruise Lines – 0.5%		
Boyne USA, Inc., 7.250%, 5–1–25 (H)	426	445
Carnival Corp.:		
10.500%, 2–1–26 (D)(H)	44	48
9.875%, 8–1–27 (H)	190	201
Marriott Ownership Resorts, Inc. (GTD by Marriott Vacations Worldwide Corp.), 6.125%, 9–15–25 (H)	250	261
NCL Corp. Ltd.:		
12.250%, 5–15–24 (H)	349	391
10.250%, 2–1–26 (H)	232	242
POWDR Corp., 6.000%, 8–1–25 (H)	96	98
		1,686
Internet & Direct Marketing Retail – 0.1%		
Prosus N.V., 2.031%, 8–3–32 (G)(H)	EUR 200	236
Leisure Facilities – 0.4%		
Cedar Fair Entertainment Co., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.500%, 5–1–25 (H)	$ 669	687
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC, 5.375%, 4–15–27	356	354
Live Nation Entertainment, Inc., 4.750%, 10–15–27 (H)	202	189
Six Flags Theme Parks, Inc., 7.000%, 7–1–25 (H)	41	44
		1,274

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Consumer Services – 0.3%		
Klesia Prevoyance, 5.375%, 12–8–26 (G)	EUR 200	$ 246
Nielsen Finance LLC and Nielsen Finance Co.:		
5.625%, 10–1–28 (H)	$ 283	291
5.875%, 10–1–30 (H)	236	244
Service Corp. International, 5.125%, 6–1–29	341	378
		1,159
Specialty Stores – 1.2%		
Michaels Stores, Inc.:		
8.000%, 7–15–27 (D)(H)	403	421
4.750%, 10–1–27 (H)	94	93
Party City Holdings, Inc. (5.000% Cash and 5.000% PIK), 10.000%, 8–15–26 (H)(J)	35	30
Party City Holdings, Inc. (6-Month U.S. LIBOR plus 500 bps), 5.750%, 7–15–25 (H)(I)	65	48
Staples, Inc.:		
7.500%, 4–15–26 (H)	2,584	2,381
10.750%, 4–15–27 (H)	1,117	896
		3,869
Total Consumer Discretionary – 4.8%		16,184
Consumer Staples		
Agricultural Products – 0.1%		
NBM U.S. Holdings, Inc., 7.000%, 5–14–26	200	212
Packaged Foods & Meats – 0.9%		
JBS Investments II GmbH (GTD by JBS S.A.), 5.750%, 1–15–28 (D)	200	208
JBS USA Lux S.A. and JBS USA Finance, Inc., 6.750%, 2–15–28 (H)	355	386
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.), 5.500%, 1–15–30 (H)	120	131
Pilgrim's Pride Corp.:		
5.750%, 3–15–25 (H)	153	156
5.875%, 9–30–27 (H)	550	568
Simmons Foods, Inc.:		
7.750%, 1–15–24 (H)	274	287
5.750%, 11–1–24 (H)	1,182	1,183
		2,919
Total Consumer Staples – 1.0%		3,131
Energy		
Coal & Consumable Fuels – 0.1%		
Minejesa Capital B.V., 4.625%, 8–10–30	200	205

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Oil & Gas Drilling – 0.1%			
KCA Deutag UK Finance plc,			
7.250%, 5–15–21 (H)	$	1,000	$ 467
Offshore Drilling Holding S.A.,			
8.375%, 9–20–20 (F)(H)(K)		1,400	126
			593
Oil & Gas Equipment & Services – 0.0%			
Nine Energy Service, Inc.,			
8.750%, 11–1–23 (H)		311	93
Oil & Gas Exploration & Production – 1.8%			
Abu Dhabi National Energy Co.,			
4.000%, 10–3–49		200	234
Bellatrix Exploration Ltd.,			
8.500%, 9–11–23 (F)		177	—
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK),			
9.500%, 12–15–23 (F)(J)		193	—
Comstock Resources, Inc.,			
9.750%, 8–15–26		47	48
Crownrock L.P.,			
5.625%, 10–15–25 (H)		1,161	1,094
Delek & Avner Tamar Bond Ltd.,			
5.082%, 12–30–23 (H)		100	102
Endeavor Energy Resources L.P.:			
5.500%, 1–30–26 (H)		438	435
5.750%, 1–30–28 (H)		319	320
Endeavor Energy Resources L.P. and EER Finance, Inc.,			
6.625%, 7–15–25 (H)		237	243
Gaz Capital S.A.,			
5.150%, 2–11–26		200	223
Laredo Petroleum, Inc.:			
9.500%, 1–15–25		660	393
10.125%, 1–15–28 (D)		440	260
Moss Creek Resources Holdings, Inc.,			
7.500%, 1–15–26 (H)		511	307
PT Pertamina (Persero),			
4.175%, 1–21–50		200	200
QEP Resources, Inc.:			
5.250%, 5–1–23		210	153
5.625%, 3–1–26		183	104
Sanchez Energy Corp.,			
0.000%, 2–15–23 (C)(E)(L)		111	—
Seven Generations Energy Ltd.:			
6.750%, 5–1–23 (H)		971	948
5.375%, 9–30–25 (H)		419	397
			5,461
Oil & Gas Refining & Marketing – 0.7%			
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):			
6.125%, 10–1–24		163	47
6.375%, 7–1–26		218	53
Comstock Escrow Corp.,			
9.750%, 8–15–26		1,534	1,578
EG Global Finance plc:			
4.375%, 2–7–25 (G)(H)	EUR	169	187
6.250%, 10–30–25 (G)(H)		107	125

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Oil & Gas Refining & Marketing (Continued)			
EP Energy LLC and Everest Acquisition Finance, Inc.:			
9.375%, 5–1–24 (F)(H)	$	207	$ —*
8.000%, 2–15–25 (F)(H)		221	—*
7.750%, 5–15–26 (F)(H)		323	71
PBF Holding Co. LLC:			
9.250%, 5–15–25 (H)		135	138
6.000%, 2–15–28 (H)		220	148
			2,347
Oil & Gas Storage & Transportation – 0.1%			
Crestwood Midstream Partners L.P. and Crestwood Midstream Finance Corp.,			
6.250%, 4–1–23		191	187
Total Energy – 2.8%			8,886
Financials			
Consumer Finance – 0.3%			
Alliance Data Systems Corp.,			
4.750%, 12–15–24 (H)		573	537
CURO Group Holdings Corp.,			
8.250%, 9–1–25 (H)		478	401
			938
Diversified Banks – 0.4%			
Banco de Bogota S.A.,			
5.375%, 2–19–23		200	211
Banco Nacional de Panama,			
2.500%, 8–11–30 (H)		200	198
Banco Santander (Mexico) S.A.,			
5.950%, 10–1–28 (H)		200	211
Oversea-Chinese Banking Corp. Ltd.,			
1.832%, 9–10–30 (D)(H)		200	199
Skandinaviska Enskilda Banken AB,			
1.375%, 10–31–28 (G)	EUR	100	120
TerraForm Power Operating LLC (GTD by TerraForm Power LLC),			
5.000%, 1–31–28 (H)	$	67	73
			1,012
Insurance Brokers – 1.0%			
Ardonagh Midco 2 plc,			
11.500%, 1–15–27 (H)		818	826
NFP Corp.:			
7.000%, 5–15–25 (H)		203	215
6.875%, 8–15–28 (H)		2,196	2,220
Vienna Insurance Group AG,			
5.500%, 10–9–43 (G)	EUR	100	133
			3,394
Investment Banking & Brokerage – 0.1%			
INTL FCStone, Inc.,			
8.625%, 6–15–25 (H)	$	499	539
Life & Health Insurance – 0.1%			
Aegon N.V.,			
4.000%, 4–25–44 (G)	EUR	200	251

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Life & Health Insurance (Continued)			
AIA Group Ltd.,			
3.200%, 9–16–40 (H)	$	200	$ 206
			457
Multi-line Insurance – 0.1%			
La Mondiale SAM,			
6.750%, 4–25–44 (G)	EUR	100	136
Multi-Line Insurance – 0.3%			
ASR Nederland N.V.,			
5.125%, 9–29–45 (G)		100	135
Humanis Prevoyance,			
5.750%, 10–22–25 (G)		300	384
Mapfre S.A.,			
4.375%, 3–31–47 (G)		100	131
			650
Property & Casualty Insurance – 0.2%			
Amwins Group, Inc.,			
7.750%, 7–1–26 (H)	$	657	703
Specialized Finance – 1.1%			
BCPE Cycle Merger Sub II, Inc.,			
10.625%, 7–15–27 (H)		809	858
Compass Group Diversified Holdings LLC,			
8.000%, 5–1–26 (H)		1,143	1,200
Galaxy Bidco Ltd.,			
6.500%, 7–31–26 (G)	GBP	100	131
NBK Tier 1 Financing (2) Ltd.,			
4.500%, 5–27–68 (H)	$	300	296
PLT VII Finance S.a.r.l.,			
4.625%, 1–5–26 (G)(H)	EUR	100	119
Rede D'Or Finance S.a.r.l.,			
4.500%, 1–22–30 (H)	$	200	189
Techem Verwaltungsgesellschaft 674 mbH,			
2.000%, 7–15–25 (G)	EUR	400	447
Tengizchevroil Finance Co. International Ltd.,			
3.250%, 8–15–30 (H)	$	200	202
VMED O2 UK Financing I plc,			
3.250%, 1–31–31 (G)(H)	EUR	200	233
			3,675
Thrifts & Mortgage Finance – 0.2%			
Provident Funding Associates L.P. and PFG Finance Corp.,			
6.375%, 6–15–25 (H)	$	786	761
Total Financials – 3.8%			12,265
Health Care			
Health Care Equipment – 0.0%			
Hologic, Inc.,			
3.250%, 2–15–29 (H)		194	195

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Health Care Facilities – 0.5%			
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,			
9.750%, 12–1–26 (H)	$	540	$ 574
Surgery Center Holdings, Inc.,			
10.000%, 4–15–27 (H)		1,005	1,070
			1,644
Health Care Services – 0.2%			
Heartland Dental LLC,			
8.500%, 5–1–26 (H)		789	785
Health Care Supplies – 0.0%			
Catalent Pharma Solutions, Inc.,			
2.375%, 3–1–28 (G)(H)	EUR	133	149
Health Care Technology – 0.5%			
Verscend Holding Corp.,			
9.750%, 8–15–26 (H)	$	1,436	1,561
Pharmaceuticals – 0.7%			
Advanz Pharma Corp.,			
8.000%, 9–6–24		72	70
Bausch Health Cos., Inc.:			
9.000%, 12–15–25 (H)		153	167
9.250%, 4–1–26 (H)		441	485
8.500%, 1–31–27 (H)		832	914
Nidda Healthcare Holding AG:			
3.500%, 9–30–24 (G)	EUR	300	341
Par Pharmaceutical, Inc.,			
7.500%, 4–1–27 (H)	$	454	476
			2,453
Total Health Care – 1.9%			6,787
Industrials			
Aerospace & Defense – 2.0%			
Arconic Rolled Products Corp.,			
6.125%, 2–15–28 (H)		88	90
TransDigm UK Holdings plc,			
6.875%, 5–15–26		366	368
TransDigm, Inc. (GTD by TransDigm Group, Inc.):			
6.500%, 7–15–24		1,047	1,044
6.500%, 5–15–25		200	199
6.250%, 3–15–26 (H)		786	824
6.375%, 6–15–26		202	203
7.500%, 3–15–27		408	424
5.500%, 11–15–27		1,051	1,010
Wolverine Escrow LLC:			
8.500%, 11–15–24 (H)		1,167	957
9.000%, 11–15–26 (H)		1,703	1,405
13.125%, 11–15–27 (H)		128	90
			6,614
Airlines – 0.1%			
Mileage Plus Holdings LLC,			
6.500%, 6–20–27 (H)		418	435

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Building Products – 0.1%			
JELD-WEN, Inc.,			
6.250%, 5–15–25 (H)	$	119	$ 127
Standard Industries, Inc.:			
2.250%, 11–21–26 (G)(H)	EUR	100	112
3.375%, 1–15–31 (H)	$	109	107
			346
Diversified Support Services – 0.1%			
Ahern Rentals, Inc.,			
7.375%, 5–15–23 (H)		665	352
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),			
3.875%, 11–15–27		50	52
			404
Environmental & Facilities Services – 0.1%			
GFL Environmental, Inc.:			
3.750%, 8–1–25 (H)		145	145
5.125%, 12–15–26 (H)		21	22
8.500%, 5–1–27 (H)		86	93
Waste Pro USA, Inc.,			
5.500%, 2–15–26 (H)		86	87
			347
Industrial Machinery – 0.1%			
Energizer Holdings, Inc.,			
6.375%, 7–15–26 (H)		270	290
Marine Ports & Services – 0.2%			
DP World plc,			
4.700%, 9–30–49		200	202
International Container Terminal Services, Inc.,			
4.750%, 6–17–30		200	209
Mersin Uluslararasi Liman Isletmeciligi A.S.,			
5.375%, 11–15–24 (H)		200	203
			614
Railroads – 0.1%			
Lima Metro Line 2 Finance Ltd.,			
5.875%, 7–5–34 (H)		106	130
Rumo Luxembourg S.a.r.l.,			
5.250%, 1–10–28 (H)		200	208
			338
Security & Alarm Services – 0.3%			
APX Group, Inc. (GTD by APX Group Holdings, Inc.),			
7.625%, 9–1–23 (D)		272	275
Garda World Security Corp. (GTD by GW Intermediate Corp.),			
4.625%, 2–15–27 (H)		228	229
Prime Security Services Borrower LLC and Prime Finance, Inc.,			
6.250%, 1–15–28 (H)		330	334
			838
Total Industrials – 3.1%			10,226

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Information Technology			
Application Software – 1.0%			
ACI Worldwide, Inc.,			
5.750%, 8–15–26 (H)	$	16	$ 17
Boxer Parent Co., Inc.,			
6.500%, 10–2–25 (G)(H)	EUR	100	121
Kronos Acquisition Holdings, Inc.,			
9.000%, 8–15–23 (H)	$	1,418	1,438
Orbcomm, Inc.,			
8.000%, 4–1–24 (H)		1,034	1,003
Riverbed Technology, Inc. and Project Homestake Merger Corp.,			
8.875%, 3–1–23 (H)		905	629
SS&C Technologies Holdings, Inc.,			
5.500%, 9–30–27 (H)		120	128
			3,336
Data Processing & Outsourced Services – 0.1%			
j2 Cloud Services LLC and j2 Global, Inc.,			
6.000%, 7–15–25 (H)		206	214
Electronic Equipment & Instruments – 0.5%			
Itron, Inc.,			
5.000%, 1–15–26 (H)		317	325
NCR Corp.:			
8.125%, 4–15–25 (H)		165	182
5.750%, 9–1–27 (H)		113	118
5.000%, 10–1–28 (H)		318	318
6.125%, 9–1–29 (H)		144	152
5.250%, 10–1–30 (H)		106	106
Paymentsense Ltd.,			
8.000%, 10–15–25 (G)(H)	GBP	100	135
Verisure Holding AB (3-Month EURIBOR plus 500 bps):			
5.000%, 4–15–25 (G)(I)	EUR	300	355
			1,691
IT Consulting & Other Services – 0.2%			
Booz Allen Hamilton, Inc.,			
3.875%, 9–1–28 (H)	$	91	93
Sabre GLBL, Inc. (GTD by Sabre Holdings Corp.):			
9.250%, 4–15–25 (H)		103	113
7.375%, 9–1–25 (H)		42	43
Science Applications International Corp.,			
4.875%, 4–1–28 (H)		371	377
			626
Semiconductors – 0.0%			
Entegris, Inc.,			
4.375%, 4–15–28 (H)		51	52
Total Information Technology – 1.8%			5,919
Materials			
Aluminum – 0.3%			
Constellium N.V.,			
5.875%, 2–15–26 (H)		391	401
Constellium SE,			
5.625%, 6–15–28 (H)		250	255

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aluminum (Continued)		
Novelis Corp. (GTD by Novelis, Inc.), 4.750%, 1–30–30 (H)	$ 176	$ 172
		828
Commodity Chemicals – 0.2%		
NOVA Chemicals Corp.:		
4.875%, 6–1–24 (H)	508	504
5.250%, 6–1–27 (H)	266	251
		755
Construction Materials – 0.5%		
Hillman Group, Inc. (The), 6.375%, 7–15–22 (H)	1,596	1,560
Gold – 0.0%		
AngloGold Ashanti Holdings plc, 6.500%, 4–15–40	120	145
Metal & Glass Containers – 0.2%		
ARD Finance S.A. (6.500% Cash or 7.250% PIK), 6.500%, 6–30–27 (H)(J)	320	319
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.:		
2.125%, 8–15–26 (G)(H)	EUR 150	171
4.125%, 8–15–26 (H)	$ 27	27
Crown Americas LLC and Crown Americas Capital Corp. IV, 4.500%, 1–15–23	24	25
Crown Americas LLC and Crown Americas Capital Corp. V, 4.250%, 9–30–26	62	64
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (H)	65	66
7.625%, 1–15–25 (H)	98	100
		772
Paper Packaging – 0.0%		
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., 5.125%, 7–15–23 (H)	60	61
Paper Products – 0.1%		
American Greetings Corp., 8.750%, 4–15–25 (H)	362	342
Precious Metals & Minerals – 0.1%		
Industrias Penoles S.A.B. de C.V., 5.650%, 9–12–49 (H)	200	233
Total Materials – 1.4%		**4,696**
Real Estate		
Real Estate Development – 0.1%		
Logan Group Co. Ltd., 5.750%, 1–14–25	200	201
Total Real Estate – 0.1%		**201**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities		
Electric Utilities – 0.1%		
Adani Transmission Ltd., 4.250%, 5–21–36	$ 199	$ 198
Multi-Utilities – 0.1%		
Grupo Energia Bogota S.A. E.S.P., 4.875%, 5–15–30 (H)	200	224
Renewable Electricity – 0.2%		
HAT Holdings I LLC and HAT Holdings II LLC (GTD by Hannon Armstrong Sustainable Infrastructure Capital, Inc.):		
6.000%, 4–15–25 (H)	372	397
3.750%, 9–15–30 (H)	98	98
		495
Total Utilities – 0.4%		**917**
TOTAL CORPORATE DEBT SECURITIES – 27.0%		**$89,018**
(Cost: $94,689)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Other Mortgage-Backed Securities – 1.8%		
ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps), 6.275%, 10–15–27 (H)(I)	700	593
ALM Loan Funding XIX LLC, Series 2015-16A, Class D (3-Month U.S. LIBOR plus 510 bps), 5.375%, 7–15–27 (H)(I)	250	222
Ashford Hospitality Trust, Series 2018-ASHF, Class F (1-Month U.S. LIBOR plus 410 bps), 4.252%, 4–15–35 (H)(I)	600	461
Diameter Credit Funding II Ltd., Series 2019-2A, Class A, 3.940%, 1–25–38 (H)	1,000	1,004
Diameter Credit Funding II Ltd., Series 2019-2A, Class B, 4.540%, 1–25–38 (H)	500	501
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class C (3-Month U.S. LIBOR plus 250 bps), 2.775%, 4–15–33 (H)(I)	250	250
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class D (3-Month U.S. LIBOR plus 350 bps), 3.775%, 4–15–33 (H)(I)	250	249
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class E (3-Month U.S. LIBOR plus 645 bps), 8.220%, 4–15–33 (H)(I)	250	221
Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps), 5.797%, 1–28–30 (H)(I)	250	210
Other Mortgage-Backed Securities (Continued)		
PNMAC GMSR Issuer Trust, Series 2018-GT1 (1-Month U.S. LIBOR plus 285 bps), 2.998%, 2–25–23 (H)(I)	$ 2,100	$2,050
		5,761
TOTAL MORTGAGE-BACKED SECURITIES – 1.8%		**$ 5,761**
(Cost: $6,143)		

LOANS (I)	Principal	Value
Communication Services		
Advertising – 0.5%		
ABG Intermediate Holdings 2 LLC (ICE LIBOR plus 350 bps), 4.500%, 9–29–24	198	194
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps):		
3.397%, 7–25–21	639	627
4.250%, 7–25–21	142	139
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 7.500%, 7–25–22	438	420
		1,380
Alternative Carriers – 0.1%		
Front Range BidCo, Inc. (ICE LIBOR plus 300 bps), 3.147%, 3–9–27	184	179
Broadcasting – 0.5%		
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps), 3.761%, 8–21–26	975	885
Nexstar Broadcasting, Inc. (3-Month ICE LIBOR plus 275 bps), 2.905%, 9–19–26	240	235
Sinclair Television Group, Inc. (ICE LIBOR plus 250 bps), 2.650%, 9–30–26	248	241
		1,361
Cable & Satellite – 1.0%		
Intelsat Jackson Holdings S.A., 0.000%, 7–13–21 (M)	222	226
Intelsat Jackson Holdings S.A. (ICE LIBOR plus 375 bps), 8.000%, 11–27–23 (F)	1,013	1,016
Intelsat Jackson Holdings S.A. (ICE LIBOR plus 550 bps), 6.500%, 7–13–21	222	226
Newco Financing Partnership, 0.000%, 1–31–29 (M)	125	121
Radiate Holdco LLC, 0.000%, 9–11–26 (M)	250	245
UPC Broadband Holding B.V. (3-Month EURIBOR plus 250 bps), 2.500%, 4–30–29 (G)	EUR 500	572
UPC Financing Partnership, 0.000%, 1–31–29 (M)	$ 125	121

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

LOANS (I) (Continued)	Principal	Value
Cable & Satellite (Continued)		
Ziggo B.V. (3-Month EURIBOR plus 300 bps), 3.000%, 1–31–29 (G)	EUR 500	$ 571
		3,098
Integrated Telecommunication Services – 1.6%		
Consolidated Communications, Inc., 0.000%, 10–18–27 (M)	$ 624	617
eircom Finco S.a.r.l. (3-Month EURIBOR plus 325 bps), 3.000%, 5–15–26 (G)	EUR 153	177
Frontier Communications Corp., 0.000%, 3–15–24 (C)(F)(M)	$ 95	90
Northwest Fiber LLC (ICE LIBOR plus 550 bps), 5.656%, 5–1–27	950	947
Telenet International Finance S.a.r.l. (6-Month EURIBOR plus 225 bps), 2.250%, 4–30–29 (G)	EUR 250	288
West Corp. (3-Month ICE LIBOR plus 400 bps), 5.000%, 10–10–24	$ 2,843	2,573
Windstream Services LLC, 0.000%, 8–11–27 (M)	380	367
		5,059
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 425 bps), 4.156%, 8–31–25	365	362
Wireless Telecommunication Service – 0.3%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 3.800%, 5–27–24	430	376
Iridium Satellite LLC (ICE LIBOR plus 375 bps), 4.750%, 11–4–26	249	248
T-Mobile USA, Inc. (ICE LIBOR plus 300 bps), 3.147%, 4–1–27	249	249
		873
Total Communication Services – 4.1%		12,312
Consumer Discretionary		
Apparel Retail – 0.3%		
Speedster Bidco GmbH (3-Month EURIBOR plus 325 bps), 3.250%, 3–31–27 (G)	EUR 250	280
Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 8.000%, 11–28–22	$ 632	497
TRLG Intermediate Holdings LLC, 10.000%, 10–27–22 (F)	131	57
		834
Automotive Retail – 0.3%		
Belron Finance U.S. LLC (ICE LIBOR plus 250 bps), 2.768%, 10–30–26	248	245
Automotive Retail (Continued)		
EG Finco Ltd. (3-Month EURIBOR plus 400 bps), 4.000%, 2–5–25 (G)	EUR 496	$ 552
		797
Casinos & Gaming – 0.4%		
Caesars Resort Collection LLC (ICE LIBOR plus 450 bps):		
4.647%, 7–20–25	$ 167	161
4.772%, 7–20–25	83	81
Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps), 5.403%, 11–9–20	800	799
New Cotai LLC (14.000% Cash or 14.000% PIK), 14.000%, 9–10–25 (J)	83	82
Penn National Gaming, Inc. (ICE LIBOR plus 225 bps), 3.750%, 10–19–23	86	84
		1,207
Hotels, Resorts & Cruise Lines – 0.1%		
CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps), 7.006%, 10–9–20 (F)	926	46
Hotel del Coronado (1-Month U.S. LIBOR plus 500 bps), 5.153%, 8–9–21	150	151
International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps), 6.250%, 6–8–25	196	186
		383
Housewares & Specialties – 0.1%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 5.000%, 5–15–23	464	460
Leisure Facilities – 0.3%		
Alterra Mountain Co. (ICE LIBOR plus 450 bps), 5.500%, 8–1–26 (C)	249	246
United PF Holdings LLC (ICE LIBOR plus 400 bps), 4.220%, 12–30–26	545	475
United PF Holdings LLC (ICE LIBOR plus 850 bps), 9.500%, 11–12–26 (C)	136	135
		856
Leisure Products – 0.1%		
GT Polaris, Inc. (ICE LIBOR plus 400 bps), 5.000%, 8–4–27	250	248
Restaurants – 0.0%		
NPC International, Inc. (ICE LIBOR plus 750 bps), 8.500%, 4–18–25 (F)	572	26
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 600 bps), 6.647%, 8–4–25	$ 626	$ 626
Specialty Stores – 1.0%		
Academy Sports + Outdoors (ICE LIBOR plus 400 bps), 5.000%, 7–2–22	500	487
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.000%, 10–16–23	701	597
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 10.250%, 5–21–24 (C)	671	523
Party City Holdings, Inc., 0.000%, 8–19–22 (M)	210	171
Party City Holdings, Inc. (ICE LIBOR plus 250 bps), 3.250%, 8–19–22	262	213
PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps), 4.250%, 1–26–23	477	437
Staples, Inc. (ICE LIBOR plus 500 bps), 5.251%, 4–12–26	919	853
		3,281
Textiles – 0.2%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 4.397%, 6–15–25	690	661
Tires & Rubber – 0.1%		
Wheel Pros, Inc. (ICE LIBOR plus 475 bps), 4.897%, 4–4–25	244	238
Total Consumer Discretionary – 3.1%		9,617
Consumer Staples		
Packaged Foods & Meats – 0.3%		
Froneri U.S., Inc. (ICE LIBOR plus 225 bps), 2.397%, 1–31–27	330	317
Shearer's Foods LLC (ICE LIBOR plus 400 bps), 4.750%, 9–14–27	159	158
Upfield B.V. (3-Month EURIBOR plus 350 bps), 3.500%, 7–2–25 (G)	EUR 250	284
		759
Soft Drinks – 0.2%		
Refresco Holding B.V., 0.000%, 3–29–25 (G)(M)	500	580
Total Consumer Staples – 0.5%		1,339
Energy		
Coal & Consumable Fuels – 0.2%		
Foresight Energy LLC (ICE LIBOR plus 800 bps), 9.500%, 6–29–27	$ 262	276

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

LOANS (I) (Continued)	Principal	Value
Coal & Consumable Fuels (Continued)		
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 9.250%, 3–15–22	$ 101	$ 91
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK), 15.000%, 3–15–29 (J)	532	292
		659
Oil & Gas Drilling – 0.1%		
KCA Deutag U.S. Finance LLC (ICE LIBOR plus 675 bps), 7.750%, 2–28–23	490	224
Oil & Gas Equipment & Services – 0.1%		
ChampionX Holding, Inc. (ICE LIBOR plus 500 bps), 6.000%, 6–3–27 (C)	252	251
Oil & Gas Exploration & Production – 0.0%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps), 11.375%, 12–31–21 (F)	435	8
California Resources Corp. (ICE LIBOR plus 475 bps), 5.750%, 12–31–22 (F)	323	116
		124
Oil & Gas Storage & Transportation – 0.2%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps), 5.260%, 3–1–26	900	634
Total Energy – 0.6%		1,892
Financials		
Asset Management & Custody Banks – 0.2%		
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps), 6.895%, 7–20–26	689	657
HarbourVest Partners LLC (ICE LIBOR plus 225 bps), 2.525%, 3–1–25 (C)	198	196
		853
Financial Exchanges & Data – 0.1%		
Refinitiv U.S. Holdings, Inc. (3-Month EURIBOR plus 400 bps), 3.250%, 10–1–25 (G)	EUR 137	159
Insurance Brokers – 0.1%		
Ryan Specialty Group LLC (ICE LIBOR plus 325 bps), 4.000%, 9–1–27	$ 250	247
Investment Banking & Brokerage – 0.2%		
ION Trading Finance Ltd. (3-Month EURIBOR plus 325 bps), 4.250%, 11–21–24 (G)	EUR 248	285
ION Trading Finance Ltd. (ICE LIBOR plus 400 bps), 5.000%, 11–21–24	$ 275	269
		554

LOANS (I) (Continued)	Principal	Value
Multi-Sector Holdings – 0.1%		
THG Operations Holdings Ltd. (3-Month EURIBOR plus 450 bps), 4.500%, 12–11–26 (G)	EUR 250	$ 291
Other Diversified Financial Services – 0.2%		
AqGen Ascensus, Inc. (ICE LIBOR plus 400 bps), 5.000%, 12–3–26	$ 649	644
Property & Casualty Insurance – 0.5%		
Alera Group Intermediate Holdings, Inc. (3-Month ICE LIBOR plus 450 bps), 4.147%, 8–1–25 (C)	248	244
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps), 4.647%, 2–28–25	1,486	1,365
		1,609
Specialized Finance – 0.4%		
Gulf Finance LLC (ICE LIBOR plus 525 bps), 6.250%, 8–25–23	891	626
Lealand Finance Co. B.V., 0.000%, 6–30–24 (C)(M)	4	3
Lealand Finance Co. B.V. (ICE LIBOR plus 300 bps), 3.147%, 6–30–24 (C)	12	10
MA FinanceCo. LLC (ICE LIBOR plus 275 bps), 2.647%, 6–21–24	43	41
VMED O2 UK Holdco 4 Ltd., 0.000%, 1–10–29 (G)(M)	EUR 500	577
		1,257
Total Financials – 1.8%		5,614
Health Care		
Biotechnology – 0.1%		
Grifols S.A. (3-Month EURIBOR plus 225 bps), 2.250%, 11–15–27 (G)	248	287
Health Care Equipment – 0.1%		
Exactech, Inc. (ICE LIBOR plus 375 bps), 4.750%, 2–14–25	$ 244	214
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps), 10.675%, 10–1–25	107	93
		307
Health Care Facilities – 0.2%		
BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps), 5.270%, 5–15–25	138	118
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps), 4.250%, 8–31–24	153	144
Surgery Center Holdings, Inc. (ICE LIBOR plus 800 bps), 9.000%, 8–31–24	49	49

LOANS (I) (Continued)	Principal	Value
Health Care Facilities (Continued)		
Team Health Holdings, Inc. (ICE LIBOR plus 275 bps), 3.750%, 2–6–24	$ 185	$ 155
		466
Health Care Services – 1.1%		
Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps), 5.332%, 4–4–25 (G)	GBP 500	582
Heartland Dental LLC (ICE LIBOR plus 375 bps), 3.647%, 4–30–25	$ 1,093	1,004
LSCS Holdings, Inc. (ICE LIBOR plus 425 bps):		
4.470%, 3–9–25 (C)	165	152
4.470%, 3–17–25 (C)	42	40
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps), 5.147%, 6–26–26	1,562	1,519
Vivalto Sante Investissement S.A. (3-Month EURIBOR plus 325 bps), 3.000%, 7–9–26 (G)	EUR 250	286
		3,583
Health Care Technology – 0.3%		
BioClinica Holding I L.P. (ICE LIBOR plus 425 bps), 5.250%, 10–20–23	$ 337	332
Verscend Holding Corp. (ICE LIBOR plus 450 bps), 4.647%, 8–27–25	586	579
		911
Pharmaceuticals – 0.2%		
Advanz Pharma Corp. Ltd., 0.000%, 9–6–24 (M)	39	37
Concordia International Corp. (ICE LIBOR plus 550 bps), 6.500%, 9–6–24	192	186
Endo Luxembourg Finance Co. I S.a.r.l. (ICE LIBOR plus 425 bps), 5.000%, 4–27–24	102	97
Nidda Healthcare Holding GmbH (3-Month EURIBOR plus 350 bps), 3.500%, 8–21–26 (G)	EUR 250	286
		606
Total Health Care – 2.0%		6,160
Industrials		
Aerospace & Defense – 0.3%		
Bleriot U.S. Bidco, Inc. (ICE LIBOR plus 475 bps), 4.970%, 11–1–26	$ 156	155
TransDigm, Inc. (ICE LIBOR plus 225 bps), 2.397%, 12–9–25	247	234
Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps), 5.750%, 9–8–23 (C)	336	262
		651

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

LOANS (I) (Continued)	Principal	Value
Airlines – 0.1%		
Mileage Plus Holdings LLC (ICE LIBOR plus 525 bps), 6.250%, 6–20–27	$ 177	$ 180
Building Products – 0.2%		
C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps), 4.250%, 7–31–22	528	522
Construction & Engineering – 0.0%		
McDermott Technology Americas, Inc. (ICE LIBOR plus 400 bps), 1.147%, 6–30–25 (F)	153	115
McDermott Technology Americas, Inc. (ICE LIBOR plus 500 bps), 0.000%, 5–10–25 (F)(M)	472	139
WaterBridge Midstream Operating LLC, 0.000%, 6–21–26 (M)	115	95
		349
Electrical Components & Equipment – 0.0%		
Vertiv Group Corp. (ICE LIBOR plus 300 bps), 3.157%, 3–2–27	97	95
Environmental & Facilities Services – 0.1%		
SMI Acquisition, Inc. (ICE LIBOR plus 375 bps), 4.750%, 11–1–24	243	187
U.S. Ecology, Inc. (ICE LIBOR plus 250 bps), 2.649%, 11–1–26 (C)	17	17
		204
Industrial Conglomerates – 0.3%		
PAE Holding Corp. (ICE LIBOR plus 550 bps), 6.500%, 10–20–22	1,050	1,041
PAE Holding Corp. (ICE LIBOR plus 950 bps), 10.500%, 10–20–23	59	57
		1,098
Industrial Machinery – 0.4%		
Form Technologies LLC (ICE LIBOR plus 325 bps), 4.250%, 1–28–22	346	310
Form Technologies LLC (ICE LIBOR plus 850 bps), 9.500%, 1–30–23	1,914	1,080
		1,390
Research & Consulting Services – 0.1%		
APCO Holdings, Inc. (ICE LIBOR plus 550 bps), 5.650%, 6–8–25 (C)	175	159
Guidehouse LLP (1-Month ICE LIBOR plus 450 bps), 4.647%, 5–1–25	247	245
		404
Security & Alarm Services – 0.0%		
Garda World Security Corp. (ICE LIBOR plus 475 bps), 4.900%, 10–30–26	$ 164	$ 163
Total Industrials – 1.5%		5,056
Information Technology		
Application Software – 0.9%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 8.000%, 9–19–25	334	337
ION Corporate Solutions Finance S.a.r.l. (1-Month EURIBOR plus 425 bps), 4.250%, 10–24–25 (G)	EUR 347	398
Mitchell International, Inc. (ICE LIBOR plus 725 bps), 7.397%, 11–30–25	$ 208	196
Riverbed Technology, Inc. (ICE LIBOR plus 325 bps), 4.250%, 4–24–22	1,193	1,066
Seattle Spinco, Inc. (ICE LIBOR plus 275 bps), 2.647%, 6–21–24	290	275
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 400 bps), 4.750%, 5–3–26	192	191
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 675 bps), 7.500%, 5–3–27	102	104
VS Buyer LLC (3-Month ICE LIBOR plus 325 bps), 3.397%, 3–2–27	249	244
		2,811
Communications Equipment – 0.4%		
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps), 4.656%, 11–30–25	976	831
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps), 8.906%, 11–30–26	470	247
		1,078
Data Processing & Outsourced Services – 0.5%		
Cardtronics USA, Inc. (ICE LIBOR plus 400 bps), 5.000%, 6–24–27 (C)	346	344
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps), 8.250%, 5–1–25	570	293
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps), 4.000%, 5–1–24	793	680
Output Services Group, Inc. (ICE LIBOR plus 425 bps), 4.689%, 3–27–24	244	175
Sedgwick Claims Management Services, Inc. (ICE LIBOR plus 400 bps), 4.147%, 9–3–26	247	243
		1,735
Electronic Equipment & Instruments – 0.2%		
Verisure Holding AB (3-Month EURIBOR plus 400 bps), 4.000%, 7–14–26 (G)	EUR 500	$ 585
Internet Services & Infrastructure – 0.2%		
Informatica LLC, 7.125%, 2–25–25	$ 642	651
IT Consulting & Other Services – 0.3%		
Milano Acquisition Corp., 0.000%, 8–17–27 (M)	919	907
Systems Software – 0.2%		
DCert Buyer, Inc. (ICE LIBOR plus 400 bps), 4.147%, 10–16–26	498	491
Park Place Technologies LLC (ICE LIBOR plus 400 bps), 5.000%, 3–29–25	244	241
		732
Total Information Technology – 2.7%		8,499
Materials		
Construction Materials – 0.4%		
Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps), 6.250%, 4–5–24	169	134
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps), 4.147%, 5–31–25	943	920
LSF11 Skyscraper Holdco S.a.r.l., 0.000%, 8–7–27 (G)(M)	EUR 250	290
		1,344
Forest Products – 0.1%		
Asplundh Tree Expert LLC (3-Month U.S. LIBOR plus 250 bps), 2.655%, 9–4–27	$ 250	249
Metal & Glass Containers – 0.1%		
Graham Packaging Co., Inc. (ICE LIBOR plus 375 bps), 4.500%, 8–4–27	250	248
Specialty Chemicals – 0.2%		
Archroma Finance S.a.r.l. (3-Month ICE LIBOR plus 425 bps), 5.478%, 7–28–24 (C)	344	326
Diamond BC B.V. (ICE LIBOR plus 500 bps), 6.000%, 9–6–24 (C)	250	249
		575
Total Materials – 0.8%		2,416

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

LOANS (I) (Continued)	Principal	Value
Real Estate		
Retail REITs – 0.3%		
Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps), 7.000%, 1–1–22	$812	$ 823
Total Real Estate – 0.3%		823
Utilities		
Multi-Utilities – 0.1%		
Pacific Gas and Electric Co. (ICE LIBOR plus 225 bps), 5.500%, 1–1–22	249	244
Total Utilities – 0.1%		244
TOTAL LOANS – 17.5%		$53,972
(Cost: $59,444)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (O) – 4.3%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (N)	7,595	$ 7,595
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	6,210	6,210
		13,805
TOTAL SHORT-TERM SECURITIES – 4.3%		$ 13,805
(Cost: $13,805)		
TOTAL INVESTMENT SECURITIES – 103.0%		$333,573
(Cost: $335,682)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.0)%		(9,586)
NET ASSETS – 100.0%		$323,987

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities whose value was determined using significant unobservable inputs.

(D)All or a portion of securities with an aggregate value of $6,833 are on loan.

(E)Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Foresight Energy L.P.	6–30–20 – 9–8–20	31	$ 611	$ 444
New Cotai Participation Corp., Class B	9–29–20	318	2,791	1,585
Party City Holdco, Inc.	7–30–20	7	12	17
Pinnacle Agriculture Enterprises LLC	7–17–20	1	106	—
Studio City International Holdings Ltd. ADR	8–5–20	15	227	235
Targa Resources Corp., 9.500%	10–24–17	1	1,414	1,332
		Principal		
Sanchez Energy Corp., 0.000%, 02–15–23	6–30–20	$ 111	—	—
			$5,161	$3,613

The total value of these securities represented 1.1% of net assets at September 30, 2020.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(H)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $83,909 or 25.9% of net assets.

(I)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

(K)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(L)Zero coupon bond.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Investment made with cash collateral received from securities on loan.

(O)Rate shown is the annualized 7-day yield at September 30, 2020.

The following forward foreign currency contracts were outstanding at September 30, 2020:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	890	U.S. Dollar	1,137	1–29–21	JPMorgan Securities LLC	$ —	$ 12
Euro	4,330	U.S. Dollar	5,072	1–29–21	JPMorgan Securities LLC	—	20
Euro	5,072	U.S. Dollar	6,571	9–30–21	JPMorgan Securities LLC	575	—
						$575	$32

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 4,062	$ 1,962	$ —
Consumer Discretionary	1,986	4,805	1,585
Consumer Staples	9,937	3,725	—
Energy	—	5,055	444
Financials	9,627	18,104	—
Health Care	6,488	12,867	—
Industrials	5,730	7,233	—
Information Technology	6,241	11,032	—
Materials	1,890	4,259	—
Real Estate	18,991	12,735	—
Utilities	2,607	9,456	—
Total Common Stocks	$67,559	$ 91,233	$2,029
Preferred Stocks	—	3,243	—
Asset-Backed Securities	—	6,953	—
Corporate Debt Securities	—	89,018	—
Mortgage-Backed Securities	—	5,761	—
Loans	—	50,725	3,247
Short-Term Securities	13,805	—	—
Total	$ 81,364	$246,933	$ 5,276
Forward Foreign Currency Contracts	$ —	$ 575	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 32	$ —

SCHEDULE OF INVESTMENTS IVY APOLLO MULTI-ASSET INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Loans
Beginning Balance 10–1–19	$ —	$ 9	$ 4,842
Net realized gain (loss)	(545)	—	(66)
Net change in unrealized appreciation (depreciation)	(860)	—	242
Purchases	2,793	—	1,758
Sales	—	(9)	(1,398)
Amortization/Accretion of premium/discount	—	—	7
Transfers into Level 3 during the period	641	—	655
Transfers out of Level 3 during the period	—	—	(2,793)
Ending Balance 9–30–20	$2,029	$—	$ 3,247
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9–30–20	$ (860)	$—	$ 240

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-20	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$1,585	Market approach	Illiquidity discount	10%
	444	Market approach	Illiquidity discount	30%
Loans	3,247	Third-party vendor service	Broker quotes	N/A

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CLO = Collateralized Loan Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in kind
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	56.6%
United Kingdom	6.2%
France	5.0%
Germany	4.1%
Japan	3.0%
Canada	2.6%
Netherlands	2.1%
Taiwan	1.9%
Luxembourg	1.9%

Country Diversification (Continued)

Cayman Islands	1.7%
Switzerland	1.6%
South Korea	1.5%
Hong Kong	1.5%
Italy	1.2%
Singapore	1.0%
Other Countries	6.8%
Other+	1.3%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

The Ivy Apollo Strategic Income Fund ("Fund") is managed overall by Ivy Investment Management Company, which has retained Apollo Credit Management, LLC to sub-advise the Fund's total return strategy sleeve. Below, the portfolio manager of the global bond sleeve of the Fund, Mark G. Beischel, CFA, discusses positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Beischel has managed the Fund since inception on October 1, 2015, and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy Apollo Strategic Income Fund (Class A shares at net asset value)	3.84%
Ivy Apollo Strategic Income Fund (Class A shares including sales charges)	-2.14%
Benchmark(s) and Morningstar Category	
50% Bloomberg Barclays U.S. Universal Index + 50% ICE BofA U.S. High Yield Index* (generally reflects performance of U.S. dollar-denominated taxable bonds that are rated either investment-grade or high yield; includes U.S. Treasury bonds, investment-grade and high yield U.S. corporate bonds, mortgage-backed securities, and Eurodollar bonds; and generally reflects the performance of securities representing the high-yield sector of the bond market)	4.67%
50% Bloomberg Barclays Global Credit 1-10 Year Index Hedged USD + 50% ICE BofA US High Yield Index* (generally reflects the performance of the global bond market with a hedged component intended to reduce the index's currency risk and the performance of securities representing the high-yield sector of the bond market)	3.40%
Bloomberg Barclays U.S. Universal Index (generally reflects performance of U.S. dollar-denominated taxable bonds that are rated either investment-grade or high yield; includes U.S. Treasury bonds, investment-grade, and high yield U.S. corporate bonds, mortgage-backed securities, and Eurodollar bonds)	6.68%
ICE BofA U.S. High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	2.30%
Bloomberg Barclays Global Credit 1-10 Year Hedged Index (generally reflects the performance of securities representing the global bond market with a hedged component intended to reduce the index's currency risk)	4.35%
Morningstar Multisector Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.18%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

**Effective August 2020, the Fund's benchmark index changed from the 50% Bloomberg Barclays Global Credit 1-10 Year Index Hedged USD + 50% ICE BofA US High Yield Index to the 50% Bloomberg Barclays U.S. Universal Index + 50% ICE BofA U.S. High Yield Index. The Fund's investment manager believes the new index more accurately represents the types of holdings that the Fund invests in. Both indexes are shown in this annual report for comparative purposes.*

One full credit cycle in one quarter

In the fourth quarter of calendar year 2019 the financial markets reacted positively as political conflicts, trade uncertainty and global growth concerns waned. The macro environment stabilized with indicators of growth in China and Europe improving, albeit slowly. Other positive indicators were the announcement of Phase One of the U.S.-China trade deal, United States-Mexico-Canada Agreement (USMCA) passing in Congress and going into effect in 2020, less Brexit uncertainty with a newly appointed British Prime Minister, and finally the Federal Open Market Committee making it clear it was unlikely to hike interest rates in 2020.

In the U.S., the normalization of the Federal Reserve's (Fed) balance sheet ended in the third quarter of calendar year 2019 with the Fed stating its intention to reinvest maturing U.S. Treasuries and mortgage-backed securities (MBS). The Fed also announced it would start expanding the balance sheet to better align it with the size of nominal gross domestic product (GDP). The Fed cut the federal funds rate by 25 basis points (bps) in October 2019 to 1.50%. Finally, stress in short-term funding during the last quarter of calendar year 2019 led the Fed to inject cash into the system to calm year-end funding pressures.

The first two months in calendar year 2020 were strong as the U.S.-China trade deal was finally signed in January. Business confidence was improving and optimistic, while job growth was solid, as it beat expectations and the unemployment rate was at a historical low. The stock market made new records with consumer confidence elevated. The outlook for calendar year 2020 was for stable global growth.

Unfortunately, the rise of COVID-19 that began in late November 2019 and spread throughout China, Asia, Europe, and ultimately the U.S. in early March, dramatically impacted the overall picture for global growth, capital markets and financial stability. This led to an immediate decline in global GDP output, massive job losses and enormous reductions on wealth. The fiscal and monetary responses were massive with the Fed cutting interest rates to zero and providing U.S. dollar liquidity to other central banks, money market funds and corporate credit. It also started unlimited quantitative easing with large purchases of U.S. Treasuries and MBS. The Fed's balance increased by $1 trillion in one week. Most central banks indicated they would respond as needed to maintain operations and avoid dysfunctional financial markets during the crisis, and they kept policies extremely accommodative as their economies recovered. The monetary response was just as impressive. A spending bill of more than $2 trillion passed the U.S. Senate and House of the Representatives after last minute negotiations, ultimately bridging the effects of "social distancing."

In effect, the market witnessed a full credit cycle in one quarter. Credit spreads compressed back to pre-COVID-19 levels after widening in March. We have never seen a health crisis morph into an economic crisis by virtue of a government mandated full-stop shutdown. The National Bureau of Economic Research recently declared that the recession began in February. A clean V-shaped U.S. economic recovery was hopeful at best as credit continued to be at the mercy of COVID-19-related news, both negative and positive.

Subsequently, in September 2020, the Organization for Economic Cooperation and Development (OECD) upgraded its forecast for global economic growth to a decline of 4.5%, up from earlier forecasts of minus 6.0%. China, with growth expected at 1.8%, is the only G20 country the OECD forecasts to grow in calendar year 2020.

Fixed-income investment returns have generally remained positive year to date in calendar year 2020, as 10-year U.S. Treasury yields have traded in a tight 25 bps range after the volatility during the first half of calendar year 2020. The U.S. Treasury curve steepened slightly after Fed Chair Jerome Powell used his speech at the Jackson Hole Symposium at the end of August 2020 to signal sustained looser monetary conditions. Specifically, he indicated that the Fed would change its interpretation of its price-stability mandate to target "inflation that averages 2% over time," thus allowing for "inflation moderately above 2%" after periods of low inflation.

Performance and seeking low volatility positioning

The Fund outperformed its Morningstar peer group for the year ending September 30, 2020. The Fund changed its blended benchmark during the fiscal year. It outperformed its old benchmark (50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index + 50% ICE BofAML U.S. High Yield Index), but underperformed the new benchmark (50% Bloomberg Barclays U.S. Universal + 50% ICE BofAML U.S. High Yield Index).

The Fund's outperformance versus its Morningstar peers was driven by its large weighting in the U.S. dollar. On a relative basis, the U.S. dollar weakened over the course of the fiscal year. The Fund had a 99% weighting in the U.S. dollar and its lack of exposure in the Euro, British Pound and Yen detracted from its performance, as those currencies appreciated 7.5%, 5.1%, and 2.4% against the dollar, respectively.

At the beginning of the fiscal year we upgraded the quality profile of the Fund by moving up in credit quality with the expectation that the Fed's policy of normalizing interest rates would lead to increased volatility in the credit markets. The Fund was defensively positioned to take advantage of market volatility that dramatically increased credit spreads as COVID-19 led to a shutdown of the U.S. economy. The Fund opportunistically added to its emerging market and high yield exposures, capitalizing on tremendous widening of credit spreads during the March and June timeframes.

Amid the volatility, we are maintaining low duration in the Fund, and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments. We continue to focus on maintaining proper diversification for the portfolio. The Fund can invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe should reward investors over the longer term.

We continue to search for value in emerging market and domestic high-yield corporate bonds and senior loans. Some of the best returns have been from those sectors, which we believe should continue. We think there will be more opportunities to redeploy liquidity due to the volatility associated with the U.S. political climate and the Fed's normalization of interest rates.

Looking ahead

We believe short-term interest rates will stay near zero for the foreseeable future and low inflation will keep a lid on long-term rates. The U.S.'s sizable fiscal packages provided much needed income support for sidelined workers and financial support for businesses facing interrupted product demand and cash flows. However, we do not view the packages as fiscal stimulus designed to generate sustained stronger growth.

Meanwhile, the federal government has been unsuccessfully debating another fiscal stimulus bill, while states look to fill gaps in their budgets. We think the outlook for a near-term solution is poor due to considerable focus on the Supreme Court and U.S. elections in early November.

Demand for corporate credit remains intact, though recently decelerated from record-setting levels. Across the globe, fixed-income yields are staggeringly low, leaving investors few alternatives. The Fed has stepped in as a buyer in the U.S. investment-grade and high-yield markets, which we believe is likely to support current spread levels.

China has contained COVID-19 more effectively than most countries and is now the closest of the major countries to operating as “business-as-usual.” This has been a major support to global resource demand. The economies of many emerging market countries have been supported by surprisingly aggressive fiscal stimulus. With ballooning fiscal deficits, however, governments will likely have less room to respond as COVID-19 continues to heavily impact Latin American economies and a second wave arrives in Europe.

While West Texas Intermediate crude has remained in a tight band near $40 per barrel during the quarter, we don’t believe it is a level that will sustain fiscal spending in oil-based economies such as those in the Persian Gulf and Nigeria. Meanwhile, China’s resurgent economy and supply disruptions have supported the prices of many industrial metals.

Finally, the tilt away from globalization that has been underway for about half of the decade is likely to be reinforced. We believe new factors stemming from COVID-19 will fuel the move further away globalization, which will change complex international supply chains, higher tariffs and potentially increased barriers to immigration.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money on your investment.

Although asset allocation among different sleeves and asset categories generally tends to limit risk and exposure to any one sleeve, the risk remains that the allocation of assets may skew toward a sleeve that performs poorly relative to the Fund’s other sleeves, or to the market as a whole, which would result in the Fund performing poorly.

While Ivy Investment Management Company (IICO) monitors the investments of Apollo Credit Management (Apollo) in addition to the overall management of the Fund, including rebalancing the Fund’s target allocations, IICO and Apollo make investment decisions for their investment sleeves independently from one another. It is possible that the investment styles used by IICO or Apollo will not always complement each other, which could adversely affect the performance of the Fund. As a result, the Fund’s aggregate exposure to a particular industry or group of industries, or to a single issuer, could unintentionally be larger or smaller than intended.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed income securities are subject to interest rate risk and, as such, the NAV of the Fund may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

These and other risks are more fully described in the Fund’s prospectus

The opinions expressed in this report are those of the Fund’s portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers’ views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Apollo Strategic Income Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	2.6%
Financials	1.2%
Consumer Discretionary	0.8%
Energy	0.5%
Industrials	0.1%
Health Care	0.0%
Consumer Staples	0.0%
Real Estate	0.0%
Bonds	94.0%
Corporate Debt Securities	66.7%
Loans	16.3%
Other Government Securities	4.8%
United States Government and Government Agency Obligations	2.2%
Asset-Backed Securities	2.0%
Mortgage-Backed Securities	2.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

Quality Weightings

Investment Grade	34.2%
AAA	1.7%
AA	2.4%
A	7.7%
BBB	22.4%
Non-Investment Grade	59.8%
BB	15.1%
B	24.6%
CCC	15.4%
Below CCC	0.6%
Non-rated	4.1%
Liabilities (Net of Cash and Other Assets), Cash Equivalents+ and Equities	6.0%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	58.1%
United States	51.4%
Mexico	3.7%
Other North America	3.0%
Europe	14.1%
Pacific Basin	8.2%
South America	7.6%
Bahamas/Caribbean	5.2%
Other	2.7%
Middle East	0.4%
Africa	0.2%
Asia	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	3.4%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Apollo Strategic Income Fund, Class A Shares(1) $11,486
50% Bloomberg Barclays Global Credit 1-10 Year Hedged Index/
50% ICE BofA US High Yield Index $13,208
Bloomberg Barclays Global Credit 1-10 Year Hedged Index $12,600
ICE BofA US High Yield Index $13,801
50% Bloomberg Barclays U.S. Universal Index + 50% ICE BofA US High Yield Index(a) $13,151
Bloomberg Barclays U.S. Universal Index(a) $12,447
10-1 2015
9-30 2016
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	-2.14%	3.03%	4.23%	4.23%	3.85%
5-year period ended 9-30-20	—	—	—	—	—
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20[4]	2.81%	3.27%	4.38%	4.41%	4.07%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%[(b)]. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-15 for Class A shares, 10-1-15 for Class C shares, 10-1-15 for Class I shares, 10-1-15 for Class N shares and 10-1-15 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective August 24, 2020, Ivy Investment Management Company, the Fund's investment adviser, believes that the custom benchmark 50% Bloomberg Barclays U.S. Universal Index + 50% ICE BofA US High Yield Index are more consistent with the investment philosophy of the Fund and more reflective of the types of securities in which the Fund invests than the custom benchmark 50% Bloomberg Barclays Global Credit 1-10 Year Index Hedged USD + 50% ICE BofA US High Yield Index. Prior Benchmarks performances are shown for comparison purposes.

(b)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Canada		
Energy – 0.0%		
Bellatrix Exploration Ltd. (B)(C)	98	$ —*
Health Care – 0.0%		
Advanz Pharma Corp. (B)	7	36
Total Canada – 0.0%		36
Hong Kong		
Consumer Discretionary – 0.3%		
Studio City International Holdings Ltd. ADR (B)	46	761
Studio City International Holdings Ltd. ADR (B)(E)	19	307
		1,068
Total Hong Kong – 0.3%		1,068
United States		
Consumer Discretionary – 0.5%		
Laureate Education, Inc., Class A (B)	20	262
New Cotai Participation Corp., Class B (B)(C)(E)	414	2,063
Party City Holdco, Inc. (B)(E)	8	19
True Religion Apparel, Inc. (B)(C)	1	—
		2,344
Consumer Staples – 0.0%		
Pinnacle Agriculture Enterprises LLC (B)(C)(E)	1	—
Energy – 0.1%		
Foresight Energy L.P. (B)(E)	42	602
Westmoreland Coal Co. (B)	7	55
		657
Industrials – 0.1%		
McDermott International, Inc. (B)(C)	4	—
McDermott International, Inc. (B)	76	183
		183
Total United States – 0.7%		3,184
TOTAL COMMON STOCKS – 1.0%		$4,288

(Cost: $6,443)

INVESTMENT FUNDS		
United States – 1.2%		
Invesco Senior Loan ETF (D)	76	1,649
iShares iBoxx $ High Yield Corporate Bond ETF	39	3,234
		4,883
TOTAL INVESTMENT FUNDS – 1.2%		$4,883

(Cost: $4,743)

PREFERRED STOCKS	Shares	Value
United States		
Energy – 0.4%		
Targa Resources Corp., 9.500% (B)(E)	1	$1,530
Total United States – 0.4%		1,530
TOTAL PREFERRED STOCKS – 0.4%		$1,530

(Cost: $1,624)

ASSET-BACKED SECURITIES	Principal	Value
Cayman Islands – 0.8%		
Audax Senior Debt CLO II LLC, Series 2019-2A, Class C (3-Month U.S LIBOR plus 490 bps) 6.811%, 10–22–29 (G)(H)	$ 250	240
Northwoods Capital XI-B Ltd. and Northwoods Capital XI-B LLC, Series 2018-14BA, Class D (3-Month U.S. LIBOR plus 340 bps) 3.654%, 11–13–31 (G)(H)	800	688
Rockford Tower CLO Ltd., Series 2019-2A, Class B (3-Month U.S. LIBOR plus 193 bps) 2.183%, 8–20–32 (G)(H)	500	490
TIAA Churchill Middle Market CLO I Ltd., Series 2016-1A, Class DR (3-Month U.S. LIBOR plus 390 bps) 4.172%, 10–20–30 (G)(H)	250	220
Venture CDO Ltd., Series 17-26A, Class D (3-Month U.S. LIBOR plus 425 bps) 4.522%, 1–20–29 (G)(H)	500	461
Venture CDO Ltd., Series 2020-39A, Class D (3-Month U.S. LIBOR plus 425 bps) 5.710%, 4–15–33 (G)(H)	750	750
		2,849
Ireland – 0.1%		
GoldenTree Loan Management CLO Ltd., Series 2X, Class D (3-Month EURIBOR plus 285 bps) 2.850%, 1–20–32 (F)(H)	EUR 385	406
United States – 1.1%		
Adams Mill CLO Ltd., Series 2014-1A, Class D1 (3-Month U.S. LIBOR plus 350 bps) 3.775%, 7–15–26 (G)(H)	$ 400	393
Antares CLO 2017-1A Ltd. (3-Month U.S. LIBOR plus 775 bps) 8.022%, 7–20–28 (H)	1,350	1,127
Fortress Credit BSL Ltd., Series 2018-1A, Class ER (3-Month U.S. LIBOR plus 645 bps) 6.706%, 7–23–31 (G)(H)	750	629
Golub Capital Partners CLO Ltd., Series 2013-17A, Class CR (3-Month U.S. LIBOR plus 350 bps) 3.745%, 10–25–30 (G)(H)	1,000	889

ASSET-BACKED SECURITIES (Continued)	Principal	Value
United States (Continued)		
Trinitas CLO Ltd., Ser 2019-11A, Class D (3-Month U.S. LIBOR plus 422 bps) 4.495%, 7–15–32 (G)(H)	$ 1,000	$1,000
Trinitas CLO Ltd., Series 2018-8A, Class E (3-Month U.S. LIBOR plus 590 bps) 6.172%, 7–20–31 (G)(H)	750	596
		4,634
TOTAL ASSET-BACKED SECURITIES – 2.0%		$7,889

(Cost: $8,586)

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 0.2%		
Pampa Energia S.A. 7.500%, 1–24–27 (G)	1,200	906
Industrials – 0.1%		
Aeropuertos Argentina 2000 S.A. (9.375% Cash or 9.375% PIK) 9.375%, 2–1–27 (G)	563	389
Total Argentina – 0.3%		1,295
Australia		
Financials – 0.3%		
Australia and New Zealand Banking Group Ltd. 4.500%, 3–19–24 (G)	1,100	1,209
Industrials – 0.2%		
Transurban Finance Co. Pty Ltd. 2.450%, 3–16–31 (G)	630	643
Utilities – 0.3%		
Ausgrid Finance Pty Ltd. 3.850%, 5–1–23 (G)	1,100	1,165
Total Australia – 0.8%		3,017
Austria		
Consumer Staples – 0.5%		
JBS Investments II GmbH (GTD by JBS S.A.):		
7.000%, 1–15–26 (G)	1,500	1,601
5.750%, 1–15–28 (D)	200	208
		1,809
Financials – 0.0%		
Vienna Insurance Group AG 5.500%, 10–9–43 (F)	EUR 100	133
Total Austria – 0.5%		1,942

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Bermuda		
Communication Services – 0.2%		
Digicel International Finance Ltd. 8.000%, 12–31–26 (G)	$ 86	$ 67
Digicel International Finance Ltd. (6.000% Cash and 7.000% PIK) 13.000%, 12–31–25 (G)(I)	110	100
Digicel International Finance Ltd. (8.000% Cash and 2.000% PIK or 10.000% PIK) 10.000%, 4–1–24 (I)	901	691
		858
Consumer Staples – 0.3%		
Bacardi Ltd. 4.450%, 5–15–25 (G)	1,100	1,228
Energy – 0.2%		
GeoPark Ltd. 5.500%, 1–17–27 (G)	850	752
Total Bermuda – 0.7%		2,838
Brazil		
Communication Services – 0.0%		
Globo Comunicacoes e Participacoes S.A. 4.875%, 1–22–30 (G)	200	197
Industrials – 0.4%		
Cosan Ltd. 5.500%, 9–20–29 (G)	1,750	1,803
Materials – 0.6%		
Nexa Resources S.A. 6.500%, 1–18–28 (G)	600	655
Unigel Luxembourg S.A. 8.750%, 10–1–26 (G)	650	630
Vale Overseas Ltd. 6.250%, 8–10–26	1,025	1,212
		2,497
Utilities – 0.2%		
Aegea Finance S.a.r.l. 5.750%, 10–10–24 (G)	1,000	1,030
Total Brazil – 1.2%		5,527
British Virgin Islands		
Information Technology – 0.5%		
Taiwan Semiconductor Manufacturing Co. Ltd. 1.000%, 9–28–27 (G)	2,000	1,964
Total British Virgin Islands – 0.5%		1,964

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Canada		
Consumer Discretionary – 0.1%		
Gateway Casinos & Entertainment Ltd. 8.250%, 3–1–24 (G)	$ 562	$ 475
Consumer Staples – 0.2%		
Alimentation Couche-Tard, Inc. 2.700%, 7–26–22 (G)	640	661
Energy – 0.6%		
Seven Generations Energy Ltd.:		
6.750%, 5–1–23 (G)	1,257	1,228
5.375%, 9–30–25 (G)	480	454
TransCanada PipeLines Ltd. 4.250%, 5–15–28	900	1,040
		2,722
Financials – 0.6%		
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.) 4.350%, 4–15–30	800	931
Royal Bank of Canada:		
3.700%, 10–5–23	750	819
4.650%, 1–27–26	550	649
		2,399
Health Care – 0.0%		
Advanz Pharma Corp. 8.000%, 9–6–24	81	79
Industrials – 0.3%		
Garda World Security Corp. (GTD by GW Intermediate Corp.) 4.625%, 2–15–27 (G)	239	240
GFL Environmental, Inc.:		
3.750%, 8–1–25 (G)	182	182
7.000%, 6–1–26 (G)	376	396
5.125%, 12–15–26 (G)	21	22
8.500%, 5–1–27 (G)	102	111
		951
Information Technology – 0.6%		
Kronos Acquisition Holdings, Inc. 9.000%, 8–15–23 (G)	2,154	2,184
Materials – 0.6%		
First Quantum Minerals Ltd.:		
6.500%, 3–1–24 (G)	650	623
6.875%, 3–1–26 (G)	600	578
HudBay Minerals, Inc.:		
7.250%, 1–15–23 (G)	68	69
7.625%, 1–15–25 (G)	102	104
NOVA Chemicals Corp.:		
4.875%, 6–1–24 (G)	661	656
5.250%, 6–1–27 (G)	345	325
		2,355
Total Canada – 3.0%		11,826

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cayman Islands		
Communication Services – 0.2%		
CK Hutchison International (16) Ltd. 1.875%, 10–3–21 (G)	$ 800	$ 806
Financials – 1.0%		
Grupo Aval Ltd. 4.375%, 2–4–30 (G)	700	675
Itau Unibanco Holdings S.A.:		
3.250%, 1–24–25 (G)	1,070	1,088
4.625%, 8–27–68 (G)	1,680	1,468
Three Gorges Finance I Ltd.:		
1.300%, 9–22–25 (G)	800	792
3.200%, 10–16–49	200	211
		4,234
Industrials – 0.2%		
DP World Crescent Ltd. 3.875%, 7–18–29	600	628
Lima Metro Line 2 Finance Ltd. 5.875%, 7–5–34 (G)	106	130
		758
Total Cayman Islands – 1.4%		5,798
Chile		
Communication Services – 0.3%		
VTR Comunicaciones S.p.A. 5.125%, 1–15–28 (G)	530	548
VTR Finance B.V. 6.375%, 7–15–28 (G)	698	733
		1,281
Consumer Discretionary – 0.3%		
Saci Falabella 3.750%, 10–30–27 (G)	1,000	1,054
Energy – 0.3%		
GeoPark Ltd. 6.500%, 9–21–24 (G)	1,200	1,131
Financials – 0.3%		
Banco del Estado de Chile 2.704%, 1–9–25 (G)	1,300	1,367
Industrials – 0.2%		
Empresa de Transporte de Pasajeros Metro S.A. 3.650%, 5–7–30 (G)	600	665
Utilities – 0.4%		
AES Gener S.A. 6.350%, 10–7–79 (G)	650	656
Enel Chile S.A. 4.875%, 6–12–28	840	992
		1,648
Total Chile – 1.8%		7,146

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
China		
Communication Services – 0.5%		
Tencent Holdings Ltd. 2.985%, 1–19–23 (G)	$1,000	$ 1,043
Weibo Corp. 3.500%, 7–5–24	900	947
		1,990
Consumer Discretionary – 0.6%		
Alibaba Group Holding Ltd.:		
2.800%, 6–6–23	900	947
3.400%, 12–6–27	1,500	1,681
		2,628
Energy – 0.2%		
Sinopec Group Overseas Development (2018) Ltd. 4.125%, 9–12–25 (G)	800	902
Information Technology – 0.1%		
Baidu, Inc. 3.425%, 4–7–30	250	275
Real Estate – 0.1%		
Country Garden Holdings Co. Ltd. 7.250%, 4–8–26	200	222
Logan Group Co. Ltd. 5.750%, 1–14–25	200	201
		423
Total China – 1.5%		6,218
Columbia		
Communication Services – 0.1%		
Colombia Telecomunicaciones S.A. E.S.P. 4.950%, 7–17–30 (G)	200	208
Energy – 0.0%		
Oleoducto Central S.A. 4.000%, 7–14–27 (G)	200	208
Financials – 0.2%		
Banco de Bogota S.A. 5.375%, 2–19–23	200	211
Bancolombia S.A. 3.000%, 1–29–25	340	341
		552
Utilities – 0.5%		
Empresas Publicas de Medellin E.S.P. 4.250%, 7–18–29 (G)	1,900	1,897
Grupo Energia Bogota S.A. E.S.P. 4.875%, 5–15–30 (G)	200	224
		2,121
Total Columbia – 0.8%		3,089

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Denmark		
Financials – 0.2%		
Danske Bank A.S. 5.000%, 1–12–23 (G)	$ 700	$ 734
Total Denmark – 0.2%		734
France		
Communication Services – 0.4%		
Altice France S.A.:		
7.375%, 5–1–26 (G)	356	373
8.125%, 2–1–27 (G)	1,300	1,417
		1,790
Consumer Discretionary – 0.2%		
Klesia Prevoyance 5.375%, 12–8–26 (F)	EUR 300	370
Parts Europe S.A. 6.500%, 7–16–25 (F)(G)	200	236
		606
Consumer Staples – 0.1%		
Pernod Ricard S.A. 4.450%, 1–15–22 (G)	$ 500	525
Financials – 0.6%		
BNP Paribas S.A. 7.625%, 12–29–49 (G)	1,800	1,831
Humanis Prevoyance 5.750%, 10–22–25 (F)	EUR 300	384
La Mondiale SAM 6.750%, 4–25–44 (F)	100	136
		2,351
Materials – 0.1%		
Constellium SE 5.625%, 6–15–28 (G)	$ 250	255
Total France – 1.4%		5,527
Germany		
Financials – 0.1%		
Techem Verwaltungsgesellschaft 674 mbH 2.000%, 7–15–25 (F)	EUR 400	447
Health Care – 0.1%		
Nidda Healthcare Holding AG:		
3.500%, 9–30–24 (F)(G)	100	114
3.500%, 9–30–24 (F)	224	254
		368
Total Germany – 0.2%		815
Hong Kong		
Financials – 0.3%		
AIA Group Ltd.:		
3.375%, 4–7–30 (G)	$ 200	224
3.200%, 9–16–40 (G)	200	207

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Bangkok Bank Public Co. Ltd. 4.050%, 3–19–24 (G)	$600	$ 651
		1,082
Information Technology – 0.2%		
Xiaomi Best Time International Ltd. 3.375%, 4–29–30 (D)(G)	650	679
Total Hong Kong – 0.5%		1,761
India		
Communication Services – 0.1%		
Network i2i Ltd. 5.650%, 4–15–68 (G)	250	250
Utilities – 0.5%		
Adani Electricity Mumbai Ltd. 3.949%, 2–12–30 (G)	620	606
Adani Green Energy (UP) Ltd., Parampujya Solar Energy Private Ltd. and Prayatna Developers Private Ltd. 6.250%, 12–10–24 (G)	900	964
Adani Transmission Ltd. 4.250%, 5–21–36	199	198
Greenko Mauritius Ltd. 6.250%, 2–21–23 (D)(G)	650	665
		2,433
Total India – 0.6%		2,683
Indonesia		
Communication Services – 0.1%		
PT Tower Bersama Infrastructure Tbk 4.250%, 1–21–25	200	200
Energy – 0.1%		
PT Pertamina (Persero) 4.175%, 1–21–50	200	200
Utilities – 0.3%		
Perusahaan Listrik Negara:		
5.450%, 5–21–28 (G)	700	819
4.000%, 6–30–50 (G)	200	195
		1,014
Total Indonesia – 0.5%		1,414
Ireland		
Consumer Staples – 0.1%		
Eurotorg LLC (Bonitron Designated Activity Co.) 8.750%, 10–30–22 (G)	400	399
Materials – 0.1%		
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.: 4.125%, 8–15–26 (G)	28	28

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND (in thousands)

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials (Continued)		
2.125%, 8–15–26 (F)(G)	EUR 150	$ 171
		199
Total Ireland – 0.2%		598
Isle of Man		
Consumer Discretionary – 0.5%		
GOHL Capital Ltd.		
4.250%, 1–24–27	$ 2,000	1,987
Materials – 0.1%		
AngloGold Ashanti Holdings plc (GTD by AngloGold Ashanti Ltd.)		
3.750%, 10–1–30	350	357
Total Isle of Man – 0.6%		2,344
Israel		
Energy – 0.0%		
Delek & Avner Tamar Bond Ltd.		
5.082%, 12–30–23 (G)	100	102
Utilities – 0.1%		
Israel Electric Corp. Ltd.		
5.000%, 11–12–24	200	225
Total Israel – 0.1%		327
Italy		
Communication Services – 0.1%		
Telecom Italia S.p.A.,		
1.125%, 3–26–22 (F)	EUR 200	233
Financials – 0.1%		
UniCredit S.p.A.		
5.459%, 6–30–35 (G)	$ 200	204
Total Italy – 0.2%		437
Jamaica		
Communication Services – 0.5%		
Digicel Group Ltd.		
8.750%, 5–25–24 (G)	1,216	1,221
Digicel Group Ltd. (5.000% Cash and 3.000% PIK)		
8.000%, 4–1–25 (G)(I)	123	43
Digicel Group Ltd. (7.000% Cash or 7.000% PIK)		
7.000%, 10–1–68 (G)(I)	101	12
Digicel Ltd.		
6.750%, 3–1–23 (G)	1,000	630
		1,906
Total Jamaica – 0.5%		1,906
Japan		
Financials – 0.9%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7–25–27	600	666

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Mizuho Financial Group, Inc.		
3.170%, 9–11–27	$ 600	$ 655
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7–19–23	940	1,018
3.936%, 10–16–23	900	984
		3,323
Total Japan – 0.9%		3,323
Kazakhstan		
Financials – 0.0%		
Tengizchevroil Finance Co. International Ltd.		
3.250%, 8–15–30 (G)	200	202
Total Kazakhstan – 0.0%		202
Luxembourg		
Communication Services – 1.2%		
Altice Financing S.A.		
5.000%, 1–15–28 (G)	235	228
Altice France Holding S.A.:		
10.500%, 5–15–27 (G)	2,222	2,469
6.000%, 2–15–28 (G)	1,618	1,543
Intelsat Jackson Holdings S.A.		
9.500%, 9–30–22 (A)(G)	414	450
Matterhorn Telecom S.A.		
3.125%, 9–15–26 (F)	EUR 200	223
		4,913
Consumer Staples – 0.3%		
Minerva Luxembourg S.A.		
5.875%, 1–19–28 (G)	$ 1,200	1,246
Energy – 0.2%		
Gaz Capital S.A.		
5.150%, 2–11–26	200	223
Offshore Drilling Holding S.A.		
8.375%, 9–20–20 (A)(G)(J)	1,600	144
		367
Financials – 0.3%		
JSM Global S.a.r.l.		
4.750%, 10–20–30 (G)	800	800
PLT VII Finance S.a.r.l.		
4.625%, 1–5–26 (F)(G)	EUR 100	119
Rede D'Or Finance S.a.r.l.		
4.500%, 1–22–30 (G)	$ 300	284
		1,203
Industrials – 0.5%		
Rumo Luxembourg S.a.r.l.:		
7.375%, 2–9–24 (G)	1,750	1,835
5.250%, 1–10–28 (G)	200	208
		2,043

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 0.1%		
ARD Finance S.A. (6.500% Cash or 7.250% PIK)		
6.500%, 6–30–27 (G)(I)	$ 353	$ 351
Total Luxembourg – 2.6%		10,123
Macau		
Consumer Discretionary – 0.4%		
Sands China Ltd.		
5.125%, 8–8–25	600	654
Wynn Macau Ltd.:		
4.875%, 10–1–24 (G)	200	197
5.500%, 10–1–27 (G)	446	433
		1,284
Total Macau – 0.4%		1,284
Malaysia		
Energy – 0.1%		
Petronas Capital Ltd.		
3.500%, 4–21–30 (G)	350	391
Total Malaysia – 0.1%		391
Mauritius		
Industrials – 0.1%		
HTA Group Ltd.		
7.000%, 12–18–25 (G)	200	209
Total Mauritius – 0.1%		209
Mexico		
Communication Services – 0.2%		
Axtel S.A.B. de C.V.		
6.375%, 11–14–24 (G)	650	676
Consumer Staples – 0.6%		
Grupo Bimbo S.A.B. de C.V.		
4.500%, 1–25–22 (G)	1,250	1,308
Kimberly-Clark de Mexico		
3.800%, 4–8–24 (G)	1,000	1,071
		2,379
Energy – 0.2%		
Petroleos Mexicanos		
6.490%, 1–23–27 (G)	900	843
Financials – 0.6%		
Banco Santander (Mexico) S.A.		
5.950%, 10–1–28 (G)	550	580
Banco Santander S.A.:		
4.125%, 11–9–22 (G)	1,150	1,210
5.375%, 4–17–25 (G)	600	667
Trust F/1401		
4.869%, 1–15–30 (G)	600	604
		3,061

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.5%		
Alfa S.A.B. de C.V.		
5.250%, 3–25–24 (G)	$ 1,400	$ 1,477
Grupo Kuo S.A.B. de C.V.		
5.750%, 7–7–27 (G)	450	439
		1,916
Materials – 1.0%		
CEMEX S.A.B. de C.V.:		
7.750%, 4–16–26 (G)	550	580
5.200%, 9–17–30 (G)	500	502
Grupo Cementos de Chihuahua S.A.B. de C.V.		
5.250%, 6–23–24 (G)	1,146	1,190
Industrias Penoles S.A.B. de C.V.:		
4.150%, 9–12–29 (G)	700	760
5.650%, 9–12–49 (G)	200	232
Orbia Advance Corp. S.A.B. de C.V.		
4.000%, 10–4–27 (G)	1,200	1,293
		4,557
Total Mexico – 3.1%		13,432
Netherlands		
Communication Services – 0.2%		
Clear Channel International B.V.		
6.625%, 8–1–25 (G)	200	204
Ziggo B.V.		
2.875%, 1–15–30 (F)(G)	EUR 173	198
Ziggo Secured Finance B.V.		
5.500%, 1–15–27 (G)	$ 202	212
		614
Consumer Discretionary – 0.4%		
Prosus N.V.:		
3.680%, 1–21–30 (G)	1,110	1,197
2.031%, 8–3–32 (F)(G)	EUR 200	236
		1,433
Consumer Staples – 0.2%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.)		
7.000%, 3–15–24 (G)	$ 650	672
Energy – 0.1%		
Minejesa Capital B.V.		
4.625%, 8–10–30	200	206
Financials – 0.3%		
Aegon N.V.		
4.000%, 4–25–44 (F)	EUR 200	251
ASR Nederland N.V.		
5.125%, 9–29–45 (F)	100	135
Syngenta Finance N.V.		
5.182%, 4–24–28 (G)	$ 725	798
		1,184
Health Care – 0.3%		
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.):		
2.800%, 7–21–23	$ 600	$ 574
6.750%, 3–1–28 (D)	600	625
		1,199
Total Netherlands – 1.5%		5,308
Nigeria		
Financials – 0.3%		
Africa Finance Corp.		
4.375%, 4–17–26 (G)	900	968
Total Nigeria – 0.3%		968
Norway		
Energy – 0.8%		
Aker BP ASA:		
6.000%, 7–1–22 (G)	1,500	1,523
4.750%, 6–15–24 (G)	900	924
3.750%, 1–15–30 (G)	900	872
		3,319
Total Norway – 0.8%		3,319
Panama		
Consumer Discretionary – 0.2%		
Carnival Corp.		
10.500%, 2–1–26 (G)	736	815
Financials – 0.2%		
Banco Latinoamericanco de Comercio Exterior S.A.		
2.375%, 9–14–25 (G)	800	811
Banco Nacional de Panama		
2.500%, 8–11–30 (G)	200	198
		1,009
Total Panama – 0.4%		1,824
Peru		
Consumer Discretionary – 0.2%		
InRetail Shopping Malls		
5.750%, 4–3–28 (G)	1,000	1,029
Financials – 0.6%		
Banco de Credito del Peru		
4.250%, 4–1–23 (G)	550	589
Banco Internacional del Peru S.A.		
3.250%, 10–4–26 (G)	1,500	1,564
Corporacion Financiera de Desarrolla S.A.		
2.400%, 9–28–27 (G)	500	504
		2,657
Utilities – 0.5%		
Fenix Power Peru S.A.		
4.317%, 9–20–27	705	714
Kallpa Generacion S.A.		
4.875%, 5–24–26 (G)	$1,000	$ 1,077
		1,791
Total Peru – 1.3%		5,477
Philippines		
Industrials – 0.1%		
International Container Terminal Services, Inc.		
4.750%, 6–17–30	200	209
Total Philippines – 0.1%		209
Russia		
Materials – 0.1%		
Petropavlovsk 2016 Ltd. (GTD by Petropavlovsk plc, JSC Pokrovskiy Rudnik, LLC Albynskiy Rudnik and LLC Malomirskiy Rudnik)		
8.125%, 11–14–22 (G)	250	260
Total Russia – 0.1%		260
Saint Lucia		
Communication Services – 0.5%		
Digicel International Finance Ltd.		
8.750%, 5–25–24 (G)	1,872	1,879
Total Saint Lucia – 0.5%		1,879
Singapore		
Financials – 0.0%		
Oversea-Chinese Banking Corp. Ltd.		
1.832%, 9–10–30 (D)(G)	200	199
Total Singapore – 0.0%		199
South Korea		
Communication Services – 0.1%		
SK Telecom Co. Ltd.		
3.750%, 4–16–23 (G)	500	535
Financials – 0.6%		
Hyundai Capital Services, Inc.		
3.750%, 3–5–23 (G)	900	953
Kookmin Bank		
2.125%, 10–21–20 (G)	750	751
Woori Bank		
2.625%, 7–20–21 (G)	750	761
		2,465
Total South Korea – 0.7%		3,000
Spain		
Financials – 0.4%		
Banco Santander S.A.		
2.706%, 6–27–24	1,400	1,483

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND (in thousands)

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Financials (Continued)			
Mapfre S.A.			
4.375%, 3–31–47 (F)	EUR	100	$ 131
			1,614
Total Spain – 0.4%			1,614
Sweden			
Financials – 0.0%			
Skandinaviska Enskilda Banken AB			
1.375%, 10–31–28 (F)		100	119
Information Technology – 0.1%			
Verisure Holding AB (3-Month EURIBOR plus 500 bps):			
5.000%, 4–15–25 (F)(H)		200	237
5.000%, 4–15–25 (F)(G)(H)		100	118
			355
Total Sweden – 0.1%			474
Switzerland			
Financials – 0.2%			
Credit Suisse Group AG			
4.282%, 1–9–28 (G)	$	700	794
Total Switzerland – 0.2%			794
Turkey			
Industrials – 0.4%			
Koc Holding A.S.			
6.500%, 3–11–25 (G)		1,700	1,721
Mersin Uluslararasi Liman Isletmeciligi A.S.			
5.375%, 11–15–24 (G)		200	203
			1,924
Total Turkey – 0.4%			1,924
United Arab Emirates			
Consumer Discretionary – 0.2%			
GEMS MENASA Cayman Ltd. and GEMS Education Delaware LLC			
7.125%, 7–31–26 (G)		800	792
Energy – 0.4%			
Abu Dhabi National Energy Co.:			
4.375%, 4–23–25 (G)		1,400	1,573
4.000%, 10–3–49		200	234
			1,807
Financials – 0.4%			
ICICI Bank Ltd.			
4.000%, 3–18–26 (G)		1,200	1,266
NBK Tier 1 Financing (2) Ltd.			
4.500%, 5–27–68 (G)		300	296
			1,562

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Industrials – 0.0%			
DP World plc			
4.700%, 9–30–49	$	200	$ 202
Total United Arab Emirates – 1.0%			4,363
United Kingdom			
Communication Services – 0.1%			
Liquid Telecommunications Financing plc (GTD by Liquid Telecommunications Holdings Ltd.)			
8.500%, 7–13–22 (G)		400	404
Virgin Media Secured Finance plc			
4.250%, 1–15–30 (F)	GBP	122	155
			559
Consumer Staples – 0.4%			
Imperial Tobacco Finance plc			
3.750%, 7–21–22 (G)	$	1,100	1,149
MARB BondCo plc			
6.875%, 1–19–25 (G)		600	621
			1,770
Energy – 0.2%			
EG Global Finance plc:			
4.375%, 2–7–25 (F)(G)	EUR	186	206
6.250%, 10–30–25 (F)(G)		109	127
KCA Deutag UK Finance plc			
7.250%, 5–15–21 (G)	$	1,000	467
			800
Financials – 2.0%			
ANZ New Zealand International Ltd.			
3.450%, 1–21–28 (G)		500	570
Ardonagh Midco 2 plc			
11.500%, 1–15–27 (G)		1,123	1,134
Barclays plc			
4.337%, 1–10–28		700	779
Galaxy Bidco Ltd.			
6.500%, 7–31–26 (F)	GBP	200	263
HSBC Holdings plc			
4.583%, 6–19–29	$	800	920
Royal Bank of Scotland Group plc (The)			
6.000%, 12–19–23		900	1,013
State Bank of India			
4.375%, 1–24–24 (G)		2,500	2,668
VMED O2 UK Financing I plc			
3.250%, 1–31–31 (F)(G)	EUR	200	233
			7,580
Health Care – 0.1%			
SYNLAB Bondco plc (3-Month EURIBOR plus 475 bps)			
4.492%, 7–1–25 (F)(G)(H)		200	237
Information Technology – 0.0%			
Paymentsense Ltd.			
8.000%, 10–15–25 (F)(G)	GBP	100	134

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Materials – 0.0%			
AngloGold Ashanti Holdings plc			
6.500%, 4–15–40	$	120	$ 145
Total United Kingdom – 2.8%			11,225
United States			
Communication Services – 4.5%			
Cablevision Lightpath LLC			
5.625%, 9–15–28 (G)		227	231
CCO Holdings LLC and CCO Holdings Capital Corp.:			
5.000%, 2–1–28 (G)		909	955
4.500%, 8–15–30 (G)		433	455
4.500%, 5–1–32 (G)		110	115
Clear Channel Outdoor Holdings, Inc.			
5.125%, 8–15–27 (G)		996	956
Clear Channel Worldwide Holdings, Inc.			
9.250%, 2–15–24		706	684
Consolidated Communications, Inc.			
6.500%, 10–1–28 (G)		446	455
CSC Holdings LLC:			
5.500%, 5–15–26 (G)		500	520
5.375%, 2–1–28 (G)		1,214	1,282
5.750%, 1–15–30 (G)		248	264
DISH DBS Corp.:			
5.875%, 11–15–24		354	364
7.750%, 7–1–26		620	682
7.375%, 7–1–28 (G)		133	137
Front Range BidCo, Inc.			
4.000%, 3–1–27 (G)		123	121
Frontier Communications Corp.:			
7.125%, 1–15–23 (A)		43	17
6.875%, 1–15–25 (A)		1,122	425
11.000%, 9–15–25 (A)		1,751	736
8.500%, 4–1–26 (A)(G)		2,597	2,620
8.000%, 4–1–27 (A)(G)		1,928	1,921
9.000%, 8–15–31 (A)		43	16
GCI LLC			
4.750%, 10–15–28 (G)		142	144
Lamar Media Corp.			
4.000%, 2–15–30 (G)		107	107
Level 3 Financing, Inc.			
3.625%, 1–15–29 (G)		125	123
MDC Partners, Inc.			
6.500%, 5–1–24 (G)		631	576
Northwest Fiber LLC			
10.750%, 6–1–28 (G)		162	177
West Corp.			
8.500%, 10–15–25 (G)		3,594	3,126
Windstream Escrow LLC			
7.750%, 8–15–28 (G)		1,416	1,391
			18,600
Consumer Discretionary – 5.9%			
Abercrombie & Fitch Management Co. (GTD by Abercrombie & Fitch Co.)			
8.750%, 7–15–25 (G)		465	489

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Asbury Automotive Group, Inc.:		
4.500%, 3–1–28 (G)	$ 438	$ 440
4.750%, 3–1–30 (G)	771	776
Beacon Roofing Supply, Inc.		
4.500%, 11–15–26 (G)	84	87
Boyd Gaming Corp.:		
8.625%, 6–1–25 (G)	129	142
4.750%, 12–1–27	357	350
Boyne USA, Inc.		
7.250%, 5–1–25 (G)	476	497
Carnival Corp.		
9.875%, 8–1–27 (G)	283	299
Carvana Co.		
8.875%, 10–1–23 (G)	482	503
Cedar Fair Entertainment Co., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC		
5.500%, 5–1–25 (G)	847	870
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC		
5.375%, 4–15–27	405	403
Churchill Downs, Inc.		
5.500%, 4–1–27 (G)	107	112
Colt Merger Sub, Inc.:		
6.250%, 7–1–25 (G)	531	553
8.125%, 7–1–27 (G)	816	865
Everi Payments, Inc.		
7.500%, 12–15–25 (G)	659	646
Ford Motor Co.:		
8.500%, 4–21–23	262	286
9.000%, 4–22–25	262	300
Golden Nugget, Inc.		
6.750%, 10–15–24 (G)	1,042	870
K. Hovnanian Enterprises, Inc.		
10.500%, 2–15–26 (G)	700	689
Ken Garff Automotive LLC		
4.875%, 9–15–28 (G)	143	141
L Brands, Inc.:		
6.875%, 7–1–25 (G)	67	72
9.375%, 7–1–25 (G)	121	139
6.625%, 10–1–30 (G)	285	290
Laureate Education, Inc.		
8.250%, 5–1–25 (G)	356	377
Lithia Motors, Inc.:		
5.250%, 8–1–25 (G)	105	108
4.625%, 12–15–27 (G)	158	163
4.375%, 1–15–31	227	227
Live Nation Entertainment, Inc.		
4.750%, 10–15–27 (G)	258	242
Marriott Ownership Resorts, Inc. (GTD by Marriott Vacations Worldwide Corp.)		
6.125%, 9–15–25 (G)	306	320
Michaels Stores, Inc.:		
8.000%, 7–15–27 (G)	606	633
4.750%, 10–1–27 (G)	142	141
NCL Corp. Ltd.:		
12.250%, 5–15–24 (G)	1,149	1,287
10.250%, 2–1–26 (G)	347	361

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Discretionary (Continued)		
Nielsen Finance LLC and Nielsen Finance Co.:		
5.625%, 10–1–28 (G)	$ 429	$ 441
5.875%, 10–1–30 (G)	357	369
Party City Holdings, Inc. (5.000% Cash and 5.000% PIK)		
10.000%, 8–15–26 (G)(I)	40	34
Party City Holdings, Inc. (6-Month U.S. LIBOR plus 500 bps)		
5.750%, 7–15–25 (G)(H)	75	54
POWDR Corp.		
6.000%, 8–1–25 (G)	144	147
Ross Stores, Inc.		
4.800%, 4–15–30	800	970
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
5.000%, 10–15–25 (G)	177	178
8.250%, 3–15–26 (G)	1,000	1,046
7.000%, 5–15–28 (G)	47	47
7.250%, 11–15–29 (G)	47	48
Service Corp. International		
5.125%, 6–1–29	341	378
Six Flags Theme Parks, Inc.		
7.000%, 7–1–25 (G)	52	55
Sonic Automotive, Inc.		
6.125%, 3–15–27	213	220
Staples, Inc.:		
7.500%, 4–15–26 (G)	4,500	4,147
10.750%, 4–15–27 (G)	1,335	1,070
Volkswagen Group of America, Inc.		
4.250%, 11–13–23 (G)	1,000	1,099
		23,981
Consumer Staples – 2.6%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB)		
4.000%, 4–13–28	850	982
Bunge Ltd. Finance Corp.		
3.500%, 11–24–20	980	984
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7–15–24 (G)	671	685
5.750%, 6–15–25 (G)	1,017	1,048
JBS USA Lux S.A. and JBS USA Finance, Inc.		
6.750%, 2–15–28 (G)	1,014	1,103
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.):		
6.500%, 4–15–29 (G)	308	342
5.500%, 1–15–30 (G)	110	120
Keurig Dr Pepper, Inc.		
4.597%, 5–25–28	775	930
NBM U.S. Holdings, Inc.		
7.000%, 5–14–26	200	212
Pilgrim's Pride Corp.:		
5.750%, 3–15–25 (G)	170	173
5.875%, 9–30–27 (G)	636	657
Post Holdings, Inc.		
5.750%, 3–1–27 (G)	1,185	1,246
Reynolds American, Inc.		
4.450%, 6–12–25	800	900

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples (Continued)		
Simmons Foods, Inc.:		
7.750%, 1–15–24 (G)	$ 314	$ 329
5.750%, 11–1–24 (G)	1,393	1,394
		11,105
Energy – 2.1%		
Bellatrix Exploration Ltd.		
8.500%, 9–11–23 (A)	228	—
Bellatrix Exploration Ltd. (3.000% Cash or 9.500% PIK)		
9.500%, 12–15–23 (A)(I)	249	—
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10–1–24	200	57
6.375%, 7–1–26	246	60
Comstock Escrow Corp.		
9.750%, 8–15–26	2,357	2,425
Comstock Resources, Inc.		
9.750%, 8–15–26	71	73
Crestwood Midstream Partners L.P. and Crestwood Midstream Finance Corp.		
6.250%, 4–1–23	284	278
Crownrock L.P.		
5.625%, 10–15–25 (G)	1,333	1,256
Endeavor Energy Resources L.P.:		
5.500%, 1–30–26 (G)	513	509
5.750%, 1–30–28 (G)	347	349
Endeavor Energy Resources L.P. and EER Finance, Inc.		
6.625%, 7–15–25 (G)	324	333
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5–1–24 (A)(G)	235	—*
8.000%, 2–15–25 (A)(G)	248	—*
7.750%, 5–15–26 (A)(G)	367	80
EQT Corp.		
7.875%, 2–1–25 (J)	215	238
Laredo Petroleum, Inc.:		
9.500%, 1–15–25	705	420
10.125%, 1–15–28 (D)	470	278
Moss Creek Resources Holdings, Inc.		
7.500%, 1–15–26 (G)	538	323
Nine Energy Service, Inc.		
8.750%, 11–1–23 (G)	375	112
PBF Holding Co. LLC:		
9.250%, 5–15–25 (G)	152	156
6.000%, 2–15–28 (G)	234	157
QEP Resources, Inc.:		
5.250%, 5–1–23	228	166
5.625%, 3–1–26	210	119
Rattler Midstream L.P.		
5.625%, 7–15–25 (G)	290	292
Reliance Industries Ltd.		
4.500%, 10–19–20	500	501
Sanchez Energy Corp.		
0.000%, 2–15–23 (C)(E)(K)	122	—
		8,182

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 6.2%		
Alliance Data Systems Corp.		
4.750%, 12–15–24 (G)	$ 662	$ 621
Amwins Group, Inc.		
7.750%, 7–1–26 (G)	731	782
Bank of America Corp.		
3.593%, 7–21–28	900	1,009
BBVA Bancomer S.A.:		
6.500%, 3–10–21 (G)	265	270
1.875%, 9–18–25 (G)	600	586
5.875%, 9–13–34 (G)	1,300	1,321
BCPE Cycle Merger Sub II, Inc.		
10.625%, 7–15–27 (G)	990	1,049
Citigroup, Inc.		
3.520%, 10–27–28	950	1,056
Compass Group Diversified Holdings LLC		
8.000%, 5–1–26 (G)	1,396	1,466
Cooperatieve Rabobank U.A.		
3.125%, 4–26–21	750	762
CURO Group Holdings Corp.		
8.250%, 9–1–25 (G)	549	460
Ford Motor Credit Co. LLC		
3.096%, 5–4–23	1,300	1,269
Goldman Sachs Group, Inc. (The)		
3.814%, 4–23–29	1,000	1,138
Industrial and Commercial Bank of China Ltd.		
2.957%, 11–8–22	750	779
INTL FCStone, Inc.		
8.625%, 6–15–25 (G)	634	685
JPMorgan Chase & Co.:		
3.540%, 5–1–28	800	896
4.000%, 10–1–68	700	661
MetLife, Inc.		
10.750%, 8–1–39	530	861
Metropolitan Life Global Funding I		
2.950%, 4–9–30 (G)	500	561
NFP Corp.:		
7.000%, 5–15–25 (G)	259	275
6.875%, 8–15–28 (G)	3,264	3,299
Provident Funding Associates L.P. and PFG Finance Corp.		
6.375%, 6–15–25 (G)	1,189	1,150
Refinitiv U.S. Holdings, Inc.		
8.250%, 11–15–26 (G)	1,135	1,244
TerraForm Global Operating LLC (GTD by TerraForm Global LLC)		
6.125%, 3–1–26 (G)	800	814
TerraForm Power Operating LLC (GTD by TerraForm Power LLC):		
5.000%, 1–31–28 (G)	83	91
4.750%, 1–15–30 (G)	313	332
Wells Fargo & Co.		
4.300%, 7–22–27	875	1,000
		24,437
Health Care – 2.8%		
Bausch Health Cos., Inc.:		
9.000%, 12–15–25 (G)	167	181
9.250%, 4–1–26 (G)	488	537
8.500%, 1–31–27 (G)	929	1,021

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care (Continued)		
Bayer U.S. Finance II LLC		
2.850%, 4–15–25 (G)	$ 1,000	$ 1,026
Catalent Pharma Solutions, Inc.		
2.375%, 3–1–28 (F)(G)	EUR 184	207
Fresenius U.S. Finance II, Inc.:		
4.250%, 2–1–21 (G)	$ 600	607
4.500%, 1–15–23 (G)	1,100	1,172
Heartland Dental LLC		
8.500%, 5–1–26 (G)	894	889
Hologic, Inc.		
3.250%, 2–15–29 (G)	215	216
Par Pharmaceutical, Inc.		
7.500%, 4–1–27 (G)	510	534
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.		
9.750%, 12–1–26 (G)	644	684
Surgery Center Holdings, Inc.		
10.000%, 4–15–27 (G)	1,272	1,355
Verscend Holding Corp.		
9.750%, 8–15–26 (G)	2,141	2,328
		10,757
Industrials – 3.0%		
Ahern Rentals, Inc.		
7.375%, 5–15–23 (G)	770	408
APX Group, Inc. (GTD by APX Group Holdings, Inc.)		
7.625%, 9–1–23 (D)	406	410
Arconic Rolled Products Corp.		
6.125%, 2–15–28 (G)	94	97
BAE Systems Holdings, Inc.		
3.800%, 10–7–24 (G)	500	555
Boeing Co. (The)		
4.508%, 5–1–23	650	684
Energizer Holdings, Inc.		
6.375%, 7–15–26 (G)	711	764
JELD-WEN, Inc.		
6.250%, 5–15–25 (G)	115	122
Mileage Plus Holdings LLC		
6.500%, 6–20–27 (G)	504	525
Prime Security Services Borrower LLC and Prime Finance, Inc.		
6.250%, 1–15–28 (G)	352	356
Standard Industries, Inc.:		
2.250%, 11–21–26 (F)(G)	EUR 100	112
3.375%, 1–15–31 (G)	$ 137	135
TransDigm UK Holdings plc		
6.875%, 5–15–26	1,413	1,420
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.500%, 5–15–25	215	214
6.250%, 3–15–26 (G)	1,499	1,572
6.375%, 6–15–26	287	288
7.500%, 3–15–27	474	492
5.500%, 11–15–27	1,248	1,200
United Rentals (North America), Inc. (GTD by United Rentals, Inc.)		
3.875%, 11–15–27	60	62
Waste Pro USA, Inc.		
5.500%, 2–15–26 (G)	94	95

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials (Continued)		
Wolverine Escrow LLC:		
8.500%, 11–15–24 (G)	$ 1,291	$ 1,059
9.000%, 11–15–26 (G)	1,883	1,553
13.125%, 11–15–27 (G)	142	99
		12,222
Information Technology – 1.3%		
ACI Worldwide, Inc.		
5.750%, 8–15–26 (G)	17	18
Booz Allen Hamilton, Inc.		
3.875%, 9–1–28 (G)	114	117
Boxer Parent Co., Inc.		
6.500%, 10–2–25 (F)(G)	EUR 100	121
Broadcom, Inc.		
5.000%, 4–15–30	$ 800	944
Entegris, Inc.		
4.375%, 4–15–28 (G)	63	65
Itron, Inc.		
5.000%, 1–15–26 (G)	762	781
j2 Cloud Services LLC and j2 Global, Inc.		
6.000%, 7–15–25 (G)	270	281
NCR Corp.:		
8.125%, 4–15–25 (G)	210	232
5.750%, 9–1–27 (G)	136	142
5.000%, 10–1–28 (G)	424	424
6.125%, 9–1–29 (G)	174	184
5.250%, 10–1–30 (G)	141	141
Orbcomm, Inc.		
8.000%, 4–1–24 (G)	884	857
Riverbed Technology, Inc. and Project Homestake Merger Corp.		
8.875%, 3–1–23 (G)	791	550
Sabre GLBL, Inc. (GTD by Sabre Holdings Corp.):		
9.250%, 4–15–25 (G)	130	143
7.375%, 9–1–25 (G)	57	57
Science Applications International Corp.		
4.875%, 4–1–28 (G)	508	516
SS&C Technologies Holdings, Inc.		
5.500%, 9–30–27 (G)	130	138
		5,711
Materials – 1.3%		
American Greetings Corp.		
8.750%, 4–15–25 (G)	335	317
Crown Americas LLC and Crown Americas Capital Corp. IV		
4.500%, 1–15–23	26	27
Crown Americas LLC and Crown Americas Capital Corp. V		
4.250%, 9–30–26	92	96
Freeport-McMoRan, Inc.		
4.250%, 3–1–30	1,335	1,368
Graphic Packaging International LLC (GTD by Graphic Packaging International Partners LLC and Field Container Queretaro (USA) LLC)		
3.500%, 3–15–28 (G)	323	323

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials (Continued)		
GUSAP III L.P.		
4.250%, 1–21–30 (G)	$ 1,100	$ 1,146
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (G)	2,039	1,993
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.		
5.125%, 7–15–23 (G)	67	68
		5,338
Real Estate – 0.5%		
Aircastle Ltd.		
4.400%, 9–25–23	800	794
Crown Castle International Corp.		
3.700%, 6–15–26	1,100	1,227
		2,021
Utilities – 0.4%		
Clearway Energy Operating LLC		
5.750%, 10–15–25	371	391
HAT Holdings I LLC and HAT Holdings II LLC (GTD by Hannon Armstrong Sustainable Infrastructure Capital, Inc.):		
6.000%, 4–15–25 (G)	1,028	1,095
3.750%, 9–15–30 (G)	122	122
		1,608
Total United States – 30.6%		123,962
Uruguay		
Industrials – 0.1%		
Navios South American Logistics, Inc. and Navios Logistics Finance (U.S.), Inc.		
10.750%, 7–1–25 (G)	400	424
Total Uruguay – 0.1%		424
Venezuela		
Financials – 0.5%		
Corporacion Andina de Fomento:		
4.375%, 6–15–22	1,500	1,584
2.375%, 5–12–23	320	332
		1,916
Total Venezuela – 0.5%		1,916
Vietnam		
Energy – 0.2%		
Mong Duong Finance Holdings B.V.		
5.125%, 5–7–29 (G)	650	662
Total Vietnam – 0.2%		662
TOTAL CORPORATE DEBT SECURITIES – 66.7%		$ 267,971

(Cost: $264,852)

MORTGAGE-BACKED SECURITIES	Principal	Value
Cayman Islands – 0.8%		
ALM Loan Funding VII R-2 Ltd., Series 2013-7R2A, Class DR2 (3-Month U.S. LIBOR plus 600 bps)		
6.275%, 10–15–27 (G)(H)	$ 1,000	$ 848
Diameter Credit Funding II Ltd., Series 2019-2A, Class A		
3.940%, 1–25–38 (G)	1,000	1,004
Diameter Credit Funding II Ltd., Series 2019-2A, Class B		
4.540%, 1–25–38 (G)	500	501
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class C (3-Month U.S. LIBOR plus 250 bps)		
2.775%, 4–15–33 (G)(H)	250	250
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class D (3-Month U.S. LIBOR plus 350 bps)		
3.775%, 4–15–33 (G)(H)	250	249
Gulf Stream Meridian 1 Ltd., Series 2020-IA, Class E (3-Month U.S. LIBOR plus 645 bps)		
8.220%, 4–15–33 (G)(H)	250	221
Highbridge Loan Management Ltd., Series 2014-4A, Class DR (3-Month U.S. LIBOR plus 555 bps)		
5.797%, 1–28–30 (G)(H)	250	210
		3,283
United States – 1.2%		
Ashford Hospitality Trust, Series 2018-ASHF, Class F (1-Month U.S. LIBOR plus 410 bps)		
4.252%, 4–15–35 (G)(H)	600	461
Atrium Hotel Portfolio Trust, Series 2017-ATRM, Class F (1-Month U.S. LIBOR plus 420 bps)		
4.027%, 12–15–36 (G)(H)	400	290
JPMorgan Chase Commercial Mortgage Securities Corp., Series 2014-FRR1, Class A-K10		
4.286%, 11–27–49 (G)	2,089	2,078
PNMAC GMSR Issuer Trust, Series 2018-GT1 (1-Month U.S. LIBOR plus 285 bps)		
2.998%, 2–25–23 (G)(H)	2,000	1,952
		4,781
TOTAL MORTGAGE-BACKED SECURITIES – 2.0%		$8,064

(Cost: $8,553)

OTHER GOVERNMENT SECURITIES (L)	Principal	Value
Argentina – 0.2%		
Republic of Argentina:		
1.000%, 7–9–29	57	26
0.125%, 7–9–30	1,649	688
		714
Colombia – 0.1%		
Republic of Colombia		
3.125%, 4–15–31	200	205

OTHER GOVERNMENT SECURITIES (L) (Continued)	Principal	Value
Columbia – 0.5%		
Republic of Colombia:		
2.625%, 3–15–23	$ 1,100	$ 1,126
4.500%, 3–15–29	800	898
		2,024
Costa Rica – 0.1%		
Costa Rica Government Bond		
4.250%, 1–26–23 (G)	400	386
Egypt – 0.1%		
Arab Republic of Egypt		
5.750%, 5–29–24 (G)	250	255
Indonesia – 1.3%		
Republic of Indonesia:		
3.750%, 4–25–22 (G)	1,750	1,820
2.950%, 1–11–23	2,400	2,499
3.850%, 10–15–30	900	1,019
		5,338
Israel – 0.2%		
Israel Government Bond		
2.750%, 7–3–30	700	772
Mexico – 0.4%		
United Mexican States:		
4.150%, 3–28–27	1,000	1,111
3.250%, 4–16–30	654	667
		1,778
Panama – 0.2%		
Republic of Panama		
3.750%, 4–17–26	900	965
Peru – 0.3%		
Republic of Peru		
2.392%, 1–23–26	1,000	1,047
Poland – 0.1%		
Republic of Poland		
5.125%, 4–21–21	500	513
Qatar – 0.2%		
Qatar Government Bond		
2.375%, 6–2–21 (G)	800	808
Saudi Arabia – 0.4%		
Saudi Arabia Government Bond:		
2.375%, 10–26–21 (G)	500	508
2.875%, 3–4–23 (D)(G)	1,000	1,044
		1,552
Serbia – 0.1%		
Republic of Serbia		
7.250%, 9–28–21 (G)	250	265
South Africa – 0.1%		
Republic of South Africa		
4.875%, 4–14–26	600	606

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

OTHER GOVERNMENT SECURITIES (L) (Continued)	Principal	Value
Turkey – 0.1%		
Turkey Government Bond 6.350%, 8–10–24	$ 500	$ 498
Uruguay – 0.2%		
Republica Orient Uruguay 4.500%, 8–14–24	600	655
Uzbekistan – 0.1%		
Republic of Uzbekistan 4.750%, 2–20–24 (G)	250	262
Vietnam – 0.1%		
Vietnam Government Bond 4.800%, 11–19–24 (G)	450	501
TOTAL OTHER GOVERNMENT SECURITIES – 4.8%		$19,144
(Cost: $18,463)		

LOANS (H)	Principal	Value
Canada		
Consumer Discretionary – 0.1%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps) 5.000%, 5–15–23	565	561
Total Canada – 0.1%		561
France		
Health Care – 0.1%		
Vivalto Sante Investissement S.A. (3-Month EURIBOR plus 325 bps) 3.000%, 7–9–26 (F)	EUR 250	286
Total France – 0.1%		286
Germany		
Consumer Discretionary – 0.1%		
Speedster Bidco GmbH (3-Month EURIBOR plus 325 bps) 3.250%, 3–31–27 (F)	250	280
Health Care – 0.1%		
Nidda Healthcare Holding GmbH (3-Month EURIBOR plus 350 bps) 3.500%, 8–21–26 (F)	250	286
Total Germany – 0.2%		566
Ireland		
Financials – 0.1%		
ION Trading Finance Ltd. (3-Month EURIBOR plus 325 bps) 4.250%, 11–21–24 (F)	248	285
ION Trading Finance Ltd. (ICE LIBOR plus 400 bps) 5.000%, 11–21–24	$ 275	269
		554
Total Ireland – 0.1%		554

LOANS (H) (Continued)	Principal	Value
Luxembourg		
Communication Services – 0.5%		
eircom Finco S.a.r.l. (3-Month EURIBOR plus 325 bps) 3.000%, 5–15–26 (F)	EUR 153	$ 177
Intelsat Jackson Holdings S.A. 0.000%, 7–13–21 (M)	$ 197	201
Intelsat Jackson Holdings S.A. (ICE LIBOR plus 375 bps) 8.000%, 11–27–23 (A)	906	909
Intelsat Jackson Holdings S.A. (ICE LIBOR plus 550 bps) 6.500%, 7–13–21	197	200
Telenet International Finance S.a.r.l. (6-Month EURIBOR plus 225 bps) 2.250%, 4–30–29 (F)	EUR 250	288
		1,775
Information Technology – 0.1%		
ION Corporate Solutions Finance S.a.r.l. (1-Month EURIBOR plus 425 bps) 4.250%, 10–24–25 (F)	347	398
Materials – 0.2%		
Archroma Finance S.a.r.l. (3-Month ICE LIBOR plus 425 bps) 5.478%, 7–28–24 (C)	$ 344	326
LSF11 Skyscraper Holdco S.a.r.l. 0.000%, 8–7–27 (F)(M)	EUR 250	290
		616
Total Luxembourg – 0.8%		2,789
Netherlands		
Communication Services – 0.2%		
UPC Broadband Holding B.V. (3-Month EURIBOR plus 250 bps) 2.500%, 4–30–29 (F)	500	572
Ziggo B.V. (3-Month EURIBOR plus 300 bps) 3.000%, 1–31–29 (F)	500	571
		1,143
Consumer Staples – 0.3%		
Refresco Holding B.V. 0.000%, 3–29–25 (F)(M)	500	580
Upfield B.V. (3-Month EURIBOR plus 350 bps): 3.500%, 7–2–25 (F)	250	284
		864
Total Netherlands – 0.5%		2,007
Saint Lucia		
Communication Services – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps) 3.800%, 5–27–24	$ 484	424
Total Saint Lucia – 0.1%		424

LOANS (H) (Continued)	Principal	Value
Spain		
Health Care – 0.1%		
Grifols S.A. (3-Month EURIBOR plus 225 bps) 2.250%, 11–15–27 (F)	EUR 248	$ 287
Total Spain – 0.1%		287
Sweden		
Information Technology – 0.1%		
Verisure Holding AB (3-Month EURIBOR plus 400 bps) 4.000%, 7–14–26 (F)	500	585
Total Sweden – 0.1%		585
United Kingdom		
Consumer Discretionary – 0.1%		
EG Finco Ltd. (3-Month EURIBOR plus 400 bps) 4.000%, 2–5–25 (F)	496	552
Financials – 0.2%		
THG Operations Holdings Ltd. (3-Month EURIBOR plus 450 bps) 4.500%, 12–11–26 (F)	250	291
VMED O2 UK Holdco 4 Ltd. 0.000%, 1–10–29 (F)(M)	500	577
		868
Health Care – 0.1%		
Elysium Healthcare Holdings 3 Ltd. (ICE LIBOR plus 525 bps) 5.332%, 4–4–25 (F)	GBP 500	582
Total United Kingdom – 0.4%		2,002
United States		
Communication Services – 2.7%		
ABG Intermediate Holdings 2 LLC (ICE LIBOR plus 350 bps) 4.500%, 9–29–24	$ 198	193
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps):		
3.397%, 7–25–21	765	751
4.250%, 7–25–21	170	166
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps) 7.500%, 7–25–22	530	509
CenturyLink, Inc. (ICE LIBOR plus 200 bps) 2.147%, 1–31–25	898	867
Clear Channel Outdoor Holdings, Inc. (ICE LIBOR plus 350 bps) 3.761%, 8–21–26	1,183	1,074
Consolidated Communications, Inc. 0.000%, 10–18–27 (M)	820	810
CSC Holdings LLC (ICE LIBOR plus 225 bps) 2.402%, 7–17–25	208	201

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

LOANS (H) (Continued)	Principal	Value
Communication Services (Continued)		
Front Range BidCo, Inc. (ICE LIBOR plus 300 bps) 3.147%, 3–9–27	$ 184	$ 178
Frontier Communications Corp. 0.000%, 3–15–24 (A)(C)(M)	111	106
Iridium Satellite LLC (ICE LIBOR plus 375 bps) 4.750%, 11–4–26	249	248
Newco Financing Partnership 0.000%, 1–31–29 (M)	125	121
Nexstar Broadcasting, Inc. (3-Month ICE LIBOR plus 275 bps) 2.905%, 9–19–26	240	235
Northwest Fiber LLC (ICE LIBOR plus 550 bps) 5.656%, 5–1–27	1,215	1,212
Radiate Holdco LLC 0.000%, 9–11–26 (M)	250	245
Recorded Books, Inc. (ICE LIBOR plus 425 bps) 4.156%, 8–31–25	420	417
Sinclair Television Group, Inc. (ICE LIBOR plus 250 bps) 2.650%, 9–30–26	248	241
T-Mobile USA, Inc. (ICE LIBOR plus 300 bps) 3.147%, 4–1–27	249	249
UPC Financing Partnership 0.000%, 1–31–29 (M)	125	121
West Corp. (3-Month ICE LIBOR plus 400 bps) 5.000%, 10–10–24	2,290	2,072
Windstream Services LLC 0.000%, 8–11–27 (M)	518	500
		10,516
Consumer Discretionary – 2.7%		
Academy Sports + Outdoors (ICE LIBOR plus 400 bps): 5.000%, 7–2–22	676	659
Alterra Mountain Co. (ICE LIBOR plus 450 bps) 5.500%, 8–1–26 (C)	249	246
Asurion LLC (ICE LIBOR plus 600 bps) 6.647%, 8–4–25	687	687
Belron Finance U.S. LLC (ICE LIBOR plus 250 bps) 2.768%, 10–30–26	248	245
Caesars Resort Collection LLC (ICE LIBOR plus 450 bps): 4.647%, 7–20–25	167	161
4.772%, 7–20–25	83	81
CIF Times Square Mezz 1 LLC and CPTS Hotel Lessee Mezz 1 LLC (1-Month U.S. LIBOR plus 600 bps) 7.006%, 10–9–20 (A)	794	40
Cosmopolitan of Las Vegas (The) (1-Month U.S. LIBOR plus 525 bps) 5.403%, 11–9–20	800	799
GT Polaris, Inc. (ICE LIBOR plus 400 bps) 5.000%, 8–4–27	250	248
Hotel del Coronado (1-Month U.S. LIBOR plus 500 bps) 5.153%, 8–9–21	$ 120	$ 121
International Cruise & Excursion Gallery, Inc. (ICE LIBOR plus 525 bps) 6.250%, 6–8–25	196	186
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps) 6.000%, 10–16–23	862	734
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps) 10.250%, 5–21–24 (C)	784	611
New Cotai LLC (14.000% Cash or 14.000% PIK) 14.000%, 9–10–25 (I)	108	107
NPC International, Inc. (ICE LIBOR plus 750 bps) 8.500%, 4–18–25 (A)	616	28
Party City Holdings, Inc. 0.000%, 8–19–22 (M)	440	358
Party City Holdings, Inc. (ICE LIBOR plus 250 bps): 3.250%, 8–19–22	280	228
Penn National Gaming, Inc. (ICE LIBOR plus 225 bps) 3.750%, 10–19–23	86	85
PETCO Animal Supplies, Inc. (ICE LIBOR plus 325 bps) 4.250%, 1–26–23	552	506
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps) 4.397%, 6–15–25	788	756
Staples, Inc. 0.000%, 4–12–26 (M)	988	916
Staples, Inc. (ICE LIBOR plus 500 bps) 5.251%, 4–12–26	1,067	990
Talbots, Inc. (The) (ICE LIBOR plus 700 bps) 8.000%, 11–28–22	692	544
TRLG Intermediate Holdings LLC 10.000%, 10–27–22 (A)	146	64
United PF Holdings LLC (ICE LIBOR plus 400 bps) 4.220%, 12–30–26	628	548
United PF Holdings LLC (ICE LIBOR plus 850 bps) 9.500%, 11–12–26 (C)	174	172
Wheel Pros, Inc. (ICE LIBOR plus 475 bps) 4.897%, 4–4–25	244	239
		10,359
Consumer Staples – 0.2%		
Froneri U.S., Inc. (ICE LIBOR plus 225 bps) 2.397%, 1–31–27	330	317
Shearer's Foods LLC (ICE LIBOR plus 400 bps) 4.750%, 9–14–27	219	217
		534
Energy – 0.6%		
California Resources Corp. (ICE LIBOR plus 1,037.50 bps) 11.375%, 12–31–21 (A)	$ 510	$ 10
California Resources Corp. (ICE LIBOR plus 475 bps) 5.750%, 12–31–22 (A)	376	135
ChampionX Holding, Inc. (ICE LIBOR plus 500 bps) 6.000%, 6–3–27 (C)	307	305
EG America LLC (ICE LIBOR plus 400 bps) 4.220%, 2–5–25	290	284
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps) 5.260%, 3–1–26	1,100	775
Foresight Energy LLC (ICE LIBOR plus 800 bps) 9.500%, 6–29–27	355	374
Westmoreland Coal Co. (ICE LIBOR plus 650 bps) 9.250%, 3–15–22	101	91
Westmoreland Mining Holdings LLC (15.000% Cash or 15.000% PIK) 15.000%, 3–15–29 (I)	532	292
		2,266
Financials – 1.1%		
Alera Group Intermediate Holdings, Inc. (3-Month ICE LIBOR plus 450 bps) 4.147%, 8–1–25 (C)	248	244
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps) 4.647%, 2–28–25	1,613	1,482
AqGen Ascensus, Inc. (ICE LIBOR plus 400 bps) 5.000%, 12–3–26	652	647
Edelman Financial Holdings II, Inc. (ICE LIBOR plus 675 bps) 6.895%, 7–20–26	780	744
Gulf Finance LLC (ICE LIBOR plus 525 bps): 6.250%, 8–25–23	1,076	756
HarbourVest Partners LLC (ICE LIBOR plus 225 bps) 2.525%, 3–1–25 (C)	198	195
Lealand Finance Co. B.V. 0.000%, 6–30–24 (C)(M)	4	3
Lealand Finance Co. B.V. (ICE LIBOR plus 300 bps) 3.147%, 6–30–24 (C)	14	12
MA FinanceCo. LLC (ICE LIBOR plus 275 bps) 2.647%, 6–21–24	34	32
Refinitiv U.S. Holdings, Inc. (3-Month EURIBOR plus 400 bps) 3.250%, 10–1–25 (F)	EUR 137	159
Ryan Specialty Group LLC (ICE LIBOR plus 325 bps) 4.000%, 9–1–27	$ 250	248
		4,522

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND (in thousands)

SEPTEMBER 30, 2020

LOANS (H) (Continued)	Principal	Value
Health Care – 1.7%		
Advanz Pharma Corp. Ltd. 0.000%, 9–6–24 (M)	$ 54	$ 52
Albany Molecular Research, Inc. (ICE LIBOR plus 325 bps) 4.250%, 8–31–24	243	239
Amneal Pharmaceuticals LLC (ICE LIBOR plus 350 bps) 3.688%, 5–4–25	196	184
BioClinica Holding I L.P. (ICE LIBOR plus 425 bps) 5.250%, 10–20–23	144	142
BW NHHC Holdco, Inc. (ICE LIBOR plus 500 bps) 5.270%, 5–15–25	138	118
Concordia International Corp. (ICE LIBOR plus 550 bps) 6.500%, 9–6–24	217	210
Endo Luxembourg Finance Co. I S.a.r.l. (ICE LIBOR plus 425 bps) 5.000%, 4–27–24	131	125
Exactech, Inc. (ICE LIBOR plus 375 bps) 4.750%, 2–14–25	244	214
Heartland Dental LLC (ICE LIBOR plus 375 bps) 3.647%, 4–30–25	1,274	1,170
LifeScan Global Corp. (3-Month ICE LIBOR plus 950 bps) 10.675%, 10–1–25	122	106
LSCS Holdings, Inc. (ICE LIBOR plus 425 bps):		
4.470%, 3–9–25 (C)	165	152
4.470%, 3–17–25 (C)	42	40
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps) 4.250%, 8–31–24	1,577	1,482
Surgery Center Holdings, Inc. (ICE LIBOR plus 800 bps) 9.000%, 8–31–24	61	61
Team Health Holdings, Inc. (ICE LIBOR plus 275 bps) 3.750%, 2–6–24	145	122
U.S. Renal Care, Inc. (3-Month ICE LIBOR plus 500 bps) 5.147%, 6–26–26	1,908	1,856
Verscend Holding Corp. (ICE LIBOR plus 450 bps) 4.647%, 8–27–25	1,343	1,328
		7,601
Industrials – 1.4%		
APCO Holdings, Inc. (ICE LIBOR plus 550 bps) 5.650%, 6–8–25 (C)	175	159
Bleriot U.S. Bidco, Inc. (ICE LIBOR plus 475 bps): 4.970%, 11–1–26	156	155
C.H.I. Overhead Doors, Inc. (ICE LIBOR plus 375 bps) 4.250%, 7–31–22	432	427
Form Technologies LLC (ICE LIBOR plus 325 bps) 4.250%, 1–28–22	419	375
Form Technologies LLC (ICE LIBOR plus 850 bps) 9.500%, 1–30–23	$2,563	$ 1,446
Garda World Security Corp. (ICE LIBOR plus 475 bps) 4.900%, 10–30–26	164	163
Guidehouse LLP (1-Month ICE LIBOR plus 450 bps) 4.647%, 5–1–25	247	245
McDermott Technology Americas, Inc. (ICE LIBOR plus 400 bps) 1.147%, 6–30–25 (A)	173	129
McDermott Technology Americas, Inc. (ICE LIBOR plus 500 bps) 0.000%, 5–10–25 (A)(M)	504	148
Mileage Plus Holdings LLC (ICE LIBOR plus 525 bps) 6.250%, 6–20–27	177	179
PAE Holding Corp. (ICE LIBOR plus 550 bps) 6.500%, 10–20–22	1,308	1,297
PAE Holding Corp. (ICE LIBOR plus 950 bps) 10.500%, 10–20–23	65	63
SMI Acquisition, Inc. (ICE LIBOR plus 375 bps) 4.750%, 11–1–24	243	187
TransDigm, Inc. (ICE LIBOR plus 225 bps):		
2.397%, 8–22–24	497	470
2.397%, 12–9–25	247	234
Tronair, Inc. (1-Month U.S. LIBOR plus 475 bps) 5.750%, 9–8–23 (C)	144	112
U.S. Ecology, Inc. (ICE LIBOR plus 250 bps) 2.649%, 11–1–26 (C)	17	17
Vertiv Group Corp. (ICE LIBOR plus 300 bps) 3.157%, 3–2–27	97	95
WaterBridge Midstream Operating LLC 0.000%, 6–21–26 (M)	154	128
		6,029
Information Technology – 2.6%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps) 8.000%, 9–19–25	384	388
Cardtronics USA, Inc. (ICE LIBOR plus 400 bps) 5.000%, 6–24–27 (C)	423	421
CommerceHub, Inc. (ICE LIBOR plus 375 bps) 3.647%, 5–21–25	593	578
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 300 bps) 8.250%, 5–1–25	625	321
Cyxtera DC Holdings, Inc. (ICE LIBOR plus 325 bps) 4.000%, 5–1–24	909	779
DCert Buyer, Inc. (ICE LIBOR plus 400 bps) 4.147%, 10–16–26	$ 498	$ 491
Informatica LLC 7.125%, 2–25–25	1,685	1,709
Milano Acquisition Corp. 0.000%, 8–17–27 (M)	1,203	1,188
Mitchell International, Inc. (ICE LIBOR plus 725 bps) 7.397%, 11–30–25	237	224
MLN U.S. Holdco LLC (ICE LIBOR plus 450 bps) 4.656%, 11–30–25	1,653	1,407
MLN U.S. Holdco LLC (ICE LIBOR plus 875 bps) 8.906%, 11–30–26	534	281
Output Services Group, Inc. (ICE LIBOR plus 425 bps) 4.689%, 3–27–24	244	175
Park Place Technologies LLC (ICE LIBOR plus 400 bps) 5.000%, 3–29–25	244	241
Riverbed Technology, Inc. (ICE LIBOR plus 325 bps) 4.250%, 4–24–22	1,064	951
Seattle Spinco, Inc. (ICE LIBOR plus 275 bps) 2.647%, 6–21–24	228	216
Sedgwick Claims Management Services, Inc. (ICE LIBOR plus 400 bps) 4.147%, 9–3–26	247	243
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 400 bps) 4.750%, 5–3–26	262	261
Ultimate Software Group, Inc. (The) (ICE LIBOR plus 675 bps) 7.500%, 5–3–27	139	141
VS Buyer LLC (3-Month ICE LIBOR plus 325 bps) 3.397%, 3–2–27	249	244
		10,259
Materials – 0.5%		
Asplundh Tree Expert LLC (3-Month U.S. LIBOR plus 250 bps) 2.655%, 9–4–27	250	250
Associated Asphalt Partners LLC (ICE LIBOR plus 525 bps) 6.250%, 4–5–24	127	102
Diamond BC B.V. (ICE LIBOR plus 500 bps) 6.000%, 9–6–24 (C)	250	249
Graham Packaging Co., Inc. (ICE LIBOR plus 375 bps) 4.500%, 8–4–27	250	248
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps) 4.147%, 5–31–25	1,126	1,099
		1,948

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

LOANS (H) (Continued)	Principal	Value
Real Estate – 0.2%		
Inland Retail Real Estate Trust, Inc. (1-Month U.S. LIBOR plus 650 bps) 7.000%, 1–1–22	$928	$ 941
Utilities – 0.1%		
Pacific Gas and Electric Co. (ICE LIBOR plus 225 bps) 5.500%, 1–1–22	249	244
Total United States – 13.8%		55,219
TOTAL LOANS – 16.3%		$65,280
(Cost: $69,868)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 0.2%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO 2.500%, 6–15–39	415	423
Federal National Mortgage Association Agency REMIC/CMO:		
2.000%, 4–25–40	232	234
3.000%, 2–25–44	125	132
United States (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates 3.500%, 4–20–34	$ 61	$ 64
		853
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		$ 853
(Cost: $846)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 2.0%		
U.S. Treasury Notes:		
2.875%, 7–31–25	1,735	1,952
2.250%, 11–15–25	2,250	2,473
1.625%, 10–31–26	400	430
0.375%, 7–31–27	1,700	1,691
0.500%, 8–31–27	1,000	1,002
1.750%, 11–15–29	500	550
		8,098
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 2.0%		$8,098
(Cost: $7,539)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (N) – 4.2%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	13,285	$ 13,285
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (O)	3,696	3,696
		16,981
TOTAL SHORT-TERM SECURITIES – 4.2%		$ 16,981
(Cost: $16,981)		
TOTAL INVESTMENT SECURITIES – 100.8%		$404,981
(Cost: $408,498)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(3,108)
NET ASSETS – 100.0%		$401,873

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(B)No dividends were paid during the preceding 12 months.

(C)Securities whose value was determined using significant unobservable inputs.

(D)All or a portion of securities with an aggregate value of $3,613 are on loan.

(E)Restricted securities. At September 30, 2020, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Value
Foresight Energy L.P.	6–30–20 – 9–8–20	42	$ 830	$ 602
New Cotai Participation Corp., Class B	9–29–20	414	3,633	2,063
Party City Holdco, Inc.	7–30–20	8	13	19
Pinnacle Agriculture Enterprises LLC	7–17–20	1	177	—
Studio City International Holdings Ltd. ADR	8–5–20	19	297	307
Targa Resources Corp., 9.500%	10–24–17	1	1,624	1,530
		Principal		
Sanchez Energy Corp., 0.000%, 02–15–23	6–30–20	$122	—	—
			$6,574	$ 4,521

The total value of these securities represented 1.1% of net assets at September 30, 2020.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $222,368 or 55.3% of net assets.

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

(H)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(I)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(J)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(K)Zero coupon bond.

(L)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(M)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N)Rate shown is the annualized 7-day yield at September 30, 2020.

(O)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at September 30, 2020:

Currency to be Delivered			Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	1,000	U.S. Dollar	1,278	1–29–21	JPMorgan Securities LLC	$ —	$ 14
Euro	4,870	U.S. Dollar	5,704	1–29–21	JPMorgan Securities LLC	—	22
Euro	5,186	U.S. Dollar	6,719	9–30–21	JPMorgan Securities LLC	588	—
						$588	$36

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 262	$ 1,087	$2,063
Energy	—	55	602
Health Care	—	36	—
Industrials	183	—	—
Total Common Stocks	$ 445	$ 1,178	$2,665
Investment Funds	4,883	—	—
Preferred Stocks	—	1,530	—
Asset-Backed Securities	—	7,889	—
Corporate Debt Securities	—	267,971	—
Mortgage-Backed Securities	—	8,064	—
Other Government Securities	—	19,144	—
Loans	—	61,910	3,370
United States Government Agency Obligations	—	853	—
United States Government Obligations	—	8,098	—
Short-Term Securities	16,981	—	—
Total	$22,309	$376,637	$6,035
Forward Foreign Currency Contracts	$ —	$ 588	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 36	$ —

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Loans
Beginning Balance 10–1–19	$ —	$ 16	$5,022
Net realized gain (loss)	(734)	—	(59)
Net change in unrealized appreciation (depreciation)	(1,105)	—	322
Purchases	3,635	—	1,940
Sales	—	(16)	(1,407)
Amortization/Accretion of premium/discount	—	—	7
Transfers into Level 3 during the period	869	—	690
Transfers out of Level 3 during the period	—	—	(3,145)
Ending Balance 9–30–20	$2,665	$ —	$3,370
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-20	$ (1,105)	$ —	$ 321

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-20	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Common Stocks	$2,063	Market comparable approach	Liquidity discount	10%
	602	Market comparable approach	Liquidity discount	30%
Loans	3,370	Third-party valuation service	Broker quotes	N/A

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CLO = Collateralized Loan Obligation
CMO = Collateralized Mortgage Obligation
EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
REMIC = Real Estate Mortgage Investment Conduit

SCHEDULE OF INVESTMENTS IVY APOLLO STRATEGIC INCOME FUND *(in thousands)*

Market Sector Diversification

(as a % of net assets)	
Financials	24.0%
Consumer Discretionary	12.8%
Communication Services	12.6%
Industrials	7.6%
Energy	6.8%
Consumer Staples	5.8%
Information Technology	5.6%
Health Care	5.4%
Other Government Securities	4.8%
Materials	4.7%
Utilities	3.5%
United States Government and Government Agency Obligations	2.2%
Real Estate	0.8%
Other+	3.4%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

In October 2020, Bryan J. Bailey, CFA, assumed portfolio management responsibilities for the Ivy California Municipal High Income Fund. The following letter reflects the comments of the previous portfolio manager for the fiscal year ended September 30, 2020. Below, Michael J. Walls, previous portfolio manager of the Ivy California Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Walls is no longer with the firm as of October 2020.

Fiscal Year Performance

For the 12 months ended September 30, 2020	
Ivy California Municipal High Income Fund (Class A shares at net asset value)	1.01%
Ivy California Municipal High Income Fund (Class A shares including sales charges)	-3.29%
Benchmark(s) and Morningstar Category	
Bloomberg Barclays Municipal High Yield Index (reflects the performance of securities generally representing the municipal high yield bond market)	1.27%
Bloomberg Barclays Municipal Bond Index (reflects the performance of securities generally representing the municipal bond market)	4.09%
Morningstar Muni California Long Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.50%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Market review

The past fiscal year started the same way the prior fiscal year ended: strong inflows, limited supply and tight spreads. This continued through the end of calendar year 2019 and the first two months of calendar year 2020 before COVID-19 started to have an impact. As with most asset classes, the economic impact from COVID-19-induced lockdowns caused a major selloff in municipal bonds, especially the high-yield space. Fund outflows exacerbated the trend until the Federal Reserve (Fed), via lower rates and direct bond buying, and the federal government, via fiscal stimulus, stepped in to prop up the market.

As a result of the intervention, selling slowed and eventually reversed. Investment grade municipal bonds recovered first and had positive returns in the second half of the fiscal year. This was supported by large cash inflows, erasing the outflows that occurred in March. High yield municipal bonds took longer to recover, but outperformed investment grade in the back half of the fiscal year. Despite the second half outperformance, the high yield index underperformed the investment grade index for the fiscal year, mainly due to its severe underperformance during the selloff. Flows in the high yield space have also struggled to recover and are negative through fiscal year end.

California municipal bonds generally tracked investment grade bonds over the course of the fiscal year, during the selloff and the subsequent rally. For the previous 12 months, California municipal bonds modestly outperformed the Bloomberg Barclays Municipal Bond Index. With the ongoing impacts of COVID-19, we remain cautious on high yield California municipal bonds, but feel comfortable adding lower quality investment grade credits. We continue to believe the California municipal market is attractive versus other fixed income asset classes, based on its tax-adjusted status, and generally higher absolute yields for municipal bonds versus other fixed income asset classes.

Performance and positioning

The Fund had a positive return for the fiscal year but underperformed the Bloomberg Barclays Municipal High Yield Index, Bloomberg Barclays Municipal Bond Index and its Morningstar peer group average. Fund performance was driven by its short duration positioning, the underweight in tobacco and higher overall credit quality. The Fund underperformed the high yield index in the first half of the fiscal year, but greatly outperformed during the selloff and second half of the fiscal year. Additionally, the Fund's higher cash allocation proved beneficial for buying at wider spreads in the back half of the year.

While being short duration helped throughout the selloff in 2020, we have begun to lengthen duration to be more in line with the benchmark. The Fed has indicated it will keep short-term rates at zero for the foreseeable future and we believe longer-term rates will follow the "lower for longer" bias.

At fiscal year end, the Fund maintained 20.4% exposure in non-rated bonds and plans to focus on lower quality, investment-grade deals moving forward. The high yield space has seen increased defaults and covenant violations, and we expect this trend to continue for the time being. The Fund held 5.8% of its portfolio in cash as of the fiscal year end, which we think should allow the Fund to make more compelling investments as wider spreads remain.

Looking ahead

Moving forward, we expect the Fed to keep rates at zero for the foreseeable future. They have publicly indicated a need to see inflation over 2% for a sustained period before raising rates, and they even indicated fiscal policy may be needed to get there. The upcoming U.S. Presidential election makes it difficult to know what, if any, fiscal stimulus may be enacted. The ongoing pandemic adds another level of uncertainty that is not typical for election years. One thing we are highly confident about is that volatility in the final quarter of calendar year 2020 is likely, regardless of the U.S. Presidential election outcome.

With the Fund's duration positioning and levels of cash, we feel appropriately structured to weather a more volatile environment. We believe investors will continue to search for tax-exempt yield, and a Democratic sweep would only magnify this. We do not believe that a complete rollback of the recently passed tax legislation is in the cards, but taxes are likely to be higher overall in a Democratic administration. Higher absolute yields for municipal bonds as compared to other fixed income assets supports additional demand for the asset class.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy California Municipal High Income Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	93.3%
Municipal Bonds	93.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.7%

Quality Weightings

Investment Grade	67.1%
AA	21.5%
A	19.8%
BBB	25.8%
Non-Investment Grade	26.2%
BB	4.6%
B	1.4%
CCC	0.1%
Non-rated	20.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.7%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy California Municipal High Income Fund, Class A Shares(1) $11,056
Bloomberg Barclays Municipal High Yield Index $12,020
Bloomberg Barclays Municipal Bond Index $11,438
10-3 2016
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class I	Class Y
1-year period ended 9-30-20	-3.29%	0.13%	1.21%	1.01%
5-year period ended 9-30-20	—	—	—	—
10-year period ended 9-30-20	—	—	—	—
Since Inception of Class through 9-30-20(4)	2.55%	2.81%	3.85%	3.65%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 4.25%(a). Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)10-3-16 for Class A shares, 10-3-16 for Class C shares, 10-3-16 for Class I shares and 10-3-16 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

MUNICIPAL BONDS	Principal	Value
California – 91.6%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6–1–55 (A)	$1,000	$ 76
CA Cnty Tob Securitization Agy, Tob Stlmt Bonds (Merced Cnty Tob Funding Corp.), Ser 2020B, 5.000%, 6–1–50	250	278
CA Cnty Tob Securitization Agy, Tob Stlmt Bonds (Sonoma Cnty Securitization Corp.), Ser 2020B-2, 0.000%, 6–1–55 (A)	250	54
CA Edu Fac Auth, Rev Bonds (Art Ctr College of Design), Ser 2018A, 5.000%, 12–1–48	250	280
CA Edu Fac Auth, Rev Bonds (Loma Linda Univ), Ser 2017A, 5.000%, 4–1–47	300	337
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2019A, 4.000%, 11–1–20	100	100
CA Hlth Fac Fin Auth, Rev Bonds (City of Hope), Ser 2019, 5.000%, 11–15–24	100	117
CA Hlth Fac Fin Auth, Rev Bonds (Providence St. Joseph Hlth), Ser 2019C, 5.000%, 10–1–39	500	608
CA Infra and Econ Dev Bank, Natl Charter Sch Revolving Loan Fund Rev Bonds, Ser 2019B:		
5.000%, 11–1–25	100	122
5.000%, 11–1–49	100	120
CA Infra and Econ Dev Bank, Sr Natl Charter Sch Revolving Loan Fund Rev Bonds, Ser 2020B, 4.000%, 11–1–55	100	113
CA Muni Fin Auth, Charter Sch Lease Rev Bonds (Bella Mente Montessori Academy Proj), Ser 2018A, 5.000%, 6–1–48	325	350
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2018A, 5.000%, 7–1–49	300	321
CA Muni Fin Auth, Insd Rev Bonds (Channing House Proj), Ser 2017B (Insured by the CA Office of Statewide Hlth Planning and Dev), 5.000%, 5–15–24	100	116
CA Muni Fin Auth, Insd Rev Bonds (Town and Country Manor), Ser 2019, 4.000%, 7–1–21	200	205
CA Muni Fin Auth, Rev Bonds (CA Baptist Univ), Ser 2016A, 5.000%, 11–1–46	500	517
CA Muni Fin Auth, Rev Bonds (CA Lutheran Univ), Ser 2018, 5.000%, 10–1–27	250	298

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11–15–32	$425	$509
CA Muni Fin Auth, Rev Rfdg Bonds (Eisenhower Med Ctr), Ser 2017B:		
5.000%, 7–1–37	250	288
5.000%, 7–1–42	250	285
CA Muni Fin Auth, Rev Rfdg Bonds (HumanGood Oblig Group), Ser 2019A, 4.000%, 10–1–28	290	329
CA Muni Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2020, 0.230%, 10–1–45 (B)	200	200
CA Muni Fin Auth, Spl Fac Rev Bonds (Utd Airlines, Inc. Los Angeles Intl Arpt Proj), Ser 2019, 4.000%, 7–15–29	250	247
CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A:		
4.000%, 12–31–47	250	265
5.000%, 12–31–47	250	284
CA Muni Fin Auth, Student Hsng Rev Bonds (CHF-Davis I LLC – West Vlg Student Hsng Proj), Ser 2018 (Insured by BAMAC), 4.000%, 5–15–48	300	326
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rfdg Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2015A-1, 3.375%, 7–1–25	300	331
CA Pollutn Ctl Fin Auth, Solid Waste Rfdg Rev Bonds (Republic Svc, Inc. Proj), Ser 2010A, 0.160%, 9–1–38 (C)	250	250
CA Pollutn Ctl Fin Auth, Water Furnishing Rev Bonds (Poseidon Res (Channelside) L.P. Desalination Proj), Ser 2012, 5.000%, 11–21–45	250	260
CA Pollutn Ctl Fin Auth, Water Furnishing Rev Rfdg Bonds (San Diego Cnty Water Auth Desalination Proj Pipeline), Ser 2019, 5.000%, 11–21–45	250	288
CA Sch Fin Auth, Charter Sch Rev Bonds (Classical Academies Proj), Ser 2020A, 5.000%, 10–1–50 (C)	250	278
CA Sch Fin Auth, Charter Sch Rev Bonds (Larchmont Charter Sch Proj), Ser 2018A, 5.000%, 6–1–43	250	267
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch – Oblig Group), Ser 2017G:		
5.000%, 6–1–30	310	344
5.000%, 6–1–37	330	357
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8–1–41	250	279

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Sch Fac Rev Bonds (Granada Hills Charter High Sch Oblig Group), Ser 2017A, 5.000%, 7–1–48	$350	$372
CA Sch Fin Auth, Sch Fac Rev Bonds (Green Dot Pub Sch CA Proj), Ser 2018A, 5.000%, 8–1–48	250	286
CA Sch Fin Auth, Sch Fac Rev Bonds (Kipp LA Proj), Ser 2017A, 5.000%, 7–1–47	300	343
CA Sch Fin Auth, Sch Fac Rev Rfdg Bonds (HTH Learning Proj), Ser 2017A, 5.000%, 7–1–49	300	334
CA Statewide Cmnty Dev Auth, Rev Bonds (American Baptist Homes of the West), Ser 2015, 5.000%, 10–1–22	270	289
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56	250	271
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase IV-ACHF – Irvine LLC), Ser 2017, 5.000%, 5–15–47	185	204
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apts, Phase IV-A CHF – Irvine LLC), Ser 2017, 5.000%, 5–15–42	300	333
CA Statewide Comnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2014A, 5.250%, 12–1–44	250	269
CA Various Purp GO Bonds, 5.000%, 9–1–46	500	606
Chino Pub Fin Auth, Local Agy Rfdg Bonds, Ser 2016A, 3.500%, 9–1–43	250	256
Chino, CA, Cmnty Fac Dist, Spl Tax Rev Bonds, Ser 2016-2, 5.000%, 9–1–47	150	165
City of San Ramon, Cert of Part (Cap Impvt Fin Prog), Ser 2019, 4.000%, 6–1–39	300	343
Cmnty Fac Dist No. 36 of Jurupa Cmnty Svc Dist., Spl Tax Bonds, Ser 2017A:		
4.125%, 9–1–42	200	216
4.250%, 9–1–47	300	324
Corona-Norco Unif Sch Dist (Riverside Cnty, CA), Election of 2014 GO Bonds, Ser C, 4.000%, 8–1–49	500	573
Corona-Norco Unif Sch Dist (Riverside, CA), Election of 2006 GO Bonds, Ser 2011E, 0.000%, 8–1–24 (A)	80	91
Eureka Successor Agy, Tax Alloc Rfdg Bonds, Ser 2017B, 5.000%, 11–1–21	155	163

SCHEDULE OF INVESTMENTS IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1–15–53	$300	$324
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6–1–29	600	733
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2018A, 5.000%, 6–1–22	175	189
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2 Sr Convertible Bonds, 5.300%, 6–1–37	150	155
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6–1–47	500	516
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-2, 5.000%, 6–1–47	250	258
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1 Spl Tax Bonds, Ser 2017B (Insured by BAMAC), 5.000%, 9–1–47	150	174
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1 Spl Tax Bonds, Ser 2019A, 4.000%, 9–1–54	250	283
Lammersville, CA, Joint Unif Sch Dist, Spl Tax Bonds (Lammersville Sch Dist Cmnty Fac Dist No. 2002, Mountain House), Ser 2017, 5.000%, 9–1–33	500	585
Lincoln Unif Sch Dist Fin Corp., Cert of Part, Ser 2019, 4.000%, 9–1–25	315	368
Long Beach Bond Fin Auth, Natural Gas Purchase Rev Bonds, Ser 2007A, 5.500%, 11–15–37	165	239
Long Beach, CA, Harbor Rev Rfdg Bonds, Ser 2020B, 5.000%, 5–15–24	500	577
Los Angeles, CA, Dept of Arpts, Los Angeles Intl Arpt Sub Rev Bonds, Ser 2016B, 5.000%, 5–15–46	300	343
Los Angeles, CA, Hsng Auth, Mtg Rev Rfdg Bonds (Union Port Proj), Ser 2020A, 3.250%, 6–1–35	250	254
M-S-R Energy Auth, Gas Rev Bonds, Ser 2009C, 7.000%, 11–1–34	300	464
Murrieta, CA, Cmnty Fac Dist No. 2005-5, Spl Tax Bonds (Golden City), Ser 2017A, 5.000%, 9–1–46	300	340

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Oakland-Alameda Cnty Coliseum Auth, Lease Rev Bonds (Oakland Coliseum Proj), Ser 2012A, 5.000%, 2–1–24	$250	$264
Ontario, CA, Cmnty Fac Dist No. 28, Spl Tax Bonds (New Haven Fac – Area A), Ser 2017:		
5.000%, 9–1–42	130	144
5.000%, 9–1–47	230	254
Ontario, CA, Cmnty Fac Dist No. 31, Spl Tax Bonds (Carriage House/Amberly Lane), Ser 2017, 5.000%, 9–1–47	135	154
Oro Grande Elem Sch Dist, Cert of Part, Ser 2013, 5.000%, 9–15–27	25	27
Oro Grande Elem Sch Dist, Rfdg Cert of Part, Ser 2020, 4.000%, 9–15–32	300	330
Palamar Hlth, Rfdg Rev Bonds, Ser 2016:		
4.000%, 11–1–39	175	179
5.000%, 11–1–39	500	566
Palomar Hlth, Cert of Part, Ser 2017, 5.000%, 11–1–21	250	261
Poway Unif Sch Dist, Spl Tax Bonds (Cmnty Fac Dist No. 15 Del Sur East Impvt Area C), Ser 2016, 5.000%, 9–1–46	250	281
Regents of the Univ of CA, Ltd. Proj Rev Bonds, Ser M, 5.000%, 5–15–32	300	376
Richmond Joint Powers Fin Auth, Lease Rev Rfdg Bonds (Civic Ctr Proj), Ser 2019A (Insured by AGM), 5.000%, 11–1–25	400	485
Roseville City Sch Dist (Placer Cnty, CA), Election of 2002 GO Bonds, Ser A, 0.000%, 8–1–22 (A)	100	99
Roseville, CA, Spl Tax Rev Bonds (Fiddyment Ranch Cmnty Fac Dist No. 1), Ser 2017A, 5.000%, 9–1–35	250	291
Sacramento Cnty Watr Fin Auth, Rev Bnds (Sacramento Cnty Watr Agy Zone 40 and 41 2007 Watr Sys Proj), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 55 bps), 0.715%, 6–1–34 (D)	400	351
Sacramento Cnty, Arpt Sys Sr Rev Rfdg Bonds, Ser 2020, 4.000%, 7–1–40	150	172
Sacramento Cnty, Arpt Sys Sub Rev Rfdg Bonds, Ser 2018E, 5.000%, 7–1–35	250	307
Sacramento, CA, Spl Tax Bonds (Natomas Cent Comnty Fac), Ser 2016, 5.000%, 9–1–41	250	282

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Bernardino, CA, Cmnty Fac Dist No. 2006-1 (Lytle Creek North), Impvt Area No. 4 Spl Tax Bonds, Ser 2016, 4.000%, 9–1–42	$250	$262
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	100	105
San Diego Assoc of Govts, South Bay Expressway Toll Rev First Sr Lien Bonds, Ser 2017A, 5.000%, 7–1–27	100	123
San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2017A, 5.000%, 7–1–42	200	237
San Diego Unif Sch Dist, GO Bonds, Election of 2012, Ser M-2, 3.000%, 7–1–50	250	268
San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2019A, 4.000%, 5–1–49	250	274
San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Rfdg Bonds, Ser 2020A, 4.000%, 5–1–40	150	169
San Francisco City and Cnty Pub Util Comsn, Water Rev Bonds, Ser 2016AB, 4.000%, 11–1–39	250	285
San Jose, CA, Arpt Rev Rfdg Bonds, Ser 2017A, 5.000%, 3–1–47	200	230
San Juan Unif Sch Dist (Sacramento Cnty, CA), Elec of 1998 GO Bonds, Ser 2003B, 0.000%, 8–1–21 (A)	200	200
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	250	266
Santa Clara Cnty Fin Auth, Var Rate Demand Rfdg Lease Rev Bonds (Multiple Fac Proj), Ser 2008M, 0.100%, 5–15–35	500	500
Santa Clara Cnty, CA, Union Elem Sch Dist, Election of 1999 GO Bonds, Ser A, 0.000%, 9–1–22 (A)	100	99
Southn CA Pub Power Auth, Gas Proj Rev Bonds (Proj No. 1), Ser 2007A, 5.000%, 11–1–33	295	391
Southn CA Pub Power Auth, Milford Wind Corridor Phase I Proj, Rfdg Rev Bonds, Ser 2019-1:		
3.000%, 7–1–21	100	102
2.000%, 7–1–22	100	103
State Pub Works Board of CA, Lease Rev Rfdg Bonds (Dept of Edu), Ser 2017H, 5.000%, 4–1–26	300	374

SCHEDULE OF INVESTMENTS IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2020

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Stockton Pub Fin Auth, Wastewater Bond Anticipation Notes, Ser 2019, 1.400%, 6–1–22	$400	$402
Successor Agy to the Lemon Grove Cmnty Dev Agy, Lemon Grove Redev Proj Area, Tax Alloc Rfdg Bonds, Ser 2019A (Insured by BAMAC), 4.000%, 8–1–21	370	382
Successor Agy to the Redev Agy of the City of Tulare, Tax Alloc Rfdg Bonds, Ser 2017A (Insured by BAMAC), 4.000%, 8–1–40	250	278
Tob Securitization Auth of Northn CA, Tob Stlmt Asset-Bkd Bonds (Sacramento Cnty Tob Securitization Corp.), Ser 2005A-1, 5.500%, 6–1–45	100	101
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006D, 0.000%, 6–1–46 (A)	300	50
WA Township Hlth Care Dist Rev Bonds, Ser 2017A:		
3.500%, 7–1–30	45	49
3.750%, 7–1–31	255	277
Westn Riverside Water and Wastewater Fin Auth, Local Agy Rev Rfdg Bonds, Ser 2016A, 5.000%, 9–1–29	$250	$ 300
William S. Hart Union High Sch Dist, Cmnty Fac Dist No. 2015-1 Spl Tax Bonds, Ser 2017, 5.000%, 9–1–47	300	332
		31,621
Guam – 0.8%		
Guam Port Rev Bonds, Ser 2018B, 5.000%, 7–1–22	250	263
Puerto Rico – 0.9%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2007A-4, 5.250%, 7–1–30	135	136
PR Hwy and Trans Auth, Hwy Rev Rfdg Bonds, Ser CC:		
5.250%, 7–1–32	120	133
5.250%, 7–1–33	50	55
		324
TOTAL MUNICIPAL BONDS – 93.3%		$32,208
(Cost: $30,874)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (E) – 6.0%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	2,066	$ 2,066
TOTAL SHORT-TERM SECURITIES – 6.0%		$ 2,066
(Cost: $2,066)		
TOTAL INVESTMENT SECURITIES – 99.3%		$34,274
(Cost: $32,940)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		244
NET ASSETS – 100.0%		$34,518

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Purchased on a when-issued basis with settlement subsequent to September 30, 2020.

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $528 or 1.5% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$32,208	$ —
Short-Term Securities	2,066	—	—
Total	$2,066	$32,208	$ —

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Below, Mira Stevovich, CFA, portfolio manager of the Ivy Cash Management Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2020. She has managed the Fund for 22 years and has 33 years of industry experience.

The Fund's fiscal year ended on September 30, 2020 with short-term rates substantially lower after a rate cut of 0.25-percentage point by the Federal Reserve (Fed) in October 30, 2019, followed by two emergency rate cuts of 50 basis points (bps) and 100 bps on March 3 and 15 of 2020. The rate cut in October 2019 was made to support continued economic growth, while the March rate moves were made to support the economy as the COVID-19 pandemic evolved in the U.S.

Fed Intervention

The Fund's fiscal year started with the federal funds rate between 1.75-2.00% and ended in a range of 0.00-0.25%. The Fed continued to use an interest rate band of a quarter percentage point to manage the federal funds rate. The Reverse Repo Program run by the Fed continued as a tool to manage the band floor. As the fiscal year began, it was necessary for the Fed to execute open market operations to inject bank reserves into the system to lower short-term rates that had increased substantially due to technical reasons. As part of this plan, the Fed began purchasing $60 billion U.S. Treasury bills monthly. It was determined that it would be necessary for the Fed to continue to do this until bank reserves normalized. This plan succeeded in maintaining an acceptable level of short-term rates over 2019 calendar year-end.

March 2020 brought mandated shutdowns of the U.S. economy due to the COVID-19 pandemic. It required Fed intervention by lowering the federal funds rate band by 150 bps in two cuts, to 0.0-0.25%. In addition, the Fed established a variety of programs to help the markets function, which included a program to aid in the efficient functioning of the money markets.

Higher rates of interest early in the fiscal year boosted the performance of the Fund and rates on money market investments, in general, until March. However, lower interest rates caused yields on money market securities to drop dramatically and eventually caused the yield on the Fund to decline. The Securities and Exchange Commission (SEC) regulation requiring at least 30% of the Fund's holdings mature in five business days or less continues to affect the Fund's return because very short maturities tend to carry the lowest interest rates.

Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide at the beginning of the health crisis. We have continued to invest in floating rate notes based on the one- or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of interest, while allowing us to maintain a modest "weighted average maturity" (WAM). As the Fed adjusted rates, LIBOR rates have tracked these moves. The one-month LIBOR rate began the fiscal year at 2.01088% and ended the fiscal year at 0.14825%. The three-month LIBOR rate began the fiscal year 2.08863% and ended the fiscal year at 0.23388%. We also began to invest in floating rate notes based on the daily effective federal funds rate, as well as the new SOFR (Secured Overnight Financing Rate) index, which is a daily measure of the cost of borrowing overnight funds collateralized by Treasury securities from a variety of sources. This index was established as a replacement for LIBOR. The Bank of England and the Financial Conduct Authority of the U.K. announced in late 2019 that LIBOR is not considered sufficiently robust or sustainable given its widespread use and, as such, the publication of LIBOR rates is expected to cease after the end of 2021.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past fiscal year, we continued to emphasize investments of higher credit quality from a variety of industries and sectors and we intend to continue to do so going forward, while providing value to the Fund. We remain selective of our investments. We will continue using floating-rate securities in the coming fiscal year, which we consider effective tools to managing the WAM of the Fund, while providing attractive yields. We also intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds. The SEC added these regulations to provide money market investors with greater protection and more timely information about the funds in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations. Liquidity and investing for diversification continue to be paramount in our management of the Fund. We will continue to manage the Fund in what we believe is a prudent manner and in accordance with SEC regulations.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and it is possible to lose money on your investment.

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Corporate Obligations	59.1%
Commercial Paper	30.3%
Certificate Of Deposit	23.6%
Master Note	3.0%
Notes	2.2%
United States Government and Government Agency Obligations	35.5%
Municipal Obligations	5.5%
Liabilities (Net of Cash and Other Assets)	-0.1%

SCHEDULE OF INVESTMENTS IVY CASH MANAGEMENT FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile, 0.900%, 10–26–20	$10,000	$10,000
Banco del Estado de Chile (1-Month U.S. LIBOR plus 22 bps), 0.380%, 10–13–20 (A)	20,000	20,000
Banco del Estado de Chile (3-Month U.S. LIBOR plus 24 bps), 0.500%, 11–14–20 (A)	20,000	20,000
Bank of Montreal, 0.170%, 12–7–20	15,000	15,000
Bank of Montreal (1-Month U.S. LIBOR plus 11 bps):		
0.270%, 10–9–20 (A)	25,000	25,000
0.260%, 10–14–20 (A)	15,000	15,000
Bank of Montreal (Secured Overnight Financing Rate plus 41 bps), 0.480%, 10–1–20 (A)	12,000	12,000
Bank of Nova Scotia (The) (3-Month U.S. LIBOR plus 4 bps), 0.290%, 11–11–20 (A)	15,000	14,999
Bank of Nova Scotia (The) (3-Month U.S. LIBOR plus 5 bps), 0.300%, 11–5–20 (A)	20,000	20,000
Canadian Imperial Bank of Commerce (3-Month U.S. LIBOR plus 14 bps), 0.410%, 12–19–20 (A)	20,000	20,000
Canadian Imperial Bank of Commerce (3-Month U.S. LIBOR plus 5 bps), 0.300%, 11–4–20 (A)	10,000	10,000
Canadian Imperial Bank of Commerce (Secured Overnight Financing Rate plus 25 bps), 0.320%, 10–1–20 (A)	10,000	10,000
Canadian Imperial Bank of Commerce (Secured Overnight Financing Rate plus 28 bps), 0.350%, 10–1–20 (A)	25,000	25,000
Canadian Imperial Bank of Commerce (U.S. Federal Funds effective rate plus 16 bps), 0.250%, 10–1–20 (A)	10,000	10,000
Citibank N.A., 0.200%, 4–5–21	20,000	20,000
Royal Bank of Canada (1-Month U.S. LIBOR plus 31 bps), 0.470%, 10–1–20 (A)	10,000	10,000
Royal Bank of Canada (3-Month U.S. LIBOR plus 12 bps), 0.360%, 12–16–20 (A)	7,000	7,000
Royal Bank of Canada (3-Month U.S. LIBOR plus 7 bps), 0.340%, 10–29–20 (A)	25,000	25,000
Royal Bank of Canada (Secured Overnight Financing Rate plus 55 bps), 0.620%, 10–1–20 (A)	25,000	25,000
Toronto-Dominion Bank, 0.180%, 1–14–21	20,000	20,000

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Certificate Of Deposit (Continued)		
Toronto-Dominion Bank (3-Month U.S. LIBOR plus 11 bps), 0.360%, 12–12–20 (A)	$15,000	$ 15,000
Toronto-Dominion Bank (Federal Funds Rate plus 35 bps), 0.440%, 10–1–20 (A)	10,000	10,000
Wells Fargo Bank N.A. (Federal Funds Rate plus 45 bps), 0.540%, 10–1–20 (A)	9,000	9,000
Total Certificate Of Deposit – 23.6%		367,999
Commercial Paper (B)		
Banco del Estado de Chile:		
0.340%, 11–2–20	10,000	9,997
0.470%, 11–9–20	5,000	4,997
0.170%, 11–23–20	3,000	2,999
0.180%, 12–1–20	5,000	4,998
0.270%, 12–4–20	5,000	4,998
BP Capital Markets plc (GTD by BP plc), 0.110%, 10–2–20	1,400	1,400
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.070%, 10–1–20	15,000	15,000
Coca-Cola Co. (The), 0.990%, 1–15–21	15,000	14,956
Corporacion Andina de Fomento:		
0.350%, 10–7–20	10,000	9,999
0.210%, 10–15–20	5,000	5,000
0.770%, 11–10–20	20,000	19,982
0.300%, 11–19–20	23,336	23,326
0.230%, 11–23–20	5,000	4,998
0.580%, 12–2–20	7,000	6,993
0.440%, 1–21–21	5,000	4,993
Duke Energy Corp., 0.120%, 10–1–20	15,000	15,000
Ecolab, Inc., 0.100%, 10–1–20	13,000	13,000
Exxon Mobil Corp., 0.890%, 10–21–20	20,000	19,990
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.140%, 10–1–20	18,000	18,000
GlaxoSmithKline LLC (GTD by GlaxoSmithKline plc), 0.100%, 10–1–20	10,000	10,000
Honeywell International, Inc.:		
1.120%, 10–15–20	20,000	19,991
1.090%, 1–14–21	15,000	14,952
International Paper Co.:		
0.090%, 10–1–20	10,000	10,000
0.100%, 10–6–20	5,000	5,000
J.M. Smucker Co. (The), 0.100%, 10–1–20	15,780	15,780
John Deere Canada ULC (GTD by Deere & Co.):		
0.130%, 10–1–20	3,000	3,000
0.120%, 11–12–20	10,000	9,999
Kimberly-Clark Corp., 0.060%, 10–7–20	5,000	5,000

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
0.960%, 10–8–20	$ 5,000	$ 4,999
1.840%, 10–15–20	5,000	4,996
0.670%, 10–20–20	32,500	32,488
0.410%, 12–14–20	3,000	2,997
0.340%, 1–25–21	30,000	29,967
McCormick & Co., Inc., 0.120%, 10–1–20	15,700	15,700
PACCAR Financial Corp. (GTD by PACCAR, Inc.), 0.100%, 10–28–20	7,000	7,000
Pricoa Short Term Funding LLC:		
0.130%, 10–5–20	1,000	1,000
1.020%, 11–2–20	10,000	9,991
Royal Bank of Canada, 0.230%, 9–10–21	5,000	4,989
Shell International Finance B.V. (GTD by Royal Dutch Shell plc), 0.500%, 5–25–21	6,000	5,980
Toronto-Dominion Bank:		
0.130%, 10–29–20	5,000	5,000
0.180%, 1–12–21	25,000	24,987
Toyota Motor Credit Corp.:		
0.250%, 11–18–20	7,000	6,998
0.970%, 11–25–20	12,000	11,982
0.250%, 1–15–21	7,613	7,607
Wisconsin Gas LLC, 0.090%, 10–1–20	10,000	10,000
Total Commercial Paper – 30.3%		481,029
Master Note		
Toyota Motor Credit Corp. (1-Week U.S. LIBOR plus 25 bps), 0.350%, 10–7–20 (A)	47,248	47,248
Total Master Note – 3.0%		47,248
Notes		
Net Magan Two LLC (GTD by Federal Home Loan Bank) (1-Month U.S. LIBOR plus 10 bps), 0.400%, 10–7–20 (A)	15,200	15,200
Osprey Properties Ltd. (1-Month U.S. LIBOR), 0.150%, 10–7–20 (A)	19,670	19,670
Total Notes – 2.2%		34,870
TOTAL CORPORATE OBLIGATIONS – 59.1%		$ 931,146
(Cost: $931,146)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 3.3%		
State of California:		
0.170%, 11–10–20	7,000	7,000
0.180%, 12–3–20	20,000	20,000

SCHEDULE OF INVESTMENTS IVY CASH MANAGEMENT FUND *(in thousands)*

SEPTEMBER 30, 2020

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
University of California (1-Month U.S. LIBOR plus 8 bps), 0.120%, 10–7–20 (A)	$24,250	$24,250
		51,250
Colorado – 0.1%		
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 30 bps), 0.250%, 10–7–20 (A)	1,200	1,200
Florida – 0.2%		
Miami-Dade Cnty, FL, Seaport Commercial Paper Notes, Ser A-2 (GTD by Bank of America N.A.), 0.600%, 10–20–20	2,619	2,619
Kansas – 0.1%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 0.120%, 10–1–20 (A)	1,895	1,895
Missouri – 0.4%		
Kansas City, MO, Var Rate Dem Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 0.150%, 10–7–20 (A)	5,700	5,700
New Jersey – 0.3%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 0.150%, 10–7–20 (A)	5,245	5,245
New York – 1.0%		
Long Island, NY, Power Auth, Elec Sys Gen Rev Commercial Paper Notes, Ser 2015GR-4A (GTD by Royal Bank of Canada), 0.170%, 10–1–20	$15,000	$15,000
Virgina – 0.1%		
Staunton, VA, Indl Dev Auth Commercial Paper Notes, Ser 2005B (GTD by Bank of America N.A.), 0.500%, 10–5–20	1,575	1,575
TOTAL MUNICIPAL OBLIGATIONS – 5.5%		$84,484
(Cost: $84,484)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Treasury Bills (B) – 10.5%		
U.S. Treasury Bills:		
0.150%, 10–1–20	9,000	9,000
0.140%, 10–8–20	11,000	11,000
0.140%, 10–15–20	24,000	23,999
0.150%, 10–29–20	5,000	4,999
0.090%, 11–5–20	18,000	17,998
0.100%, 11–10–20	10,000	9,999
0.100%, 11–12–20	9,000	8,999
0.100%, 12–3–20	4,236	4,235
0.180%, 12–10–20	9,000	8,997
0.130%, 1–28–21	9,200	9,196
U.S. Treasury Cash Management Bills:		
0.140%, 10–6–20	12,000	12,000
0.140%, 10–13–20	3,500	3,500
0.140%, 10–20–20	4,000	4,000
0.140%, 10–27–20	7,500	7,499
0.170%, 11–3–20	6,000	5,999
0.190%, 11–17–20	$ 6,000	$ 5,998
0.140%, 12–22–20	8,000	7,997
0.100%, 1–5–21	7,000	6,998
0.120%, 2–16–21	3,000	2,999
		165,412
United States Government Agency Obligations – 25.0%		
U.S. International Development Finance Corp. (GTD by U.S. Government), 1.870%, 11–17–20	8,000	8,000
U.S. International Development Finance Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
0.130%, 10–7–20 (A)	278,552	278,552
0.140%, 10–7–20 (A)	57,400	57,400
0.150%, 10–7–20 (A)	40,776	40,776
1.000%, 4–9–21 (A)	1,370	1,370
0.260%, 9–30–21 (A)	9,000	9,000
		395,098
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 35.5%		$ 560,510
(Cost: $560,510)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,576,140
(Cost: $1,576,140)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(943)
NET ASSETS – 100.0%		$1,575,197

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Rate shown is the yield to maturity at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 931,146	$ —
Municipal Obligations	—	84,484	—
United States Government and Government Agency Obligations	—	560,510	—
Total	$ —	$1,576,140	$ —

SEPTEMBER 30, 2020

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Below, Mark G. Beischel, CFA and Susan K. Regan, co-portfolio managers of the Ivy Corporate Bond Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Beischel has managed the Fund since April 2018 and has 27 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 33 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy Corporate Bond Fund (Class A shares at net asset value)	8.07%
Ivy Corporate Bond Fund (Class A shares including sales charges)	1.84%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Credit Index (generally reflects the performance of securities representing the U.S. credit market)	7.50%
Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.25%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Unprecedented volatility hit markets

The past fiscal year witnessed a historic level of volatility driven primarily by the COVID-19 pandemic. U.S. Treasury yields declined dramatically, hitting record lows during the fiscal year. The 10-year U.S. Treasury yield started at 1.66%, declining nearly 100 basis points (bps) to 0.68% by the end of the fiscal year. Remarkably, risk assets faired quite well for the past year despite the pandemic, with unprecedented monetary and fiscal stimulus resulting in the S&P 500 Index rising by almost 15% for the past fiscal year. Credit spreads in investment grade credit underperformed equities with the spread on the Fund's benchmark, the Bloomberg Barclays U.S. Credit Index, widening from 109 bps to 128 bps during the year. This was more than offset by the moves in U.S. Treasuries resulting in a total return of 7.5% for investment grade credit. High yield, as measured by the Bloomberg Barclays U.S. Corporate High Yield Index, posted a 3.25% return for the year, mainly due to the moves in U.S. Treasury rates and coupon income, while the spread on index widened from 373 bps to 517 bps in the period.

Multiple macroeconomic data points hit record lows as the pandemic-driven shutdown unfolded, although many measures have staged significant recoveries with the gradual reopening and monetary and fiscal stimuli. The Institute for Supply Management (ISM) manufacturing index rose during the period from 47.8 to 55.4, ending in expansion territory after hitting 41.5 in April, a level not seen since the 2008-2009 financial crisis. Given the nature of the economic shutdown, services bottomed in April at 41.8, but saw an overall increase during the year from 53.5 to 57.8. Payroll growth averaged 145,000, down marginally from 150,000 the prior year, but the unemployment rate rose from 3.6% to 8.8% during the period. Oddly, for a recession of this magnitude, personal income spiked considerably in the year rising from $18.6 trillion to $19.5 trillion — it hit a high of $21 trillion in April due to the fiscal stimulus. A considerable amount of this was saved, which caused consumption to decline from $14.7 trillion to $14.4 trillion in the period.

The pandemic caused the Federal Reserve (Fed) to respond aggressively. The Fed cut rates three times in the fiscal year, once in October 2019, and twice in March 2020 resulting in the federal funds rate going from 1.75-2.00% to 0-0.25%. In addition to slashing rates, the Fed announced several market and economic support measures in conjunction with the U.S. Treasury. Most important for the corporate credit markets was the Fed's decision to begin purchasing investment grade bonds, and to a lesser extent, high yield bonds for the first time ever. The announcement had a pronounced effect on credit asset prices and reopened capital markets, which led to record investment-grade issuance.

Fundamentals in the investment grade space continued to deteriorate with leverage rising to 3.3-times in second quarter of calendar year 2020, up from 3.0-times a year earlier. The pandemic is likely to result in deteriorating leverage trends in the future with leading forecasters predicting investment grade leverage to rise to 3.6 by the end of calendar year 2020, a record for the market. In the second quarter of calendar year 2020, earnings before interest, taxes, depreciation and amortization (EBITDA), declined nearly 5% year over year, while debt grew nearly 10% year over year, which drove most of the leverage increase. One positive fundamental change this fiscal year was that cash paid to shareholders was down 19% year over year. However, it remains to be seen if that trend reverses after companies become more comfortable with their outlooks and possibly resume dividends and/or share repurchases. Additionally, duration for the investment-grade market, as measured by the Bloomberg Barclays U.S. Credit Index, increased in the past fiscal year from 7.5 years to 8.3 years and has risen approximately three years from the level of 20 years ago. Lengthening duration magnifies price movement based on interest rates, as well as spread changes, so we believe the risk of the market has increased.

Despite the negatives of increasing leverage and duration, the favorable technical backdrop has been supportive. Supply, flows and negative yields globally have been powerful forces, offsetting weakening fundamentals and keeping spreads from widening further. Issuance in calendar year 2020 is already at a record with one quarter to go. After turning sharply negative in the spring of 2020, fund flows have been exceptionally strong with 2020 calendar year-to-date inflows of approximately $174 billion more than 5% of the aggregate funds in the asset class. Lastly, relative yields in the U.S. investment grade credit market remain attractive versus the $15.5 trillion in negative yielding global debt.

Performance and positioning

The Fund had a positive return for the fiscal period and outperformed its benchmark and Morningstar peer group average. Most of the Fund's positive credit spread attribution was derived from credit selection with a modest sector allocation benefit, notably from the energy sector, while the industrial and utilities sectors detracted. The Fund's short duration position relative to the benchmark was a modest detractor from performance, however that was more than offset by the Fund's credit spread contribution. By rating, the Fund's positioning in BBB was the largest contributor while AA was the key detractor.

During the fiscal year, the Fund's risk relative to the benchmark increased slightly, while duration relative to the benchmark decreased and remains modestly under benchmark duration. The largest increases in sector weightings were in communications and consumer cyclical, while industrial and consumer non-cyclical sectors were the largest decreases. The Fund increased its exposure to BB and AA rated credits, at the expense of credits rated A and BBB.

Coming into this fiscal year the Fund was well positioned with a conservative risk profile, which allowed us to take advantage of the pandemic-driven sell off. Our nimble size allowed us to take ample incremental risk in the spring of 2020 when the market became dislocated. This was even though the Fed's actions resulted in a historically short credit cycle in terms of price action. We have since reduced most of that incremental risk and are again conservatively positioned. We continue to believe that negative fundamentals will likely result in more frequent periods of volatility as technicals are fleeting and subject to rapid shifts.

In order to optimize risk and reward in this environment, we have a slight yield pickup relative to the benchmark. However, we remain conservative due to the Fund's lower-rated credits being much shorter duration than the higher quality credits in the portfolio. Because duration amplifies price movement, we believe our positioning may optimize risk and reward in the present environment by maximizing yield while minimizing negative performance if spreads widen.

Looking ahead

After an extremely volatile year, the investment-grade market stabilized in the third quarter of calendar year with index spreads trading in a relatively narrow 24 bps range. We believe the Fed's actions have suppressed volatility and provided material support for risk assets. This support for risk is unlikely to go away anytime soon, however one must balance it with the risks and fundamentals. The future continues to have numerous material risks that will likely impact markets going forward. We are in a pandemic, have a weak economy, and the upcoming U.S. Presidential election presents risks to the markets broadly as well as individual sectors. We've already started to see substantial hedging across asset classes ahead of the U.S. election cycle, the impact of which is considerably larger than the normal election hedging.

Investment-grade fundamentals continue to be extremely weak, with leverage remaining at record highs and duration in the market being near a record high. However, credit spreads sit at 128 basis points for investment grade, well below their 20-year average of 146 bps. The reason for the disconnect between the fundamentals and valuations is the favorable technical picture and the search for yield driven by the Fed's actions.

The technical backdrop continued to be favorable as historically high investment-grade supply was offset by fund inflows and substantial foreign demand. However, towards the end of the quarter we saw a weakening of fund inflows, which remained positive. We believe that supply going forward is likely to be supportive. In aggregate, companies issued more than enough debt to shore up liquidity in the pandemic and subsequently refinanced a great deal of debt, which coupled with low levels of mergers and acquisitions, suggests low issuance in the fourth quarter and beyond.

Going forward, we believe record leverage and near-record duration, along with the myriad of risk factors in the future, is likely to lead to more frequent periods of volatility and prevent spreads from rallying materially in the coming quarter and beyond. While the technical picture remains favorable, we think it is fleeting and that the weak fundamentals are likely to persist for years. Our current conservative positioning is designed to allow us to opportunistically take incremental risk into these periods to capitalize on the volatility as it presents itself.

We continue to believe that credit selection will be paramount, and we continue to find many mispriced credit situations as the pandemic continues to drive vastly different results from companies across the investment-grade universe. As always, our team is continually focused on assessing the rapidly changing landscape to ensure our positioning optimizes the risk and reward for our investors.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Corporate Bond Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	96.4%
Corporate Debt Securities	90.9%
Asset-Backed Securities	2.2%
Municipal Bonds — Taxable	1.7%
Other Government Securities	1.4%
Mortgage-Backed Securities	0.2%
Loans	0.0%
United States Government Obligations	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.6%

Quality Weightings

Investment Grade	93.1%
AAA	1.9%
AA	11.4%
A	31.2%
BBB	48.6%
Non-Investment Grade	3.3%
BB	2.4%
B	0.6%
CCC	0.1%
Non-rated	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.6%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Corporate Bond Fund, Class A Shares(1) $13,432
Bloomberg Barclays U.S. Credit Index $16,161
$30,000
$20,000
$10,000
$0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	1.84%	2.35%	7.13%	8.39%	8.56%	8.29%
5-year period ended 9-30-20	3.62%	3.11%	3.93%	5.16%	—	—
10-year period ended 9-30-20	2.99%	2.52%	2.67%	3.91%	—	—
Since Inception of Class through 9-30-20(5)	—	—	—	—	6.25%	5.84%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)10-16-17 for Class N shares and 10-16-17 for Class Y shares (the date on which shares were first acquired by shareholders).

The Fund commenced operations on October 16, 2017, in connection with a reorganization (the "Reorganization") in which the Fund acquired all of the assets and liabilities of the Waddell & Reed Advisors Bond Fund (the "Predecessor Fund"). Prior to the Reorganization, the Fund was a "shell" fund with no assets and had not commenced operations. As a result of the Reorganization, the Fund has adopted the performance of the Predecessor Fund. Therefore, the returns presented below for the Fund reflect the performance of the Predecessor Fund through October 16, 2017 and the performance of the Fund thereafter.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY CORPORATE BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5–26–22	$1,900	$ 1,919
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.750%, 12–15–27 (A)	3,228	3,103
American Airlines Class A Pass-Through Certificates, Series 2016-2, 3.650%, 6–15–28	1,664	1,330
American Airlines Class AA Pass-Through Certificates, Series 2016-2, 3.200%, 6–15–28	2,496	2,345
American Airlines Class AA Pass-Through Certificates, Series 2017-2, 3.350%, 10–15–29	892	844
American Airlines, Inc. Pass-Through Certificates, Series 2016-1, Class AA, 3.575%, 1–15–28	3,237	3,106
American Airlines, Inc. Pass-Through Certificates, Series 2017-1, Class AA, 3.650%, 2–15–29	414	398
Delta Air Lines, Inc. Pass-Through Certificates, Series 2020AA, Class B, 2.000%, 6–10–28	1,975	1,908
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7–7–28	4,283	4,193
TOTAL ASSET-BACKED SECURITIES – 2.2%		$19,146
(Cost: $20,057)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Advertising – 0.2%		
Lamar Media Corp., 4.875%, 1–15–29 (A)	2,020	2,101
Alternative Carriers – 0.7%		
Bell Canada (GTD by BCE, Inc.), 4.300%, 7–29–49	5,000	6,133
Cable & Satellite – 1.9%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp.:		
4.464%, 7–23–22	3,208	3,396
4.500%, 2–1–24	317	352
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.900%, 3–1–38	1,000	1,184
4.600%, 10–15–38	1,875	2,387
Comcast Corp. (GTD by Comcast Cable Communications LLC and NBCUniversal Media LLC), 3.250%, 11–1–39	3,125	3,458
Cox Communications, Inc.:		
1.800%, 10–1–30 (A)	$ 1,150	$ 1,134
2.950%, 10–1–50 (A)	1,150	1,104
Viacom, Inc., 4.750%, 5–15–25	3,000	3,442
		16,457
Integrated Telecommunication Services – 2.6%		
AT&T, Inc.:		
2.950%, 7–15–26	4,500	4,914
3.800%, 2–15–27	500	564
3.650%, 6–1–51	900	908
3.300%, 2–1–52	2,350	2,187
3.500%, 9–15–53 (A)	1,200	1,169
3.550%, 9–15–55 (A)	1,000	956
Verizon Communications, Inc.:		
4.329%, 9–21–28	2,500	3,025
5.250%, 3–16–37	2,250	3,111
4.812%, 3–15–39	4,672	6,124
		22,958
Interactive Media & Services – 0.2%		
Alphabet, Inc., 2.050%, 8–15–50	2,000	1,859
Movies & Entertainment – 0.4%		
TWDC Enterprises 18 Corp., 3.700%, 12–1–42	1,000	1,119
Walt Disney Co. (The), 4.125%, 12–1–41	2,000	2,383
		3,502
Publishing – 0.5%		
Thomson Reuters Corp.:		
3.350%, 5–15–26	1,150	1,264
5.850%, 4–15–40	2,148	2,877
		4,141
Wireless Telecommunication Service – 2.2%		
Crown Castle Towers LLC:		
3.222%, 5–15–22 (A)	2,000	2,029
3.663%, 5–15–25 (A)	5,120	5,480
4.241%, 7–15–28 (A)	2,500	2,848
Sprint Spectrum L.P., 3.360%, 9–20–21 (A)	2,250	2,275
T-Mobile USA, Inc.:		
3.500%, 4–15–25 (A)	3,850	4,224
4.375%, 4–15–40 (A)	1,475	1,729
3.300%, 2–15–51 (A)	575	567
		19,152
Total Communication Services – 8.7%		76,303
Consumer Discretionary		
Apparel Retail – 0.6%		
Ross Stores, Inc., 5.450%, 4–15–50	1,575	2,052
TJX Cos., Inc. (The), 3.500%, 4–15–25	3,000	3,346
		5,398

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel, Accessories & Luxury Goods – 0.5%		
PVH Corp., 4.625%, 7–10–25 (A)	$ 1,450	$ 1,512
Ralph Lauren Corp., 2.950%, 6–15–30	2,975	3,104
		4,616
Automobile Manufacturers – 0.1%		
Nissan Motor Co. Ltd., 3.522%, 9–17–25 (A)	1,150	1,162
Automotive Retail – 0.3%		
AutoNation, Inc., 4.750%, 6–1–30	2,523	2,986
Casinos & Gaming – 0.1%		
GLP Capital L.P. and GLP Financing II, Inc., 5.375%, 4–15–26	575	637
Las Vegas Sands Corp., 3.500%, 8–18–26	577	585
		1,222
Education Services – 0.3%		
University of Southern California, 3.028%, 10–1–39	2,000	2,154
Footwear – 1.0%		
NIKE, Inc.:		
3.250%, 3–27–40	3,600	4,090
3.375%, 3–27–50	3,898	4,505
		8,595
General Merchandise Stores – 0.8%		
Target Corp., 2.650%, 9–15–30	6,000	6,711
Home Improvement Retail – 0.7%		
Home Depot, Inc. (The), 4.200%, 4–1–43	4,700	5,874
Homebuilding – 0.8%		
D.R. Horton, Inc., 2.600%, 10–15–25	3,620	3,881
NVR, Inc., 3.000%, 5–15–30	3,250	3,507
		7,388
Hotels, Resorts & Cruise Lines – 0.4%		
Royal Caribbean Cruises Ltd., 2.650%, 11–28–20	3,108	3,092
Internet & Direct Marketing Retail – 1.1%		
Amazon.com, Inc.:		
3.875%, 8–22–37	2,650	3,295
2.500%, 6–3–50	2,650	2,690
Booking Holdings, Inc., 4.625%, 4–13–30	1,500	1,793
Expedia Group, Inc.:		
6.250%, 5–1–25 (A)	1,485	1,636
7.000%, 5–1–25 (A)	168	182
		9,596

SCHEDULE OF INVESTMENTS IVY CORPORATE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Restaurants – 0.3%		
Darden Restaurants, Inc.,		
4.550%, 2–15–48	$2,900	$ 2,881
Total Consumer Discretionary – 7.0%		61,675
Consumer Staples		
Agricultural Products – 0.2%		
Cargill, Inc.:		
3.250%, 5–23–29 (A)	1,000	1,130
3.875%, 5–23–49 (A)	500	601
		1,731
Brewers – 0.5%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB),		
4.700%, 2–1–36	3,650	4,403
Drug Retail – 0.5%		
CVS Health Corp.:		
4.100%, 3–25–25	2,250	2,542
4.780%, 3–25–38	1,575	1,906
		4,448
Food Distributors – 0.4%		
Sysco Corp.,		
6.600%, 4–1–40	2,320	3,125
Food Retail – 0.3%		
Alimentation Couche-Tard, Inc.,		
2.950%, 1–25–30 (A)	2,650	2,856
Hypermarkets & Super Centers – 0.8%		
Walmart, Inc.,		
4.050%, 6–29–48	5,660	7,367
Packaged Foods & Meats – 1.9%		
Hormel Foods Corp.,		
1.800%, 6–11–30	4,500	4,642
Mars, Inc.,		
2.375%, 7–16–40 (A)	2,500	2,495
Nestle Holdings, Inc.:		
3.900%, 9–24–38 (A)	1,700	2,129
4.000%, 9–24–48 (A)	1,735	2,274
Smithfield Foods, Inc.:		
2.650%, 10–3–21 (A)	3,000	3,019
3.350%, 2–1–22 (A)	2,000	2,021
		16,580
Personal Products – 0.4%		
Estee Lauder Co., Inc. (The),		
4.150%, 3–15–47	3,125	3,922
Soft Drinks – 1.2%		
Coca-Cola Co. (The):		
1.375%, 3–15–31	1,675	1,659
2.500%, 3–15–51	1,150	1,141
PepsiCo, Inc.:		
3.450%, 10–6–46	1,500	1,735
3.375%, 7–29–49	3,266	3,755
3.625%, 3–19–50	1,725	2,092
		10,382

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Tobacco – 1.3%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.):		
3.490%, 2–14–22	$3,380	$ 3,513
2.850%, 8–9–22	2,250	2,341
Imperial Brands Finance plc,		
3.125%, 7–26–24 (A)	3,800	4,018
Philip Morris International, Inc.,		
2.875%, 5–1–24	1,158	1,242
		11,114
Total Consumer Staples – 7.5%		65,928
Energy		
Integrated Oil & Gas – 0.3%		
National Fuel Gas Co.,		
5.500%, 1–15–26	2,625	2,865
Oil & Gas Exploration & Production – 1.3%		
Canadian Natural Resources Ltd.,		
3.850%, 6–1–27	6,500	7,002
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11–15–34	1,193	1,326
EQT Corp.:		
3.000%, 10–1–22	1,500	1,468
7.875%, 2–1–25 (B)	1,000	1,108
		10,904
Oil & Gas Refining & Marketing – 0.4%		
Phillips 66 (GTD by Phillips 66 Co.) (3-Month U.S. LIBOR plus 60 bps),		
0.834%, 2–26–21 (C)	1,000	1,000
Valero Energy Corp.,		
1.200%, 3–15–24	2,750	2,738
		3,738
Oil & Gas Storage & Transportation – 5.5%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.),		
4.450%, 7–15–27	3,090	3,326
Cheniere Corpus Christi Holdings LLC,		
7.000%, 6–30–24	1,425	1,641
Colonial Pipeline Co.,		
4.250%, 4–15–48 (A)	2,000	2,294
Colorado Interstate Gas Co.,		
4.150%, 8–15–26 (A)	6,000	6,750
Energy Transfer Partners L.P.,		
4.900%, 3–15–35	750	733
EQT Midstream Partners L.P.,		
4.750%, 7–15–23	2,500	2,497
Midwest Connector Capital Co. LLC,		
4.625%, 4–1–29 (A)	4,115	4,157
Plains All American Pipeline L.P. and PAA Finance Corp.,		
3.600%, 11–1–24	4,469	4,610
Sabal Trail Transmission LLC,		
4.246%, 5–1–28 (A)	5,000	5,615
Sabine Pass Liquefaction LLC,		
4.200%, 3–15–28	2,350	2,550

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4–1–21	$ 2,551	$ 2,588
Tennessee Gas Pipeline Co.,		
7.000%, 3–15–27	3,000	3,696
Transcontinental Gas Pipe Line Co. LLC:		
3.250%, 5–15–30 (A)	1,775	1,917
4.600%, 3–15–48	2,000	2,275
Williams Partners L.P.,		
4.850%, 3–1–48	3,500	3,929
		48,578
Total Energy – 7.5%		66,085
Financials		
Asset Management & Custody Banks – 3.0%		
Apollo Management Holdings L.P.,		
2.650%, 6–5–30 (A)	6,100	6,103
Blackstone Holdings Finance Co. LLC:		
3.500%, 9–10–49 (A)	1,110	1,213
2.800%, 9–30–50 (A)	2,850	2,790
Brookfield Finance LLC (GTD by Brookfield Asset Management, Inc.),		
3.450%, 4–15–50	1,600	1,572
KKR Group Finance Co. III LLC,		
5.125%, 6–1–44 (A)	2,500	3,116
KKR Group Finance Co. VIII LLC (GTD by KKR & Co., Inc. and KKR Group Partnership L.P.),		
3.500%, 8–25–50 (A)	575	584
National Securities Clearing Corp.,		
1.500%, 4–23–25 (A)	8,000	8,247
Owl Rock Capital Corp.:		
5.250%, 4–15–24	1,125	1,167
4.000%, 3–30–25	1,675	1,690
		26,482
Consumer Finance – 1.0%		
Ford Motor Credit Co. LLC:		
5.875%, 8–2–21	2,500	2,547
2.979%, 8–3–22	2,000	1,973
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.200%, 7–6–21	4,500	4,568
		9,088
Diversified Banks – 8.5%		
Banco Santander S.A.,		
3.500%, 4–11–22	2,500	2,593
Bank of America Corp.:		
2.503%, 10–21–22	2,000	2,042
4.200%, 8–26–24	6,000	6,681
2.496%, 2–13–31	3,000	3,127
1.898%, 7–23–31	1,800	1,792
6.300%, 12–29–49	2,000	2,260

SCHEDULE OF INVESTMENTS IVY CORPORATE BOND FUND (in thousands)

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps),		
1.019%, 2–5–26 (C)	$1,000	$ 996
BB&T Corp.,		
2.750%, 4–1–22	3,000	3,099
Citizens Bank N.A.,		
3.250%, 2–14–22	1,750	1,814
Commonwealth Bank of Australia,		
2.000%, 9–6–21 (A)(D)	3,500	3,556
Danske Bank A.S.,		
2.700%, 3–2–22 (A)	2,000	2,060
Fifth Third Bank N.A.,		
2.250%, 6–14–21	2,500	2,530
Huntington Bancshares, Inc.,		
2.300%, 1–14–22	1,500	1,533
ING Groep N.V.,		
3.550%, 4–9–24	2,425	2,641
Korea Development Bank,		
3.000%, 3–19–22	1,875	1,938
Mitsubishi UFJ Financial Group, Inc.,		
2.190%, 9–13–21	3,588	3,650
Mizuho Financial Group, Inc.,		
2.953%, 2–28–22	4,000	4,134
Royal Bank of Canada:		
2.350%, 10–30–20 (D)	4,000	4,007
2.500%, 1–19–21	4,000	4,027
Toronto-Dominion Bank,		
3.250%, 3–11–24	3,125	3,386
U.S. Bancorp,		
3.375%, 2–5–24	4,000	4,351
U.S. Bank N.A.,		
3.450%, 11–16–21	1,500	1,550
Wells Fargo & Co.:		
2.100%, 7–26–21	1,000	1,014
3.069%, 1–24–23	500	516
2.393%, 6–2–28	1,500	1,564
4.150%, 1–24–29	1,500	1,762
2.572%, 2–11–31	600	627
5.013%, 4–4–51	850	1,155
Westpac Banking Corp.,		
2.000%, 8–19–21	4,000	4,061
		74,466
Financial Exchanges & Data – 0.4%		
Intercontinental Exchange, Inc.,		
2.650%, 9–15–40	3,525	3,524
Insurance Brokers – 1.8%		
Brown & Brown, Inc.:		
4.200%, 9–15–24	3,625	4,000
4.500%, 3–15–29	700	798
2.375%, 3–15–31	1,300	1,312
Marsh & McLennan Cos., Inc.,		
3.500%, 12–29–20	4,000	4,030
Willis North America, Inc.,		
2.950%, 9–15–29	4,910	5,306
		15,446
Investment Banking & Brokerage – 4.2%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12–10–20	1,500	1,508
Investment Banking & Brokerage (Continued)		
Daiwa Securities Group, Inc.,		
3.129%, 4–19–22 (A)	$4,000	$ 4,132
Goldman Sachs Group, Inc. (The):		
2.350%, 11–15–21	3,000	3,007
2.905%, 7–24–23	1,000	1,037
4.250%, 10–21–25	2,500	2,840
3.500%, 11–16–26	1,000	1,105
4.017%, 10–31–38	5,800	6,755
Morgan Stanley:		
4.875%, 11–1–22	6,167	6,667
5.000%, 11–24–25	2,850	3,343
3.875%, 1–27–26	4,150	4,730
3.971%, 7–22–38	1,200	1,420
		36,544
Life & Health Insurance – 2.4%		
Aflac, Inc.,		
4.750%, 1–15–49	2,750	3,539
Metropolitan Life Insurance Co.,		
3.450%, 10–9–21 (A)	2,000	2,062
New York Life Global Funding:		
2.300%, 6–10–22 (A)	3,000	3,097
2.900%, 1–17–24 (A)	1,500	1,607
2.350%, 7–14–26 (A)	3,000	3,231
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9–30–47 (A)	3,000	3,382
Principal Life Global Funding II,		
3.000%, 4–18–26 (A)	4,000	4,433
		21,351
Other Diversified Financial Services – 3.1%		
Citigroup, Inc.:		
3.500%, 5–15–23	1,390	1,482
3.875%, 3–26–25	2,948	3,243
3.520%, 10–27–28	3,250	3,611
2.666%, 1–29–31	2,575	2,709
4.412%, 3–31–31	1,700	2,039
4.700%, 7–30–68	1,150	1,111
5.000%, 3–12–69	2,000	1,990
JPMorgan Chase & Co.:		
3.220%, 3–1–25	5,000	5,374
4.000%, 10–1–68	2,100	1,984
5.000%, 2–1–69	3,500	3,494
		27,037
Regional Banks – 1.5%		
First Republic Bank,		
2.500%, 6–6–22	5,000	5,156
PNC Financial Services Group, Inc. (The),		
2.600%, 7–23–26	3,125	3,411
SunTrust Banks, Inc.,		
3.200%, 4–1–24	4,500	4,880
		13,447
Reinsurance – 0.4%		
Reinsurance Group of America, Inc.,		
3.900%, 5–15–29	2,800	3,195
Specialized Finance – 0.7%		
Air Lease Corp.:		
2.875%, 1–15–26	$ 490	$ 482
3.000%, 2–1–30	1,425	1,326
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
4.420%, 6–15–21 (A)	500	512
Fidelity National Financial, Inc.:		
5.500%, 9–1–22	1,000	1,085
3.400%, 6–15–30	2,650	2,846
		6,251
Total Financials – 27.0%		236,831
Health Care		
Biotechnology – 0.5%		
Amgen, Inc.,		
4.950%, 10–1–41	3,000	3,962
Health Care Distributors – 0.3%		
McKesson Corp.,		
3.650%, 11–30–20	2,500	2,514
Health Care Equipment – 1.0%		
Becton Dickinson & Co.,		
2.894%, 6–6–22	3,050	3,156
Boston Scientific Corp.,		
4.550%, 3–1–39	3,125	3,907
Zimmer Biomet Holdings, Inc.,		
5.750%, 11–30–39	1,025	1,364
		8,427
Health Care Facilities – 0.7%		
HCA, Inc. (GTD by HCA Holdings, Inc.),		
4.750%, 5–1–23	3,465	3,780
Universal Health Services, Inc.,		
2.650%, 10–15–30 (A)	2,575	2,563
		6,343
Health Care Services – 0.7%		
Cigna Corp.,		
3.400%, 9–17–21	4,500	4,631
CVS Caremark Corp.,		
3.875%, 7–20–25	1,724	1,944
		6,575
Health Care Supplies – 0.9%		
Abbott Laboratories,		
4.750%, 11–30–36	1,435	1,918
Dentsply Sirona, Inc.,		
3.250%, 6–1–30	3,675	3,993
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9–23–21	1,638	1,667
		7,578
Managed Health Care – 0.9%		
Humana, Inc.,		
2.900%, 12–15–22	2,000	2,092

SCHEDULE OF INVESTMENTS IVY CORPORATE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Managed Health Care (Continued)		
UnitedHealth Group, Inc.:		
3.500%, 2–15–24	$3,500	$ 3,844
2.750%, 5–15–40	2,020	2,121
		8,057
Pharmaceutials – 0.2%		
Royalty Pharma plc (GTD by Royalty Pharma Holdings Ltd.):		
2.200%, 9–2–30 (A)	1,000	994
3.300%, 9–2–40 (A)	1,000	980
		1,974
Pharmaceuticals – 1.6%		
Bayer U.S. Finance LLC,		
3.000%, 10–8–21 (A)	500	513
Bristol-Myers Squibb Co.,		
2.900%, 7–26–24	2,437	2,641
Elanco Animal Health, Inc.:		
4.912%, 8–27–21 (B)	2,250	2,309
5.022%, 8–28–23 (B)	2,250	2,410
Merck & Co., Inc.,		
2.350%, 6–24–40	1,750	1,776
Novartis Capital Corp. (GTD by Novartis AG),		
2.750%, 8–14–50	2,642	2,830
Zoetis, Inc.,		
4.700%, 2–1–43	1,439	1,891
		14,370
Total Health Care – 6.8%		59,800
Industrials		
Aerospace & Defense – 2.4%		
BAE Systems Holdings, Inc.,		
3.850%, 12–15–25 (A)	2,300	2,596
Boeing Co. (The):		
1.650%, 10–30–20 (D)	2,500	2,501
2.950%, 2–1–30	2,500	2,418
3.750%, 2–1–50	5,125	4,689
Harris Corp.,		
5.054%, 4–27–45	1,591	2,156
Raytheon Technologies Corp.,		
3.125%, 7–1–50	1,545	1,649
Rockwell Collins, Inc.,		
2.800%, 3–15–22 (A)	3,500	3,608
Spirit AeroSystems, Inc. (GTD by Spirit AeroSystems Holdings, Inc.),		
4.600%, 6–15–28	1,067	876
United Technologies Corp.,		
4.625%, 11–16–48	600	780
		21,273
Agricultural & Farm Machinery – 0.3%		
CNH Industrial Capital LLC (GTD by CNH Industrial Capital America LLC and New Holland Credit Co. LLC),		
1.950%, 7–2–23	2,550	2,591

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 0.5%		
Aviation Capital Group Corp.,		
2.875%, 1–20–22 (A)	$2,000	$ 1,985
Sydney Airport Finance,		
3.625%, 4–28–26 (A)	2,000	2,161
		4,146
Building Products – 0.3%		
Lennox International, Inc.,		
1.350%, 8–1–25	2,500	2,518
Diversified Support Services – 0.2%		
Genpact Luxembourg S.a.r.l. (GTD by Genpact Ltd.),		
3.375%, 12–1–24	2,000	2,094
Environmental & Facilities Services – 0.8%		
Republic Services, Inc.,		
3.050%, 3–1–50	3,200	3,352
Waste Connections, Inc.,		
3.500%, 5–1–29	3,300	3,755
		7,107
Industrial Machinery – 0.5%		
IDEX Corp.,		
3.000%, 5–1–30	2,120	2,332
Roper Technologies, Inc.,		
2.000%, 6–30–30	2,075	2,115
		4,447
Railroads – 1.0%		
Burlington Northern Santa Fe LLC,		
4.550%, 9–1–44	2,000	2,599
Kansas City Southern,		
4.300%, 5–15–43	2,525	2,663
Union Pacific Corp.,		
3.550%, 8–15–39	3,125	3,570
		8,832
Research & Consulting Services – 1.0%		
CoStar Group, Inc.,		
2.800%, 7–15–30 (A)	2,650	2,744
IHS Markit Ltd.,		
5.000%, 11–1–22 (A)	2,550	2,737
RELX Capital, Inc. (GTD by RELX plc),		
4.000%, 3–18–29	1,202	1,413
Verisk Analytics, Inc.,		
3.625%, 5–15–50	1,500	1,706
		8,600
Total Industrials – 7.0%		61,608
Information Technology		
Application Software – 1.7%		
Adobe, Inc.,		
2.300%, 2–1–30	1,505	1,623
Autodesk, Inc.,		
2.850%, 1–15–30	4,616	5,077
Infor, Inc.,		
1.750%, 7–15–25 (A)	4,875	5,023

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Application Software (Continued)		
NXP B.V. and NXP Funding LLC,		
4.625%, 6–1–23 (A)	$3,328	$ 3,644
		15,367
Communications Equipment – 0.2%		
Motorola Solutions, Inc.,		
5.500%, 9–1–44	1,800	2,082
Data Processing & Outsourced Services – 1.8%		
Global Payments, Inc.,		
2.650%, 2–15–25	4,195	4,451
PayPal Holdings, Inc.:		
2.650%, 10–1–26	3,662	3,995
2.300%, 6–1–30	1,400	1,477
Visa, Inc.,		
2.700%, 4–15–40	5,065	5,468
		15,391
Electronic Components – 0.5%		
Amphenol Corp.,		
2.050%, 3–1–25	1,040	1,090
Maxim Integrated Products, Inc.,		
3.450%, 6–15–27	2,620	2,919
		4,009
IT Consulting & Other Services – 0.2%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.):		
2.950%, 5–15–23 (A)	680	715
4.375%, 5–15–30 (A)	725	848
		1,563
Semiconductor Equipment – 0.4%		
Lam Research Corp.:		
3.750%, 3–15–26	2,325	2,667
2.875%, 6–15–50	585	604
		3,271
Semiconductors – 3.6%		
Broadcom, Inc.,		
5.000%, 4–15–30	2,750	3,244
Intel Corp.,		
4.100%, 5–19–46	6,000	7,473
Microchip Technology, Inc.,		
3.922%, 6–1–21	4,165	4,255
QUALCOMM, Inc.,		
4.300%, 5–20–47	3,000	3,845
Taiwan Semiconductor Manufacturing Co. Ltd.,		
1.375%, 9–28–30 (A)	3,500	3,434
Texas Instruments, Inc.:		
3.875%, 3–15–39	4,500	5,555
4.150%, 5–15–48	600	783
Xilinx, Inc.,		
2.375%, 6–1–30	2,875	3,025
		31,614
Systems Software – 0.7%		
Microsoft Corp.,		
3.450%, 8–8–36	2,750	3,326

IVY CORPORATE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Systems Software (Continued)		
ServiceNow, Inc., 1.400%, 9–1–30	$2,950	$ 2,867
		6,193
Technology Hardware, Storage & Peripherals – 1.5%		
Apple, Inc.:		
2.400%, 5–3–23	500	526
4.500%, 2–23–36	3,000	4,007
3.850%, 5–4–43	1,150	1,432
3.850%, 8–4–46	3,450	4,307
2.950%, 9–11–49	1,275	1,394
Seagate HDD Cayman (GTD by Seagate Technology plc), 5.750%, 12–1–34	1,342	1,524
		13,190
Total Information Technology – 10.6%		92,680
Materials		
Construction Materials – 0.1%		
Vulcan Materials Co., 3.900%, 4–1–27	575	652
Diversified Chemicals – 0.3%		
DowDuPont, Inc., 4.205%, 11–15–23	1,950	2,143
Fertilizers & Agricultural Chemicals – 0.3%		
Mosaic Co. (The), 4.250%, 11–15–23	600	651
Nutrien Ltd., 4.125%, 3–15–35	1,974	2,291
		2,942
Metal & Glass Containers – 0.1%		
Colonial Enterprises, Inc., 3.250%, 5–15–30 (A)	1,020	1,144
Specialty Chemicals – 0.6%		
Ecolab, Inc., 4.800%, 3–24–30	1,150	1,462
Methanex Corp., 5.250%, 3–1–22	3,500	3,707
		5,169
Total Materials – 1.4%		12,050
Real Estate		
Health Care REITs – 0.2%		
Healthpeak Properties, Inc., 2.875%, 1–15–31	1,475	1,561
Industrial REITs – 0.7%		
Aircastle Ltd., 5.500%, 2–15–22	4,909	5,019
Avolon Holdings Funding Ltd., 3.250%, 2–15–27 (A)	1,500	1,338
		6,357

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs – 1.4%		
American Tower Corp., 3.070%, 3–15–23 (A)	$3,000	$ 3,061
American Tower Trust I, 3.652%, 3–23–28 (A)	2,000	2,169
Crown Castle International Corp., 5.250%, 1–15–23	844	927
CubeSmart L.P. (GTD by CubeSmart), 4.375%, 2–15–29	2,485	2,914
Life Storage L.P. (GTD by Life Storage, Inc.), 2.200%, 10–15–30	575	574
Public Storage, Inc., 3.385%, 5–1–29	2,460	2,835
		12,480
Total Real Estate – 2.3%		20,398
Utilities		
Electric Utilities – 3.0%		
Appalachian Power Co., Series W, 4.450%, 6–1–45	1,000	1,222
CenterPoint Energy, Inc., 2.950%, 3–1–30	3,250	3,559
Commonwealth Edison Co., 3.650%, 6–15–46	2,500	2,945
Duke Energy Indiana LLC, 3.750%, 5–15–46	1,000	1,168
Entergy Corp.:		
0.900%, 9–15–25	1,700	1,698
3.750%, 6–15–50	1,800	2,046
MidAmerican Energy Co., 3.950%, 8–1–47	1,000	1,252
National Rural Utilities Cooperative Finance Corp., 4.400%, 11–1–48	3,000	3,925
Southern California Edison Co., 4.125%, 3–1–48	2,475	2,705
Virginia Electric and Power Co., Series B, 4.600%, 12–1–48	1,850	2,520
Wisconsin Electric Power Co.:		
4.250%, 6–1–44	750	889
4.300%, 10–15–48	1,750	2,229
		26,158
Gas Utilities – 0.3%		
Southern California Gas Co., 4.300%, 1–15–49	2,500	3,178
Independent Power Producers & Energy Traders – 0.5%		
Black Hills Corp., 4.350%, 5–1–33	3,750	4,503
Multi-Utilities – 0.8%		
Baltimore Gas and Electric Co., 4.250%, 9–15–48	2,500	3,171
Berkshire Hathaway Energy Co., 2.800%, 1–15–23	150	158

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Dominion Energy, Inc., 4.600%, 3–15–49	$1,800	$ 2,399
Dominion Resources, Inc., 2.750%, 1–15–22	1,000	1,025
		6,753
Water Utilities – 0.5%		
American Water Capital Corp., 4.150%, 6–1–49	3,500	4,386
Total Utilities – 5.1%		44,978
TOTAL CORPORATE DEBT SECURITIES – 90.9%		$798,336
(Cost: $748,622)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 0.2%		
MASTR Adjustable Rate Mortgages Trust, Series 2005-1, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 3.365%, 3–25–35 (C)	1,977	1,567
TOTAL MORTGAGE-BACKED SECURITIES – 0.2%		$ 1,567
(Cost: $1,968)		
MUNICIPAL BONDS – TAXABLE		
New York – 0.9%		
NYC GO Bonds, Fiscal 2017 Ser A-2, 2.460%, 8–1–26	3,000	3,204
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (A)	3,237	4,461
		7,665
Ohio – 0.8%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12–1–46	5,500	6,931
TOTAL MUNICIPAL BONDS – TAXABLE – 1.7%		$ 14,596
(Cost: $11,754)		
OTHER GOVERNMENT SECURITIES (E)		
Canada – 1.4%		
Province de Quebec, 7.140%, 2–27–26	9,365	12,168
TOTAL OTHER GOVERNMENT SECURITIES – 1.4%		$ 12,168
(Cost: $9,498)		

IVY CORPORATE BOND FUND *(in thousands)*

LOANS (C)	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.0%		
Northwest Fiber LLC (ICE LIBOR plus 550 bps), 5.656%, 5–1–27	$ 2	$ 2
Total Communication Services – 0.0%		2
TOTAL LOANS – 0.0%		$ 2
(Cost: $2)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.0%		
U.S. Treasury Bonds, 3.000%, 11–15–44	210	280
U.S. Treasury Notes, 2.000%, 8–15–25	19	20
		300
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.0%		$300
(Cost: $248)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (G) – 3.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (F)	3,358	$ 3,358
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	26,740	26,740
		30,098
TOTAL SHORT-TERM SECURITIES – 3.4%		$ 30,098
(Cost: $30,098)		
TOTAL INVESTMENT SECURITIES – 99.8%		$876,213
(Cost: $822,247)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,442
NET ASSETS – 100.0%		$877,655

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $171,330 or 19.5% of net assets.

(B)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(C)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(D)All or a portion of securities with an aggregate value of $5,198 are on loan.

(E)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F)Investment made with cash collateral received from securities on loan.

(G)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 19,146	$—
Corporate Debt Securities	—	798,336	—
Mortgage-Backed Securities	—	1,567	—
Municipal Bonds	—	14,596	—
Other Government Securities	—	12,168	—
Loans	—	2	—
United States Government Obligations	—	300	—
Short-Term Securities	30,098	—	—
Total	$30,098	$ 846,115	$—

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Below, Mark G. Beischel, CFA, Susan K. Regan and Ben Esty, co-portfolio managers of the Ivy Crossover Credit Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Beischel has managed the Fund since April 2018 and has 27 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 33 years of industry experience. Mr. Esty has managed the Fund since July 2018 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy Crossover Credit Fund (Class A shares at net asset value)	10.18%
Ivy Crossover Credit Fund (Class A shares including sales charges)	3.86%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Corporate Bond Index (generally reflects the performance of securities representing the U.S. credit market)	7.90%
Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.25%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Market review

The past fiscal year witnessed a historic level of volatility driven primarily by the COVID-19 pandemic. U.S. Treasury yields declined dramatically, hitting record lows during the fiscal year. The 10-year U.S. Treasury yield started at 1.66%, declining nearly 100 basis points (bps) to 0.68% by the end of the fiscal year. Remarkably, risk assets faired quite well for the past year despite the pandemic, with unprecedented monetary and fiscal stimulus resulting in the S&P 500 Index rising by almost 15% for the past fiscal year. Credit spreads in investment grade underperformed equities with the spread on the Fund's benchmark, the Bloomberg Barclays U.S. Corporate Index, widening from 115 bps to 136 bps during the year. This was more than offset by the move in U.S. Treasuries resulting in a total return of 7.9% for investment grade credit. High yield, as measured by the Bloomberg Barclays U.S. Corporate High Yield Index, posted a 3.25% return for the year, mainly due to the moves in U.S. Treasury rates and coupon income, while the spread on index widened from 373 bps to 517 bps in the period.

Multiple macroeconomic data points hit record lows as the pandemic-driven shutdown unfolded, although many measures have staged significant recoveries with the gradual reopening and monetary and fiscal stimuli. The Institute for Supply Management (ISM) manufacturing index rose during the period from 47.8 to 55.4, ending in expansion territory after hitting 41.5 in April, a level not seen since the 2008-2009 financial crisis. Given the nature of the economic shutdown, services bottomed in April at 41.8, but saw an overall increase during the year from 53.5 to 57.8. Payroll growth averaged 145,000, down marginally from 150,000 the prior year, but the unemployment rate rose from 3.6% to 8.8% during the period. Oddly, for a recession of this magnitude, personal income spiked considerably in the year rising from $18.6 trillion to $19.5 trillion — it hit a high of $21 trillion in April due to the fiscal stimulus. A considerable amount of this was saved, which caused consumption to decline from $14.7 trillion to $14.4 trillion in the period.

The pandemic caused the Federal Reserve (Fed) to respond aggressively. The Fed cut rates three times in the fiscal year, once in October 2019, and twice in March 2020 resulting in the federal funds rate going from 1.75-2.00% to 0-0.25%. In addition to slashing rates, the Fed announced several market and economic support measures in conjunction with the U.S. Treasury. Most important for the corporate credit markets was the Fed's decision to begin purchasing investment grade bonds, and to a lesser extent, high yield bonds for the first time ever. The announcement had a pronounced effect on credit asset prices and reopened capital markets, which led to record investment-grade issuance and high yield issuance hitting multi-year highs.

Fundamentals in the investment grade space continued to deteriorate with leverage rising to 3.3-times in second quarter of calendar year 2020, up from 3.0-times a year earlier. The pandemic is likely to result in deteriorating leverage trends in the future with leading forecasters predicting investment grade leverage to rise to 3.6 by the end of calendar year 2020, a record for the market. In the second quarter of calendar year 2020, earnings before interest, taxes, depreciation and amortization (EBITDA), declined nearly 5% year over year, while debt grew nearly 10% year over year, which drove most of the leverage increase. One positive fundamental change this fiscal year was that cash paid to shareholders was down 19% year over year. However, it remains to be seen if that trend reverses after companies become more comfortable with their outlooks and possibly resume dividends and/or share repurchases. Additionally, duration for the investment grade market, Bloomberg

Barclays U.S. Corporate Bond Index, increased in the past year from 7.7 years to 8.6 years during the fiscal year and has risen around three years from the level of 20 years ago. Lengthening duration magnifies price movement based on interest rates, as well as spread changes, so we believe the risk of the market has increased.

High yield fundamentals deteriorated in the second quarter of calendar year 2020, as median leverage rose to 5.1-times from 4.5-times in the second quarter of calendar year 2019. Median leverage in the highest leveraged quartile of high yield rose dramatically to 13.5-times from 6.5-times during the same period in calendar year 2019. This suggested a materially higher-than-average default rate going forward and helped explained the underperformance of lower quality credit within high yield.

Despite the negatives of increasing leverage and duration, the favorable technical backdrop has been supportive. Supply, flows and negative yields globally have been powerful forces, offsetting weakening fundamentals and keeping spreads from widening further. Issuance in calendar year 2020 is already at a record with one quarter to go. After turning sharply negative in the spring of 2020, fund flows into investment grade have been exceptionally strong. Through fiscal year end, inflows in 2020 were approximately $174 billion, or more than 5% of the aggregate fund assets in the asset class. Lastly, relative yields in the U.S. investment grade credit market remain attractive versus the $15.5 trillion in negative yielding global debt.

Through fiscal year end, inflows in 2020 for high yield were $38 billion, or more than 11% of the aggregate fund assets in the asset class. Like investment grade, high yield witnessed a significant increase in issuance as companies sought to shore up balance sheets. This has led to issuance of $324 billion in 2020 through fiscal year end, which is higher than all other years besides 2012, and has already surpassed the $263 billion of issuance for the entirety of 2019. Net of redemptions, issuance of $123 billion through the first nine months of calendar year 2020 is higher than last year.

Performance and positioning

The Fund had a positive return for the fiscal period and outperformed its Morningstar peer group average and benchmark. The Fund's short duration position relative to the benchmark was a modest detractor from performance, however that was more than offset by the Fund's credit spread contribution. Most of the Fund's positive credit spread attribution was derived from selection, driven by consumer cyclical sector, while the financial sector was the largest detractor. By rating category, much of the positive credit spread attribution was derived from credit selection in BBB, while A rated credits were the largest detractors.

Coming into this fiscal year the Fund was well positioned with a conservative risk profile, relative to its opportunity set, which allowed us to take advantage of the pandemic-driven sell off during the year. Our nimble size allowed us to take ample incremental risk in the spring of 2020 when the market became dislocated. This was even though the Fed's actions resulted in a historically short credit cycle in terms of price action. We have since reduced most of that incremental risk and are again conservatively positioned. We continue to believe that negative fundamentals will likely result in more frequent periods of volatility as technicals are fleeting and subject to rapid shifts.

During the fiscal year, the Fund's risk relative to the benchmark increased slightly, while duration relative to the benchmark decreased and remains modestly under benchmark duration. The largest increases in sector weightings were in communications and technology, while industrial and consumer non-cyclical sectors were the largest decreases. The Fund increased its exposure primarily to the A ratings categories, at the expense of BBB rated credit.

Outlook

After an extremely volatile year, the investment-grade market stabilized in the third quarter of the calendar year with index spreads trading in a relatively narrow 24 bps range. We believe the Fed's actions have suppressed volatility and provided material support for risk assets. This support for risk is unlikely to go away anytime soon, however one must balance it with the risks and fundamentals. The future continues to have numerous material risks that will likely impact markets going forward. We are in a pandemic, have a weak economy, and the upcoming U.S. Presidential election presents risks to the markets broadly as well as individual sectors. We've already started to see substantial hedging across asset classes ahead of the U.S. election cycle, the impact of which is considerably larger than the normal election hedging.

Investment-grade fundamentals continue to be extremely weak, with leverage remaining at record highs and duration in the market being near a record high. However, credit spreads sit at 128 basis points for investment grade, well below their 20-year average of 146 bps. The reason for this disconnect between the fundamentals and valuations is the favorable technical picture and the search for yield driven by the Fed's actions. The technical backdrop continued to be favorable as historically high investment-grade supply was offset by fund inflows and substantial foreign demand. However, towards the end of the quarter we saw a weakening of fund inflows, which remained positive. We believe that supply going forward is likely to be supportive. In aggregate, companies issued more than enough debt to shore up liquidity in the pandemic and subsequently refinanced a great deal of debt, which coupled with low levels of mergers and acquisitions, suggests low issuance in the fourth quarter and beyond.

Like investment grade, high yield spreads of 517 bps are below the 20-year average of 548 bps. Fundamentals are also poor with default rates at 5.8% versus the long-term average of 3.4%. It is also concerning that recovery rates sit at historic lows, hitting just over 15% in the prior 12 months, lower than any year in the past 30 years and below the 25-year average of 40% and the trend began before the pandemic. While we think there are and will continue to be interesting opportunities in high yield, we favor investment grade. We maintain a very selective view in our high yield exposure going forward given the default and recovery rate dynamics, valuations and the fact that much of the higher rated parts of high yield trade above their call prices.

Going forward, we believe record leverage and near-record duration, along with the myriad of risk factors in the future, is likely to lead to more frequent periods of volatility and prevent spreads from rallying materially in the coming quarter and beyond. While the technical picture remains favorable, we think it is fleeting and that the weak fundamentals are likely to persist for years. Our current conservative positioning is designed to allow us to opportunistically take incremental risk into these periods to capitalize on the volatility as it presents itself.

We believe that credit selection continues to be paramount and we continue to find ample mispriced credit situations to take advantage of as the pandemic continues to drive vastly different results from companies across the corporate credit universe. As always, our team is continually focused on assessing the rapidly changing landscape to ensure our positioning optimizes the risk and reward for our investors.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Crossover Credit Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	94.8%
Corporate Debt Securities	92.7%
Asset-Backed Securities	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Quality Weightings

Investment Grade	88.3%
AA	0.5%
A	12.3%
BBB	75.5%
Non-Investment Grade	6.5%
BB	5.0%
B	0.9%
CCC	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Crossover Credit Fund, Class A Shares(1) $11,847
Bloomberg Barclays U.S. Corporate Bond Index $12,519
$20,000
$15,000
$10,000
$5,000
$0
4-3 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class I	Class N	Class Y
1-year period ended 9-30-20	3.86%	10.46%	10.46%	10.18%
5-year period ended 9-30-20	—	—	—	—
10-year period ended 9-30-20	—	—	—	—
Since Inception of Class through 9-30-20(4)	4.97%	7.03%	7.03%	6.77%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-3-17 for Class A shares, 4-3-17 for Class I shares, 4-3-17 for Class N shares and 4-3-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY CROSSOVER CREDIT FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust, 3.500%, 5–26–22	$1,254	$1,266
TOTAL ASSET-BACKED SECURITIES – 2.1%		$1,266
(Cost: $1,275)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Advertising – 0.9%		
Lamar Media Corp., 4.875%, 1–15–29 (A)	500	520
Alternative Carriers – 2.2%		
Bell Canada (GTD by BCE, Inc.), 4.300%, 7–29–49	1,079	1,324
Cable & Satellite – 2.8%		
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 4.500%, 2–1–24	1,000	1,109
Viacom, Inc., 4.750%, 5–15–25	500	573
		1,682
Integrated Telecommunication Services – 2.0%		
AT&T, Inc.:		
3.300%, 2–1–52	500	465
3.550%, 9–15–55 (A)	250	239
AT&T, Inc. (3-Month U.S. LIBOR plus 118 bps), 1.429%, 6–12–24 (B)	500	509
		1,213
Publishing – 1.1%		
Thomson Reuters Corp., 5.850%, 4–15–40	500	670
Wireless Telecommunication Service – 2.3%		
T-Mobile USA, Inc.:		
3.500%, 4–15–25 (A)	750	823
4.375%, 4–15–40 (A)	500	586
		1,409
Total Communication Services – 11.3%		6,818
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.6%		
PVH Corp., 4.625%, 7–10–25 (A)	500	521
Ralph Lauren Corp., 2.950%, 6–15–30	1,000	1,044
		1,565
Automotive Retail – 1.0%		
AutoNation, Inc., 4.750%, 6–1–30	500	592
Homebuilding – 2.2%		
NVR, Inc., 3.000%, 5–15–30	$1,250	$ 1,349
Internet & Direct Marketing Retail – 2.9%		
Booking Holdings, Inc., 4.625%, 4–13–30	1,000	1,195
Expedia Group, Inc.:		
6.250%, 5–1–25 (A)	425	468
7.000%, 5–1–25 (A)	72	78
		1,741
Restaurants – 1.7%		
Darden Restaurants, Inc., 4.550%, 2–15–48	1,000	993
Total Consumer Discretionary – 10.4%		6,240
Consumer Staples		
Brewers – 2.0%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB), 4.700%, 2–1–36	1,000	1,206
Food Distributors – 1.7%		
Sysco Corp., 6.600%, 4–1–40	750	1,010
Food Retail – 1.8%		
Alimentation Couche-Tard, Inc., 2.950%, 1–25–30 (A)	1,000	1,077
Packaged Foods & Meats – 1.2%		
Smithfield Foods, Inc., 2.650%, 10–3–21 (A)	750	755
Tobacco – 3.1%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 2.850%, 8–9–22	750	781
Imperial Brands Finance plc, 3.125%, 7–26–24 (A)	1,000	1,057
		1,838
Total Consumer Staples – 9.8%		5,886
Energy		
Integrated Oil & Gas – 0.9%		
National Fuel Gas Co., 5.500%, 1–15–26	500	546
Oil & Gas Exploration & Production – 1.8%		
Canadian Natural Resources Ltd., 3.850%, 6–1–27	500	538
EQT Corp.:		
3.000%, 10–1–22 (C)	250	245
7.875%, 2–1–25 (D)	250	277
		1,060
Oil & Gas Refining & Marketing – 0.8%		
Valero Energy Corp., 1.200%, 3–15–24	$ 500	$ 498
Oil & Gas Storage & Transportation – 7.1%		
Boardwalk Pipelines L.P. (GTD by Boardwalk Pipeline Partners L.P.), 4.450%, 7–15–27	500	538
Cheniere Corpus Christi Holdings LLC, 7.000%, 6–30–24	500	576
EQT Midstream Partners L.P., 4.750%, 7–15–23	500	499
Midwest Connector Capital Co. LLC, 4.625%, 4–1–29 (A)	750	758
Sabine Pass Liquefaction LLC, 4.200%, 3–15–28	500	542
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 4.000%, 10–1–27	500	511
Williams Partners L.P., 4.850%, 3–1–48	750	842
		4,266
Total Energy – 10.6%		6,370
Financials		
Asset Management & Custody Banks – 6.8%		
Apollo Management Holdings L.P., 2.650%, 6–5–30 (A)	1,250	1,251
Blackstone Holdings Finance Co. LLC, 3.500%, 9–10–49 (A)	500	546
Brookfield Finance LLC (GTD by Brookfield Asset Management, Inc.), 3.450%, 4–15–50	500	491
KKR Group Finance Co. VIII LLC (GTD by KKR & Co., Inc. and KKR Group Partnership L.P.), 3.500%, 8–25–50 (A)	1,000	1,017
Owl Rock Capital Corp.:		
5.250%, 4–15–24	450	467
4.000%, 3–30–25	300	302
		4,074
Consumer Finance – 0.8%		
Ford Motor Credit Co. LLC, 3.336%, 3–18–21	500	500
Financial Exchanges & Data – 1.2%		
Intercontinental Exchange, Inc., 2.650%, 9–15–40	750	750
Insurance Brokers – 4.1%		
Brown & Brown, Inc.:		
4.200%, 9–15–24	500	552
4.500%, 3–15–29	250	285
2.375%, 3–15–31	250	252

SCHEDULE OF INVESTMENTS IVY CROSSOVER CREDIT FUND (in thousands)

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Insurance Brokers (Continued)		
Willis North America, Inc.,		
2.950%, 9–15–29	$1,250	$ 1,351
		2,440
Other Diversified Financial Services – 2.9%		
Citigroup, Inc.:		
2.666%, 1–29–31	500	526
5.000%, 3–12–69	500	498
JPMorgan Chase & Co.:		
4.000%, 10–1–68	250	236
5.000%, 2–1–69	500	499
		1,759
Reinsurance – 1.4%		
Reinsurance Group of America, Inc.,		
3.900%, 5–15–29	750	856
Specialized Finance – 2.8%		
Air Lease Corp.:		
2.875%, 1–15–26	120	118
3.000%, 2–1–30	500	465
Fidelity National Financial, Inc.:		
5.500%, 9–1–22	250	271
3.400%, 6–15–30	750	806
		1,660
Total Financials – 20.0%		12,039
Health Care		
Health Care Equipment – 0.6%		
Zimmer Biomet Holdings, Inc.,		
5.750%, 11–30–39	250	333
Health Care Facilities – 2.6%		
HCA, Inc. (GTD by HCA Holdings, Inc.),		
4.750%, 5–1–23	1,000	1,091
Universal Health Services, Inc.,		
2.650%, 10–15–30 (A)	500	498
		1,589
Health Care Supplies – 1.8%		
Dentsply Sirona, Inc.,		
3.250%, 6–1–30	1,000	1,086
Pharmaceutials – 1.2%		
Royalty Pharma plc (GTD by Royalty Pharma Holdings Ltd.):		
2.200%, 9–2–30 (A)	250	248
3.300%, 9–2–40 (A)	500	490
		738
Pharmaceuticals – 1.8%		
Elanco Animal Health, Inc.:		
4.912%, 8–27–21 (D)	500	513
5.022%, 8–28–23 (D)	500	536
		1,049
Total Health Care – 8.0%		4,795

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 2.1%		
Boeing Co. (The):		
2.950%, 2–1–30	$ 500	$ 484
3.750%, 2–1–50	500	457
Spirit AeroSystems, Inc. (GTD by Spirit AeroSystems Holdings, Inc.),		
4.600%, 6–15–28	440	361
		1,302
Diversified Support Services – 0.9%		
Genpact Luxembourg S.a.r.l. (GTD by Genpact Ltd.),		
3.375%, 12–1–24	500	524
Industrial Machinery – 1.7%		
Roper Technologies, Inc.,		
2.000%, 6–30–30	1,000	1,019
Railroads – 1.7%		
Kansas City Southern:		
4.300%, 5–15–43	500	527
3.500%, 5–1–50	500	517
		1,044
Research & Consulting Services – 2.7%		
CoStar Group, Inc.,		
2.800%, 7–15–30 (A)	1,000	1,035
Verisk Analytics, Inc.,		
3.625%, 5–15–50	500	569
		1,604
Total Industrials – 9.1%		5,493
Information Technology		
Application Software – 1.9%		
NXP B.V. and NXP Funding LLC,		
4.625%, 6–1–23 (A)	1,037	1,136
Communications Equipment – 1.9%		
Motorola Solutions, Inc.,		
5.500%, 9–1–44	1,000	1,157
IT Consulting & Other Services – 1.8%		
Leidos, Inc. (GTD by Leidos Holdings, Inc.):		
2.950%, 5–15–23 (A)	500	525
4.375%, 5–15–30 (A)	500	585
		1,110
Semiconductors – 3.7%		
Broadcom, Inc.,		
5.000%, 4–15–30	750	885
Xilinx, Inc.,		
2.375%, 6–1–30	1,250	1,315
		2,200

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Hardware, Storage & Peripherals – 0.9%		
Seagate HDD Cayman (GTD by Seagate Technology plc),		
5.750%, 12–1–34	$ 500	$ 568
Total Information Technology – 10.2%		6,171
Real Estate		
Health Care REITs – 0.9%		
Healthpeak Properties, Inc.,		
2.875%, 1–15–31	500	529
Industrial REITs – 0.7%		
Avolon Holdings Funding Ltd.,		
3.250%, 2–15–27 (A)	500	446
Specialized REITs – 1.7%		
Life Storage L.P. (GTD by Life Storage, Inc.),		
2.200%, 10–15–30	1,000	998
Total Real Estate – 3.3%		1,973
TOTAL CORPORATE DEBT SECURITIES – 92.7%		$55,785
(Cost: $54,246)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (E) – 3.2%		
State Street Institutional U.S. Government Money Market Fund – Premier Class,		
0.030%	1,904	1,904
TOTAL SHORT-TERM SECURITIES – 3.2%		$ 1,904
(Cost: $1,904)		
TOTAL INVESTMENT SECURITIES – 98.0%		$58,955
(Cost: $57,425)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (F) – 2.0%		1,202
NET ASSETS – 100.0%		$ 60,157

SCHEDULE OF INVESTMENTS IVY CROSSOVER CREDIT FUND *(in thousands)*

SEPTEMBER 30, 2020

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $14,659 or 24.4% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(C)All or a portion of securities with an aggregate value of $196 are on loan.

(D)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(E)Rate shown is the annualized 7-day yield at September 30, 2020.

(F)Cash of $65 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2020 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
U.S. 10-Year Treasury Note	Short	42	12–21–20	4,200	$(5,860)	$(15)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 1,266	$ —
Corporate Debt Securities	—	55,785	—
Short-Term Securities	1,904	—	—
Total	$1,904	$57,051	$ —
Liabilities			
Futures Contracts	$ 15	$ —	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Below, Mark G. Beischel, CFA and Susan K. Regan, co-portfolio managers of the Ivy Government Securities Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Beischel has managed the Fund since April 2018 and has 27 years of industry experience. Ms. Regan has managed the Fund since April 2018 and has 33 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy Government Securities Fund (Class A shares at net asset value)	4.75%
Ivy Government Securities Fund (Class A shares including sales charges)	0.26%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index (generally reflects the performance of securities representing the government securities market)	6.55%
Morningstar Intermediate Government Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.47%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Best laid plans…

When the fiscal year began, the U.S. Treasury yield curve was flat and inverted in some maturities. The 10-year U.S. Treasury note yielded 1.67%, just 5 basis points (bps) higher than the 2-year note. The 3-, 5- and 7-year notes were lower yielding than the 1.62% yield on the 2-year note. Additionally, the U.S.-China Phase One trade negotiations dominated the news and the markets. Progress in negotiations led to a "risk on" environment, sending U.S. Treasury prices lower and yields higher, while stalled negotiations had the reverse effect.

The Federal Reserve (Fed) engaged in its third rate cut in the cycle at its October 2019 meeting. Fed Chairman Jerome Powell stated the Fed anticipated being "on hold" through 2020 with the federal funds rate at the (then current) range of 1.50-1.75%.

These best laid plans were upended as the COVID-19 pandemic spread throughout the world. The equity and credit markets became extremely volatile leading to a significant flight-to-quality trade into the U.S. Treasury market. The Fed engaged in an emergency rate cut of 50 bps in early March 2020, and then less than two weeks later, at a second emergency meeting, slashed the rate by 100 bps to its current range of 0-0.25%. Yields sank across maturities on the yield curve.

While the Fed generally prefers to wait and see how the data plays out before taking a measured response, the performance of the credit and equity markets was the only thing needed. The pandemic battle required major programs to help relieve the market stress. The Fed did not hesitate to go "all-in" and came up with several programs aimed at helping financial markets. The Fed began a new round of quantitative easing (QE4), purchasing U.S. Treasuries (including U.S. Treasury Inflation-Indexed Bonds) and agency mortgage-backed securities (MBS). It also began purchasing credit instruments.

Agency MBS had performed well in the first quarter of calendar year 2020 until the COVID-19 crisis. Spreads widened in March as liquidity issues dominated the market. While agency MBS have the implicit guarantee of principal and interest from the federal government, spreads widened over 100 bps until the Fed announced its QE4 program on March 23. This move helped relieve the liquidity problems and spreads tightened 60 bps from their widest levels. The agency MBS market continued to normalize in the second quarter of calendar year 2020 as spreads on agency MBS stabilized in the range of 70-80 bps over the 10-year U.S. Treasury. Pay-ups on specified pools, the extra prices investors pay for collateral selection, recovered back to pre-crisis levels mainly due to liquidity improvement. The increasing prepayment risk caused by declining mortgage rates also contributed to this price recovery.

The third quarter of calendar year 2020 saw continued spread tightening across the agency pass through, agency commercial mortgage-backed security (CMBS) and agency collateral mortgage obligations (CMOs) asset classes. The Fed is expected to continue net purchases of $40 billion per month in agency residential MBS. This is most of the expected net MBS supply through the end of calendar year 2020. We believe the Fed's involvement will continue to be supportive of spreads in the mortgage market.

The Fed's commitment to keeping rates low has anchored the front end of the yield curve at extremely low levels. The 2-year U.S. Treasury note yielded 15 bps at the end of June and was slightly lower at 13 bps at the end of the fiscal year. Similarly, the yield on the 10-year US Treasury rose just 4 bps to 69 bps. The Fed announced at its September 2020 meeting that it is going to focus on the employment portion of its dual mandate. It is willing to allow inflation to overshoot an average of 2% before triggering a rate hike response. In other words, we do not believe there will be rate hikes for a long time.

Performance and positioning

The Fund underperformed both the benchmark and the peer group. The agency MBS in the Fund had similar performance to the securitized bonds in the benchmark. The Fund's agency bullets (debt instruments whose entire principal value is paid in entirety upon maturity) and callable bonds outperformed those in the benchmark. The Fund's underperformance was primarily in the mix of U.S. Treasury securities.

We believe there is potential for continued steepening of the U.S. Treasury yield curve as long-dated yields may creep higher with the additional debt the U.S. government is issuing to battle the pandemic and its economic challenges. While the Fed has committed to keeping short rates low, we believe it will not be able to control the long end of the curve should investors begin demanding higher yields to hold more U.S. Treasury debt. We are shorter duration than the benchmark and underweight the long end of the curve. As a result, the Fund did not participate as fully in the rally in long duration U.S. Treasuries as the benchmark.

We have been focused on purchasing longer duration MBS, primarily agency CMOs with lower premiums and attractive current yield and agency CMBS with good prepayment protection. The Fund ended the fiscal year slightly overweight securitized products relative to the benchmark. We also added agency callable securities as we feel higher yielding securities are likely to outperform in a low volatility rate environment over the next six to twelve months. We sold short-duration U.S. Treasuries to fund these purchases.

Outlook

We believe short-term interest rates will stay near zero for the foreseeable future, and that low inflation will keep a lid on long-term rates. Sizable fiscal packages earlier in the year provided much needed income support for sidelined workers and financial support for businesses facing interruptions in demand and cash flows. However, these packages are not fiscal stimulus that will generate sustained stronger growth in our view. The upcoming U.S. election is shaping up to be more interesting than most. Markets will not only have to contend with the usual uncertainty around the outcome, but also the potential uncertainty around the process and the timeliness of the results. The policy differences between the parties are arguably more stark than usual.

The September unemployment rate was 7.9%, down from the high of 14.7% in April, but much higher than the 3.5% rate in February. We think that there is still a chance for fiscal stimulus, but the U.S. election may make progress difficult in the near term. We will continue to look for opportunities to enhance returns in the Fund as we maneuver through the uncertainty ahead.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Government Securities Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	99.3%
United States Government and Government Agency Obligations	99.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.7%

Quality Weightings

Investment Grade	95.2%
AAA	37.4%
AA	57.8%
Non-Investment Grade	4.1%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.7%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy Government Securities Fund, Class A Shares(1) $11,351
Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index $13,536
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N
1-year period ended 9-30-20	0.26%	-0.38%	3.83%	5.01%	5.13%
5-year period ended 9-30-20	1.50%	1.08%	1.48%	2.66%	—
10-year period ended 9-30-20	1.27%	0.81%	0.85%	2.01%	—
Since Inception of Class through 9-30-20[5]	—	—	—	—	4.01%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 4.25%[(a)]. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class N shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)10-16-17 for Class N shares (the date on which shares were first acquired by shareholders).

The Fund commenced operations on October 16, 2017, in connection with a reorganization (the "Reorganization") in which the Fund acquired all of the assets and liabilities of the Waddell & Reed Advisors Government Securities Fund (the "Predecessor Fund"). Prior to the Reorganization, the Fund was a "shell" fund with no assets and had not commenced operations. As a result of the Reorganization, the Fund has adopted the performance of the Predecessor Fund. Therefore, the returns presented below for the Fund reflect the performance of the Predecessor Fund through October 16, 2017 and the performance of the Fund thereafter.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY GOVERNMENT SECURITIES FUND *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 7.7%		
Federal Farm Credit Bank:		
3.560%, 10–6–32	$5,000	$ 6,304
3.460%, 2–22–33	3,500	4,392
1.800%, 9–10–40	5,000	5,080
Federal Home Loan Bank, 1.550%, 8–24–35	3,750	3,664
Tennessee Valley Authority, 2.875%, 2–1–27	2,500	2,840
U.S. Department of Transportation, 6.001%, 12–7–21 (A)	8,000	8,520
U.S. International Development Finance Corp. (GTD by U.S. Government), 5.142%, 12–15–23	886	963
		31,763
Mortgage-Backed Obligations – 42.6%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.790%, 6–25–22	7,250	7,498
2.615%, 1–25–23	5,000	5,251
5.000%, 5–15–23	338	351
2.896%, 4–25–26	837	890
3.281%, 8–25–27	5,460	6,266
3.600%, 1–25–28	2,872	3,361
3.900%, 4–25–28	4,000	4,791
3.000%, 10–15–36	1,275	1,297
4.000%, 5–15–44	3,979	4,130
3.000%, 6–15–45	3,185	3,437
3.000%, 10–15–45	1,511	1,553
3.000%, 11–15–45	4,054	4,206
3.000%, 4–15–46	1,898	2,041
2.500%, 7–25–49	1,873	1,966
3.000%, 4–15–53	2,218	2,236
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.000%, 10–1–44	1,344	1,464
3.500%, 7–1–49	3,399	3,645
3.500%, 10–1–49	3,304	3,485
3.000%, 11–1–49	9,059	9,636
3.000%, 12–1–49	8,729	9,283
3.000%, 1–1–50	3,768	4,017
3.000%, 2–1–50	3,319	3,529
Federal National Mortgage Association Agency REMIC/CMO:		
2.715%, 2–25–22	3,838	3,916
3.360%, 12–1–22	1,808	1,889
2.390%, 6–1–25	3,824	3,972
3.360%, 7–1–25	2,453	2,712
2.488%, 5–25–26	2,000	2,179
3.500%, 4–25–37	1,041	1,064
2.500%, 5–25–45	4,034	4,249

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
2.369%, 7–25–26 (B)	$ 5,675	$ 6,140
3.047%, 3–25–28 (B)	1,825	1,972
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.381%, 6–1–21	1,832	1,846
2.759%, 4–1–22	5,250	5,363
2.000%, 10–1–27	1,163	1,227
3.400%, 6–1–31	3,000	3,308
4.000%, 12–1–31	965	1,052
4.000%, 12–1–32	2,021	2,153
5.500%, 12–1–34	322	379
6.000%, 4–1–39	116	131
3.500%, 4–25–43	3,486	3,579
4.500%, 2–1–44	2,033	2,328
3.000%, 2–25–46	5,045	5,231
4.500%, 2–1–48	1,785	2,002
3.500%, 5–1–49	2,889	3,067
3.000%, 8–1–49	3,967	4,204
3.500%, 8–1–49	3,559	3,793
3.000%, 9–1–49	3,645	3,843
3.000%, 10–1–49	1,942	2,035
3.000%, 1–1–50	4,124	4,371
3.500%, 2–1–50	4,234	4,586
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3–16–42	5,602	5,796
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 5.000%, 4–20–34	1,722	1,937
		174,657
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 50.3%		$206,420
(Cost: $199,906)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 49.0%		
U.S. Treasury Bonds:		
1.125%, 5–15–40	6,000	5,905
1.125%, 8–15–40	3,000	2,944
2.750%, 8–15–42	2,500	3,203
2.500%, 2–15–45	500	615
2.250%, 8–15–49	8,550	10,168
2.000%, 2–15–50	4,000	4,525
1.375%, 8–15–50	3,000	2,935
U.S. Treasury Notes:		
2.500%, 1–31–21	5,300	5,341
1.125%, 6–30–21	2,000	2,014
Treasury Obligations (Continued)		
1.125%, 9–30–21	$ 12,150	$ 12,268
2.000%, 12–31–21	3,000	3,069
1.875%, 4–30–22	6,000	6,164
1.750%, 5–31–22	2,000	2,054
0.125%, 8–31–22	8,000	7,998
2.000%, 10–31–22	2,000	2,077
1.625%, 11–15–22	9,375	9,668
2.000%, 11–30–22	1,000	1,040
2.750%, 7–31–23	7,500	8,049
0.125%, 8–15–23	8,000	7,992
2.625%, 12–31–23	8,150	8,795
2.125%, 2–29–24	8,000	8,529
2.000%, 4–30–24	10,000	10,644
2.125%, 7–31–24	17,500	18,781
1.875%, 8–31–24	4,000	4,259
1.500%, 9–30–24	2,575	2,706
2.125%, 5–15–25	10,000	10,857
2.000%, 8–15–25	4,000	4,334
0.250%, 8–31–25	5,000	4,995
1.625%, 2–15–26	5,000	5,347
2.250%, 2–15–27	6,000	6,697
2.375%, 5–15–27	1,000	1,127
2.250%, 8–15–27	500	561
0.500%, 8–31–27	5,000	5,012
2.875%, 5–15–28	2,000	2,353
1.625%, 8–15–29	2,500	2,721
1.750%, 11–15–29	1,050	1,156
1.500%, 2–15–30	1,000	1,079
0.625%, 8–15–30	3,000	2,983
		200,965
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 49.0%		$200,965
(Cost: $190,869)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (C)– 0.4%		
State Street Institutional U.S. Government Money Market Fund - Premier Class, 0.030%	1,562	1,562
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 1,562
(Cost: $1,562)		
TOTAL INVESTMENT SECURITIES – 99.7%		$ 408,947
(Cost: $392,337)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		1,153
NET ASSETS – 100.0%		$ 410,100

SCHEDULE OF INVESTMENTS IVY GOVERNMENT SECURITIES FUND *(in thousands)*

SEPTEMBER 30, 2020

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $8,520 or 2.1% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$206,420	$ —
United States Government Obligations	—	200,965	—
Short-Term Securities	1,562	—	—
Total	$1,562	$ 407,385	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Ivy International Small Cap Fund is managed by Ivy Investment Management Company and sub-advised by Mackenzie Investments Europe Limited.

Below, Martin Fahey, CFA, Bryan Mattei, CFA, and Kalle Huhdanmäki, portfolio managers of the Ivy International Small Cap Fund, discuss positioning, performance and results for the fiscal year ended Sept. 30, 2020. Mr. Fahey has managed the Fund since its inception in January 2017 and has 32 years of industry experience. Mr. Mattei has managed the Fund since its inception in January 2017 and has 14 years of industry experience. Mr. Huhdanmäki was added as a portfolio manager in December 2019 and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Month period ended September 30, 2020	
Ivy International Small Cap Fund (Class A shares at net asset value)	11.04%
Ivy International Small Cap Fund (Class A shares including sales load)	4.69%
Benchmark and Morningstar Category	
MSCI EAFE Small Cap Index (generally reflects the performance of small-cap securities in Europe, Australasia and the Far East)	6.84%
Morningstar Foreign Small/Mid Growth Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.57%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A year in review

International markets produced positive returns for the fiscal year ended Sept. 30, 2020, despite a significant correction in equity markets in the first quarter of 2020 following the outbreak of COVID-19. The macroeconomic and political backdrop remained challenging over the year with the major sources of concern including the ongoing trade wars (especially between the U.S. and China), Brexit negotiations and, from early 2020, the outbreak of COVID-19 which has plunged many economies back into recession.

Within the year, the first quarter of 2020 was the most volatile for equity markets as fears surrounding the global growth outlook escalated due to the global surge in COVID-19 and the imposition of lockdowns in many countries to suppress the spread of the virus. However, equity markets recovered over the second quarter aided by significant fiscal support and monetary accommodation combined with improving economic data and further progress in reopening the major global economies despite some setbacks.

In currency markets, the U.S. dollar underperformed most currencies over the year with the trade-weighted dollar declining by 5.5% over the period. Government bonds have continued to perform strongly with yields reaching fresh lows in many developed markets.

European small cap stocks underperformed Asian small cap stocks during the 12-month period, with Brexit and concerns over the negative impact of COVID-19 weighing on the region.

Performance and positioning for the year

The Fund outperformed its benchmark index but underperformed its Morningstar peer group average for the fiscal year. Relative to its benchmark, sector allocation contributed to performance. The Fund benefited from its overweight positioning and stock selection in the communication services and information technology sectors and underweight positioning in the real estate sector. The Fund's underweight positioning and stock selection in the utilities, health care and consumer discretionary sectors detracted from performance. At a stock level, Games Workshop Group plc, Kobe Bussan Co. Ltd. and Logitech International S.A., Registered Shares were the top relative contributors for the period, while The City Pub Group plc, Manulife U.S. REIT and Nufarm Ltd. were the top relative detractors over the 12-month period. The Fund no longer holds The City Pub Group plc.

We reduced our exposure to Japanese equities over the past fiscal year with some of the proceeds invested into stock-specific ideas in Australia. We have reduced the defensive profile of the Fund more recently by reducing exposure to more defensive sectors such as real estate, utilities and consumer staples, while increasing exposure to more cyclical sectors such as consumer discretionary and information technology.

Outlook

We believe the pace of the recovery from the unprecedented shock on the global economy of COVID-19 will be the main factor affecting equity prices going forward. We also believe that such a recovery is likely to take time, requiring a difficult balancing act involving economic growth, public health and individual freedoms until such time as a vaccine is widely available, most likely in the first half of 2021. Other key issues include the outcome of the U.S. Presidential elections in early November, continued Brexit uncertainty, U.S.-China trade relations, the policy priorities of Japan's new Prime Minister, and the possibility of further countries and regions locking down all or parts of their economies over the next six months. On the balance, we are cyclically constructive as we expect the thrust of fiscal and monetary policy to remain supportive for the foreseeable future.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Investing in small-cap stocks may carry more risk than investing in stocks of larger more well-established companies. The value of a security believed by the Fund's portfolio managers to be undervalued may never reach what the managers believe to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

Effective Feb. 21, 2019, the name of the sub-adviser changed from I.G. International Management Limited to Mackenzie Investments Europe Limited. Mackenzie Investments Europe Limited delegates to its subsidiary, Mackenzie Investments Asia Limited, for additional portfolio management responsibilities. References to Mackenzie Investments Europe Limited include both entities.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy International Small Cap Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Industrials	16.5%
Information Technology	15.4%
Consumer Discretionary	14.6%
Communication Services	11.4%
Financials	8.8%
Real Estate	8.5%
Health Care	8.0%
Materials	6.6%
Consumer Staples	5.5%
Energy	4.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

Country Weightings

Europe	52.2%
United Kingdom	14.5%
Ireland	9.4%
Germany	7.0%
France	6.3%
Other Europe	15.0%
Pacific Basin	46.8%
Japan	34.4%
Australia	7.2%
Other Pacific Basin	5.2%
North America	0.5%
Liabilities (Net of Cash and Other Assets and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Uniphar plc	Ireland	Health Care	Health Care Distributors
Games Workshop Group plc	United Kingdom	Consumer Discretionary	Leisure Products
Future plc	United Kingdom	Communication Services	Publishing
Stillfront Group AB	Sweden	Communication Services	Interactive Home Entertainment
SCSK Corp.	Japan	Information Technology	IT Consulting & Other Services
Bank of Kyoto Ltd. (The)	Japan	Financials	Regional Banks
Strix Group plc	Isle of Man	Information Technology	Electronic Components
Steadfast Group Ltd.	Australia	Financials	Insurance Brokers
TechnoPro Holdings, Inc.	Japan	Real Estate	Industrial REITs
Metso Corp.	Finland	Industrials	Industrial Machinery

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy International Small Cap Fund, Class A Shares(1) $12,109
MSCI EAFE Small Cap Index $12,886
$20,000
$15,000
$10,000
$5,000
$0
1-10 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	4.69%	10.22%	11.54%	11.45%	11.14%
5-year period ended 9-30-20	—	—	—	—	—
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20(4)	5.28%	6.17%	7.35%	7.34%	6.97%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)1-10-17 for Class A shares, 1-10-17 for Class C shares, 1-10-17 for Class I shares, 1-10-17 for Class N shares and 1-10-17 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 3.50%.

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL SMALL CAP FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS	Shares	Value
Australia		
Consumer Discretionary – 1.8%		
Ardent Leisure Group (A)	2,830	$ 1,158
City Chic Collective Ltd.	858	1,809
		2,967
Consumer Staples – 0.1%		
Treasury Wine Estates Ltd.	39	248
Energy – 1.3%		
WorleyParsons Ltd.	304	2,117
Financials – 1.9%		
Steadfast Group Ltd.	1,343	3,121
Materials – 2.1%		
Evolution Mining Ltd.	441	1,843
Nufarm Ltd.	585	1,625
		3,468
Total Australia – 7.2%		11,921
Belgium		
Information Technology – 0.9%		
Barco N.V.	72	1,511
Total Belgium – 0.9%		1,511
Canada		
Materials – 0.5%		
Lundin Mining Corp.	155	851
Total Canada – 0.5%		851
Finland		
Industrials – 2.0%		
Metso Corp.	438	3,249
Materials – 0.1%		
Huhtamaki Oyj	4	197
Total Finland – 2.1%		3,446
France		
Energy – 2.9%		
Gaztransport et Technigaz S.A.	28	2,681
Rubis Group	53	2,125
		4,806
Financials – 0.4%		
COFACE S.A.	99	695
Health Care – 1.1%		
Orpea S.A.	16	1,851
Industrials – 1.9%		
Alstom	42	2,090
Teleperformance SE	3	973
		3,063
Total France – 6.3%		10,415

COMMON STOCKS (Continued)	Shares	Value
Germany		
Consumer Discretionary – 1.7%		
Knaus Tabbert AG (B)	24	$ 1,723
Westwing Group AG (B)	42	960
		2,683
Health Care – 0.9%		
Vivoryon Therapeutics AG (B)	260	1,476
Industrials – 0.9%		
LPKF Laser & Electronics AG	55	1,443
Information Technology – 1.8%		
Exasol AG (B)	36	888
Mynaric AG (B)	15	1,377
Northern Data AG (A)(B)	10	609
		2,874
Real Estate – 0.5%		
PATRIZIA Immobilien AG	28	758
Total Germany – 5.8%		9,234
Hong Kong		
Communication Services – 1.2%		
HKBN Ltd.	996	1,901
Industrials – 1.0%		
Pacific Basin Shipping Ltd.	11,044	1,702
Information Technology – 1.1%		
ASM Pacific Technology Ltd.	177	1,813
Total Hong Kong – 3.3%		5,416
Ireland		
Consumer Discretionary – 0.5%		
Dalata Hotel Group plc	261	757
Consumer Staples – 0.9%		
Total Produce plc (B)	1,162	1,543
Financials – 0.7%		
Greencoat Renewables plc	809	1,143
Health Care – 4.9%		
UDG Healthcare plc	106	1,049
Uniphar plc	2,440	7,094
		8,143
Industrials – 1.1%		
Kingspan Group plc	21	1,874
Materials – 1.3%		
Smurfit Kappa Group plc	53	2,097
Total Ireland – 9.4%		15,557

COMMON STOCKS (Continued)	Shares	Value
Isle of Man		
Information Technology – 1.9%		
Strix Group plc (A)	1,013	$ 3,175
Total Isle of Man – 1.9%		3,175
Japan		
Communication Services – 3.6%		
ARTERIA Networks Corp.	108	1,870
Capcom Co. Ltd.	41	2,260
Daiichikosho Co. Ltd.	57	1,834
		5,964
Consumer Discretionary – 5.8%		
Komeda Holdings Co. Ltd.	142	2,642
NGK Spark Plug Co. Ltd.	97	1,690
Ryohin Keikaku Co. Ltd.	162	2,687
Stanley Electric Co. Ltd.	89	2,574
		9,593
Consumer Staples – 2.9%		
Kobe Bussan Co. Ltd.	32	1,762
Matsumotokiyoshi Holdings Co. Ltd.	79	2,888
		4,650
Financials – 3.0%		
Bank of Kyoto Ltd. (The) (A)	66	3,196
Gunma Bank Ltd. (The)	523	1,744
		4,940
Health Care – 1.0%		
Nippon Shinyaku Co. Ltd.	19	1,573
Industrials – 7.0%		
MISUMI Group, Inc.	68	1,918
Okamura Corp.	289	2,043
Sanwa Holdings Corp.	245	2,601
SATO Holdings Corp.	69	1,469
Takeuchi Mfg Co. Ltd.	101	2,005
Tsubaki Nakashima Co. Ltd.	222	1,690
		11,726
Information Technology – 5.1%		
DISCO Corp.	8	2,029
Sansan, Inc. (B)	40	2,558
SCSK Corp.	68	3,799
		8,386
Materials – 1.4%		
Zeon Corp.	223	2,337
Real Estate – 4.6%		
GLP J-REIT	1	1,782
Ichigo, Inc.	576	1,681
Kenedix Office Investment Corp.	—*	1,110
TechnoPro Holdings, Inc.	48	2,981
		7,554
Total Japan – 34.4%		56,723

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL SMALL CAP FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS (Continued)	Shares	Value
Jersey		
Materials – 0.6%		
Breedon Group plc (B)	958	$ 877
Total Jersey – 0.6%		877
Luxembourg		
Real Estate – 1.5%		
Grand City Properties S.A.	105	2,536
Total Luxembourg – 1.5%		2,536
Netherlands		
Financials – 1.3%		
Euronext N.V.	17	2,175
Information Technology – 1.4%		
ASM International N.V.	16	2,354
Total Netherlands – 2.7%		4,529
Norway		
Consumer Staples – 0.9%		
SalMar ASA	28	1,570
Total Norway – 0.9%		1,570
Singapore		
Real Estate – 1.9%		
City Developments Ltd.	260	1,462
Manulife U.S. REIT	2,291	1,704
		3,166
Total Singapore – 1.9%		3,166
Sweden		
Communication Services – 2.5%		
Stillfront Group AB (B)	33	4,110
Health Care – 0.1%		
Elekta AB (publ), B Shares	6	$ 75
Total Sweden – 2.6%		4,185
Switzerland		
Financials – 0.3%		
Helvetia Holding AG	5	385
Information Technology – 1.5%		
Logitech International S.A., Registered Shares	31	2,401
Total Switzerland – 1.8%		2,786
United Kingdom		
Communication Services – 4.1%		
Future plc	192	4,819
Rightmove plc	254	2,051
		6,870
Consumer Discretionary – 4.8%		
Coats Group plc	1,358	977
Games Workshop Group plc	37	4,830
Gamesys Group plc	90	1,377
Stock Spirits Group plc	328	912
		8,096
Consumer Staples – 0.7%		
Cranswick plc	24	1,129
Financials – 1.2%		
Draper Esprit plc (B)	170	1,200
St. James's Place plc	32	384
TP ICAP plc	159	469
		2,053
Industrials – 1.4%		
Diploma plc	81	2,284
Information Technology – 1.7%		
Avast plc	415	2,815
Materials – 0.6%		
Polymetal International plc	46	$ 1,011
Total United Kingdom – 14.5%		24,258
TOTAL COMMON STOCKS – 98.3%		$162,156
(Cost: $134,435)		

PREFERRED STOCKS	Shares	Value
Germany		
Industrials – 1.2%		
Sixt SE	37	1,961
Total Germany – 1.2%		1,961
TOTAL PREFERRED STOCKS – 1.2%		$ 1,961
(Cost: $2,034)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 1.9%		
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%	232	232
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (D)	2,852	2,852
		3,084
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 3,084
(Cost: $3,084)		
TOTAL INVESTMENT SECURITIES – 101.4%		$ 167,201
(Cost: $139,553)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.4)%		(2,238)
NET ASSETS – 100.0%		$164,963

Notes to Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of securities with an aggregate value of $2,625 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

(D)Investment made with cash collateral received from securities on loan.

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL SMALL CAP FUND *(in thousands)*

SEPTEMBER 30, 2020

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ —	$ 18,845	$ —
Consumer Discretionary	3,100	20,996	—
Consumer Staples	—	9,140	—
Energy	—	6,923	—
Financials	2,343	12,169	—
Health Care	7,094	6,024	—
Industrials	—	25,341	—
Information Technology	3,175	22,154	—
Materials	877	9,961	—
Real Estate	—	14,014	—
Total Common Stocks	$16,589	$145,567	$ —
Preferred Stocks	—	1,961	—
Short-Term Securities	3,084	—	—
Total	$19,673	$147,528	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

Market Sector Diversification

(as a % of net assets)	
Industrials	16.5%
Information Technology	15.4%
Consumer Discretionary	14.6%
Communication Services	11.4%
Financials	8.8%
Real Estate	8.5%
Health Care	8.0%
Materials	6.6%
Consumer Staples	5.5%
Energy	4.2%
Other+	0.5%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Ivy Pictet Emerging Markets Local Currency Debt Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Pictet Asset Management (Pictet).

Mary-Therese Barton, co-portfolio manager, has managed the Fund since its inception in April 2014 and has 19 years industry experience. Alper Gocer, also a co-portfolio manager on the Fund, has been with Pictet since 2016 and has more than a decade of active emerging debt management experience. The Fund is managed by a team of seven, including Barton and Gocer. The other co-portfolio managers include Guido Chamorro, Carrie Liaw, Robert Simpson, CFA, Ali Bora Yigitbasioglu and Adriana Cristea. Chamorro has managed the Fund since its inception, while Liaw became a co-portfolio manager in 2015. Additionally, Simpson became a co-portfolio manager in 2019 and Mr. Yigitbasioglu and Ms. Cristea became portfolio managers in 2020. Below, the Pictet investment team discusses positioning, performance and results for the Fund for its fiscal year ended September 30, 2020.

Fiscal Year Performance

For the 12 months ended Sept. 30, 2020	
Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares at net asset value)	-1.39%
Ivy Pictet Emerging Markets Local Currency Debt Fund (Class A shares including sales load)	-7.07%
Benchmark and Morningstar Category	
J.P. Morgan GBI-EM Global Diversified Index (generally reflects the performance of the global debt market in emerging countries)	-1.45%
Morningstar Emerging-Markets Local Currency Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-0.88%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A volatile year

The Fund slightly outperformed its benchmark index, but underperformed its Morningstar peer group for the fiscal year ended September 30, 2020. Against the backdrop of an unprecedented year for global financial markets and the significant downturn experienced during the first quarter of 2020 as a result of the COVID-19 pandemic, markets have started to stage a recovery.

Both active currency and rates positions contributed positively to Fund performance over the fiscal year, with the majority of outperformance coming from the currency component. Our underweight to the Turkish lira, where concerns regarding persistent currency intervention, formed our negative view and was a key contributor to performance. Overweight positions in the Mexican peso and the Russian ruble also contributed as a result of signs of an improving global recovery. Later in the year, the overweight position in Russian ruble detracted slightly as the currency came under pressure due to heavy dividend payments during the illiquid summer months, creating demand for the U.S. dollar. Our overweight to the Brazilian real also detracted at the end of the summer after the Senate unexpectedly overturned a presidential veto, opening the floodgates for increased public sector spending. Local rates came under pressure in the March 2020 sell off where an overweight to Russian local rates detracted as Russian ruble selling pressure became so severe that local rates started to move in the same direction. Similarly, the overweight to South African local rates detracted. An off-benchmark position to Egyptian local rates, partly due to attractive double-digit yields, also detracted from performance. The timing of an overweight to Mexican local rates also contributed where we reduced exposure during the sell-off before re-implementing an overweight on the recovery trend. A move overweight Colombian local rates at the end of March was also positive. Later in the year, our underweight position in Central and Eastern European (CEE) countries exhibiting increasingly negative real rates, such as the Czech Republic, Hungary and Poland, contributed to performance.

Portfolio strategy

We remain constructive on high real rate countries, as we anticipate that emerging-market central banks will remain in an accommodative stance despite the generally positive Consumer Price Index (CPI) data we have seen recently. However, we have reduced the duration through underweights to countries exhibiting increasingly negative real rates, mainly in the CEE universe, and will look for opportunities for re-entry following any potential signs of global reflation. On the currency side, we remain overweight in Latin America currencies including a continued tactical overweight to the Brazilian real and retain our underweight in the Turkish lira due to the continued instability of the economy. We intend to look for opportunities, whilst being mindful of any potential volatility. The U.S. Federal Reserve's (Fed) flexible average inflation target should provide support for emerging-market currencies, but the variations in fiscal policy of emerging-market economies going forward could cause a dispersion of returns.

Outlook

The global economic recovery is slowly making progress. With continued support from central banks, the recovery may be positive for emerging-market assets in the medium term. As we move into the end of the 2020 calendar year, we believe there is potential for a slowdown in activity momentum as the initial gains from countries coming out of lockdown diminish, and the upcoming U.S. election adds more uncertainty to the immediate outlook. However, the Fed's adoption of Flexible Average Inflation Targeting we believe should provide some relief for emerging markets by allowing them to continue to keep rates low without the potential negative consequences from currency instability. In terms of COVID-19, it is unlikely that national lockdowns will be re-established in emerging markets due to the strong political pressure to keep economies running. We believe policy makers will favor alternative tools, such as regional restrictions/distancing if required. As such, although the emerging-market recovery from the pandemic is unlikely to run completely smoothly, we do not foresee any major setbacks related to the virus. In the near term, we feel emerging-market valuations will be increasingly dependent on U.S. election scenarios, and this will be a key risk driver for the remainder of the year. Overall, our view is that a turbulent election, and the added risk of potential uncertainty of the result post-election, is likely to drive market volatility, which we seek to navigate. We expect inflows into emerging markets should continue in the short term, in line with what we have seen over the summer months, but expect that these are likely to become more muted in the run up to the election.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise, especially securities with longer maturities. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The Fund may seek to manage exposure to various foreign currencies, which may involve additional risks. The value of securities, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates or exchange control regulations. Investing in foreign securities involves a number of risks that may not be associated with the U.S. markets and that could affect the Fund's performance unfavorably, such as greater price volatility, comparatively weak supervision and regulation of securities exchanges, fluctuation in foreign currency exchange rates and related conversion costs, adverse foreign tax consequences, or different and/or less stringent financial reporting standards.

Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns.

Risks of credit-linked notes include those risks associated with the underlying reference obligation, including but not limited to market risk, interest rate risk, credit risk, default risk and foreign currency risk. The buyer of a credit-linked note assumes the risk of default by the issuer and the underlying reference asset or entity. If the underlying investment defaults, the payments and principal received by the Fund will be reduced or eliminated. Also, in the event the issuer defaults or there is a credit event that relates to the reference asset, the recovery rate generally is less than the Fund's initial investment, and the Fund may lose money.

The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result

of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Emerging Markets Local Currency Debt Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Purchased Options	0.0%
Bonds	81.7%
Other Government Securities	81.3%
Corporate Debt Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	18.3%

Quality Weightings

Investment Grade	62.6%
AA	3.9%
A	22.7%
BBB	36.0%
Non-Investment Grade	19.1%
BB	12.8%
B	3.5%
Non-rated	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	18.3%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

Pacific Basin	28.4%
China	9.8%
Thailand	6.6%
Indonesia	6.2%
Malaysia	4.7%
Other Pacific Basin	1.1%
Europe	24.8%
Russia	11.3%
Czech Republic	3.9%
Other Europe	9.6%
North America	3.1%
South America	14.7%
Columbia	5.5%
Brazil	3.9%
Other South America	5.3%
Africa	10.5%
Egypt	3.0%
South Africa	7.5%
Bahamas/Caribbean	0.2%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+	18.3%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, Foreign Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

(UNAUDITED)



Ivy Pictet Emerging Markets Local Currency Debt Fund, Class A Shares(1) . . . $8,426
JP Morgan GBI-EM Global Diversified Index . . . $9,879
$20,000
$15,000
$10,000
$5,000
$0
4-30 2014
9-30 2014
9-30 2015
9-30 2016
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	-7.07%	-2.14%	-1.07%	-1.07%	-1.51%
5-year period ended 9-30-20	0.43%	0.93%	1.99%	1.99%	1.61%
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20(4)	-2.63%	-2.42%	-1.40%	-0.23%	-1.73%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-30-14 for Class A shares, 4-30-14 for Class C shares, 4-30-14 for Class I shares, 1-30-15 for Class N shares and 4-30-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
U.S. Treasury Long Bond November Futures, Put $173.00, Expires 10–23–20	19	1,900	$ 7
TOTAL PURCHASED OPTIONS – 0.0%			$ 7
(Cost: $19)			

CORPORATE DEBT SECURITIES		Principal	Value
Netherlands			
Energy – 0.4%			
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):			
5.750%, 2–1–29	$	65	72
5.600%, 1–3–31		98	104
6.750%, 6–3–50		47	51
			227
Total Netherlands – 0.4%			227
TOTAL CORPORATE DEBT SECURITIES – 0.4%			$ 227
(Cost: $223)			

OTHER GOVERNMENT SECURITIES (A)		Principal	Value
Brazil – 3.9%			
Brazil Letras do Tesouro Nacional			
0.000%, 1–1–24 (B)(C)	BRL	5,000	739
Brazil Notas do Tesouro Nacional:			
10.000%, 1–1–23 (C)		2,939	581
10.000%, 1–1–27 (C)		1,945	395
6.000%, 8–15–28 (C)		303	216
10.000%, 1–1–31 (C)		672	139
6.000%, 5–15–35 (C)		420	310
			2,380
Chile – 1.8%			
Chile Bonos Tesoreria:			
4.500%, 3–1–26 (C)	CLP	120,000	175
4.700%, 9–1–30 (C)		140,000	209
5.000%, 3–1–35 (C)		335,000	511
6.000%, 1–1–43 (C)		120,000	211
			1,106
China – 9.8%			
China Government Bond:			
1.860%, 4–9–23 (C)	CNH	6,500	926
2.360%, 7–2–23 (C)		17,000	2,471
3.220%, 12–6–25 (C)		4,300	642
3.250%, 6–6–26 (C)		4,490	669
3.120%, 12–5–26 (C)		5,600	826
3.250%, 11–22–28 (C)		2,420	359
			5,893
Columbia – 5.5%			
Colombian TES:			
10.000%, 7–24–24 (C)	COP	603,200	$ 194
7.500%, 8–26–26 (C)		1,162,600	350
5.750%, 11–3–27 (C)		1,476,900	404
6.000%, 4–28–28 (C)		2,837,500	783
7.750%, 9–18–30 (C)		1,596,000	481
7.000%, 6–30–32 (C)		1,236,400	349
7.250%, 10–18–34 (C)		1,077,600	308
7.250%, 10–26–50 (C)		1,763,500	481
			3,350
Czech Republic – 3.9%			
Czech Republic Government Bond:			
2.400%, 9–17–25 (C)	CZK	5,900	279
1.000%, 6–26–26 (C)		8,590	381
0.250%, 2–10–27 (C)		3,900	165
2.500%, 8–25–28 (C)		7,360	362
2.750%, 7–23–29 (C)		6,470	327
0.950%, 5–15–30 (C)		9,730	425
2.000%, 10–13–33 (C)		8,450	409
			2,348
Dominican Republic – 0.2%			
Dominican Republic 4.875%, 9–23–32	$	150	149
Egypt – 3.0%			
Arab Republic of Egypt 8.875%, 5–29–50		248	246
Egypt Government Bond:			
14.605%, 9–8–25 (C)(D)	EGP	6,975	444
14.406%, 7–7–27 (C)(D)		9,076	572
14.425%, 7–14–30 (C)(D)		8,800	558
			1,820
Hungary – 2.5%			
Hungary Government Bond:			
6.000%, 11–24–23 (C)	HUF	42,520	156
2.500%, 10–24–24 (C)		55,710	187
5.500%, 6–24–25 (C)		59,370	226
2.750%, 12–22–26 (C)		47,300	160
6.750%, 10–22–28 (C)		65,640	287
3.000%, 8–21–30 (C)		42,360	146
3.250%, 10–22–31 (C)		38,220	133
3.000%, 10–27–38 (C)		63,000	205
			1,500
Indonesia – 6.2%			
Indonesia Government Bond:			
7.250%, 2–15–26 (C)	IDR	2,160,000	153
8.375%, 9–15–26 (C)		570,000	42
6.125%, 5–15–28 (C)		9,475,000	612
9.000%, 3–15–29 (C)		4,456,000	337
8.250%, 5–15–29 (C)		2,683,000	196
8.750%, 5–15–31 (C)		15,990,000	1,199
9.500%, 7–15–31 (C)		290,000	23
6.625%, 5–15–33 (C)		4,980,000	319
8.375%, 3–15–34 (C)		8,290,000	598
9.500%, 5–15–41 (C)	IDR	1,307,000	$ 103
6.375%, 4–15–42 (C)		658,000	38
8.750%, 2–15–44 (C)		1,353,000	101
			3,721
Malaysia – 4.7%			
Malaysia Government Bond:			
4.392%, 4–15–26 (C)	MYR	236	63
3.900%, 11–30–26 (C)		900	235
3.733%, 6–15–28 (C)		1,820	472
4.232%, 6–30–31 (C)		4,200	1,138
4.127%, 4–15–32 (C)		681	181
3.844%, 4–15–33 (C)		1,990	513
4.935%, 9–30–43 (C)		760	210
			2,812
Mexico – 3.1%			
Mexican Bonos:			
8.500%, 11–18–38 (C)	MXN	18,828	998
7.750%, 11–13–42 (C)		8,150	399
8.000%, 11–7–47 (C)		9,350	468
			1,865
Peru – 3.3%			
Republic of Peru:			
5.700%, 8–12–24 (C)	PEN	1,016	332
6.350%, 8–12–28 (C)		1,625	544
5.940%, 2–12–29 (C)		1,167	380
5.400%, 8–12–34 (C)		1,056	307
6.900%, 8–12–37 (C)		877	290
6.850%, 2–12–42 (C)		456	146
			1,999
Philippines – 0.4%			
Republic of Philippines 6.250%, 1–14–36 (C)	PHP	10,000	268
Poland – 3.3%			
Poland Government Bond:			
2.500%, 4–25–24 (C)	PLN	1,000	279
2.500%, 7–25–26 (C)		826	234
2.500%, 7–25–27 (C)		1,422	404
2.750%, 4–25–28 (C)		1,649	477
2.750%, 10–25–29 (C)		1,940	566
1.250%, 10–25–30 (C)		184	47
			2,007
Romania – 2.9%			
Romania Government Bond:			
5.950%, 6–11–21 (C)	RON	20	5
5.850%, 4–26–23 (C)		2,700	692
4.400%, 9–25–23 (C)		700	174
3.250%, 4–29–24 (C)		580	140
4.850%, 4–22–26 (C)		900	233
5.800%, 7–26–27 (C)		560	153
5.000%, 2–12–29 (C)		505	134
3.650%, 9–24–31 (C)		875	208
			1,739

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

OTHER GOVERNMENT SECURITIES (A) (Continued)		Principal	Value
Russia – 11.3%			
Russia Government Bond:			
7.000%, 8–16–23 (C)	RUB	44,496	$ 604
7.400%, 7–17–24 (C)		30,000	416
7.100%, 10–16–24 (C)		20,000	276
4.500%, 7–16–25 (C)		90,220	1,122
7.150%, 11–12–25 (C)		29,902	414
7.750%, 9–16–26 (C)		54,038	768
8.150%, 2–3–27 (C)		52,823	767
6.000%, 10–6–27 (C)		9,057	117
7.050%, 1–19–28 (C)		19,566	268
6.900%, 5–23–29 (C)		20,755	281
7.650%, 4–10–30 (C)		15,000	214
8.523%, 9–17–31 (C)		10,000	152
7.700%, 3–23–33 (C)		28,264	406
7.250%, 5–10–34 (C)		39,096	543
7.700%, 3–16–39 (C)		14,810	217
5.250%, 6–23–47	$	200	266
			6,831
South Africa – 7.5%			
Republic of South Africa:			
10.500%, 12–21–26 (C)	ZAR	19,193	1,326
8.000%, 1–31–30 (C)		10,791	588
7.000%, 2–28–31 (C)		9,000	437
8.875%, 2–28–35 (C)		7,158	358
6.250%, 3–31–36 (C)		3,488	135
8.500%, 1–31–37 (C)		8,519	399
9.000%, 1–31–40 (C)		1,125	54
6.500%, 2–28–41 (C)		6,840	254
8.750%, 1–31–44 (C)		7,250	334
8.750%, 2–28–48 (C)		14,116	647
			4,532
Thailand – 6.6%			
Thailand Government Bond:			
2.400%, 12–17–23 (C)	THB	9,468	$ 315
3.850%, 12–12–25 (C)		12,850	466
2.875%, 12–17–28 (C)		24,048	855
1.600%, 12–17–29 (C)		8,800	284
3.650%, 6–20–31 (C)		4,100	157
3.775%, 6–25–32 (C)		1,236	48
1.600%, 6–17–35 (C)		6,933	220
3.300%, 6–17–38 (C)		38,060	1,454
2.875%, 6–17–46 (C)		5,000	182
			3,981
Turkey – 0.7%			
Turkey Government Bond:			
12.200%, 1–18–23 (C)	TRY	559	72
10.600%, 2–11–26 (C)		889	106
11.000%, 2–24–27 (C)		626	74
10.500%, 8–11–27 (C)		973	113
12.400%, 3–8–28 (C)		597	76
			441
Ukraine – 0.5%			
Ukraine Government Bond:			
11.670%, 11–22–23 (C)	UAH	5,394	189
7.750%, 9–1–25	$	123	123
			312
Uruguay – 0.2%			
Republica Orient Uruguay:			
9.875%, 6–20–22 (C)	UYU	2,981	$ 73
8.500%, 3–15–28 (C)		1,637	40
			113
TOTAL OTHER GOVERNMENT SECURITIES – 81.3%			**$ 49,167**
(Cost: $48,990)			

SHORT-TERM SECURITIES		Shares	
Money Market Funds (E) – 14.3%			
State Street Institutional U.S. Government Money Market Fund – Premier Class 0.030%		8,640	$ 8,640
		Principal	
Treasury Bills (D) – 1.0%			
Egypt Government Treasury Bills			
11.210%, 12–1–20 (C)	EGP	9,200	573
TOTAL SHORT-TERM SECURITIES – 15.3%			**$ 9,213**
(Cost: $9,197)			
TOTAL INVESTMENT SECURITIES – 97.0%			**$ 58,614**
(Cost: $58,429)			
CASH AND OTHER ASSETS, NET OF LIABILITIES (F)(G)(H) – 3.0%			**1,790**
NET ASSETS – 100.0%			**$60,404**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(B)Zero coupon bond.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CLP – Chilean Peso, CNH – Chinese Yuan in Hong Kong, CNY – Chinese Yuan Renminbi, COP – Columbian Peso, CZK – Czech Koruna, EGP – Egypt Pound, EUR – Euro, HUF – Hungarian Forint, IDR – Indonesian Rupiah, INR – Indian Rupee, MXN – Mexican Peso, MYR – Malaysian Ringgit, PEN – Peruvian Neuvo Sol, PHP – Philippine Peso, PLN – Polish Zloty, RON – Romania Leu, RUB – Russian Ruble, THB – Thai Baht, TRY – Turkish New Lira, UAH – Ukraine Hryvnia, UYU – Uruguay Peso and ZAR – South African Rand).

(D)Rate shown is the yield to maturity at September 30, 2020.

(E)Rate shown is the annualized 7-day yield at September 30, 2020.

(F)Cash of $26 has been pledged as collateral on open futures contracts.

(G)Cash of $340 has been pledged as collateral on OTC forward foreign currency contracts.

(H)Cash of $668 has been pledged as collateral on centrally cleared swaps.

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

The following centrally cleared credit default swaps – buy protection[1] were outstanding at September 30, 2020:

Referenced Entity/Index	(Pay) Fixed Rate	Maturity Date	Notional Amount[2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Markit CDX Emerging Markets, Series 34 Index	(1.000%)	12-20-25	800	$ 51	$ 56	$(5)
Republic of Colombia	(1.000%)	12-20-25	400	10	10	—*
Republic of Turkey	(1.000%)	12-20-25	600	114	110	4
United Mexican States	(1.000%)	12-20-25	400	10	10	1
				$185	$186	$—*

The following centrally cleared credit default swaps – sold protection[3] were outstanding at September 30, 2020:

Referenced Entity/Index	Receive Fixed Rate	Maturity Date	Implied Credit Spread at September 30, 2020[4]	Notional Amount[2]	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Petroleo Brasileiro S.A.	1.000%	12-20-25	4.104%	200	$(20)	$(17)	$(3)

The following over the counter credit default swaps – sold protection[3] were outstanding at September 30, 2020:

Referenced Obligation	Counterparty	Receive Fixed Rate	Maturity Date	Implied Credit Spread at September 30, 2020[4]	Notional Amount[2]	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Ukraine	Barclays Bank plc	5.000%	12-20-25	7.644%	250	$(7)	$(2)	$(5)

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(2)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3)If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4)Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

The following forward foreign currency contracts were outstanding at September 30, 2020:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Chilean Peso	49,000	U.S. Dollar	62	10–1–20	Barclays Capital, Inc.	$ —*	$—
U.S. Dollar	63	Chilean Peso	49,000	10–1–20	Barclays Capital, Inc.	—	—*
South African Rand	10,600	U.S. Dollar	629	10–2–20	Barclays Capital, Inc.	—	4
South Korean Won	55,000	U.S. Dollar	47	10–5–20	Barclays Capital, Inc.	—	—*
U.S. Dollar	47	South Korean Won	55,000	10–5–20	Barclays Capital, Inc.	—*	—
Australian Dollar	1,080	Japanese Yen	83,674	10–8–20	Barclays Capital, Inc.	20	—
Mexican Peso	8,414	Euro	320	10–8–20	Barclays Capital, Inc.	—	5
South African Rand	3,000	U.S. Dollar	179	10–8–20	Barclays Capital, Inc.	—	—*
U.S. Dollar	667	Malaysian Ringgit	2,780	10–8–20	Barclays Capital, Inc.	2	—

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	392	Chilean Peso	304,000	10–13–20	Barclays Capital, Inc.	$ —	$ 5
U.S. Dollar	637	South Korean Won	756,000	10–15–20	Barclays Capital, Inc.	10	—
Singapore Dollar	450	U.S. Dollar	331	10–16–20	Barclays Capital, Inc.	1	—
U.S. Dollar	190	Singapore Dollar	260	10–16–20	Barclays Capital, Inc.	—*	—
Hungarian Forint	88,195	U.S. Dollar	290	10–19–20	Barclays Capital, Inc.	6	—
U.S. Dollar	754	Canadian Dollar	1,010	10–22–20	Barclays Capital, Inc.	4	—
Indonesian Rupiah	6,300,000	U.S. Dollar	418	10–23–20	Barclays Capital, Inc.	—	5
Indonesian Rupiah	9,866,843	U.S. Dollar	663	10–27–20	Barclays Capital, Inc.	1	—
Japanese Yen	39,873	Australian Dollar	530	10–28–20	Barclays Capital, Inc.	1	—
U.S. Dollar	1,016	Thai Baht	31,857	10–28–20	Barclays Capital, Inc.	—	10
Hungarian Forint	62,848	U.S. Dollar	200	10–30–20	Barclays Capital, Inc.	—	2
Turkish New Lira	902	U.S. Dollar	120	10–30–20	Barclays Capital, Inc.	4	—
Hungarian Forint	190,363	Euro	550	11–5–20	Barclays Capital, Inc.	32	—
U.S. Dollar	313	Romanian Leu	1,296	11–5–20	Barclays Capital, Inc.	—	2
U.S. Dollar	60	Turkish New Lira	451	11–6–20	Barclays Capital, Inc.	—	2
South African Rand	10,058	U.S. Dollar	595	11–9–20	Barclays Capital, Inc.	—	3
U.S. Dollar	436	South African Rand	7,371	11–9–20	Barclays Capital, Inc.	2	—
U.S. Dollar	1,084	Turkish New Lira	8,211	11–16–20	Barclays Capital, Inc.	—	35
U.S. Dollar	322	Hungarian Forint	96,890	11–18–20	Barclays Capital, Inc.	—	10
U.S. Dollar	380	Malaysian Ringgit	1,569	11–18–20	Barclays Capital, Inc.	—	2
Euro	984	Czech Koruna	26,258	11–19–20	Barclays Capital, Inc.	—	17
U.S. Dollar	385	Australian Dollar	540	11–23–20	Barclays Capital, Inc.	2	—
South Korean Won	55,000	U.S. Dollar	47	11–30–20	Barclays Capital, Inc.	—	—*
Egypt Pound	10,700	U.S. Dollar	611	12–16–20	Barclays Capital, Inc.	—	55
Russian Ruble	59,600	U.S. Dollar	777	12–18–20	Barclays Capital, Inc.	16	—
South African Rand	19,400	U.S. Dollar	1,155	12–23–20	Barclays Capital, Inc.	9	—
U.S. Dollar	382	South African Rand	6,500	12–23–20	Barclays Capital, Inc.	2	—
U.S. Dollar	370	Turkish New Lira	2,930	12–29–20	Barclays Capital, Inc.	—	1
Chilean Peso	49,000	U.S. Dollar	62	10–1–20	Citibank N.A.	—	—*
U.S. Dollar	62	Chilean Peso	49,000	10–1–20	Citibank N.A.	—	—*
Brazilian Real	420	U.S. Dollar	78	10–2–20	Citibank N.A.	3	—
South African Rand	10,600	U.S. Dollar	629	10–2–20	Citibank N.A.	—	4
U.S. Dollar	790	Brazilian Real	4,220	10–2–20	Citibank N.A.	—	38
U.S. Dollar	745	South African Rand	12,400	10–2–20	Citibank N.A.	—	5
Chilean Peso	601,000	U.S. Dollar	790	10–5–20	Citibank N.A.	24	—
Russian Ruble	43,621	U.S. Dollar	591	10–5–20	Citibank N.A.	30	—
U.S. Dollar	531	Chilean Peso	408,948	10–5–20	Citibank N.A.	—	11
Peruvian New Sol	644	U.S. Dollar	181	10–7–20	Citibank N.A.	2	—
U.S. Dollar	98	Peruvian New Sol	344	10–7–20	Citibank N.A.	—	2
Japanese Yen	83,571	Australian Dollar	1,080	10–8–20	Citibank N.A.	—	19
Peruvian New Sol	400	U.S. Dollar	113	10–9–20	Citibank N.A.	2	—
U.S. Dollar	170	Peruvian New Sol	599	10–9–20	Citibank N.A.	—	3
Chilean Peso	989,000	U.S. Dollar	1,309	10–14–20	Citibank N.A.	49	—
Chinese Yuan Renminbi Offshore	6,342	U.S. Dollar	927	10–14–20	Citibank N.A.	—	7
U.S. Dollar	582	Chinese Yuan Renminbi	4,000	10–16–20	Citibank N.A.	6	—
U.S. Dollar	139	Singapore Dollar	190	10–16–20	Citibank N.A.	1	—
U.S. Dollar	1,065	Chinese Yuan Renminbi	7,400	10–20–20	Citibank N.A.	23	—
Canadian Dollar	2,080	U.S. Dollar	1,573	10–22–20	Citibank N.A.	11	—
Australian Dollar	1,080	Japanese Yen	81,477	10–23–20	Citibank N.A.	—	1
U.S. Dollar	659	Indonesian Rupiah	9,700,000	10–23–20	Citibank N.A.	—	8
Russian Ruble	17,318	U.S. Dollar	220	10–29–20	Citibank N.A.	—	2

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	315	Mexican Peso	7,099	10–29–20	Citibank N.A.	$ 5	$ —
U.S. Dollar	924	Russian Ruble	72,666	10–29–20	Citibank N.A.	9	—
U.S. Dollar	753	Russian Ruble	59,400	11–2–20	Citibank N.A.	10	—
Brazilian Real	4,770	U.S. Dollar	843	11–4–20	Citibank N.A.	—	5
U.S. Dollar	984	Brazilian Real	5,560	11–4–20	Citibank N.A.	6	—
Euro	550	Hungarian Forint	189,892	11–5–20	Citibank N.A.	—	33
U.S. Dollar	80	Chinese Yuan Renminbi	550	11–9–20	Citibank N.A.	1	—
U.S. Dollar	1,181	Chinese Yuan Renminbi	8,100	11–10–20	Citibank N.A.	10	—
Turkish New Lira	2,210	U.S. Dollar	305	11–16–20	Citibank N.A.	23	—
U.S. Dollar	84	Hungarian Forint	25,000	11–18–20	Citibank N.A.	—	3
Australian Dollar	2,150	U.S. Dollar	1,542	11–23–20	Citibank N.A.	1	—
Chilean Peso	603,000	U.S. Dollar	780	11–23–20	Citibank N.A.	11	—
U.S. Dollar	755	Chilean Peso	592,000	11–23–20	Citibank N.A.	—	1
U.S. Dollar	62	Chilean Peso	49,000	12–4–20	Citibank N.A.	—*	—
U.S. Dollar	624	Egypt Pound	10,700	12–16–20	Citibank N.A.	42	—
U.S. Dollar	1,507	South African Rand	26,000	12–23–20	Citibank N.A.	29	—
U.S. Dollar	1,584	Japanese Yen	167,000	10–1–20	Goldman Sachs International	—	—*
Brazilian Real	24,963	U.S. Dollar	4,534	10–2–20	Goldman Sachs International	87	—
U.S. Dollar	589	Brazilian Real	3,240	10–2–20	Goldman Sachs International	—	12
U.S. Dollar	637	South African Rand	10,600	10–2–20	Goldman Sachs International	—	4
Chilean Peso	416,948	U.S. Dollar	533	10–5–20	Goldman Sachs International	2	—
Russian Ruble	16,395	U.S. Dollar	208	10–5–20	Goldman Sachs International	—	3
U.S. Dollar	793	Russian Ruble	60,015	10–5–20	Goldman Sachs International	—	21
Russian Ruble	177,967	U.S. Dollar	2,300	10–6–20	Goldman Sachs International	10	—
U.S. Dollar	208	Russian Ruble	16,394	10–6–20	Goldman Sachs International	3	—
Malaysian Ringgit	1,310	U.S. Dollar	315	10–7–20	Goldman Sachs International	—	—*
U.S. Dollar	578	Malaysian Ringgit	2,410	10–7–20	Goldman Sachs International	2	—
Malaysian Ringgit	340	U.S. Dollar	82	10–8–20	Goldman Sachs International	—*	—
Chinese Yuan Renminbi Offshore	20,608	U.S. Dollar	3,005	10–13–20	Goldman Sachs International	—	30
U.S. Dollar	1,271	Chilean Peso	999,000	10–14–20	Goldman Sachs International	1	—
Russian Ruble	90,800	U.S. Dollar	1,255	10–15–20	Goldman Sachs International	88	—
South Korean Won	701,000	U.S. Dollar	604	10–15–20	Goldman Sachs International	4	—
U.S. Dollar	1,280	Russian Ruble	91,600	10–15–20	Goldman Sachs International	—	102
Russian Ruble	34,657	U.S. Dollar	459	10–16–20	Goldman Sachs International	14	—
U.S. Dollar	407	Malaysian Ringgit	1,690	10–16–20	Goldman Sachs International	—	1
Colombian Peso	1,948,616	U.S. Dollar	526	10–19–20	Goldman Sachs International	18	—
Euro	330	Israeli Shekel	1,337	10–19–20	Goldman Sachs International	3	—
U.S. Dollar	554	Chilean Peso	427,894	10–26–20	Goldman Sachs International	—	8
Australian Dollar	1,070	Japanese Yen	79,193	10–28–20	Goldman Sachs International	—	15
Euro	309	Polish Zloty	1,404	10–28–20	Goldman Sachs International	1	—
U.S. Dollar	549	Mexican Peso	12,256	10–30–20	Goldman Sachs International	4	—
U.S. Dollar	136	Turkish New Lira	961	10–30–20	Goldman Sachs International	—	12
U.S. Dollar	533	Chilean Peso	416,948	11–2–20	Goldman Sachs International	—	2
Brazilian Real	2,090	U.S. Dollar	372	11–4–20	Goldman Sachs International	—	—*
Turkish New Lira	1,772	U.S. Dollar	240	11–4–20	Goldman Sachs International	12	—
U.S. Dollar	3,885	Brazilian Real	21,500	11–4–20	Goldman Sachs International	—	60
U.S. Dollar	386	Turkish New Lira	2,900	11–4–20	Goldman Sachs International	—	13
Mexican Peso	14,451	U.S. Dollar	683	11–9–20	Goldman Sachs International	32	—
Chinese Yuan Renminbi Offshore	7,525	U.S. Dollar	1,095	11–12–20	Goldman Sachs International	—	11
Mexican Peso	44,184	U.S. Dollar	1,945	11–12–20	Goldman Sachs International	—	43
Philippine Peso	7,197	U.S. Dollar	148	11–12–20	Goldman Sachs International	—	1
U.S. Dollar	4,973	Mexican Peso	112,438	11–12–20	Goldman Sachs International	87	—

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	483	Chinese Yuan Renminbi	3,300	11–13–20	Goldman Sachs International	$ 2	$ —
U.S. Dollar	376	Turkish New Lira	2,920	11–16–20	Goldman Sachs International	—	3
U.S. Dollar	496	Thai Baht	15,498	11–18–20	Goldman Sachs International	—	7
Chilean Peso	341,000	U.S. Dollar	443	12–3–20	Goldman Sachs International	8	—
Chilean Peso	69,561	U.S. Dollar	90	12–4–20	Goldman Sachs International	2	—
U.S. Dollar	989	Russian Ruble	75,400	12–18–20	Goldman Sachs International	—	26
Egypt Pound	4,810	U.S. Dollar	298	12–23–20	Goldman Sachs International	—	1
South African Rand	19,996	U.S. Dollar	1,169	12–23–20	Goldman Sachs International	—	13
U.S. Dollar	374	South African Rand	6,400	12–23–20	Goldman Sachs International	4	—
Turkish New Lira	2,960	U.S. Dollar	367	12–29–20	Goldman Sachs International	—	6
Egypt Pound	2,560	U.S. Dollar	154	3–22–21	Goldman Sachs International	—	1
U.S. Dollar	3,329	Brazilian Real	17,924	10–2–20	JPMorgan Securities LLC	—	137
South Korean Won	55,000	U.S. Dollar	46	10–5–20	JPMorgan Securities LLC	—	1
U.S. Dollar	792	Chilean Peso	609,000	10–5–20	JPMorgan Securities LLC	—	16
U.S. Dollar	47	South Korean Won	55,000	10–5–20	JPMorgan Securities LLC	—*	—
Euro	337	Mexican Peso	8,600	10–8–20	JPMorgan Securities LLC	—	6
U.S. Dollar	307	South African Rand	5,157	10–8–20	JPMorgan Securities LLC	1	—
Australian Dollar	540	U.S. Dollar	391	10–13–20	JPMorgan Securities LLC	4	—
Canadian Dollar	1,020	U.S. Dollar	764	10–22–20	JPMorgan Securities LLC	—	2
U.S. Dollar	1,568	Canadian Dollar	2,090	10–22–20	JPMorgan Securities LLC	2	—
Japanese Yen	80,074	Australian Dollar	1,080	10–23–20	JPMorgan Securities LLC	14	—
Thai Baht	2,300	U.S. Dollar	73	10–28–20	JPMorgan Securities LLC	1	—
Turkish New Lira	510	U.S. Dollar	69	10–30–20	JPMorgan Securities LLC	3	—
U.S. Dollar	146	Turkish New Lira	1,100	10–30–20	JPMorgan Securities LLC	—	5
Turkish New Lira	2,577	U.S. Dollar	349	11–4–20	JPMorgan Securities LLC	18	—
U.S. Dollar	192	Turkish New Lira	1,449	11–4–20	JPMorgan Securities LLC	—	6
Polish Zloty	2,020	U.S. Dollar	540	11–5–20	JPMorgan Securities LLC	17	—
Romanian Leu	790	U.S. Dollar	191	11–5–20	JPMorgan Securities LLC	2	—
Mexican Peso	2,200	U.S. Dollar	100	11–9–20	JPMorgan Securities LLC	1	—
U.S. Dollar	81	Russian Ruble	5,937	11–9–20	JPMorgan Securities LLC	—	5
Chinese Yuan Renminbi Offshore	5,958	U.S. Dollar	868	11–10–20	JPMorgan Securities LLC	—	8
U.S. Dollar	1,004	Chinese Yuan Renminbi	6,900	11–12–20	JPMorgan Securities LLC	10	—
Turkish New Lira	6,530	U.S. Dollar	906	11–16–20	JPMorgan Securities LLC	72	—
U.S. Dollar	65	Turkish New Lira	490	11–16–20	JPMorgan Securities LLC	—	2
U.S. Dollar	1,145	Australian Dollar	1,610	11–23–20	JPMorgan Securities LLC	8	—
Chinese Yuan Renminbi Offshore	752	U.S. Dollar	110	11–30–20	JPMorgan Securities LLC	—	1
Egypt Pound	4,820	U.S. Dollar	301	11–30–20	JPMorgan Securities LLC	—	—*
South African Rand	5,804	U.S. Dollar	335	12–23–20	JPMorgan Securities LLC	—	8
U.S. Dollar	753	South African Rand	12,800	12–23–20	JPMorgan Securities LLC	3	—
Turkish New Lira	2,960	U.S. Dollar	372	12–29–20	JPMorgan Securities LLC	—	1
Hungarian Forint	520,779	Euro	1,466	3–30–21	JPMorgan Securities LLC	51	—
Japanese Yen	167,000	U.S. Dollar	1,581	10–1–20	Morgan Stanley International	—	2
South African Rand	1,800	U.S. Dollar	106	10–2–20	Morgan Stanley International	—	1
Indonesian Rupiah	3,000,000	U.S. Dollar	201	10–15–20	Morgan Stanley International	—	—*
Euro	343	Israeli Shekel	1,400	10–19–20	Morgan Stanley International	6	—
Chinese Yuan Renminbi	1,000	U.S. Dollar	147	10–20–20	Morgan Stanley International	—	—*
Czech Koruna	15,151	U.S. Dollar	667	10–23–20	Morgan Stanley International	10	—
U.S. Dollar	963	Czech Koruna	21,755	10–23–20	Morgan Stanley International	—	21

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	1,468	Japanese Yen	155,000	11–2–20	Morgan Stanley International	$ 2	$ —
U.S. Dollar	744	Colombian Peso	2,900,000	11–3–20	Morgan Stanley International	12	—
U.S. Dollar	3,137	Polish Zloty	11,728	11–5–20	Morgan Stanley International	—	102
U.S. Dollar	106	South African Rand	1,800	11–9–20	Morgan Stanley International	1	—
Polish Zloty	903	U.S. Dollar	240	11–12–20	Morgan Stanley International	7	—
U.S. Dollar	946	Polish Zloty	3,541	11–12–20	Morgan Stanley International	—	30
U.S. Dollar	374	Hungarian Forint	109,753	11–18–20	Morgan Stanley International	—	21
U.S. Dollar	371	Hungarian Forint	110,115	12–3–20	Morgan Stanley International	—	16
South African Rand	6,500	U.S. Dollar	385	12–23–20	Morgan Stanley International	—*	—
Euro	2,931	Hungarian Forint	1,073,360	3–30–21	Morgan Stanley International	—	—*
						$1,039	$1,086

The following futures contracts were outstanding at September 30, 2020 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Treasury Note	Short	6	12–21–20	600	$ (837)	$(2)
U.S. 30-Year Treasury Bond	Short	3	12–21–20	300	(529)	1
					$(1,366)	$ (1)

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2020:

Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount (C)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Pay	1-Day Mumbai Interbank Outright Rate	4.120%	9/16/2022	INR 2,293	$ 7	$—	$ 7
Receive	1-Year Camara vs. Interest Rate Swap Peso	2.355%	12/16/2030	CLP 518	—*	—	—*
Pay	3-Month Johannesburg Interbank Agreed Rate	5.860%	12/21/2024	ZAR 1,224	2	—	2
Pay	3-Month Johannesburg Interbank Agreed Rate	5.440%	12/16/2025	971	9	—	9
Pay	6-Month Budapest Interbank Offered Rate	0.725%	12/16/2022	HUF 3,112	(29)	—	(29)
Receive	6-Month Budapest Interbank Offered Rate	1.260%	12/16/2023	1,302	—*	—	—*
Receive	6-Month Budapest Interbank Offered Rate	1.495%	12/16/2030	776	17	—	17
Pay	6-Month EURIBOR	0.326%	12/16/2025	EUR 1,557	8	—	8
Pay	6-Month EURIBOR	0.323%	12/16/2025	1,441	7	—	7
Receive	6-Month EURIBOR	0.083%	12/16/2050	235	(18)	—	(18)
Receive	6-Month EURIBOR	0.070%	12/16/2050	246	(6)	—	(6)
Receive	6-Month Prague Interbank Offered Rate	0.670%	12/16/2025	CZK 1,135	(3)	—	(3)
Pay	6-Month Thai Baht Interest Rate Fixing Rate	0.756%	5/18/2025	THB 881	—*	—	—*
Receive	6-Month Warsaw Interbank Offered Rate	1.267%	9/17/2030	PLN 1,238	6	—	6
Receive	1-Day Brazil Interbank Deposit Rate	4.305%	1/3/2023	BRL 1,076	—*	—	—*
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	4.360%	12/15/2021	MXN 1,273	(1)	—	(1)

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount (C)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	5.100%	12/10/2025	MXN 1,976	$ (5)	$ —	$ (5)
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	5.468%	12/8/2027	916	(3)	—	(3)
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	5.868%	12/4/2030	778	(3)	—	(3)
Pay	3-Month Johannesburg Interbank Agreed Rate	5.870%	12/21/2024	ZAR 1,231	2	—	2
Pay	3-Month Johannesburg Interbank Agreed Rate	6.060%	12/21/2024	2,113	11	—	11
Pay	3-Month Johannesburg Interbank Agreed Rate	5.510%	12/17/2025	498	6	—	6
Pay	3-Month LIBOR	0.403%	12/16/2025	$ 1,061	2	—	2
Pay	3-Month LIBOR	0.765%	12/16/2025	1,350	26	—	26
Receive	3-Month LIBOR	0.988%	12/16/2050	584	16	—	16
Receive	6-Month Budapest Interbank Offered Rate	1.390%	12/16/2025	HUF 854	1	—	1
Receive	6-Month Prague Interbank Offered Rate	0.785%	12/16/2025	CZK 1,286	(12)	—	(12)
Pay	6-Month Warsaw Interbank Offered Rate	0.384%	12/16/2023	PLN 733	1	—	1
Pay	6-Month Warsaw Interbank Offered Rate	0.536%	12/16/2024	713	2	—	2
Pay	6-Month Warsaw Interbank Offered Rate	0.670%	12/16/2025	401	2	—	2
Pay	1-Day Mumbai Interbank Outright Rate	3.955%	8/23/2022	INR 4,204	8	—	8
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	4.505%	12/14/2022	MXN 393	—*	—	—*
Pay	3-Month LIBOR	0.374%	12/16/2025	$ 815	1	—	1
Receive	3-Month LIBOR	1.058%	12/16/2050	260	4	—	4
Pay	6-Month Budapest Interbank Offered Rate	0.950%	12/16/2022	HUF 1,880	(9)	—	(9)
Receive	6-Month Budapest Interbank Offered Rate	1.703%	12/16/2030	465	3	—	3
					$52	$ —	$52

The following over the counter interest rate swap agreements were outstanding at September 30, 2020:

Counterparty	Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount (C)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Barclays Bank plc	Pay	6-Month LIBOR	7.650%	3/9/2024	IDR 1,133	$ 26	$ —	$ 26
Citibank N.A.	Pay	7-Day China Fixing Repo Rates	2.600%	7/5/2022	CNY 1,620	3	—	3
Goldman Sachs International	Receive	3-Month LIBOR	14.650%	12/15/2022	$ 900	(20)	—	(20)
Goldman Sachs International	Pay	3-Month RUB NFEA MosPrime Rate	5.230%	12/16/2023	RUB 1,625	(8)	—	(8)
Goldman Sachs International	Pay	3-Month RUB NFEA MosPrime Rate	5.235%	12/16/2023	1,549	(8)	—	(8)
Goldman Sachs International	Pay	7-Day China Fixing Repo Rates	2.629%	7/5/2022	CNY 1,621	4	—	4

SCHEDULE OF INVESTMENTS IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND *(in thousands)*

SEPTEMBER 30, 2020

Counterparty	Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount (C)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
JPMorgan Chase Bank N.A.	Receive	1-Day Borsa Istanbul Turkish Lira Overnight Reference Rate	13.400%	12/16/2025	TRY 163	$ (2)	$ —	$ (2)
JPMorgan Chase Bank N.A.	Receive	3-Month LIBOR	13.500%	12/15/2022	$ 600	(1)	—	(1)
JPMorgan Chase Bank N.A.	Pay	6-Month LIBOR	9.800%	10/9/2022	IDR 210	16	—	16
Morgan Stanley & Co. International plc	Pay	3-Month Kuala Lumpur Interbank Offered Rate	3.205%	1/9/2022	MYR2,534	53	—	53
Morgan Stanley & Co. International plc	Receive	3-Month Kuala Lumpur Interbank Offered Rate	3.340%	1/9/2030	618	(37)	—	(37)
Morgan Stanley & Co. International plc	Pay	6-Month LIBOR	7.400%	4/24/2024	IDR 943	44	—	44
						$70	$ —	$70

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$ 7	$ —	$ —
Corporate Debt Securities	—	227	—
Other Government Securities	—	49,167	—
Short-Term Securities	8,640	573	—
Total	$8,647	$49,967	$ —
Centrally Cleared Credit Default Swaps	$ 5	$ —	$ —
Forward Foreign Currency Contracts	$ —	$ 1,039	$ —
Futures Contracts	$ 1	$ —	$ —
Centrally Cleared Interest Rate Swaps	$ —	$ 141	$ —
Over the Counter Interest Rate Swaps	$ —	$ 146	$ —
Liabilities			
Centrally Cleared Credit Default Swaps	$ 8	$ —	$ —
Over the Counter Credit Default Swaps	$ —	$ 7	$ —
Forward Foreign Currency Contracts	$ —	$ 1,086	$ —
Futures Contracts	$ 2	$ —	$ —
Centrally Cleared Interest Rate Swaps	$ —	$ 89	$ —
Over the Counter Interest Rate Swaps	$ —	$ 76	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)	
Other Government Securities	81.3%
Corporate Bonds	0.4%
Other+	18.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)

Ivy Pictet Targeted Return Bond Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Pictet Asset Management (Pictet).

Below, portfolio managers Andres Sanchez Balcazar, CFA, David Bopp, CFA and Ella Hoxha of Pictet discuss positioning, performance and results for the fiscal year ended September 30, 2020. Ella Hoxha was added as a co-portfolio manager in March 2019 and has 17 years of industry experience. Mr. Balcazar and Mr. Bopp have managed the Fund since its inception in January 2016 and have 20 and 16 years of industry experience, respectively.

Fiscal Year Performance

For the 12 months ended September 30, 2020	
Ivy Pictet Targeted Return Bond Fund (Class A shares at net asset value)	2.07%
Ivy Pictet Targeted Return Bond Fund (Class A shares including sales charges)	-3.77%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of U.S. Treasury Bills with a remaining maturity between 1-3 months)	0.96%
Morningstar Nontraditional Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.61%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Positive performance in volatile year

The Fund outperformed its benchmark and Morningstar peer group for the fiscal year ended September 30, 2020. Rates contributed positively as our long duration position in both U.S. Treasuries and German bunds benefitted from the continued accommodative monetary policies. Rates positioning detracted during the fourth quarter of 2019 when markets preferred risk assets over safe-haven governments, and rates sold off while yield curves steepened. Rates, covering both duration and yield curve positioning, was positive for each of the first three quarters in 2020. Within our allocation in U.S. dollar duration, which we increased during 2020, our long-dated U.S. Treasuries were the main positive contributor, particularly benefitting the portfolio during the first quarter of 2020. In the third quarter of 2020, rates positions were slightly positive as our U.S. Treasury Inflation Protected Securities (TIPS) positions performed well as inflation expectations rose during the quarter. Performance was also slightly positive from our U.K. gilt positions, while performance from our long China local currency bonds was negative as rates rose in the long end of the Chinese government curve. European duration positions were also positive as our long-dated bund positions rallied and the bund yield curve flattened. We had a positive contribution from Italian government bonds and our French linker position as French spreads tightened versus Germany. Overall, our long duration in German Bunds, held in long-dated maturities, was positive over the fiscal year ending Sept 30, 2020.

Spread detracted from performance

Spread allocation was mixed over the twelve months ending Sept. 30, 2020, for a net negative contribution for the twelve-month period. Investor appetite for risk was solid in the last quarter of 2019 with developed market sovereigns and corporates (along with emerging markets) holdings all performed positively. However, as the COVID-19 virus took hold early in 2020, both developed and emerging-markets spread sharply, underperformed over the first quarter across all sectors. The subsequent two quarters did not fully reverse that underperformance.

Overall, risk assets performed well during the second quarter of 2020, particularly our hard currency, emerging market sovereign and corporate positions. Developed market corporate allocation to financials, consumer cyclicals and energy underperformed the most in during the first quarter of 2020, but the same sectors rebounded during the second quarter, recouping approximately half of the earlier losses. Our allocation to developed market sovereigns was positive throughout the twelve-month period. Our peripheral spreads tightening position (in Italy and Spain) had a small detraction over the first quarter, while our Italian government bonds allocation performed strongly in the second quarter of 2020, with positive contribution as well from Portugal. Holdings in peripheral Europe continued to contribute positively during the third quarter of 2020.

In emerging markets, hard currency sovereign holdings in Latin America and Africa rebounded during the second and third quarters of 2020 as emerging-market central banks followed developed markets in cutting policy rates. China property bonds, which had been the strongest emerging-market corporate contributor in the second quarter, detracted in the third quarter of 2020 as that sector came under pressure to de-lever to meet new domestic regulations. Emerging-market local currency bonds detracted from third quarter 2020 performance as Mexican rates rose as the growth outlook improved and as Argentina limited local companies' access to U.S. dollars, which limited further the convertibility of the Argentinian peso.

Currency positively contributed to performance

Our long U.S. dollar bias throughout the period was a positive for performance, particularly versus our short emerging-market currency exposure. Our short positioning in the German bund also worked well. Safe-haven currencies like the yen, euro and Swiss franc had a broadly neutral contribution earlier in the fiscal period but contributed positively in the quarter ending in September.

Portfolio activity

We increased the overall portfolio duration during the fourth quarter of 2019 by adding to the long-end of U.S. Treasuries where the curve remained relatively steep. In developed market government spread, we initiated long Canada and Australia versus short U.S. Treasury positions. In Europe, we closed our long U.K. duration position, while adding slightly to Sweden duration. In developed market credit, we reduced European sub-insurance holdings due to expensive valuations and deteriorating fundamentals, while adding to selected European autos. In emerging-market local rates, the overall duration was increased slightly as we added a long position in Mexico, while taking profits and closing our short position in South Korea. In hard currency emerging markets, we reduced our exposures in Sri Lanka as well as in Colombia given the high risk of fiscal slippage with the local protests.

Our developed markets rates positions were long duration as we headed into the COVID-19 crisis as we felt that yields were not reflecting the continuation of the monetary policy easing that started in 2019. Over the first quarter 2020, we kept portfolio duration largely the same, but re-allocated the composition of our duration, favoring U.S. Treasuries being the deepest, most liquid bond market. When Treasury yields sold off in March, together with most of the other financial markets around the world, we increased the portfolio duration by adding to intermediate maturities, but still weighting the long end. We closed our long positions in Norway and Canada, both profitably after their central banks cut rates and launched quantitative easing. In reallocating to bunds and U.S. Treasuries respectively, we increased liquidity in the portfolio. We reduced our France spread widener slightly but kept the position as a hedge to our European credit positions. We used the widening opportunity in European periphery to buy a small allocation in Spain and Portugal. We also added to our long China duration.

In credit, we participated in the new issue market selectively, when levels were perceived to be attractive and liquidity available. We bought protection on the senior part of the capital structure of certain financials and added risk in select sub-financial issuers. We also added to our holdings in energy and autos, particularly high-quality names or big global issuers with adequate access to liquidity, either in public or private debt markets. Balancing this allocation, we added risk in non-cyclical issuers we feel offered attractive fundamental value. In currency, we moved from a short U.S. dollar position at the start of 2020 to long U.S. dollar, primarily versus our short emerging-market currencies. After closing our short German bund position in the first quarter of 2020 and moving to a long position, we became increasingly bearish and re-instated our short in the second quarter as a hard Brexit was becoming increasingly likely amidst the government's weak handling of the COVID-19 crisis. We also switched from a short position in the euro to a long position and reduced our long yen exposure.

During the final quarter of the period, we increased overall portfolio duration as we continue to favor the long end of the U.S. Treasury curve. We added to our TIPS position on attractive valuations. In spread, we reduced our exposure to Peru on deteriorating fundamentals and reduced exposure in Spain in favor of Italy. We also rotated out of select British insurers into European insurers on Brexit concerns. We continue to focus on high quality issuers, but on issues lower in their capital structure versus lower credit quality. In currency, we increased our long euro versus short German bund and our long U.S. dollar versus short emerging-market currencies.

Outlook

After the presidential debate in the U.S., Democratic candidate Joe Biden has extended his lead in the polls, and we believe seems very likely to be the next U.S. president. Given the already wide margin of Biden's lead, markets have moved to price a Democratic sweep given the usual correlation between the Presidential election and the way people vote for Congress. Yields and equities have moved higher and the U.S. dollar weaker, assuming a higher probability of a large fiscal package, higher taxes for corporations, more regulation and a softer approach to diplomacy.

We would challenge some of these assumptions. First of all, it does not seem like a done deal that the Democrats will take the Senate, and we might have to wait for a possible runoff election in Georgia in January to see who has the majority. We have seen that, usually, a Democratic president with a divided Congress will struggle to pass a large fiscal package or a broad set of regulations. Also, it is not that evident to us that the U.S. dollar should trade lower in the medium term if the Democrats win the presidency and both chambers of Congress. If that is the case, we believe that the U.S. would be in a much better position than any other developed market to stimulate the economy, supporting the U.S. dollar versus other currencies. Also it seems that in that situation, we think that the Fed would not step up asset purchases, giving further support to the U.S. dollar. Conversely, in Europe after a summer where fiscal and monetary policies went beyond investors' expectations, we are facing a second virus wave with little hope of further policy easing. As a result, we have increased our duration in the long end of the U.S. curve and increased our exposure to the U.S. dollar where possible, using the volatility markets where investors had priced already the risk of a contested election.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Sovereign debt instruments are also subject to the risk that a government or agency issuing the debt may be unable to pay interest and/or principal due to cash flow problems, insufficient foreign currency reserves or political concerns.

The use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pictet Targeted Return Bond Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Purchased Options	0.1%
Bonds	88.8%
Other Government Securities	32.8%
Corporate Debt Securities	30.7%
United States Government and Government Agency Obligations	25.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.1%

Quality Weightings

Investment Grade	76.1%
AAA	22.1%
AA	15.5%
A	8.3%
BBB	30.2%
Non-Investment Grade	12.7%
BB	8.2%
B	4.1%
CCC	0.1%
Below CCC	0.0%
Non-rated	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+and Purchased Options	11.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Country Weightings

North America	35.2%
United States	34.0%
Other North America	1.2%
Europe	37.4%
Germany	11.7%
Italy	10.9%
Other Europe	14.8%
Pacific Basin	8.5%
China	5.1%
Other Pacific Basin	3.4%
Other	3.4%
Bahamas/Caribbean	1.7%
South America	1.7%
Africa	0.5%
Asia	0.4%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	11.2%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, Foreign Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy Pictet Targeted Return Bond Fund, Class A Shares(1) $10,636
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index $10,574
1-4 2016
9-30 2016
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class I	Class N	Class Y
1-year period ended 9-30-20	-3.77%	1.32%	2.19%	2.41%	2.07%
5-year period ended 9-30-20	—	—	—	—	—
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20(4)	1.31%	1.87%	2.80%	2.94%	2.60%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class C shares carry a maximum contingent deferred sales charge (CDSC) of 1% (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)1-4-16 for Class A shares, 1-4-16 for Class C shares, 1-4-16 for Class I shares, 1-4-16 for Class N shares and 1-4-16 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

SEPTEMBER 30, 2020

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
EUR versus USD, Call $1.19, Expires 6–17–21, OTC (Ctrpty: Barclays Capital, Inc.)	6,495,000	6,495	$120
Euro-Bobl 5-Year Bond December Futures, Call $143.50, Expires 11–20–20	66	6,600	—*
Euro-Oat 10-Year Bond December Futures, Call $190.00, Expires 11–20–20	88	8,800	1
GBP versus USD:			
Put $1.22, Expires 11–26–20, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	8,880,000	8,880	40
Call $1.37, Expires 12–21–20, OTC (Ctrpty: Citibank N.A.)	5,928,000	5,928	17
iTraxx Europe Crossover, Series 33 Index, Put EUR75.00, Expires 10–21–20, OTC (Ctrpty: Goldman Sachs International) (A)	6,800,000	6,800	6
Markit CDX Investment Grade, Series 34 Index, Put $85.00, Expires 10–21–20, OTC (Ctrpty: Goldman Sachs International)	23,000,000	23,000	64
U.S. 10-Year Treasury Note December Futures, Call $159.50, Expires 11–20–20	195	19,500	1
U.S. 5-Year Treasury Note December Futures, Put $116.50, Expires 11–20–20	218	21,800	1
U.S. Treasury Long Bond December Futures, Call $211.00, Expires 11–20–20	101	10,100	2
USD versus CHF, Put $0.91, Expires 11–4–20, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	3,875,000	3,875	20
USD versus JPY, Call $108.30, Expires 11–19–20, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	7,730,000	7,730	14
USD versus KRW, Call $1,203.78, Expires 10–12–20, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	3,840,000	3,840	$ 1
TOTAL PURCHASED OPTIONS – 0.1%			$ 287
(Cost: $689)			

CORPORATE DEBT SECURITIES		Principal	Value
Communication Services			
Broadcasting – 0.5%			
Discovery Communications LLC (GTD by Discovery, Inc.), 5.300%, 5–15–49	$	369	452
Fox Corp., 5.576%, 1–25–49		372	514
			966
Cable & Satellite – 0.7%			
Altice France S.A., 5.875%, 2–1–27 (A)	EUR	363	449
Charter Communications Operating LLC and Charter Communications Operating Capital Corp., 5.750%, 4–1–48	$	450	557
Summer BidCo B.V. (9.000% Cash or 9.750% PIK), 9.000%, 11–15–25 (A)(B)	EUR	210	247
			1,253
Integrated Telecommunication Services – 1.5%			
AT&T, Inc.:			
4.250%, 6–1–43 (A)	GBP	176	278
3.650%, 9–15–59 (C)	$	561	542
British Telecommunications plc, 3.250%, 11–8–29		870	934
CK Hutchison Group Telecom Finance S.A., 1.500%, 10–17–31 (A)	EUR	200	243
Oi S.A. (10.000% Cash or 8.000% Cash and 4.000% PIK), 10.000%, 7–27–25 (B)	$	215	208
Telefonica Emisiones S.A.:			
7.045%, 6–20–36		145	208
5.213%, 3–8–47		400	474
			2,887
Wireless Telecommunication Service – 0.2%			
SoftBank Group Corp., 4.000%, 9–19–29 (A)	EUR	340	398
Total Communication Services – 2.9%			5,504
Consumer Discretionary			
Apparel, Accessories & Luxury Goods – 0.2%			
PVH Corp., 3.125%, 12–15–27 (A)	EUR	340	$ 401
Auto Parts & Equipment – 0.5%			
Grupo-Antolin Irausa S.A., 3.250%, 4–30–24 (A)		134	133
IHO Verwaltungs GmbH (3.875% Cash or 4.625% PIK), 3.875%, 5–15–27 (A)(B)		300	352
ZF Europe Finance B.V., 3.000%, 10–23–29 (A)		400	419
			904
Automobile Manufacturers – 1.3%			
Daimler AG, 1.125%, 11–6–31 (A)		870	1,029
General Motors Co., 6.800%, 10–1–27	$	490	595
Jaguar Land Rover Automotive plc, 5.875%, 11–15–24 (A)	EUR	220	232
Volkswagen International Finance N.V., 3.375%, 6–27–69 (A)		500	590
			2,446
Home Improvement Retail – 0.3%			
Lowe's Co., Inc., 4.550%, 4–5–49	$	470	605
Restaurants – 0.1%			
Starbucks Corp., 4.450%, 8–15–49		246	298
Total Consumer Discretionary – 2.4%			4,654
Consumer Staples			
Brewers – 0.4%			
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 5.800%, 1–23–59		365	521
Heineken N.V., 1.625%, 3–30–25 (A)	EUR	200	250
			771
Drug Retail – 0.3%			
CVS Health Corp., 5.050%, 3–25–48	$	489	622
Hypermarkets & Super Centers – 0.3%			
Carrefour S.A., 2.625%, 12–15–27 (A)	EUR	400	534
Packaged Foods & Meats – 0.3%			
Mars, Inc., 4.200%, 4–1–59 (C)	$	395	503
Total Consumer Staples – 1.3%			2,430

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Integrated Oil & Gas – 2.3%		
Eni S.p.A., 0.625%, 1–23–30 (A)	EUR1,850	$2,180
Nexen Energy ULC, 6.400%, 5–15–37	$ 229	339
Pemex Project Funding Master Trust (GTD by Petroleos Mexicanos), 6.625%, 6–15–35	352	292
Petroleos Mexicanos, 4.875%, 2–21–28 (A)	EUR 281	288
PT Perusahaan Gas Negara Tbk, 5.125%, 5–16–24	$ 600	655
Raizen Fuels Finance Ltd., 5.300%, 1–20–27 (C)	589	640
		4,394
Oil & Gas Exploration & Production – 1.1%		
BP Capital Markets plc (GTD by BP plc), 1.231%, 5–8–31 (A)	EUR1,250	1,520
Oil and Gas Holding Co., 7.500%, 10–25–27	$ 600	637
		2,157
Oil & Gas Storage & Transportation – 1.0%		
Energy Transfer Partners L.P., 6.000%, 6–15–48	550	552
Kunlun Energy Co. Ltd., 3.750%, 5–13–25 (D)	464	502
TransCanada PipeLines Ltd., 5.300%, 3–15–77	774	776
		1,830
Total Energy – 4.4%		8,381
Financials		
Asset Management & Custody Banks – 0.5%		
Charming Light Investments Ltd., 4.375%, 12–21–27 (D)	458	519
China Cinda Finance (2017) I Ltd., 4.400%, 3–9–27	404	453
		972
Consumer Finance – 0.6%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 1.950%, 10–18–24 (A)	EUR 360	452
Ford Motor Credit Co. LLC, 3.815%, 11–2–27	$ 650	619
		1,071
Diversified Banks – 3.0%		
ABANCA Corp. Bancaria S.A., 6.125%, 1–18–29 (A)	EUR 300	369
ABN AMRO Bank N.V., 2.875%, 1–18–28 (A)	300	368
Banco Santander S.A., 6.750%, 7–25–68 (A)	200	245
Banque Centrale de Tunisia, 6.375%, 7–15–26 (A)	166	175

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Barclays plc, 2.000%, 2–7–28 (A)	EUR 400	$ 465
BAWAG Group AG, 5.000%, 11–14–68 (A)	200	231
BNP Paribas S.A., 4.500%, 8–25–68 (C)	$ 320	307
Erste Group Bank AG, 6.500%, 10–15–68 (A)	EUR 400	503
Intesa Sanpaolo S.p.A., 3.750%, 8–27–68 (A)	250	240
La Banque Postale, 3.875%, 5–20–68 (A)	400	453
Landesbank Baden-Wuerttemberg, 2.875%, 9–28–26 (A)	400	489
Lloyds Banking Group plc, 7.500%, 4–30–49	$ 210	220
Svenska Handelsbanken AB, 6.250%, 3–1–69	600	652
UniCredit S.p.A.: 5.861%, 6–19–32	400	426
5.459%, 6–30–35 (C)	200	203
Virgin Money UK plc, 4.000%, 9–25–26 (A)	GBP 300	399
		5,745
Diversified Capital Markets – 0.6%		
Credit Suisse Group AG: 3.250%, 4–2–26 (A)	EUR 400	524
7.250%, 3–12–68	$ 400	434
UBS Group AG, 7.000%, 7–31–68	200	213
		1,171
Life & Health Insurance – 1.6%		
CNP Assurances S.A., 2.500%, 6–30–51 (A)	EUR1,300	1,559
Legal & General Group plc, 3.750%, 11–26–49 (A)	GBP 425	562
Pension Insurance Corp., 7.375%, 1–25–69 (A)	304	441
Rothesay Life plc, 6.875%, 3–12–68 (A)	300	411
		2,973
Multi-Line Insurance – 0.1%		
ageas S.A./N.V., 3.875%, 6–10–69 (A)	EUR 200	218
Other Diversified Financial Services – 0.4%		
RCI Banque S.A., 2.625%, 2–18–30 (A)	600	669
Property & Casualty Insurance – 0.3%		
Chubb INA Holdings, Inc. (GTD by Chubb Ltd.), 2.500%, 3–15–38 (A)	243	343
Direct Line Insurance Group plc, 4.750%, 6–7–68 (A)	GBP 200	240
		583

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Finance – 1.2%		
China Great Wall International Holdings III Ltd., 3.875%, 8–31–27	$ 679	$ 742
Huarong Finance 2017 Co. Ltd., 4.250%, 11–7–27	354	379
Intrum AB, 3.000%, 9–15–27 (A)(C)	EUR669	681
Vonovia Finance B.V., 1.125%, 9–14–34 (A)	400	470
		2,272
Thrifts & Mortgage Finance – 0.4%		
Deutsche Pfandbriefbank AG, 2.875%, 6–28–27 (A)	700	801
Total Financials – 8.7%		16,475
Health Care		
Health Care Facilities – 0.2%		
HCA, Inc. (GTD by HCA Holdings, Inc.), 5.250%, 6–15–49	$ 320	389
Health Care Supplies – 0.3%		
Medtronic Global Holdings SCA, 1.750%, 7–2–49 (A)	EUR363	446
Life Sciences Tools & Services – 0.1%		
Thermo Fisher Scientific, Inc., 2.875%, 7–24–37 (A)	158	235
Managed Health Care – 0.3%		
UnitedHealth Group, Inc.: 3.700%, 8–15–49	$ 238	284
3.875%, 8–15–59	233	282
		566
Total Health Care – 0.9%		1,636
Industrials		
Airlines – 0.3%		
Aeroports de Paris S.A., 2.750%, 4–2–30 (A)	EUR400	530
Avianca Holdings S.A., 9.000%, 5–10–23 (C)(E)	$ 440	70
		600
Diversified Support Services – 0.3%		
Logicor Financing S.a.r.l., 3.250%, 11–13–28 (A)	EUR400	531
Industrial Conglomerates – 0.2%		
General Electric Co., 4.125%, 10–9–42	$ 324	328
Railroads – 0.2%		
CSX Corp., 4.750%, 11–15–48	390	517
Total Industrials – 1.0%		1,976

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Information Technology			
IT Consulting & Other Services – 0.4%			
International Business Machines Corp., 4.250%, 5–15–49	$	567	$ 706
Technology Hardware, Storage & Peripherals – 1.0%			
Apple, Inc., 1.125%, 5–11–25		664	679
Hewlett Packard Enterprise Co.:			
4.900%, 10–15–25 (F)		359	411
6.350%, 10–15–45 (F)		530	674
Hewlett Packard Enterprise Co. (3-Month U.S. LIBOR plus 72 bps), 1.024%, 10–5–21 (D)(G)		97	97
			1,861
Total Information Technology – 1.4%			2,567
Materials			
Aluminum – 0.2%			
PT Indonesia Asahan Aluminum Persero Tbk, 6.757%, 11–15–48		315	404
Diversified Chemicals – 0.6%			
Chemours Co. (The), 4.000%, 5–15–26 (A)	EUR	200	223
CNAK (HK) Finbridge Co. Ltd., 5.125%, 3–14–28	$	200	228
Dow Chemical Co. (The), 4.375%, 11–15–42		500	564
			1,015
Fertilizers & Agricultural Chemicals – 0.3%			
Israel Chemicals Ltd., 6.375%, 5–31–38		413	525
Specialty Chemicals – 0.4%			
International Flavors & Fragrances, Inc., 5.000%, 9–26–48		343	424
Westlake Chemical Corp., 1.625%, 7–17–29 (A)	EUR	344	396
			820
Total Materials – 1.5%			2,764
Real Estate			
Diversified Real Estate Activities – 1.4%			
Blackstone Property Partners Europe Holdings S.a.r.l., 1.750%, 3–12–29 (A)		284	332
Blackstone Property Partners Europe L.P., 2.200%, 7–24–25 (A)		800	982
Shimao Property Holdings Ltd., 6.125%, 2–21–24	$	842	898
Vanke Real Estate (Hong Kong) Co. Ltd., 3.975%, 11–9–27		335	364
			2,576
Diversified REITs – 0.1%			
Aroundtown S.A., 1.625%, 1–31–28 (A)	EUR	200	$ 241
Hotel & Resort REITs – 0.3%			
China Aoyuan Property Group Ltd.:			
7.500%, 5–10–21	$	234	236
5.375%, 9–13–22		400	395
			631
Industrial REITs – 0.4%			
Prologis Euro Finance LLC (GTD by Prologis L.P.):			
0.625%, 9–10–31 (A)	EUR	340	396
1.500%, 9–10–49 (A)		327	389
			785
Office REITs – 0.3%			
Demire Deutsche Mittelstand Real Estate AG, 1.875%, 10–15–24 (A)		200	216
Inmobiliaria Colonial Socimi S.A., 2.500%, 11–28–29 (A)		200	248
			464
Real Estate Development – 2.8%			
Agile Group Holdings Ltd., 6.700%, 3–7–22 (D)	$	295	302
China Evergrande Group, 8.750%, 6–28–25		936	730
CIFI Holdings Group Co. Ltd., 6.550%, 3–28–24		600	620
Country Garden Holdings Co. Ltd.:			
8.000%, 1–27–24		369	399
7.250%, 4–8–26		200	222
CPI Property Group S.A., 4.875%, 10–16–68 (A)	EUR	400	459
Logan Property Holdings Co. Ltd., 6.500%, 7–16–23	$	302	308
Longfor Properties Co. Ltd., 4.500%, 1–16–28		706	775
RKPF Overseas 2019 A Ltd., 7.875%, 2–1–23		500	523
Sunac China Holdings Ltd., 7.950%, 10–11–23		1,000	1,010
			5,348
Retail REITs – 0.2%			
MAF Global Securities Ltd., 5.500%, 9–7–68		400	396
Specialized REITs – 0.2%			
Digital Stout Holding LLC, 3.750%, 10–17–30 (A)	GBP	300	458
Total Real Estate – 5.7%			10,899
Utilities			
Electric Utilities – 0.3%			
E.ON SE, 1.000%, 10–7–25 (A)	EUR	400	491
Energo-Pro A.S., 4.500%, 5–4–24 (A)	EUR	171	$ 191
			682
Gas Utilities – 0.2%			
Origin Energy Finance Ltd., 2.500%, 10–23–20 (A)		300	352
Total Utilities – 0.5%			1,034
TOTAL CORPORATE DEBT SECURITIES – 30.7%			$58,320
(Cost: $54,570)			

OTHER GOVERNMENT SECURITIES (H)		Principal	Value
Bermuda – 0.3%			
Bermuda Government Bond, 3.375%, 8–20–50	$	472	485
Brazil – 0.8%			
Federative Republic of Brazil, 4.625%, 1–13–28		1,318	1,427
Bulgaria – 0.3%			
Bulgaria Government Bond, 1.375%, 9–23–50 (A)	EUR	505	577
Chile – 0.3%			
Chile Bonos Tesoreria, 3.500%, 1–25–50	$	480	547
China – 2.2%			
China Government Bond, 3.390%, 3–16–50 (A)	CNH	30,710	4,147
Columbia – 0.4%			
Republic of Colombia, 6.125%, 1–18–41	$	523	669
Costa Rica – 0.3%			
Costa Rica Government Bond:			
4.250%, 1–26–23		350	338
6.125%, 2–19–31		200	188
			526
Croatia – 0.2%			
Republic of Croatia, 1.125%, 6–19–29 (A)	EUR	350	417
Dominican Republic – 0.3%			
Dominican Republic, 6.000%, 7–19–28	$	570	613
Egypt – 0.5%			
Arab Republic of Egypt:			
6.375%, 4–11–31 (A)	EUR	374	407
8.500%, 1–31–47 (C)	$	277	268
8.700%, 3–1–49		222	216
			891

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

SEPTEMBER 30, 2020

OTHER GOVERNMENT SECURITIES (H) (Continued)	Principal	Value
Europe – 0.1%		
Republic of Ecuador:		
0.000%, 7–31–30 (C)(I) . . . . . $	17	$ 8
0.500%, 7–31–30 (C)	129	87
0.500%, 7–31–35 (C)	149	84
0.500%, 7–31–40 (C)	56	28
		207
France – 1.1%		
France Government Bond,		
0.100%, 7–25–47 (A) . . . . . . EUR	1,327	2,004
0.400%, 5–15–30 (A)	3,425	4,019
		6,023
Germany – 9.9%		
Bundesrepublik Deutschland,		
0.000%, 2–15–30 (A)(I)	15,220	18,795
Ghana – 0.3%		
Republic of Ghana,		
8.125%, 1–18–26 . . . . $	600	602
Indonesia – 1.0%		
Indonesia Government Bond,		
8.375%, 4–15–39 (A) . . . . . . IDR	7,041,000	503
Republic of Indonesia:		
1.450%, 9–18–26 (A) . . . . . . EUR	187	222
3.850%, 10–15–30 . . . . $	416	471
1.400%, 10–30–31 (A) . . . . . . EUR	219	251
3.700%, 10–30–49 . . . . $	500	535
		1,982
Israel – 0.3%		
Israel Government Bond,		
4.500%, 4–3–20	443	607
Italy – 9.4%		
Buoni del Tesoro Poliennali:		
0.900%, 8–1–22 (A) . . . . EUR	5,710	6,831
0.350%, 2–1–25 (A)	5,980	7,068
		13,899
Ivory Coast – 0.2%		
Ivory Coast Government Bond,		
5.875%, 10–17–31 (A)	350	371
Mexico – 0.2%		
United Mexican States,		
4.750%, 4–27–32 (D) . . . . . . $	276	312

OTHER GOVERNMENT SECURITIES (H) (Continued)	Principal	Value
Nigeria – 0.2%		
Republic of Nigeria,		
7.625%, 11–28–47 . . . . $	479	$ 430
Peru – 0.2%		
Republic of Peru,		
2.392%, 1–23–26	439	460
Qatar – 0.5%		
Qatar Government Bond:		
3.750%, 4–16–30	312	362
5.103%, 4–23–48	440	611
		973
Romania – 0.2%		
Romania Government Bond,		
3.375%, 1–28–50 (A) . . . . EUR	350	418
South Africa – 1.0%		
Republic of South Africa:		
5.875%, 9–16–25 . . . . $	427	456
5.875%, 6–22–30 (D)	588	601
9.000%, 1–31–40 (A) . . . . ZAR	16,991	812
		1,869
Spain – 1.7%		
Spain Government Bond,		
0.500%, 4–30–30 (A)(C) . . . . . . EUR	2,628	3,172
Sri Lanka – 0.1%		
Republic of Sri Lanka,		
6.200%, 5–11–27 (C) . . . . $	380	257
Turkey – 0.1%		
Turkey Government Bond,		
6.350%, 8–10–24	220	219
United Arab Emirates – 0.3%		
Abu Dhabi Government Bond,		
4.125%, 10–11–47	515	650
Uzbekistan – 0.4%		
Republic of Uzbekistan,		
5.375%, 2–20–29	759	847
TOTAL OTHER GOVERNMENT SECURITIES – 32.8%		$62,392
(Cost: $60,393)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 10.8%		
U.S. Treasury Notes,		
0.125%, 1–15–30 . . . . $	18,631	$ 20,574
Treasury Obligations – 14.5%		
U.S. Treasury Bonds,		
3.375%, 11–15–48 (J)	2,733	3,977
U.S. Treasury Notes:		
2.000%, 2–15–25	2,000	2,153
1.125%, 2–28–25	20,580	21,381
		27,511
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 25.3%		$ 48,085
(Cost: $46,658)		
SHORT-TERM SECURITIES	**Shares**	
Money Market Funds (L) – 2.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (K)	2,118	2,118
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	2,600	2,600
		4,718
	Principal	
Treasury Bills (M) – 5.0%		
Japan Government Treasury Bills, -0.126%, 11–10–20 (A) . . . . JPY	1,000,000	9,483
TOTAL SHORT-TERM SECURITIES – 7.5%		$ 14,201
(Cost: $14,018)		
TOTAL INVESTMENT SECURITIES –96.4%		$183,285
(Cost: $176,328)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (N)(O) – 3.6%		6,912
NET ASSETS – 100.0%		$ 190,197

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, BRL – Brazilian Real, CAD – Canadian Dollar, CHF – Swiss Franc, CNH – Chinese Yuan in Hong Kong, CNY – Chinese Yuan Renminbi, CZK – Czech Koruna, EUR – Euro, GBP – British Pound, HUF – Hungarian Forint, IDR – Indonesian Rupiah, JPY – Japanese Yen, KRW – South Korean Won, MXN – Mexican Peso, NOK – Norwegian Krone, NZD – New Zealand Dollar, PLN – Polish Zloty, SEK – Swedish Krona, TRY – Turkish Lira and ZAR – South African Rand).

(B)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

SEPTEMBER 30, 2020

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $6,850 or 3.6% of net assets.

(D)All or a portion of securities with an aggregate value of $2,061 are on loan.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2020. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(I)Zero coupon bond.

(J)All or a portion of securities with an aggregate value of $3,317 have been pledged as collateral on open futures contracts.

(K)Investment made with cash collateral received from securities on loan.

(L)Rate shown is the annualized 7-day yield at September 30, 2020.

(M)Rate shown is the yield to maturity at September 30, 2020.

(N)Cash of $100 has been pledged as collateral on OTC forward foreign currency contracts.

(O)Cash of $1,682 is held in collateralized accounts for centrally cleared swap agreement collateral.

The following centrally cleared credit default swaps – buy protection[1] were outstanding at September 30, 2020:

Referenced Entity/Index	(Pay) Fixed Rate	Maturity Date	Notional Amount[2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Barclays plc	(1.000%)	12–20–25	500	$ (7)	$ (3)	$ (4)
BNP Paribas S.A.	(1.000%)	12–20–25	900	(17)	(17)	—*
Banco Santander S.A.	(1.000%)	12–20–25	900	(2)	(7)	5
iTraxx Europe Senior Financials, Series 34 Index	(1.000%)	12–20–25	2,400	(32)	(30)	(2)
iTraxx Asia ex-Japan Investment Grade, Series 34 Index	(1.000%)	12–20–25	7,500	(87)	(97)	10
iTraxx Europe Crossover, Series 34 Index	(5.000%)	12–20–25	1,700	(143)	(167)	24
NatWest Group plc	(1.000%)	12–20–25	900	(13)	(6)	(7)
People's Republic of China	(1.000%)	12–20–25	7,200	(188)	(201)	13
Societe Generale S.A.	(1.000%)	12–20–25	500	(6)	(6)	—*
				$(495)	$(534)	$39

The following centrally cleared credit default swaps – sold protection[3] were outstanding at September 30, 2020:

Referenced Entity/Index	Receive Fixed Rate	Maturity Date	Implied Credit Spread at September 30, 2020[4]	Notional Amount[2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Deutsche Lufthansa AG	1.000%	12–20–25	6.729%	900	$(144)	$ (113)	$(31)
iTraxx Europe, Series 34 Index	1.000%	12–20–30	1.602	1,700	43	11	32
					$(101)	$(102)	$ 1

(1)If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and/or take delivery of the referenced obligation or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

(2)The maximum potential amount the Fund could be required to pay as a seller of credit protection or receive as a buyer of credit protection if a credit event occurs as defined under the terms of the swap agreement.

(3)If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and/or deliver the referenced obligation or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index.

(4)Implied credit spreads, represented in absolute terms, utilized in determining the market value of credit default swap agreements on corporate issues, sovereign issues, or an index as of period end serve as an indicator of the current status of the payment/performance risk and represent the likelihood or risk of default for the credit derivative. Wider credit spreads represent a deterioration of the referenced entity's credit soundness and a greater likelihood or risk of default or other credit event occurring as defined under the terms of the agreement.

The following forward foreign currency contracts were outstanding at September 30, 2020:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	228	Indonesian Rupiah	3,400,000	11–4–20	Barclays Capital, Inc.	$ —*	$ —
South African Rand	45,418	U.S. Dollar	2,661	12–15–20	Barclays Capital, Inc.	—	27
British Pound	3,910	U.S. Dollar	5,062	12–16–20	Barclays Capital, Inc.	14	—
Euro	4,870	U.S. Dollar	5,750	12–16–20	Barclays Capital, Inc.	30	—
Thai Baht	61,291	U.S. Dollar	1,941	12–16–20	Barclays Capital, Inc.	7	—
Chinese Yuan Renminbi Offshore	17,640	U.S. Dollar	2,512	11–4–20	Citibank N.A.	—	81
Indonesian Rupiah	38,100,000	U.S. Dollar	2,554	11–4–20	Citibank N.A.	—	2
New Taiwan Dollar	170,100	U.S. Dollar	5,879	11–4–20	Citibank N.A.	—	24
U.S. Dollar	1,929	Chinese Yuan Renminbi	13,591	11–4–20	Citibank N.A.	71	—
Australian Dollar	2,923	New Zealand Dollar	3,178	12–16–20	Citibank N.A.	8	—
Australian Dollar	2,730	U.S. Dollar	1,987	12–16–20	Citibank N.A.	32	—
British Pound	1,450	U.S. Dollar	1,859	12–16–20	Citibank N.A.	—	13
Euro	570	U.S. Dollar	677	12–16–20	Citibank N.A.	8	—
U.S. Dollar	190	Euro	160	12–16–20	Citibank N.A.	—	2
Colombian Peso	7,040,000	U.S. Dollar	1,883	10–30–20	Goldman Sachs International	46	—
Brazilian Real	10,410	U.S. Dollar	1,926	11–4–20	Goldman Sachs International	74	—
Turkish New Lira	7,267	U.S. Dollar	950	11–4–20	Goldman Sachs International	17	—
Japanese Yen	1,000,000	U.S. Dollar	9,316	11–10–20	Goldman Sachs International	—	170
British Pound	146	Euro	160	12–16–20	Goldman Sachs International	—	1
British Pound	3,159	U.S. Dollar	4,073	12–16–20	Goldman Sachs International	—	5
Euro	48,408	U.S. Dollar	57,345	12–16–20	Goldman Sachs International	489	—
Israeli Shekel	6,662	U.S. Dollar	1,970	12–16–20	Goldman Sachs International	23	—
Mexican Peso	47,600	U.S. Dollar	2,178	12–16–20	Goldman Sachs International	44	—
Swedish Krona	14,229	U.S. Dollar	1,619	12–16–20	Goldman Sachs International	29	—
U.S. Dollar	386	British Pound	300	12–16–20	Goldman Sachs International	1	—
U.S. Dollar	7,782	Japanese Yen	825,390	12–16–20	Goldman Sachs International	53	—
Philippine Peso	95,400	U.S. Dollar	2,035	11–4–20	Morgan Stanley International	68	—
South Korean Won	2,244,000	U.S. Dollar	1,905	11–4–20	Morgan Stanley International	—	19
U.S. Dollar	1,998	New Taiwan Dollar	58,100	11–4–20	Morgan Stanley International	18	—
Chilean Peso	1,510,000	U.S. Dollar	1,944	11–6–20	Morgan Stanley International	20	—
U.S. Dollar	1,921	Euro	1,620	12–16–20	Morgan Stanley International	—	18
						$1,052	$362

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

SEPTEMBER 30, 2020

The following futures contracts were outstanding at September 30, 2020 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
Euro-Bobl 5-Year Bond	Short	36	12–8–20	3,600	$ (5,705)	$ (6)
Euro-Buxl 30-Year Bond	Long	12	12–8–20	1,200	3,133	9
Euro-OAT France Government 10-Year Bond	Short	88	12–8–20	8,800	(17,390)	(129)
Euro-Schatz	Long	3	12–8–20	300	395	—*
Australia 10-Year Commonwealth Treasury Bond	Long	65	12–15–20	6,500	6,955	68
Euro-Bund 10-Year Bond	Long	11	12–21–20	1,100	2,251	13
U.S. 10-Year Treasury Note	Short	248	12–21–20	24,800	(34,604)	(23)
U.S. 10-Year Ultra Treasury Note	Short	53	12–21–20	5,300	(8,476)	17
U.S. 30-Year Treasury Bond	Short	101	12–21–20	10,100	(17,805)	166
U.S. Treasury Ultra Long Bond	Long	11	12–21–20	1,100	2,440	(37)
United Kingdom Long Gilt	Short	14	12–29–20	1,400	(2,459)	(3)
U.S. 2-Year Treasury Note	Long	30	12–31–20	6,000	6,629	1
U.S. 5-Year Treasury Note	Long	218	12–31–20	21,800	27,475	7
					$ (37,161)	$ 83

The following centrally cleared interest rate swap agreements were outstanding at September 30, 2020:

Pay/Receive Floating Rate	Floating Rate Index	Fixed Rate	Maturity Date	Notional Amount (A)	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation (Depreciation)
Pay	28-Day Mexico Equilibrium Interbank Interest Rate	6.960%	10/2/2029	MXN 15,782	$ 126	$ —	$ 126
Pay	3-Month Canadian Dollar Offered Rate	0.8%	3/18/2026	CAD 3,669	—*	—	—*
Receive	3-Month New Zealand Dollar LIBOR Rate	0.161%	3/18/2026	NZD 3,533	(2)	—	(2)
Receive	6-Month EURIBOR	0.178%	3/19/2031	EUR 8,731	(17)	—	(17)
Pay	7-Day China Fixing Repo Rates	2.820%	3/17/2026	CNY 14,280	(23)	—	(23)
Receive	3-Month British Pound Currency Index	0.178%	3/18/2026	GBP 9,007	24	—	24
Receive	3-Month LIBOR	1.068%	3/15/2051	$ 2,470	32	—	32
Pay	6-Month Japanese Yen LIBOR	0.044%	3/19/2031	JPY 4,867	(1)	—	(1)
Receive	6-Month Japanese Yen LIBOR	0.240%	3/20/2041	2,551	9	—	9
Receive	6-Month Prague Interbank Offered Rate	0.460%	9/15/2022	CZK 18,693	(4)	—	(4)
Pay	6-Month Australian Dollar Bank Bills	1.307%	6/19/2030	AUD 10,662	65	—	65
					$209	$ —	$209

The following written options were outstanding at September 30, 2020 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
EUR versus USD	Barclays Capital, Inc.	Put	6,495,000	6,495	November 2020	$ 1.15	$ 40	$ (29)
GBP versus USD	Citibank N.A.	Put	5,928,000	5,928	December 2020	1.18	40	(20)
	Citibank N.A.	Put	8,880,000	8,880	November 2020	1.22	51	(40)
U.S. Treasury Long Bond November Futures	N/A	Put	86	8,600	October 2020	173.00	90	(32)
USD versus BRL	Morgan Stanley & Co., Inc.	Call	1,920,000	1,920	October 2020	6.01	22	(1)
	Morgan Stanley & Co., Inc.	Call	1,900,000	1,900	November 2020	6.02	24	(22)
USD versus JPY	Morgan Stanley & Co., Inc.	Put	7,530,000	7,530	May 2021	96.45	61	(42)
USD versus MXN	Citibank N.A.	Call	1,920,000	1,920	October 2020	25.01	19	—*
	Citibank N.A.	Call	1,920,000	1,920	November 2020	22.24	19	(56)
							$366	$(242)

SCHEDULE OF INVESTMENTS IVY PICTET TARGETED RETURN BOND FUND *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Purchased Options	$ 5	$ 282	$ —
Corporate Debt Securities	—	58,320	—
Other Government Securities	—	62,392	—
United States Government Obligations	—	48,085	—
Short-Term Securities	4,718	9,483	—
Total	$4,723	$178,562	$ —
Centrally Cleared Credit Default Swaps	$ 84	$ —	$ —
Forward Foreign Currency Contracts	$ —	$ 1,052	$ —
Futures Contracts	$ 281	$ —	$ —
Centrally Cleared Interest Rate Swaps	$ —	$ 256	$ —
Liabilities			
Centrally Cleared Credit Default Swaps	$ 44	$ —	$ —
Forward Foreign Currency Contracts	$ —	$ 362	$ —
Futures Contracts	$ 198	$ —	$ —
Centrally Cleared Interest Rate Swaps	$ —	$ 47	$ —
Written Options	$ 32	$ 210	$ —

The following acronyms are used throughout this schedule:

EURIBOR = Euro Interbank Offered Rate
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	34.0%
Germany	11.7%
Italy	10.9%
China	5.1%
France	3.3%
United Kingdom	2.8%
Spain	2.5%
Luxembourg	1.9%
Indonesia	1.5%
Hong Kong	1.3%
Netherlands	1.1%
South Africa	0.5%
Other Countries	7.0%
Other+	11.2%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

(UNAUDITED)

Ivy PineBridge High Yield Fund is managed by Ivy Investment Management Company and sub-advised by PineBridge Investments LLC (PineBridge).

Below, John Yovanovic, CFA, Dan Purser and Jeremy Burton, CFA, of PineBridge, the portfolio managers of the Ivy PineBridge High Yield Fund, discuss positioning, performance and results for the fiscal year ended September 30, 2020. Mr. Yovanovic has managed the Fund since May 2017 and has 20 years of industry experience. Mr. Purser has managed the Fund since May 2017 and has 25 years of industry experience. Mr. Burton has managed the Fund since May 2017 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended September 30, 2020	
Ivy PineBridge High Yield Fund (Class A shares at net asset value)	3.40%
Ivy PineBridge High Yield Fund (Class A shares including sales charges)	-2.52%
Benchmark and Morningstar Category	
Bloomberg Barclays U.S. Corporate High-Yield Index (generally reflects the performance of securities representing the corporate high yield market)	3.25%
Morningstar High Yield Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.33%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Market Review

High yield bonds generated strong total returns during the fourth quarter of calendar year 2019 as trade tensions eased, fears about slowing global growth abated and developed market central banks continued to engage in the next phase of stimulus. The Federal Reserve (Fed) made an anticipated 25 basis point (bps) cut during its October 2019 meeting, lowering the federal funds target range to 1.50-1.75% and began expanding its balance sheet. Additionally, growth in Asia appeared to have stabilized as many central banks eased policy and the U.S. economy rose by a better-than-expected 1.9% in the third quarter of calendar year 2019 as the consumer remained strong and the Fed cut rates. Progress of the Phase One trade deal between the U.S. and China also improved investor sentiment.

Calendar year 2019 performance by rating tier continued in October and November, but notably reversed course in December with lower quality outperforming by a relatively large margin. In previous months, the high yield market had diverged into two distinct segments. Large and liquid BB rated credits were trading at, or near, post-crisis tight levels, while smaller and more cyclical B rated names continued to trade relatively wide. However, in December, the differentials in performance between BB, B and even CCC rated credits arrowed. Also notable was the outperformance of more cyclical and commodity-related energy and metals and mining areas. By the end of calendar year 2019, U.S. Treasury rates pushed towards the top end of recent trading ranges while the Federal Open Market Committee refreshed its dot plot, which we believe signals no action in 2020 and the potential for one hike in 2021.

Following the rally in December 2019, spreads on high yield bonds continued to tighten throughout the first few weeks of January 2020 amid a backdrop of consistently positive macroeconomic data, a signed Phase One U.S.-China trade agreement, and a relatively strong start to quarterly earnings. Similar to the end of calendar year 2019, lower quality rating tiers started the month by outperforming those of higher quality. However, the outbreak of COVID-19 during the last couple weeks of January reversed this trend and put the reinvigorated global growth story on hold as investors grappled with the potential implications.

During the first few weeks of February, investors shrugged off concerns of a material economic impact caused by the outbreak. However, the global spread of the virus towards the end of the month increased fears of a global pandemic, leading to a market selloff and bringing 10-year U.S. Treasury yields to record lows. The selloff continued in March as high yield markets experienced unparalleled declines. The pace of credit spread widening was historic, faster than any other period on record, and spreads were trading at levels not seen since the 2008-2009 Global Financial Crisis. Spread levels on the Fund's benchmark ended approximately 500 bps wider compared to the end of January.

Markets continued to grapple with the unsettling effects of the novel COVID-19 outbreak with worries ranging from the risks to human health to the potential fall-on effects on economies and social systems. As a result of the pandemic, governments across the globe imposed extreme containment measures and shut down non-essential functions. Central banks took dramatic steps to combat the economic shocks caused by the outbreak, with government-sponsored fiscal stimulus on its heels. The Fed reduced rates by 150 bps via two rate cuts in March, bringing the federal funds rate target range to 0-0.25%. It also introduced additional initiatives to guarantee liquidity to the primary and secondary investment grade credit markets. On top of the actions already taken, the Fed stated it "will continue to use its full range of tools to support the flow of credit to households and businesses." Fiscal stimulus measures also moved forward as Congress passed a more than $2 trillion relief package in March.

High yield bonds began recovering in April as the dramatic monetary and fiscal actions taken to combat the economic shocks caused by the outbreak of COVID-19 renewed investor confidence. In spite of its previous actions, the Fed expanded its bond buying program in early April, which included fallen angels and high yield exchange-traded funds (ETF). The aim was to ensure credit markets were able to support businesses that were otherwise fundamentally sound. This helped lead to a pick-up in issuance of high yield bonds, though primarily in the senior secured format.

The recovery continued in May, as investor confidence improved further on the back of consistent monetary and fiscal support and anticipation of an imminent reopening of economies as most developed market countries moved past peak infection rates. Fed facilities made initial purchases in credit, and oil prices rebounded with West Texas Intermediate crude ending the month in the mid-$30 range. Volatility also declined despite risk concerns remaining elevated as investors had to contend with the reescalation of U.S.-China trade tensions and record unemployment levels. The pace of the recovery slowed in June as investors weighed improving economic reports, albeit from incredibly low levels, against the increase in COVID-19 infections threatening the economic reopening. Technical conditions remained supportive as a deluge of new-issue activity was met with record retail inflows alongside the start of the Fed's ETF buying program.

The recovery in high yield bond prices reaccelerated in July amid ongoing accommodative monetary policy in the U.S. and globally, better than feared earnings, positive news around vaccine and treatment development, and progress on another fiscal relief package. Technical conditions remained supportive as an active new issue market was met with high levels of retail inflows alongside the Fed's ETF buying program. Spreads on high yield bonds were trading at their tightest levels since early March despite the continual spread of COVID-19 and risks related to the U.S. Presidential election, a deteriorating relationship between the U.S. and China, and Brexit. High yield bond prices continued to rise in August, although at a slower pace, as investors remained focused on quarterly revenue and earnings that beat expectations, further progress on vaccine development and the global economic revival.

Issuance was again a major driver as a busy calendar — driven, in part, by borrowers choosing secured bond deals instead of loans — was combined with moderating demand from retail funds. However, high yield bond prices declined, and spreads widened in September due to increased uncertainty around additional fiscal stimulus in the U.S., the renewed COVID-19 surge in Europe and political uncertainty from the upcoming U.S. election and Brexit. That said, central banks continue to support markets, with rates held steady at very low levels. Meanwhile, technical conditions dragged on the asset class as another month of heavy issuance was met by the first month of fund outflows since March.

U.S. Treasury rates traded lower during the year, with 5- and 10-year U.S. Treasury yields trading 127 bps and 98 bps lower, respectively. The option-adjusted spread (OAS) on the Bloomberg Barclays U.S. Corporate High-Yield Bond Index ended the trailing 12-month period at 517 bps, trading 144 bps wider overall. However, investors witnessed significant volatility in the high yield market as the OAS traded as wide as 1100 bps during the peak of the COVID-19 related selloff in March. Gross new issue activity totaled roughly $429 billion during the period. Year-to-date issuance for calendar year 2020 is more than $350 billion and is on pace to surpass the record issuance of $398.5 billion in 2013. Issuance in the second and third quarter of calendar year 2020 were the two highest quarters on record. High yield funds reported $42.3 billion in inflows over the fiscal period, and the second quarter of calendar year 2020 had the largest inflows on record.

Portfolio Strategy

The Fund outperformed the Bloomberg Barclays U.S. Corporate High-Yield Index over the trailing 12-month period. Security selection contributed to performance during the fiscal year, while sector selection detracted to a lesser degree. Security selection contributed to Fund performance across almost all sectors, with credits in the communications and consumer cyclical sectors the most notable contributors. These contributions more than offset detractions from holdings in the energy sector. From a sector selection standpoint, an underweight allocation to the energy sector and an overweight allocation to real estate investment trusts (REITs) detracted from Fund performance, while an underweight allocation to the transportation sector and an overweight allocation to the electric sector contributed to Fund performance.

Higher quality bonds outperformed lower quality bonds, on average, during the trailing 12-month period. According to Barclay's data, Ba-rated bonds returned 6.79%, while B-rated bonds returned 1.42% and Caa-rated bonds returned negative 3.48%.

Outlook

High yield bonds were relatively resilient despite renewed stock market volatility, but finally came under pressure amid concerns about a decrease in oil prices and the possibility of new restrictions to curb the spread of COVID-19. While fiscal policy support in the U.S. has run out and is unlikely to resume until after the U.S. elections, accommodative monetary policy continues and has been strong enough for investors to look past the current uncertainty.

While a number of considerations could derail the timeline for fundamentals to catch up to investor expectations, such as significant increases in COVID-19 cases, the U.S. election and Brexit, we expect spreads to continue to grind tighter amid strong technical support as we expect to see continued strong demand and a slowdown in issuance. While we remain constructive on the asset class, we maintain a moderate posture from an overall risk standpoint, and we are looking for individual credit selections to drive overall performance.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund’s net asset value may fall as interest rates rise.

Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

These and other risks are more fully described in the Fund’s prospectus.

The opinions expressed in this report are those of the Fund’s portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers’ views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy PineBridge High Yield Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	85.3%
Corporate Debt Securities	85.2%
Asset-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.7%

Quality Weightings

Investment Grade	2.3%
BBB	2.3%
Non-Investment Grade	83.0%
BB	40.6%
B	32.8%
CCC	9.2%
Below CCC	0.0%
Non-rated	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.7%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy PineBridge High Yield Fund, Class A Shares(1) $10,811
Bloomberg Barclays U.S. Corporate High Yield Index $11,619
5-18 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class I	Class N
1-year period ended 9-30-20	-2.52%	3.68%	3.58%
5-year period ended 9-30-20	—	—	—
10-year period ended 9-30-20	—	—	—
Since Inception of Class through 9-30-20(4)	2.34%	4.43%	4.40%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%(a). Class I and Class N shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)5-18-17 for Class A shares, 5-18-17 for Class I shares and 5-18-17 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective October 1, 2020, the maximum applicable sales charge for Class A shares has been lowered to 2.50%.

SCHEDULE OF INVESTMENTS IVY PINEBRIDGE HIGH YIELD FUND *(in thousands)*

SEPTEMBER 30, 2020

ASSET-BACKED SECURITIES	Principal	Value
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9–3–22	$ 151	$ 141
TOTAL ASSET-BACKED SECURITIES – 0.1%		$ 141
(Cost: $153)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Alternative Carriers – 0.9%		
Cogent Communications Holdings, Inc., 5.375%, 3–1–22 (A)	521	531
Zayo Group Holdings, Inc., 6.125%, 3–1–28 (A)	653	673
		1,204
Broadcasting – 1.9%		
Banijay Entertainment S.A.S., 5.375%, 3–1–25 (A)	800	805
National CineMedia LLC, 5.875%, 4–15–28 (A)	502	419
Terrier Media Buyer, Inc., 8.875%, 12–15–27 (A)	348	351
Univision Communications, Inc.:		
5.125%, 2–15–25 (A)	96	91
6.625%, 6–1–27 (A)	1,019	995
		2,661
Cable & Satellite – 5.2%		
Altice Financing S.A., 5.000%, 1–15–28 (A)	926	899
Altice France Holding S.A., 6.000%, 2–15–28 (A)	830	792
Altice France S.A., 7.375%, 5–1–26 (A)	1,124	1,178
Block Communications, Inc., 4.875%, 3–1–28 (A)	565	576
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.000%, 2–1–28 (A)	340	358
5.375%, 6–1–29 (A)	335	363
CSC Holdings LLC, 5.500%, 4–15–27 (A)	860	905
Hughes Satellite Systems Corp., 6.625%, 8–1–26	1,109	1,200
Telesat Canada and Telesat LLC:		
4.875%, 6–1–27 (A)	291	292
6.500%, 10–15–27 (A)	804	810
		7,373
Integrated Telecommunication Services – 2.6%		
Cablevision Lightpath LLC, 3.875%, 9–15–27 (A)	450	450
CenturyLink, Inc.:		
7.500%, 4–1–24	699	782
5.125%, 12–15–26 (A)	534	549
Sprint Corp., 7.875%, 9–15–23	1,685	1,931
		3,712

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment – 1.0%		
Netflix, Inc., 4.875%, 6–15–30 (A)	$1,300	$ 1,482
Publishing – 1.4%		
A. H. Belo Corp.:		
7.750%, 6–1–27 (B)	502	570
7.250%, 9–15–27	470	519
E.W. Scripps Co., 5.125%, 5–15–25 (A)	946	925
		2,014
Total Communication Services – 13.0%		18,446
Consumer Discretionary		
Apparel Retail – 0.2%		
L Brands, Inc., 6.625%, 10–1–30 (A)	235	239
Auto Parts & Equipment – 0.7%		
Dana, Inc., 5.375%, 11–15–27	485	497
Delphi Jersey Holdings plc, 5.000%, 10–1–25 (A)	441	504
		1,001
Automobile Manufacturers – 1.5%		
Ford Motor Co.:		
6.625%, 10–1–28	877	945
7.450%, 7–16–31	137	157
4.750%, 1–15–43	681	617
Tesla, Inc. (GTD by SolarCity Corp.), 5.300%, 8–15–25 (A)	433	448
		2,167
Automotive Retail – 0.8%		
Allison Transmission, Inc., 5.000%, 10–1–24 (A)	574	580
Avis Budget Car Rental LLC and Avis Budget Finance, Inc. (GTD by Avis Budget Group, Inc.), 5.750%, 7–15–27 (A)	552	497
		1,077
Casinos & Gaming – 2.5%		
Boyd Gaming Corp.:		
8.625%, 6–1–25 (A)	150	164
4.750%, 12–1–27	669	657
Colt Merger Sub, Inc., 6.250%, 7–1–25 (A)	800	834
GLP Capital L.P. and GLP Financing II, Inc., 5.375%, 4–15–26	563	624
Golden Nugget, Inc., 6.750%, 10–15–24 (A)	910	760
MGM Growth Properties Operating Partnership L.P. and MGP Finance Co-Issuer, Inc., 5.750%, 2–1–27	470	506
		3,545

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Electronics – 0.4%		
Conn's, Inc., 7.250%, 7–15–22 (B)	$ 550	$ 490
Homebuilding – 0.4%		
Mattamy Group Corp., 5.250%, 12–15–27 (A)	571	587
Hotels, Resorts & Cruise Lines – 2.4%		
Hilton Grand Vacations Borrower LLC and Hilton Grand Vacations Borrower, Inc., 6.125%, 12–1–24	639	661
Park Intermediate Holdings LLC, 5.875%, 10–1–28 (A)	650	652
Silversea Cruise Finance Ltd., 7.250%, 2–1–25 (A)	505	511
Viking Cruises Ltd., 13.000%, 5–15–25 (A)	91	105
VOC Escrow Ltd., 5.000%, 2–15–28 (A)	615	545
Wyndham Destinations, Inc., 6.625%, 7–31–26 (A)	205	215
Wyndham Worldwide Corp., 4.500%, 4–1–27 (C)	675	692
		3,381
Internet & Direct Marketing Retail – 0.6%		
Grubhub Holdings, Inc., 5.500%, 7–1–27 (A)	831	862
Leisure Facilities – 0.8%		
SeaWorld Parks & Entertainment, Inc. (GTD by SeaWorld Entertainment, Inc.), 8.750%, 5–1–25 (A)(B)	525	555
Six Flags Entertainment Corp., 5.500%, 4–15–27 (A)(B)	590	559
Six Flags Theme Parks, Inc., 7.000%, 7–1–25 (A)	58	62
		1,176
Restaurants – 0.5%		
Brinker International, Inc. (GTD by Brinker Restaurant Corp., Brinker Texas, Inc. and Brinker Florida, Inc.), 5.000%, 10–1–24 (A)	744	758
Specialized Consumer Services – 1.4%		
Nielsen Finance LLC and Nielsen Finance Co.:		
5.000%, 4–15–22 (A)	1,120	1,123
5.625%, 10–1–28 (A)	319	328
5.875%, 10–1–30 (A)	503	520
		1,971
Total Consumer Discretionary – 12.2%		17,254

SCHEDULE OF INVESTMENTS IVY PINEBRIDGE HIGH YIELD FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples		
Agricultural Products – 0.4%		
Dole Food Co., Inc., 7.250%, 6–15–25 (A)	$ 590	$ 587
Food Distributors – 0.8%		
Performance Food Group, Inc., 5.500%, 10–15–27 (A)	585	602
U.S. Foods, Inc., 6.250%, 4–15–25 (A)	472	500
		1,102
Food Retail – 0.8%		
Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC:		
5.750%, 3–15–25	356	367
4.625%, 1–15–27 (A)	295	302
5.875%, 2–15–28 (A)	451	482
		1,151
Household Products – 0.4%		
Clearwater Paper Corp., 4.750%, 8–15–28 (A)	615	617
Packaged Foods & Meats – 1.7%		
JBS USA LLC and JBS USA Finance, Inc., 5.875%, 7–15–24 (A)	293	299
Kraft Heinz Foods Co., 4.875%, 10–1–49 (A)	266	280
Lamb Weston Holdings, Inc., 4.625%, 11–1–24 (A)	765	798
Land O'Lakes Capital Trust I, 7.450%, 3–15–28 (A)	349	396
Land O'Lakes, Inc., 7.000%, 12–15–68 (A)	140	121
Pilgrim's Pride Corp., 5.875%, 9–30–27 (A)	480	496
		2,390
Personal Products – 0.6%		
Coty, Inc., 6.500%, 4–15–26 (A)	1,063	834
Total Consumer Staples – 4.7%		6,681
Energy		
Coal & Consumable Fuels – 0.4%		
CONSOL Energy, Inc., 6.875%, 6–15–25 (A)	585	532
Integrated Oil & Gas – 0.7%		
Apergy Corp., 6.375%, 5–1–26	242	231
Cenovus Energy, Inc., 4.250%, 4–15–27	777	707
		938
Oil & Gas Equipment & Services – 0.6%		
Archrock Partners L.P. and Archrock Partners Finance Corp. (GTD by Archrock, Inc.), 6.875%, 4–1–27 (A)	$ 594	$ 570
Hi-Crush Partners L.P., 9.500%, 8–1–26 (A)(D)	936	46
Nine Energy Service, Inc., 8.750%, 11–1–23 (A)	945	284
		900
Oil & Gas Exploration & Production – 3.7%		
Apache Corp.:		
4.625%, 11–15–25	74	71
4.875%, 11–15–27	86	81
4.375%, 10–15–28	509	466
Endeavor Energy Resources L.P., 5.750%, 1–30–28 (A)	337	339
Hilcorp Energy I L.P. and Hilcorp Finance Co., 5.000%, 12–1–24 (A)	1,624	1,474
Murphy Oil USA, Inc. (GTD by Murphy USA, Inc.), 4.750%, 9–15–29	570	607
Occidental Petroleum Corp., 5.875%, 9–1–25	416	381
Occidental Petroleum Corp. (3-Month U.S. LIBOR plus 125 bps), 6.375%, 9–1–28	642	594
Southwestern Energy Co.:		
7.500%, 4–1–26	375	366
8.375%, 9–15–28	240	236
Targa Resources Partners L.P.:		
5.000%, 1–15–28	50	49
4.875%, 2–1–31 (A)	660	639
		5,303
Oil & Gas Refining & Marketing – 1.1%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10–1–24	206	58
6.375%, 7–1–26	714	175
EG Global Finance plc, 6.750%, 2–7–25 (A)	708	725
PBF Holding Co. LLC, 6.000%, 2–15–28 (A)	909	610
		1,568
Oil & Gas Storage & Transportation – 5.3%		
Buckeye Partners L.P.:		
4.125%, 3–1–25 (A)	818	781
4.500%, 3–1–28 (A)	433	417
Cheniere Energy Partners L.P.:		
5.250%, 10–1–25	308	315
4.500%, 10–1–29	380	390
Cheniere Energy, Inc., 4.625%, 10–15–28 (A)	451	463
DCP Midstream Operating L.P. (GTD by DCP Midstream L.P.):		
5.625%, 7–15–27	376	385
6.750%, 9–15–37 (A)	163	156
Oil & Gas Storage & Transportation (Continued)		
Genesis Energy L.P. and Genesis Energy Finance Corp.:		
6.000%, 5–15–23	$ 600	$ 544
5.625%, 6–15–24	703	599
6.500%, 10–1–25	325	279
Harvest Midstream I L.P., 7.500%, 9–1–28 (A)	740	736
Holly Energy Partners L.P. and Holly Energy Finance Corp., 5.000%, 2–1–28 (A)	1,215	1,191
NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.):		
5.750%, 10–1–25	265	274
6.375%, 10–1–30	399	414
USA Compression Partners L.P. and USA Compression Finance Corp., 6.875%, 4–1–26	591	586
		7,530
Total Energy – 11.8%		16,771
Financials		
Consumer Finance – 3.4%		
Alliance Data Systems Corp., 4.750%, 12–15–24 (A)	550	516
Credit Acceptance Corp., 6.625%, 3–15–26	898	927
Enova International, Inc.:		
8.500%, 9–1–24 (A)	747	698
8.500%, 9–15–25 (A)	202	191
Fairstone Financial, Inc., 7.875%, 7–15–24 (A)	631	647
FirstCash, Inc., 4.625%, 9–1–28 (A)	490	501
Ford Motor Credit Co. LLC, 5.125%, 6–16–25	200	206
Quicken Loans LLC, 3.625%, 3–1–29 (A)	427	423
Springleaf Finance Corp.:		
6.875%, 3–15–25	500	555
5.375%, 11–15–29	89	93
		4,757
Financial Exchanges & Data – 0.5%		
Donnelley Financial Solutions, Inc., 8.250%, 10–15–24	599	629
Investment Banking & Brokerage – 0.6%		
LPL Holdings, Inc., 5.750%, 9–15–25 (A)	852	883
Life & Health Insurance – 0.3%		
Genworth Mortgage Holdings, Inc., 6.500%, 8–15–25 (A)	436	455
Mortgage REITs – 0.4%		
Starwood Property Trust, Inc., 4.750%, 3–15–25	612	586

SCHEDULE OF INVESTMENTS IVY PINEBRIDGE HIGH YIELD FUND (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Property & Casualty Insurance – 0.2%		
NMI Holdings, Inc., 7.375%, 6–1–25 (A)	$285	$ 305
Specialized Finance – 4.0%		
AG Issuer LLC, 6.250%, 3–1–28 (A)	800	796
Banff Merger Sub, Inc., 9.750%, 9–1–26 (A)	785	830
Camelot Finance S.A., 4.500%, 11–1–26 (A)	430	440
Connect Finco S.a.r.l. and Connect U.S. Finco LLC, 6.750%, 10–1–26 (A)	815	817
CTR Partnership L.P. and CareTrust Capital Corp. (GTD by CareTrust REIT), 5.250%, 6–1–25	682	699
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 7.125%, 6–15–24 (A)	527	548
Goeasy Ltd., 5.375%, 12–1–24 (A)	572	579
Navient Corp., 5.000%, 3–15–27	325	305
Tempo Acquisition LLC and Tempo Acquisition Finance Corp.:		
5.750%, 6–1–25 (A)	163	171
6.750%, 6–1–25 (A)	440	449
		5,634
Total Financials – 9.4%		13,249
Health Care		
Health Care Facilities – 2.6%		
Acadia Healthcare Co., Inc.:		
5.500%, 7–1–28 (A)	450	463
5.000%, 4–15–29 (A)	188	189
Encompass Health Corp., 4.625%, 4–1–31	186	186
HCA, Inc. (GTD by HCA Holdings, Inc.), 5.375%, 2–1–25	859	941
MPH Acquisition Holdings LLC, 7.125%, 6–1–24 (A)	281	289
Tenet Healthcare Corp.:		
4.625%, 7–15–24	775	777
6.125%, 10–1–28 (A)	778	757
		3,602
Health Care Services – 0.4%		
LifePoint Health, Inc., 4.375%, 2–15–27 (A)	544	545
Health Care Supplies – 0.5%		
Catalent Pharma Solutions, Inc., 5.000%, 7–15–27 (A)	380	395
Ortho-Clinical Diagnostics, Inc.:		
7.375%, 6–1–25 (A)	60	61
7.250%, 2–1–28 (A)	297	309
		765

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 2.0%		
Endo Designed Activity Co., Endo Finance LLC and Endo Finco, Inc., 6.000%, 6–30–28 (A)	$ 662	$ 487
Herbalife Nutrition Ltd. and HLF Financing, Inc., 7.875%, 9–1–25 (A)	271	291
HLF Financing S.a.r.l. LLC and Herbalife International, Inc., 7.250%, 8–15–26 (A)	748	769
Jaguar Holding Co. II and PPD Development L.P. (GTD by PPD, Inc.):		
4.625%, 6–15–25 (A)	131	135
5.000%, 6–15–28 (A)	467	487
Par Pharmaceutical, Inc., 7.500%, 4–1–27 (A)	610	639
		2,808
Total Health Care – 5.5%		7,720
Industrials		
Aerospace & Defense – 0.8%		
Moog, Inc., 4.250%, 12–15–27 (A)	500	511
Spirit AeroSystems, Inc. (GTD by Spirit AeroSystems Holdings, Inc.), 7.500%, 4–15–25 (A)	633	641
		1,152
Air Freight & Logistics – 0.5%		
Cargo Aircraft Management, Inc., 4.750%, 2–1–28 (A)	650	656
Airlines – 1.3%		
American Airlines, Inc. (GTD by American Airlines Group, Inc.), 11.750%, 7–15–25 (A)	740	714
Delta Air Lines, Inc., 7.000%, 5–1–25 (A)	763	838
Delta Air Lines, Inc. and SkyMiles IP Ltd.:		
4.500%, 10–20–25 (A)	185	190
4.750%, 10–20–28 (A)	138	143
		1,885
Building Products – 0.9%		
Griffon Corp., 5.750%, 3–1–28	588	614
Standard Industries, Inc., 5.000%, 2–15–27 (A)	600	624
		1,238
Diversified Support Services – 1.5%		
Ahern Rentals, Inc., 7.375%, 5–15–23 (A)	1,040	551
KAR Auction Services, Inc., 5.125%, 6–1–25 (A)	607	607
Sotheby's Holdings, Inc., 7.375%, 10–15–27 (A)(B)	905	905
		2,063

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electrical Components & Equipment – 1.1%		
EnerSys, 5.000%, 4–30–23 (A)	$1,028	$ 1,061
WESCO Distribution, Inc.:		
7.125%, 6–15–25 (A)	282	307
7.250%, 6–15–28 (A)	130	143
		1,511
Environmental & Facilities Services – 0.5%		
Covanta Holding Corp., 5.000%, 9–1–30	640	646
Industrial Machinery – 0.8%		
Energizer Holdings, Inc.:		
6.375%, 7–15–26 (A)	565	608
4.375%, 3–31–29 (A)	515	520
		1,128
Research & Consulting Services – 0.5%		
Korn Ferry, 4.625%, 12–15–27 (A)	759	767
Security & Alarm Services – 2.4%		
Brink's Co. (The):		
5.500%, 7–15–25 (A)	348	363
4.625%, 10–15–27 (A)	440	439
GW B-CR Security Corp., 9.500%, 11–1–27 (A)	805	845
Prime Security Services Borrower LLC and Prime Finance, Inc.:		
5.250%, 4–15–24 (A)	414	433
5.750%, 4–15–26 (A)	558	597
3.375%, 8–31–27 (A)	390	375
6.250%, 1–15–28 (A)	420	425
		3,477
Trading Companies & Distributors – 0.8%		
Central Garden & Pet Co., 5.125%, 2–1–28	400	420
H&E Equipment Services, Inc., 5.625%, 9–1–25	748	780
		1,200
Total Industrials – 11.1%		15,723
Information Technology		
Application Software – 0.4%		
SS&C Technologies Holdings, Inc., 5.500%, 9–30–27 (A)	595	632
Electronic Equipment & Instruments – 0.5%		
Diebold Nixdorf, Inc., 9.375%, 7–15–25 (A)	223	235
Diebold, Inc., 8.500%, 4–15–24 (B)	453	413
		648
Internet Services & Infrastructure – 0.4%		
Presidio Holdings, Inc., 8.250%, 2–1–28 (A)	610	639

SCHEDULE OF INVESTMENTS IVY PINEBRIDGE HIGH YIELD FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 0.3%		
ON Semiconductor Corp.,		
3.875%, 9–1–28 (A)	$445	$ 451
Technology Distributors – 0.7%		
Ingram Micro, Inc.,		
5.450%, 12–15–24 (C)	895	956
Total Information Technology – 2.3%		3,326
Materials		
Construction Materials – 0.3%		
Boise Cascade Co.,		
4.875%, 7–1–30 (A)	365	391
Diversified Chemicals – 0.5%		
Olin Corp.,		
9.500%, 6–1–25 (A)	621	724
Diversified Metals & Mining – 3.2%		
Cliffs Natural Resources, Inc.,		
5.750%, 3–1–25	409	380
First Quantum Minerals Ltd.,		
7.250%, 4–1–23 (A)	688	687
FMG Resources August 2006 Partners Ltd.,		
4.500%, 9–15–27 (A)	580	619
Freeport-McMoRan, Inc.:		
4.125%, 3–1–28	235	238
4.375%, 8–1–28	183	189
5.250%, 9–1–29 (B)	380	408
4.250%, 3–1–30	235	241
4.625%, 8–1–30	183	192
Harsco Corp.,		
5.750%, 7–31–27 (A)	781	792
Mineral Resources Ltd.,		
8.125%, 5–1–27 (A)	700	760
		4,506
Fertilizers & Agricultural Chemicals – 0.4%		
OCI N.V.,		
5.250%, 11–1–24 (A)	492	507
Metal & Glass Containers – 1.2%		
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.,		
5.250%, 8–15–27 (A)	500	509
Silgan Holdings, Inc.,		
4.750%, 3–15–25	501	510
Trivium Packaging Finance B.V.,		
8.500%, 8–15–27 (A)	595	642
		1,661
Paper Packaging – 1.1%		
Cascades, Inc.,		
5.375%, 1–15–28 (A)	607	638
Intertape Polymer Group, Inc.,		
7.000%, 10–15–26 (A)	525	551
Sealed Air Corp.,		
5.125%, 12–1–24 (A)	406	440
		1,629

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialty Chemicals – 0.3%		
Minerals Technologies, Inc.,		
5.000%, 7–1–28 (A)	$488	$ 505
Steel – 1.0%		
Commercial Metals Co.,		
5.750%, 4–15–26	580	603
SunCoke Energy Partners L.P. and SunCoke Energy Partners Finance Corp.,		
7.500%, 6–15–25 (A)	904	816
		1,419
Total Materials – 8.0%		11,342
Real Estate		
Health Care REITs – 0.9%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.000%, 10–15–27	385	401
Sabra Health Care L.P.,		
5.125%, 8–15–26	797	862
		1,263
Hotel & Resort REITs – 0.4%		
ESH Hospitality, Inc.:		
5.250%, 5–1–25 (A)	205	207
4.625%, 10–1–27 (A)	430	422
		629
Industrial REITs – 0.5%		
Avolon Holdings Funding Ltd.,		
5.125%, 10–1–23 (A)	653	655
Real Estate Services – 1.0%		
Cushman & Wakefield U.S. Borrower LLC (GTD by DTZUK Guarantor Ltd.),		
6.750%, 5–15–28 (A)	525	545
Ladder Capital Finance Holdings LLP and Ladder Capital Finance Corp.,		
4.250%, 2–1–27 (A)	587	508
Newmark Group, Inc.,		
6.125%, 11–15–23	415	431
		1,484
Total Real Estate – 2.8%		4,031
Utilities		
Electric Utilities – 1.5%		
NextEra Energy Operating Partners L.P. (GTD by NextEra Energy Partners L.P. and NextEra Energy U.S. Partners Holdings LLC),		
4.250%, 7–15–24 (A)	560	584
Talen Energy Supply LLC:		
7.250%, 5–15–27 (A)	325	324
6.625%, 1–15–28 (A)	480	465
Vistra Operations Co. LLC,		
5.000%, 7–31–27 (A)	725	761
		2,134

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Power Producers & Energy Traders – 0.4%		
Pattern Energy Operations L.P. and Pattern Energy Operations, Inc. (GTD by Pattern U.S. Finance Co. LLC),		
4.500%, 8–15–28 (A)	$ 600	$ 622
Multi-Utilities – 1.0%		
MEG Energy Corp.,		
7.125%, 2–1–27 (A)	550	493
MGE Energy Corp.,		
6.500%, 1–15–25 (A)	894	877
		1,370
Renewable Electricity – 1.5%		
HAT Holdings I LLC and HAT Holdings II LLC (GTD by Hannon Armstrong Sustainable Infrastructure Capital, Inc.):		
5.250%, 7–15–24 (A)	552	575
6.000%, 4–15–25 (A)	498	531
3.750%, 9–15–30 (A)	183	183
NRG Yield Operating LLC,		
5.000%, 9–15–26	783	815
		2,104
Total Utilities – 4.4%		6,230
TOTAL CORPORATE DEBT SECURITIES – 85.2%		$120,773
(Cost: $119,137)		

SHORT-TERM SECURITIES	Shares	
Money Market Funds (F) – 5.8%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
0.040% (E)	2,369	2,369
State Street Institutional U.S. Government Money Market Fund – Premier Class,		
0.030%	5,781	5,781
		8,150
TOTAL SHORT-TERM SECURITIES – 5.8%		$ 8,150
(Cost: $8,150)		
TOTAL INVESTMENT SECURITIES – 91.1%		$129,064
(Cost: $127,440)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 8.9%		12,553
NET ASSETS – 100.0%		$ 141,617

SCHEDULE OF INVESTMENTS IVY PINEBRIDGE HIGH YIELD FUND *(in thousands)*

SEPTEMBER 30, 2020

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $86,747 or 61.3% of net assets.

(B)All or a portion of securities with an aggregate value of $2,317 are on loan.

(C)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 141	$ —
Corporate Debt Securities	—	120,773	—
Short-Term Securities	8,150	—	—
Total	$8,150	$120,914	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020

(In thousands, except per share amounts)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy California Municipal High Income Fund	Ivy Cash Management Fund	Ivy Corporate Bond Fund	Ivy Crossover Credit Fund	Ivy Government Securities Fund	Ivy International Small Cap Fund
ASSETS								
Investments in unaffiliated securities at value+^	$333,573	$404,981	$34,274	$ 1,576,140	$ 876,213	$58,955	$408,947	$ 167,201
Investments at Value	333,573	404,981	34,274	1,576,140	876,213	58,955	408,947	167,201
Cash	245	—	—	3,070	—*	242	—	—
Cash denominated in foreign currencies at value+	862	262	—	—	—	—	—	45
Restricted cash	—	—	—	—	—	65	—	—
Investment securities sold receivable	3,833	4,160	—	—	3,981	937	—	626
Dividends and interest receivable	2,964	4,673	340	413	6,678	552	1,275	533
Capital shares sold receivable	59	266	17	6,472	1,091	32	320	63
Receivable from affiliates	309	487	69	738	—	88	48	227
Unrealized appreciation on forward foreign currency contracts	575	588	—	—	—	—	—	—
Receivable from securities lending income – net	2	2	—	—	18	—*	—	6
Variation margin receivable	—	—	—	—	—	11	—	—
Prepaid and other assets	52	61	38	137	103	37	83	23
Total Assets	342,474	415,480	34,738	1,586,970	888,084	60,919	410,673	168,724
LIABILITIES								
Cash collateral on securities loaned at value	7,595	3,696	—	—	3,358	—	—	2,852
Investment securities purchased payable	10,218	8,386	200	—	6,103	733	—	769
Capital shares redeemed payable	535	383	—	11,338	569	2	401	90
Distributions payable	—	—	5	1	—	—	45	—
Independent Trustees and Chief Compliance Officer fees payable	11	11	1	64	176	1	56	3
Overdraft due to custodian	—	999	—	—	—	—	—	—
Distribution and service fees payable	1	1	—*	—*	3	—*	1	—*
Shareholder servicing payable	54	52	3	308	139	7	37	14
Investment management fee payable	6	8	1	14	12	1	6	4
Accounting services fee payable	10	11	2	22	19	4	11	6
Unrealized depreciation on forward foreign currency contracts	32	36	—	—	—	—	—	—
Other liabilities	25	24	8	26	50	14	16	23
Total Liabilities	18,487	13,607	220	11,773	10,429	762	573	3,761
Commitments and Contingencies (See Note 2 and Note 11)								
Total Net Assets	$323,987	$401,873	$34,518	$ 1,575,197	$877,655	$ 60,157	$ 410,100	$164,963
NET ASSETS								
Capital paid in (shares authorized – unlimited)	$ 336,816	$ 411,669	$ 33,187	$ 1,575,197	$782,260	$54,945	$ 397,014	$158,008
Accumulated earnings gain (loss)	(12,829)	(9,796)	1,331	—*	95,395	5,212	13,086	6,955
Total Net Assets	$323,987	$401,873	$34,518	$ 1,575,197	$877,655	$ 60,157	$ 410,100	$164,963
CAPITAL SHARES OUTSTANDING:								
Class A	8,933	11,221	1,748	1,572,544	51,442	1,547	16,683	1,289
Class B	N/A	N/A	N/A	389	34	N/A	28	N/A
Class C	1,003	547	169	2,264	608	N/A	358	126
Class I	22,435	25,856	1,251	N/A	66,481	3,486	24,157	6,260
Class N	321	2,218	N/A	N/A	8,555	199	29,724	5,513
Class Y	321	662	126	N/A	40	100	N/A	50
NET ASSET VALUE PER SHARE:								
Class A	$9.81	$9.92	$10.48	$1.00	$6.90	$11.28	$5.78	$12.42
Class B	N/A	N/A	N/A	$1.00	$6.89	N/A	$5.78	N/A
Class C	$9.81	$9.91	$10.48	$1.00	$6.89	N/A	$5.78	$12.29
Class I	$9.81	$9.92	$10.48	N/A	$6.90	$11.28	$5.78	$12.47
Class N	$9.82	$9.92	N/A	N/A	$6.90	$11.28	$5.78	$12.46
Class Y	$9.82	$9.92	$10.48	N/A	$6.90	$11.28	N/A	$12.42
+COST								
Investments in unaffiliated securities at cost	$335,682	$408,498	$32,940	$ 1,576,140	$ 822,247	$ 57,425	$392,337	$139,553
Cash denominated in foreign currencies at cost	859	263	—	—	—	—	—	45
^Securities loaned at value	6,833	3,613	—	—	5,198	196	—	2,625

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020

(In thousands, except per share amounts)	Ivy Pictet Emerging Markets Local Currency Debt Fund	Ivy Pictet Targeted Return Bond Fund	Ivy PineBridge High Yield Fund
ASSETS			
Investments in unaffiliated securities at value+^	$ 58,614	$183,285	$129,064
Investments at Value	58,614	183,285	129,064
Cash	—	—	212
Cash denominated in foreign currencies at value+	372	5,359	—
Restricted cash	1,034	1,782	—
Investment securities sold receivable	376	69	923
Dividends and interest receivable	809	1,068	1,942
Capital shares sold receivable	14	40	12,627
Receivable from affiliates	208	200	116
Unrealized appreciation on forward foreign currency contracts	1,039	1,052	—
Swap agreements, at value	146	—	—
Receivable from securities lending income – net	—	—*	2
Variation margin receivable	321	410	—
Prepaid and other assets	32	21	28
Total Assets	62,965	193,286	144,914
LIABILITIES			
Cash collateral on securities loaned at value	—	2,118	2,369
Investment securities purchased payable	1,151	138	764
Capital shares redeemed payable	94	100	122
Independent Trustees and Chief Compliance Officer fees payable	3	5	2
Distribution and service fees payable	—*	—*	—*
Shareholder servicing payable	7	18	14
Investment management fee payable	1	5	2
Accounting services fee payable	4	6	5
Unrealized depreciation on forward foreign currency contracts	1,086	362	—
Swap agreements, at value	83	—	—
Variation margin payable	13	71	—
Written options at value+	—	242	—
Other liabilities	119	24	19
Total Liabilities	2,561	3,089	3,297
Commitments and Contingencies (See Note 2 and Note 11)			
Total Net Assets	$60,404	$ 190,197	$ 141,617
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$69,960	$ 185,339	$ 142,189
Accumulated earnings gain (loss)	(9,556)	4,858	(572)
Total Net Assets	$60,404	$ 190,197	$ 141,617
CAPITAL SHARES OUTSTANDING:			
Class A	929	2,257	1,571
Class C	211	448	N/A
Class I	3,285	9,998	8,938
Class N	2,350	5,492	4,063
Class Y	301	351	N/A
NET ASSET VALUE PER SHARE:			
Class A	$8.46	$10.22	$9.72
Class C	$8.20	$10.10	N/A
Class I	$8.57	$10.25	$9.72
Class N	$8.57	$10.28	$9.71
Class Y	$8.46	$10.22	N/A
+COST			
Investments in unaffiliated securities at cost	$58,429	$ 176,328	$ 127,440
Cash denominated in foreign currencies at cost	370	5,204	—
Written options premiums received at cost	—	366	—
^Securities loaned at value	—	2,061	2,317

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)	Ivy Apollo Multi-Asset Income Fund	Ivy Apollo Strategic Income Fund	Ivy California Municipal High Income Fund	Ivy Cash Management Fund	Ivy Corporate Bond Fund	Ivy Crossover Credit Fund	Ivy Government Securities Fund	Ivy International Small Cap Fund
INVESTMENT INCOME								
Dividends from unaffiliated securities	$ 6,766	$ 327	$ —	$ —	$ —	$ —	$ —	$ 3,147
Foreign dividend withholding tax	(468)	—	—	—	—	—	—	(244)
Interest and amortization from unaffiliated securities	13,573	23,575	961	17,419	28,552	1,727	6,879	12
Securities lending income – net	22	49	—	—	68	2	4	111
Total Investment Income	19,893	23,951	961	17,419	28,620	1,729	6,883	3,026
EXPENSES								
Investment management fee	2,749	3,025	179	4,790	4,186	245	1,684	1,609
Distribution and service fees:								
Class A	257	284	44	—	862	35	200	38
Class B	N/A	N/A	N/A	5	3	N/A	2	N/A
Class C	123	55	19	18	38	N/A	15	16
Class E(1)	N/A	N/A	N/A	N/A	—*	1	—*	N/A
Class R(2)	N/A	N/A	N/A	N/A	1	2	1	N/A
Class Y(3)	9	17	3	N/A	1	3	1	2
Shareholder servicing:								
Class A	201	147	5	3,476	698	9	158	19
Class B	N/A	N/A	N/A	1	4	N/A	2	N/A
Class C	25	15	2	3	13	N/A	4	2
Class E(1)	N/A	N/A	N/A	N/A	—*	—*	—*	N/A
Class I	450	463	21	N/A	782	52	202	134
Class N	1	4	N/A	N/A	5	—*	14	7
Class R(2)	N/A	N/A	N/A	N/A	1	1	1	N/A
Class Y(3)	5	10	2	N/A	—*	2	—*	2
Registration fees	82	92	53	157	124	80	106	71
Custodian fees	56	29	2	18	14	4	7	65
Independent Trustees and Chief Compliance Officer fees	36	40	5	115	99	4	35	11
Accounting services fee	123	135	28	256	229	35	120	69
Professional fees	117	119	45	58	65	57	45	56
Third-party valuation service fees	22	11	—	—	—	—	—	11
Commitment and interest expense for borrowing	—	30	2	—	—	—	—	—
Other	48	40	10	137	71	14	23	21
Total Expenses	4,304	4,516	420	9,034	7,196	544	2,620	2,133
Less:								
Expenses in excess of limit	(742)	(1,022)	(158)	(738)	—	(184)	(116)	(466)
Total Net Expenses	3,562	3,494	262	8,296	7,196	360	2,504	1,667
Net Investment Income	16,331	20,457	699	9,123	21,424	1,369	4,379	1,359
REALIZED AND UNREALIZED GAIN (LOSS)								
Net realized gain (loss) on:								
Investments in unaffiliated securities	(10,325)	(5,576)	41	—*	46,819	3,900	5,965	(5,785)
Futures contracts	—	—	—	—	(560)	(192)	—	—
Swap agreements	(27)	(27)	—	—	—	—	—	—
Forward foreign currency contracts	(139)	(137)	—	—	—	—	—	—
Foreign currency exchange transactions	(98)	(64)	—	—	—	—	—	129
Net change in unrealized appreciation (depreciation) on:								
Investments in unaffiliated securities	(17,472)	751	(244)	—	1,995	(26)	7,226	21,765
Futures contracts	—	—	—	—	—	(15)	—	—
Swap agreements	10	11	—	—	—	—	—	—
Forward foreign currency contracts	(317)	(330)	—	—	—	—	—	—
Foreign currency exchange transactions	15	(12)	—	—	—	—	—	40
Net Realized and Unrealized Gain (Loss)	(28,353)	(5,384)	(203)	—*	48,254	3,667	13,191	16,149
Net Increase (Decrease) in Net Assets Resulting from Operations	$(12,022)	$15,073	$ 496	$ 9,123	$69,678	$5,036	$17,570	$17,508

**Not shown due to rounding.*

(1)Effective June 19, 2020, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund and Ivy Government Securities Fund liquidated Class E.

(2)Effective June 19, 2020, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund and Ivy Government Securities Fund liquidated Class R.

(3)Effective June 19, 2020, Ivy Government Securities Fund liquidated Class Y.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)	Ivy Pictet Emerging Markets Local Currency Debt Fund	Ivy Pictet Targeted Return Bond Fund	Ivy PineBridge High Yield Fund
INVESTMENT INCOME			
Interest and amortization from unaffiliated securities	$ 5,470	$ 4,305	$6,665
Foreign interest withholding tax	(44)	(4)	—
Securities lending income – net	—*	3	24
Total Investment Income	5,426	4,304	6,689
EXPENSES			
Investment management fee	835	1,834	697
Distribution and service fees:			
Class A	21	57	32
Class C	18	43	N/A
Class E[(1)]	3	N/A	N/A
Class R[(2)]	6	N/A	2
Class Y	7	9	N/A
Shareholder servicing:			
Class A	11	22	11
Class C	—*	2	N/A
Class E[(1)]	—*	N/A	N/A
Class I	120	192	111
Class N	3	6	3
Class R[(2)]	3	N/A	1
Class Y	4	5	N/A
Registration fees	77	74	61
Custodian fees	121	58	7
Independent Trustees and Chief Compliance Officer fees	19	18	10
Accounting services fee	64	80	61
Professional fees	89	76	61
Commitment and interest expense for borrowing	—	—	8
Other	22	23	17
Total Expenses	1,423	2,499	1,082
Less:			
Expenses in excess of limit	(461)	(452)	(244)
Total Net Expenses	962	2,047	838
Net Investment Income	4,464	2,257	5,851
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	(6,141)	(2,897)	(1,242)
Futures contracts	(162)	(1,326)	—
Written options	9	1,085	—
Swap agreements	1,002	(2,389)	—
Forward foreign currency contracts	(713)	3,680	—
Foreign currency exchange transactions	(1,304)	(113)	—
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	(129)	2,856	1,363
Futures contracts	(33)	(451)	—
Written options	—	150	—
Swap agreements	296	1,219	—
Forward foreign currency contracts	574	(85)	—
Foreign currency exchange transactions	78	(242)	—
Net Realized and Unrealized Gain (Loss)	(6,523)	1,487	121
Net Increase (Decrease) in Net Assets Resulting from Operations	$(2,059)	$ 3,744	$5,972

**Not shown due to rounding.*

(1)Effective June 19, 2020, Ivy Pictet Emerging Markets Local Currency Debt Fund liquidated Class E.

(2)Effective June 19, 2020, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy PineBridge High Yield Fund liquidated Class R.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Apollo Multi-Asset Income Fund Year ended 9-30-20	Ivy Apollo Multi-Asset Income Fund Year ended 9-30-19	Ivy Apollo Strategic Income Fund Year ended 9-30-20	Ivy Apollo Strategic Income Fund Year ended 9-30-19	Ivy California Municipal High Income Fund Year ended 9-30-20	Ivy California Municipal High Income Fund Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 16,331	$ 20,293	$ 20,457	$ 23,292	$ 699	$ 741
Net realized gain (loss) on investments	(10,589)	5,929	(5,804)	(725)	41	40
Net change in unrealized appreciation (depreciation)	(17,764)	(11,470)	420	2,943	(244)	1,635
Net Increase (Decrease) in Net Assets Resulting from Operations	(12,022)	14,752	15,073	25,510	496	2,416
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(5,853)	(9,075)	(5,079)	(5,616)	(339)	(340)
Class C	(610)	(998)	(204)	(233)	(21)	(30)
Class I	(16,428)	(25,556)	(13,898)	(16,194)	(288)	(334)
Class N	(213)	(294)	(1,689)	(2,533)	N/A	N/A
Class Y	(203)	(410)	(296)	(342)	(26)	(33)
Total Distributions to Shareholders	(23,307)	(36,333)	(21,166)	(24,918)	(674)	(737)
Capital Share Transactions	(101,774)	(28,653)	(87,029)	(4,654)	1,966	3,010
Net Increase (Decrease) in Net Assets	(137,103)	(50,234)	(93,122)	(4,062)	1,788	4,689
Net Assets, Beginning of Period	461,090	511,324	494,995	499,057	32,730	28,041
Net Assets, End of Period	$323,987	$461,090	$ 401,873	$494,995	$ 34,518	$32,730

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Cash Management Fund		Ivy Corporate Bond Fund		Ivy Crossover Credit Fund	
	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 9,123	$ 23,976	$ 21,424	$ 24,991	$ 1,369	$ 1,258
Net realized gain on investments	—*	10	46,259	1,533	3,708	272
Net change in unrealized appreciation (depreciation)	—	—	1,995	73,955	(41)	3,067
Net Increase in Net Assets Resulting from Operations	9,123	23,986	69,678	100,479	5,036	4,597
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(9,131)	(23,958)	(8,244)	(8,915)	(366)	(412)
Class B	(1)	(6)	(3)	(6)	N/A	N/A
Class C	(2)	(12)	(59)	(65)	N/A	N/A
Class E[(1)]	N/A	N/A	(5)	(7)	(11)	(17)
Class I	N/A	N/A	(13,129)	(15,141)	(918)	(866)
Class N	N/A	N/A	(1,387)	(1,176)	(19)	(19)
Class R[(2)]	N/A	N/A	(5)	(6)	(9)	(15)
Class Y	N/A	N/A	(7)	(7)	(28)	(35)
Total Distributions to Shareholders	(9,134)	(23,976)	(22,839)	(25,323)	(1,351)	(1,364)
Capital Share Transactions	316,045	(23,815)	(88,016)	(114,020)	13,402	2,906
Net Increase (Decrease) in Net Assets	316,034	(23,805)	(41,177)	(38,864)	17,087	6,139
Net Assets, Beginning of Period	1,259,163	1,282,968	918,832	957,696	43,070	36,931
Net Assets, End of Period	$1,575,197	$1,259,163	$877,655	$918,832	$60,157	$43,070

**Not shown due to rounding.*
(1)Effective June 19, 2020, Ivy Corporate Bond Fund and Ivy Crossover Credit Fund liquidated Class E.
(2)Effective June 19, 2020, Ivy Corporate Bond Fund and Ivy Crossover Credit Fund liquidated Class R.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Government Securities Fund		Ivy International Small Cap Fund		Ivy Pictet Emerging Markets Local Currency Debt Fund	
	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,379	$ 5,641	$ 1,359	$ 2,225	$ 4,464	$ 7,346
Net realized gain (loss) on investments	5,965	(1,046)	(5,656)	(12,771)	(7,309)	(9,671)
Net change in unrealized appreciation	7,226	22,615	21,805	37	786	10,733
Net Increase (Decrease) in Net Assets Resulting from Operations	17,570	27,210	17,508	(10,509)	(2,059)	8,408
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(1,019)	(1,084)	(289)	(224)	(104)	—
Class B	—*	(1)	N/A	N/A	N/A	N/A
Class C	(6)	(8)	(19)	(10)	(21)	—
Class E(1)	(3)	(4)	N/A	N/A	(21)	—
Class I	(1,834)	(1,917)	(1,651)	(1,137)	(971)	(187)
Class N	(2,216)	(3,023)	(1,558)	(1,365)	(429)	(97)
Class R(2)	(2)	(3)	N/A	N/A	(20)	—
Class Y(3)	(2)	(4)	(24)	(40)	(31)	—
Total Distributions to Shareholders	(5,082)	(6,044)	(3,541)	(2,776)	(1,597)	(284)
Capital Share Transactions	115,304	(114,107)	(12,950)	4,295	(65,208)	(20,756)
Net Increase (Decrease) in Net Assets	127,792	(92,941)	1,017	(8,990)	(68,864)	(12,632)
Net Assets, Beginning of Period	282,308	375,249	163,946	172,936	129,268	141,900
Net Assets, End of Period	$ 410,100	$282,308	$164,963	$163,946	$ 60,404	$129,268

**Not shown due to rounding.*
(1)Effective June 19, 2020, Ivy Government Securities Fund and Ivy Pictet Emerging Markets Local Currency Debt Fund liquidated Class E.
(2)Effective June 19, 2020, Ivy Government Securities Fund and Ivy Pictet Emerging Markets Local Currency Debt Fund liquidated Class R.
(3)Effective June 19, 2020, Ivy Government Securities Fund liquidated Class Y.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Pictet Targeted Return Bond Fund		Ivy PineBridge High Yield Fund	
	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 2,257	$ 4,556	$ 5,851	$ 5,022
Net realized gain (loss) on investments	(1,960)	4,135	(1,242)	(1,054)
Net change in unrealized appreciation	3,447	7,804	1,363	1,621
Net Increase in Net Assets Resulting from Operations	3,744	16,495	5,972	5,589
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(429)	(1,003)	(632)	(439)
Class C	(51)	(169)	N/A	N/A
Class I	(2,445)	(6,359)	(3,249)	(2,640)
Class N	(1,535)	(4,192)	(1,829)	(1,834)
Class R[(1)]	N/A	N/A	(17)	(24)
Class Y	(66)	(171)	N/A	N/A
Total Distributions to Shareholders	(4,526)	(11,894)	(5,727)	(4,937)
Capital Share Transactions	(29,720)	(24,430)	39,029	14,710
Net Increase (Decrease) in Net Assets	(30,502)	(19,829)	39,274	15,362
Net Assets, Beginning of Period	220,699	240,528	102,343	86,981
Net Assets, End of Period	$ 190,197	$220,699	$ 141,617	$102,343

(1)Effective June 19, 2020, Ivy PineBridge High Yield Fund liquidated Class R.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO MULTI-ASSET INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$10.58	$0.39	$(0.61)	$(0.22)	$(0.42)	$ (0.13)	$(0.55)
Year ended 9-30-2019	11.07	0.43	(0.13)	0.30	(0.45)	(0.34)	(0.79)
Year ended 9-30-2018	11.02	0.42	0.05	0.47	(0.41)	(0.01)	(0.42)
Year ended 9-30-2017	10.45	0.39	0.50	0.89	(0.30)	(0.02)	(0.32)
Year ended 9-30-2016[4]	10.00	0.37	0.31	0.68	(0.23)	—*	(0.23)
Class C Shares							
Year ended 9-30-2020	10.58	0.32	(0.61)	(0.29)	(0.35)	(0.13)	(0.48)
Year ended 9-30-2019	11.07	0.35	(0.12)	0.23	(0.38)	(0.34)	(0.72)
Year ended 9-30-2018	11.02	0.33	0.06	0.39	(0.33)	(0.01)	(0.34)
Year ended 9-30-2017	10.46	0.31	0.50	0.81	(0.23)	(0.02)	(0.25)
Year ended 9-30-2016[4]	10.00	0.28	0.33	0.61	(0.15)	—*	(0.15)
Class I Shares							
Year ended 9-30-2020	10.59	0.43	(0.61)	(0.18)	(0.47)	(0.13)	(0.60)
Year ended 9-30-2019	11.07	0.47	(0.11)	0.36	(0.50)	(0.34)	(0.84)
Year ended 9-30-2018	11.02	0.45	0.06	0.51	(0.45)	(0.01)	(0.46)
Year ended 9-30-2017	10.46	0.41	0.51	0.92	(0.34)	(0.02)	(0.36)
Year ended 9-30-2016[4]	10.00	0.39	0.32	0.71	(0.25)	—*	(0.25)
Class N Shares							
Year ended 9-30-2020	10.59	0.44	(0.61)	(0.17)	(0.47)	(0.13)	(0.60)
Year ended 9-30-2019	11.08	0.47	(0.12)	0.35	(0.50)	(0.34)	(0.84)
Year ended 9-30-2018	11.03	0.47	0.05	0.52	(0.46)	(0.01)	(0.47)
Year ended 9-30-2017	10.46	0.43	0.52	0.95	(0.36)	(0.02)	(0.38)
Year ended 9-30-2016[4]	10.00	0.38	0.33	0.71	(0.25)	—*	(0.25)
Class Y Shares							
Year ended 9-30-2020	10.59	0.40	(0.61)	(0.21)	(0.43)	(0.13)	(0.56)
Year ended 9-30-2019	11.07	0.42	(0.10)	0.32	(0.46)	(0.34)	(0.80)
Year ended 9-30-2018	11.02	0.42	0.06	0.48	(0.42)	(0.01)	(0.43)
Year ended 9-30-2017	10.45	0.39	0.51	0.90	(0.31)	(0.02)	(0.33)
Year ended 9-30-2016[4]	10.00	0.34	0.34	0.68	(0.23)	—*	(0.23)

* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.*

(5) *Annualized.*

(6) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.*

(7) *Ratio of expenses to average net assets excluding offering cost was 1.25%.*

(8) *Ratio of expenses to average net assets excluding offering cost was 2.01%.*

(9) *Ratio of expenses to average net assets excluding offering cost was 0.93%.*

(10) *Ratio of expenses to average net assets excluding offering cost was 0.89%.*

(11) *Ratio of expenses to average net assets excluding offering cost was 1.20%.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 9.81	-2.10%	$ 88	1.20%	3.89%	1.27%	3.82%	71%
Year ended 9-30-2019	10.58	3.22	119	1.20	4.06	1.24	4.02	54
Year ended 9-30-2018	11.07	4.41	131	1.24	3.77	1.24	3.77	59
Year ended 9-30-2017	11.02	8.67	143	1.24	3.64	—	—	84
Year ended 9-30-2016[4]	10.45	6.85	95	1.30[5][7]	3.69[5]	1.41[5]	3.58[5]	63[6]
Class C Shares								
Year ended 9-30-2020	9.81	-2.85	10	1.96	3.13	2.03	3.06	71
Year ended 9-30-2019	10.58	2.46	14	1.94	3.31	1.98	3.27	54
Year ended 9-30-2018	11.07	3.64	16	1.98	3.01	1.98	3.01	59
Year ended 9-30-2017	11.02	7.86	20	1.97	2.87	—	—	84
Year ended 9-30-2016[4]	10.46	6.14	14	2.06[5][8]	2.78[5]	—	—	63[6]
Class I Shares								
Year ended 9-30-2020	9.81	-1.76	220	0.75	4.32	0.99	4.08	71
Year ended 9-30-2019	10.59	3.77	320	0.75	4.51	0.97	4.29	54
Year ended 9-30-2018	11.07	4.71	354	0.93	4.07	0.96	4.04	59
Year ended 9-30-2017	11.02	8.92	401	0.95	3.88	—	—	84
Year ended 9-30-2016[4]	10.46	7.25	255	0.98[5][9]	3.80[5]	—	—	63[6]
Class N Shares								
Year ended 9-30-2020	9.82	-1.66	3	0.75	4.34	0.84	4.25	71
Year ended 9-30-2019	10.59	3.69	4	0.75	4.50	0.92	4.33	54
Year ended 9-30-2018	11.08	4.96	4	0.79	4.23	0.80	4.22	59
Year ended 9-30-2017	11.03	9.12	4	0.78	4.09	—	—	84
Year ended 9-30-2016[4]	10.46	7.26	3	0.94[5][10]	3.73[5]	—	—	63[6]
Class Y Shares								
Year ended 9-30-2020	9.82	-2.06	3	1.15	3.95	1.22	3.88	71
Year ended 9-30-2019	10.59	3.33	4	1.17	4.06	1.21	4.02	54
Year ended 9-30-2018	11.07	4.45	6	1.19	3.82	1.19	3.82	59
Year ended 9-30-2017	11.02	8.75	5	1.17	3.69	—	—	84
Year ended 9-30-2016[4]	10.45	6.90	4	1.25[5][11]	3.31[5]	1.33[5]	3.23[5]	63[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY APOLLO STRATEGIC INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 9.99	$0.42	$(0.05)	$ 0.37	$(0.44)	$ —	$(0.44)
Year ended 9-30-2019	9.97	0.44	0.06	0.50	(0.45)	(0.03)	(0.48)
Year ended 9-30-2018	10.27	0.42	(0.27)	0.15	(0.40)	(0.05)	(0.45)
Year ended 9-30-2017	10.26	0.39	0.04	0.43	(0.38)	(0.04)	(0.42)
Year ended 9-30-2016[4]	10.00	0.34	0.18	0.52	(0.26)	—	(0.26)
Class C Shares							
Year ended 9-30-2020	9.98	0.35	(0.06)	0.29	(0.36)	—	(0.36)
Year ended 9-30-2019	9.97	0.36	0.05	0.41	(0.37)	(0.03)	(0.40)
Year ended 9-30-2018	10.27	0.35	(0.27)	0.08	(0.33)	(0.05)	(0.38)
Year ended 9-30-2017	10.26	0.32	0.04	0.36	(0.31)	(0.04)	(0.35)
Year ended 9-30-2016[4]	10.00	0.27	0.19	0.46	(0.20)	—	(0.20)
Class I Shares							
Year ended 9-30-2020	9.99	0.46	(0.06)	0.40	(0.47)	—	(0.47)
Year ended 9-30-2019	9.98	0.48	0.05	0.53	(0.49)	(0.03)	(0.52)
Year ended 9-30-2018	10.28	0.45	(0.27)	0.18	(0.43)	(0.05)	(0.48)
Year ended 9-30-2017	10.27	0.42	0.05	0.47	(0.42)	(0.04)	(0.46)
Year ended 9-30-2016[4]	10.00	0.39	0.17	0.56	(0.29)	—	(0.29)
Class N Shares							
Year ended 9-30-2020	9.99	0.46	(0.06)	0.40	(0.47)	—	(0.47)
Year ended 9-30-2019	9.98	0.48	0.05	0.53	(0.49)	(0.03)	(0.52)
Year ended 9-30-2018	10.28	0.46	(0.27)	0.19	(0.44)	(0.05)	(0.49)
Year ended 9-30-2017	10.27	0.43	0.04	0.47	(0.42)	(0.04)	(0.46)
Year ended 9-30-2016[4]	10.00	0.34	0.22	0.56	(0.29)	—	(0.29)
Class Y Shares							
Year ended 9-30-2020	9.99	0.42	(0.05)	0.37	(0.44)	—	(0.44)
Year ended 9-30-2019	9.97	0.44	0.06	0.50	(0.45)	(0.03)	(0.48)
Year ended 9-30-2018	10.27	0.42	(0.27)	0.15	(0.40)	(0.05)	(0.45)
Year ended 9-30-2017	10.26	0.40	0.04	0.44	(0.39)	(0.04)	(0.43)
Year ended 9-30-2016[4]	10.00	0.33	0.20	0.53	(0.27)	—	(0.27)

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2015 (commencement of operations of the class) through September 30, 2016.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.

(7) Ratio of expenses to average net assets excluding offering cost was 1.10%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.79%.

(9) Ratio of expenses to average net assets excluding offering cost was 0.80%.

(10) Ratio of expenses to average net assets excluding offering cost was 0.79%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.05%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 9.92	3.84%	$ 111	1.05%	4.35%	1.17%	4.23%	59%
Year ended 9-30-2019	9.99	5.13	120	1.05	4.45	1.15	4.35	45
Year ended 9-30-2018	9.97	1.53	117	1.15	4.14	1.16	4.13	48
Year ended 9-30-2017	10.27	4.38	123	1.15	3.83	1.17	3.81	48
Year ended 9-30-2016[4]	10.26	5.35	95	1.15[5][7]	3.36[5]	1.26[5]	3.25[5]	42[6]
Class C Shares								
Year ended 9-30-2020	9.91	3.03	5	1.83	3.57	2.08	3.32	59
Year ended 9-30-2019	9.98	4.21	5	1.85	3.65	2.04	3.46	45
Year ended 9-30-2018	9.97	0.82	6	1.85	3.43	2.02	3.26	48
Year ended 9-30-2017	10.27	3.66	8	1.85	3.13	1.98	3.00	48
Year ended 9-30-2016[4]	10.26	4.66	8	1.84[5][8]	2.71[5]	1.96[5]	2.59[5]	42[6]
Class I Shares								
Year ended 9-30-2020	9.92	4.23	257	0.67	4.73	0.96	4.44	59
Year ended 9-30-2019	9.99	5.43	315	0.67	4.83	0.93	4.57	45
Year ended 9-30-2018	9.98	1.95	315	0.82	4.46	0.93	4.35	48
Year ended 9-30-2017	10.28	4.59	320	0.85	4.13	0.94	4.04	48
Year ended 9-30-2016[4]	10.27	5.75	184	0.85[5][9]	3.91[5]	0.98[5]	3.78[5]	42[6]
Class N Shares								
Year ended 9-30-2020	9.92	4.23	22	0.67	4.71	0.80	4.58	59
Year ended 9-30-2019	9.99	5.43	48	0.67	4.83	0.78	4.72	45
Year ended 9-30-2018	9.98	1.92	53	0.77	4.52	0.78	4.51	48
Year ended 9-30-2017	10.28	4.75	61	0.77	4.24	—	—	48
Year ended 9-30-2016[4]	10.27	5.75	6	0.84[5][10]	3.44[5]	—	—	42[6]
Class Y Shares								
Year ended 9-30-2020	9.92	3.85	7	1.05	4.35	1.20	4.20	59
Year ended 9-30-2019	9.99	5.13	7	1.05	4.46	1.18	4.33	45
Year ended 9-30-2018	9.97	1.58	8	1.10	4.18	1.17	4.11	48
Year ended 9-30-2017	10.27	4.44	9	1.10	3.89	1.19	3.80	48
Year ended 9-30-2016[4]	10.26	5.39	6	1.10[5][11]	3.31[5]	1.23[5]	3.18[5]	42[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CALIFORNIA MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$10.58	$ 0.21	$ (0.11)	$ 0.10	$(0.20)	$ —	$(0.20)
Year ended 9-30-2019	9.98	0.26	0.60	0.86	(0.26)	—	(0.26)
Year ended 9-30-2018	10.16	0.26	(0.16)	0.10	(0.26)	(0.02)	(0.28)
Year ended 9-30-2017(4)	10.00	0.26	0.14	0.40	(0.24)	—	(0.24)
Class C Shares							
Year ended 9-30-2020	10.58	0.12	(0.11)	0.01	(0.11)	—	(0.11)
Year ended 9-30-2019	9.98	0.17	0.60	0.77	(0.17)	—	(0.17)
Year ended 9-30-2018	10.16	0.17	(0.17)	0.00*	(0.16)	(0.02)	(0.18)
Year ended 9-30-2017(4)	10.00	0.19	0.16	0.35	(0.19)	—	(0.19)
Class I Shares							
Year ended 9-30-2020	10.58	0.23	(0.10)	0.13	(0.23)	—	(0.23)
Year ended 9-30-2019	9.98	0.28	0.60	0.88	(0.28)	—	(0.28)
Year ended 9-30-2018	10.16	0.28	(0.16)	0.12	(0.28)	(0.02)	(0.30)
Year ended 9-30-2017(4)	10.00	0.28	0.13	0.41	(0.25)	—	(0.25)
Class Y Shares							
Year ended 9-30-2020	10.58	0.21	(0.11)	0.10	(0.20)	—	(0.20)
Year ended 9-30-2019	9.98	0.26	0.60	0.86	(0.26)	—	(0.26)
Year ended 9-30-2018	10.16	0.25	(0.15)	0.10	(0.26)	(0.02)	(0.28)
Year ended 9-30-2017(4)	10.00	0.25	0.15	0.40	(0.24)	—	(0.24)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 3, 2016 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$10.48	1.01%	$19	0.80%	2.03%	1.23%	1.60%	9%
Year ended 9-30-2019	10.58	8.73	17	0.80	2.54	1.29	2.05	10
Year ended 9-30-2018	9.98	0.89	14	0.78	2.56	1.32	2.02	10
Year ended 9-30-2017[4]	10.16	4.17	8	0.60[5]	2.62[5]	1.12[5]	2.10[5]	7[6]
Class C Shares								
Year ended 9-30-2020	10.48	0.13	2	1.67	1.16	2.02	0.81	9
Year ended 9-30-2019	10.58	7.81	2	1.66	1.69	2.06	1.29	10
Year ended 9-30-2018	9.98	-0.07	2	1.63	1.70	2.08	1.25	10
Year ended 9-30-2017[4]	10.16	3.53	2	1.33[5]	1.88[5]	1.85[5]	1.36[5]	7[6]
Class I Shares								
Year ended 9-30-2020	10.48	1.21	13	0.60	2.23	1.12	1.71	9
Year ended 9-30-2019	10.58	8.95	13	0.60	2.75	1.16	2.19	10
Year ended 9-30-2018	9.98	1.10	11	0.58	2.74	1.20	2.12	10
Year ended 9-30-2017[4]	10.16	4.31	7	0.43[5]	2.87[5]	0.95[5]	2.35[5]	7[6]
Class Y Shares								
Year ended 9-30-2020	10.48	1.01	1	0.80	2.03	1.35	1.48	9
Year ended 9-30-2019	10.58	8.73	1	0.80	2.55	1.40	1.95	10
Year ended 9-30-2018	9.98	0.93	1	0.78	2.56	1.44	1.90	10
Year ended 9-30-2017[4]	10.16	4.09	1	0.60[5]	2.54[5]	1.23[5]	1.91[5]	7[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CASH MANAGEMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$1.00	$ 0.01	$0.00*	$ 0.01	$ (0.01)	$—	$ (0.01)
Year ended 9-30-2019	1.00	0.02	0.00*	0.02	(0.02)	—	(0.02)
Year ended 9-30-2018	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 9-30-2017	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[4]							
Year ended 9-30-2020	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 9-30-2018	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2017	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares							
Year ended 9-30-2020	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 9-30-2018	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2017	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*

* *Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 9-30-2020	$1.00	0.69%	$1,573	0.58%	0.64%	0.63%	0.59%
Year ended 9-30-2019	1.00	1.87	1,257	0.71	1.86	—	—
Year ended 9-30-2018	1.00	1.11	1,281	0.75	1.03	—	—
Year ended 9-30-2017	1.00	0.27	1,378	0.74	0.27	0.75	0.26
Year ended 9-30-2016	1.00	0.02	1,401	0.49	0.02	0.79	-0.28
Class B Shares[4]							
Year ended 9-30-2020	1.00	0.24	—*	1.08	0.26	1.48	-0.14
Year ended 9-30-2019	1.00	1.05	1	1.51	1.06	—	—
Year ended 9-30-2018	1.00	0.27	1	1.60	0.21	1.65	0.16
Year ended 9-30-2017	1.00	0.02	1	0.96	0.02	1.61	-0.63
Year ended 9-30-2016	1.00	0.02	1	0.49	0.02	1.73	-1.22
Class C Shares							
Year ended 9-30-2020	1.00	0.17	2	0.98	0.12	1.53	-0.43
Year ended 9-30-2019	1.00	0.91	1	1.65	0.93	—	—
Year ended 9-30-2018	1.00	0.24	1	1.55	0.08	1.68	-0.05
Year ended 9-30-2017	1.00	0.02	2	0.98	0.02	1.61	-0.61
Year ended 9-30-2016	1.00	0.02	3	0.46	0.02	1.62	-1.14

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORPORATE BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$6.54	$ 0.15	$ 0.37	$ 0.52	$ (0.16)	$ —	$ (0.16)
Year ended 9-30-2019	6.02	0.16	0.52	0.68	(0.16)	—	(0.16)
Year ended 9-30-2018	6.27	0.15	(0.26)	(0.11)	(0.14)	—	(0.14)
Year ended 9-30-2017	6.51	0.13	(0.12)	0.01	(0.14)	(0.11)	(0.25)
Year ended 9-30-2016	6.30	0.13	0.28	0.41	(0.13)	(0.07)	(0.20)
Class B Shares[4]							
Year ended 9-30-2020	6.53	0.04	0.37	0.41	(0.05)	—	(0.05)
Year ended 9-30-2019	6.01	0.06	0.52	0.58	(0.06)	—	(0.06)
Year ended 9-30-2018	6.26	0.05	(0.25)	(0.20)	(0.05)	—	(0.05)
Year ended 9-30-2017	6.51	0.04	(0.12)	(0.08)	(0.06)	(0.11)	(0.17)
Year ended 9-30-2016	6.29	0.04	0.29	0.33	(0.04)	(0.07)	(0.11)
Class C Shares							
Year ended 9-30-2020	6.53	0.09	0.37	0.46	(0.10)	—	(0.10)
Year ended 9-30-2019	6.01	0.10	0.52	0.62	(0.10)	—	(0.10)
Year ended 9-30-2018	6.26	0.09	(0.25)	(0.16)	(0.09)	—	(0.09)
Year ended 9-30-2017	6.50	0.08	(0.12)	(0.04)	(0.09)	(0.11)	(0.20)
Year ended 9-30-2016	6.29	0.07	0.28	0.35	(0.07)	(0.07)	(0.14)
Class I Shares							
Year ended 9-30-2020	6.54	0.17	0.37	0.54	(0.18)	—	(0.18)
Year ended 9-30-2019	6.02	0.18	0.52	0.70	(0.18)	—	(0.18)
Year ended 9-30-2018	6.27	0.17	(0.26)	(0.09)	(0.16)	—	(0.16)
Year ended 9-30-2017	6.51	0.15	(0.12)	0.03	(0.16)	(0.11)	(0.27)
Year ended 9-30-2016	6.30	0.15	0.28	0.43	(0.15)	(0.07)	(0.22)
Class N Shares							
Year ended 9-30-2020	6.54	0.18	0.37	0.55	(0.19)	—	(0.19)
Year ended 9-30-2019	6.01	0.19	0.53	0.72	(0.19)	—	(0.19)
Year ended 9-30-2018[5]	6.28	0.17	(0.28)	(0.11)	(0.16)	—	(0.16)
Class Y Shares							
Year ended 9-30-2020	6.53	0.15	0.38	0.53	(0.16)	—	(0.16)
Year ended 9-30-2019	6.01	0.16	0.53	0.69	(0.17)	—	(0.17)
Year ended 9-30-2018[5]	6.28	0.15	(0.29)	(0.14)	(0.13)	—	(0.13)

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$6.90	8.07%	$355	1.00%	2.26%	—%	—%	84%
Year ended 9-30-2019	6.54	11.48	348	1.02	2.54	—	—	63
Year ended 9-30-2018	6.02	-1.72	364	1.05	2.41	1.05	2.41	29
Year ended 9-30-2017	6.27	0.39	437	0.98	2.09	0.99	2.08	42
Year ended 9-30-2016	6.51	6.58	520	0.97	2.03	0.98	2.02	88
Class B Shares[4]								
Year ended 9-30-2020	6.89	6.35	—*	2.65	0.62	—	—	84
Year ended 9-30-2019	6.53	9.66	1	2.61	0.96	—	—	63
Year ended 9-30-2018	6.01	-3.18	1	2.56	0.87	—	—	29
Year ended 9-30-2017	6.26	-1.50	1	2.39	0.68	—	—	42
Year ended 9-30-2016	6.51	5.31	2	2.31	0.68	—	—	88
Class C Shares								
Year ended 9-30-2020	6.89	7.13	4	1.89	1.37	—	—	84
Year ended 9-30-2019	6.53	10.52	4	1.92	1.64	—	—	63
Year ended 9-30-2018	6.01	-2.63	4	1.94	1.48	—	—	29
Year ended 9-30-2017	6.26	-0.46	8	1.85	1.22	—	—	42
Year ended 9-30-2016	6.50	5.65	10	1.85	1.14	—	—	88
Class I Shares								
Year ended 9-30-2020	6.90	8.39	460	0.71	2.55	—	—	84
Year ended 9-30-2019	6.54	11.84	523	0.70	2.86	—	—	63
Year ended 9-30-2018	6.02	-1.41	545	0.72	2.74	—	—	29
Year ended 9-30-2017	6.27	0.68	672	0.69	2.39	—	—	42
Year ended 9-30-2016	6.51	6.88	752	0.67	2.28	—	—	88
Class N Shares								
Year ended 9-30-2020	6.90	8.56	59	0.55	2.69	—	—	84
Year ended 9-30-2019	6.54	12.19	43	0.55	3.00	—	—	63
Year ended 9-30-2018[5]	6.01	-1.77	44	0.57[6]	3.06[6]	—	—	29[7]
Class Y Shares								
Year ended 9-30-2020	6.90	8.29	—*	0.94	2.32	—	—	84
Year ended 9-30-2019	6.53	11.62	—*	0.93	2.62	—	—	63
Year ended 9-30-2018[5]	6.01	-2.16	—*	1.00[6]	2.62[6]	—	—	29[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CROSSOVER CREDIT FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 10.51	$0.28	$ 0.77	$ 1.05	$(0.28)	$ —	$(0.28)
Year ended 9-30-2019	9.64	0.32	0.90	1.22	(0.35)	—	(0.35)
Year ended 9-30-2018	10.26	0.30	(0.56)	(0.26)	(0.27)	(0.09)	(0.36)
Year ended 9-30-2017[4]	10.00	0.13	0.23	0.36	(0.10)	—	(0.10)
Class I Shares							
Year ended 9-30-2020	10.51	0.31	0.77	1.08	(0.31)	—	(0.31)
Year ended 9-30-2019	9.64	0.34	0.90	1.24	(0.37)	—	(0.37)
Year ended 9-30-2018	10.26	0.33	(0.56)	(0.23)	(0.30)	(0.09)	(0.39)
Year ended 9-30-2017[4]	10.00	0.15	0.22	0.37	(0.11)	—	(0.11)
Class N Shares							
Year ended 9-30-2020	10.51	0.30	0.78	1.08	(0.31)	—	(0.31)
Year ended 9-30-2019	9.64	0.34	0.90	1.24	(0.37)	—	(0.37)
Year ended 9-30-2018	10.26	0.33	(0.56)	(0.23)	(0.30)	(0.09)	(0.39)
Year ended 9-30-2017[4]	10.00	0.15	0.22	0.37	(0.11)	—	(0.11)
Class Y Shares							
Year ended 9-30-2020	10.51	0.28	0.77	1.05	(0.28)	—	(0.28)
Year ended 9-30-2019	9.64	0.32	0.90	1.22	(0.35)	—	(0.35)
Year ended 9-30-2018	10.26	0.30	(0.56)	(0.26)	(0.27)	(0.09)	(0.36)
Year ended 9-30-2017[4]	10.00	0.13	0.23	0.36	(0.10)	—	(0.10)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 3, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 11.28	10.18%	$ 18	0.90%	2.64%	1.21%	2.33%	165%
Year ended 9-30-2019	10.51	13.10	12	0.90	3.23	1.25	2.88	94
Year ended 9-30-2018	9.64	-2.56	12	0.90	3.07	1.19	2.78	85
Year ended 9-30-2017[4]	10.26	3.51	11	0.90[5]	2.63[5]	0.95[5]	2.58[5]	112[6]
Class I Shares								
Year ended 9-30-2020	11.28	10.46	39	0.65	2.89	1.06	2.48	165
Year ended 9-30-2019	10.51	13.39	27	0.65	3.47	1.13	2.99	94
Year ended 9-30-2018	9.64	-2.41	23	0.65	3.33	1.06	2.92	85
Year ended 9-30-2017[4]	10.26	3.72	18	0.65[5]	2.89[5]	0.83[5]	2.71[5]	112[6]
Class N Shares								
Year ended 9-30-2020	11.28	10.46	2	0.65	2.78	0.90	2.53	165
Year ended 9-30-2019	10.51	13.39	1	0.65	3.48	0.98	3.15	94
Year ended 9-30-2018	9.64	-2.41	1	0.65	3.31	0.90	3.06	85
Year ended 9-30-2017[4]	10.26	3.72	1	0.65[5]	2.87[5]	0.69[5]	2.83[5]	112[6]
Class Y Shares								
Year ended 9-30-2020	11.28	10.18	1	0.90	2.65	1.30	2.25	165
Year ended 9-30-2019	10.51	13.10	1	0.90	3.23	1.37	2.76	94
Year ended 9-30-2018	9.64	-2.56	1	0.90	3.06	1.29	2.67	85
Year ended 9-30-2017[4]	10.26	3.51	1	0.90[5]	2.63[5]	1.08[5]	2.45[5]	112[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$5.59	$0.06	$0.20	$ 0.26	$(0.07)	$—	$(0.07)
Year ended 9-30-2019	5.23	0.08	0.37	0.45	(0.09)	—	(0.09)
Year ended 9-30-2018	5.43	0.06	(0.19)	(0.13)	(0.07)	—	(0.07)
Year ended 9-30-2017	5.60	0.06	(0.16)	(0.10)	(0.07)	—	(0.07)
Year ended 9-30-2016	5.51	0.06	0.10	0.16	(0.07)	—	(0.07)
Class B Shares[4]							
Year ended 9-30-2020	5.59	0.00*	0.20	0.20	(0.01)	—	(0.01)
Year ended 9-30-2019	5.23	0.02	0.36	0.38	(0.02)	—	(0.02)
Year ended 9-30-2018	5.43	0.01	(0.18)	(0.17)	(0.03)	—	(0.03)
Year ended 9-30-2017	5.60	0.00*	(0.16)	(0.16)	(0.01)	—	(0.01)
Year ended 9-30-2016	5.51	0.00*	0.10	0.10	(0.01)	—	(0.01)
Class C Shares							
Year ended 9-30-2020	5.59	0.01	0.20	0.21	(0.02)	—	(0.02)
Year ended 9-30-2019	5.23	0.03	0.37	0.40	(0.04)	—	(0.04)
Year ended 9-30-2018	5.43	0.01	(0.18)	(0.17)	(0.03)	—	(0.03)
Year ended 9-30-2017	5.60	0.01	(0.15)	(0.14)	(0.03)	—	(0.03)
Year ended 9-30-2016	5.51	0.01	0.11	0.12	(0.03)	—	(0.03)
Class I Shares							
Year ended 9-30-2020	5.59	0.08	0.20	0.28	(0.09)	—	(0.09)
Year ended 9-30-2019	5.23	0.09	0.37	0.46	(0.10)	—	(0.10)
Year ended 9-30-2018	5.43	0.08	(0.19)	(0.11)	(0.09)	—	(0.09)
Year ended 9-30-2017	5.60	0.07	(0.15)	(0.08)	(0.09)	—	(0.09)
Year ended 9-30-2016	5.51	0.07	0.11	0.18	(0.09)	—	(0.09)
Class N Shares							
Year ended 9-30-2020	5.59	0.08	0.20	0.28	(0.09)	—	(0.09)
Year ended 9-30-2019	5.23	0.10	0.37	0.47	(0.11)	—	(0.11)
Year ended 9-30-2018[5]	5.43	0.08	(0.19)	(0.11)	(0.09)	—	(0.09)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from October 16, 2017 (commencement of operations of the class) through September 30, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 1.00%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.72%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$5.78	4.75%	$ 96	0.98%	1.07%	1.05%	1.00%	43%
Year ended 9-30-2019	5.59	8.59	68	1.00	1.47	1.13	1.34	12
Year ended 9-30-2018	5.23	-2.35	71	1.04[8]	1.19	1.16	1.07	42
Year ended 9-30-2017	5.43	-1.73	87	1.02	1.20	1.10	1.04	37
Year ended 9-30-2016	5.60	3.01	118	1.01	1.11	1.07	1.05	43
Class B Shares[4]								
Year ended 9-30-2020	5.78	3.62	—*	2.06	0.02	2.63	-0.55	43
Year ended 9-30-2019	5.59	7.32	—*	2.13	0.34	2.72	-0.25	12
Year ended 9-30-2018	5.23	-3.22	—*	2.05	0.11	2.57	-0.41	42
Year ended 9-30-2017	5.43	-2.81	1	2.13	0.01	2.27	-0.13	37
Year ended 9-30-2016	5.60	1.83	1	2.17	-0.05	2.21	-0.09	43
Class C Shares								
Year ended 9-30-2020	5.78	3.83	2	1.86	0.18	1.90	0.14	43
Year ended 9-30-2019	5.59	7.61	1	1.88	0.59	1.95	0.52	12
Year ended 9-30-2018	5.23	-3.14	1	1.88	0.24	2.16	-0.04	42
Year ended 9-30-2017	5.43	-2.58	2	1.88	0.26	1.95	0.19	37
Year ended 9-30-2016	5.60	2.10	3	1.91	0.21	1.95	0.17	43
Class I Shares								
Year ended 9-30-2020	5.78	5.01	140	0.72	1.32	0.77	1.27	43
Year ended 9-30-2019	5.59	8.89	93	0.72	1.75	0.77	1.70	12
Year ended 9-30-2018	5.23	-2.10	124	0.78[9]	1.46	0.82	1.42	42
Year ended 9-30-2017	5.43	-1.44	303	0.74	1.38	0.76	1.36	37
Year ended 9-30-2016	5.60	3.33	157	0.70	1.33	0.74	1.29	43
Class N Shares								
Year ended 9-30-2020	5.78	5.13	172	0.61	1.44	—	—	43
Year ended 9-30-2019	5.59	9.01	120	0.61	1.86	—	—	12
Year ended 9-30-2018[5]	5.23	-1.99	179	0.63[6][8]	1.74[6]	—	—	42[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 11.38	$ 0.06	$ 1.19	$ 1.25	$ (0.21)	$ —	$ (0.21)
Year ended 9-30-2019	12.28	0.11	(0.85)	(0.74)	(0.14)	(0.02)	(0.16)
Year ended 9-30-2018	12.06	0.10	0.14	0.24	(0.02)	—	(0.02)
Year ended 9-30-2017[4]	10.00	0.09	1.97	2.06	—	—	—
Class C Shares							
Year ended 9-30-2020	11.27	(0.03)	1.18	1.15	(0.13)	—	(0.13)
Year ended 9-30-2019	12.14	0.03	(0.84)	(0.81)	(0.04)	(0.02)	(0.06)
Year ended 9-30-2018	12.00	0.01	0.13	0.14	—	—	—
Year ended 9-30-2017[4]	10.00	0.03	1.97	2.00	—	—	—
Class I Shares							
Year ended 9-30-2020	11.42	0.10	1.21	1.31	(0.26)	—	(0.26)
Year ended 9-30-2019	12.33	0.16	(0.87)	(0.71)	(0.18)	(0.02)	(0.20)
Year ended 9-30-2018	12.08	0.16	0.13	0.29	(0.04)	—*	(0.04)
Year ended 9-30-2017[4]	10.00	0.11	1.97	2.08	—	—	—
Class N Shares							
Year ended 9-30-2020	11.42	0.10	1.20	1.30	(0.26)	—	(0.26)
Year ended 9-30-2019	12.32	0.15	(0.85)	(0.70)	(0.18)	(0.02)	(0.20)
Year ended 9-30-2018	12.09	0.16	0.11	0.27	(0.04)	—*	(0.04)
Year ended 9-30-2017[4]	10.00	0.11	1.98	2.09	—	—	—
Class Y Shares							
Year ended 9-30-2020	11.37	0.03	1.23	1.26	(0.21)	—	(0.21)
Year ended 9-30-2019	12.28	0.08	(0.83)	(0.75)	(0.14)	(0.02)	(0.16)
Year ended 9-30-2018	12.06	0.14	0.10	0.24	(0.02)	—	(0.02)
Year ended 9-30-2017[4]	10.00	0.09	1.97	2.06	—	—	—

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 10, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$12.42	11.04%	$ 16	1.37%	0.50%	1.57%	0.30%	75%
Year ended 9-30-2019	11.38	-5.92	16	1.39	1.02	1.58	0.83	73
Year ended 9-30-2018	12.28	1.98	18	1.45	0.79	1.54	0.70	60
Year ended 9-30-2017[4]	12.06	20.60	13	1.45[5]	1.11[5]	1.61[5]	0.95[5]	38[6]
Class C Shares								
Year ended 9-30-2020	12.29	10.22	2	2.13	-0.31	2.33	-0.51	75
Year ended 9-30-2019	11.27	-6.62	2	2.14	0.25	2.33	0.06	73
Year ended 9-30-2018	12.14	1.17	2	2.22	0.11	2.27	0.06	60
Year ended 9-30-2017[4]	12.00	20.00	1	2.17[5]	0.39[5]	2.33[5]	0.23[5]	38[6]
Class I Shares								
Year ended 9-30-2020	12.47	11.54	77	0.99	0.91	1.38	0.52	75
Year ended 9-30-2019	11.42	-5.64	72	0.99	1.47	1.37	1.09	73
Year ended 9-30-2018	12.33	2.33	66	1.12	1.28	1.34	1.06	60
Year ended 9-30-2017[4]	12.08	20.90	27	1.15[5]	1.42[5]	1.45[5]	1.12[5]	38[6]
Class N Shares								
Year ended 9-30-2020	12.46	11.45	69	0.99	0.89	1.20	0.68	75
Year ended 9-30-2019	11.42	-5.57	73	0.99	1.40	1.20	1.19	73
Year ended 9-30-2018	12.32	2.28	82	1.13	1.25	1.18	1.20	60
Year ended 9-30-2017[4]	12.09	20.90	1	1.15[5]	1.41[5]	1.31[5]	1.25[5]	38[6]
Class Y Shares								
Year ended 9-30-2020	12.42	11.14	1	1.37	0.27	1.59	0.05	75
Year ended 9-30-2019	11.37	-6.00	1	1.39	0.71	1.63	0.47	73
Year ended 9-30-2018	12.28	1.98	5	1.45	1.10	1.59	0.96	60
Year ended 9-30-2017[4]	12.06	20.60	1	1.45[5]	1.11[5]	1.70[5]	0.86[5]	38[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET EMERGING MARKETS LOCAL CURRENCY DEBT FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$8.68	$ 0.31	$(0.43)	$ (0.12)	$ (0.10)	$—	$ (0.10)
Year ended 9-30-2019	8.22	0.42	0.04	0.46	—	—	—
Year ended 9-30-2018	9.47	0.39	(1.40)	(1.01)	(0.24)	—	(0.24)
Year ended 9-30-2017	9.21	0.41	(0.15)	0.26	—	—	—
Year ended 9-30-2016	8.11	0.33	0.77	1.10	—	—	—
Class C Shares							
Year ended 9-30-2020	8.47	0.25	(0.43)	(0.18)	(0.09)	—	(0.09)
Year ended 9-30-2019	8.06	0.36	0.05	0.41	—	—	—
Year ended 9-30-2018	9.28	0.31	(1.37)	(1.06)	(0.16)	—	(0.16)
Year ended 9-30-2017	9.09	0.34	(0.15)	0.19	—	—	—
Year ended 9-30-2016	8.06	0.28	0.75	1.03	—	—	—
Class I Shares							
Year ended 9-30-2020	8.77	0.35	(0.44)	(0.09)	(0.11)	—	(0.11)
Year ended 9-30-2019	8.28	0.47	0.04	0.51	(0.02)	—	(0.02)
Year ended 9-30-2018	9.54	0.43	(1.41)	(0.98)	(0.28)	—	(0.28)
Year ended 9-30-2017	9.25	0.46	(0.17)	0.29	—	—	—
Year ended 9-30-2016	8.12	0.39	0.74	1.13	—	—	—
Class N Shares							
Year ended 9-30-2020	8.77	0.36	(0.45)	(0.09)	(0.11)	—	(0.11)
Year ended 9-30-2019	8.28	0.46	0.05	0.51	(0.02)	—	(0.02)
Year ended 9-30-2018	9.54	0.44	(1.42)	(0.98)	(0.28)	—	(0.28)
Year ended 9-30-2017	9.25	0.46	(0.17)	0.29	—	—	—
Year ended 9-30-2016[4]	8.12	0.38	0.75	1.13	—	—	—
Class Y Shares							
Year ended 9-30-2020	8.69	0.31	(0.44)	(0.13)	(0.10)	—	(0.10)
Year ended 9-30-2019	8.22	0.43	0.04	0.47	—	—	—
Year ended 9-30-2018	9.48	0.37	(1.39)	(1.02)	(0.24)	—	(0.24)
Year ended 9-30-2017	9.21	0.41	(0.14)	0.27	—	—	—
Year ended 9-30-2016	8.11	0.35	0.75	1.10	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from January 30, 2015 (commencement of operations of the class) through September 30, 2015.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2015.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$8.46	-1.39%	$ 8	1.19%	3.63%	1.50%	3.32%	121%
Year ended 9-30-2019	8.68	5.73	9	1.21	4.94	1.44	4.71	111
Year ended 9-30-2018	8.22	-11.01	12	1.21	4.28	1.45	4.04	90
Year ended 9-30-2017	9.47	2.82	13	1.25	4.45	1.63	4.07	63
Year ended 9-30-2016	9.21	13.56	12	1.25	3.90	2.03	3.12	74
Class C Shares								
Year ended 9-30-2020	8.20	-2.14	2	1.83	3.02	2.14	2.71	121
Year ended 9-30-2019	8.47	5.09	2	1.85	4.36	2.08	4.13	111
Year ended 9-30-2018	8.06	-11.56	2	1.86	3.54	2.10	3.30	90
Year ended 9-30-2017	9.28	2.09	2	1.97	3.81	2.27	3.51	63
Year ended 9-30-2016	9.09	12.78	2	2.00	3.27	2.50	2.77	74
Class I Shares								
Year ended 9-30-2020	8.57	-1.07	28	0.80	4.07	1.29	3.58	121
Year ended 9-30-2019	8.77	6.17	77	0.80	5.43	1.21	5.02	111
Year ended 9-30-2018	8.28	-10.56	80	0.80	4.80	1.23	4.37	90
Year ended 9-30-2017	9.54	3.14	45	0.91	4.96	1.39	4.48	63
Year ended 9-30-2016	9.25	13.92	26	1.00	4.42	1.62	3.80	74
Class N Shares								
Year ended 9-30-2020	8.57	-1.07	20	0.80	4.12	1.12	3.80	121
Year ended 9-30-2019	8.77	6.17	34	0.80	5.36	1.04	5.12	111
Year ended 9-30-2018	8.28	-10.56	41	0.80	4.83	1.05	4.58	90
Year ended 9-30-2017	9.54	3.14	52	0.80	4.95	1.11	4.64	63
Year ended 9-30-2016[4]	9.25	13.92	1	1.00[5]	4.35[5]	1.47[5]	3.88[5]	74[6]
Class Y Shares								
Year ended 9-30-2020	8.46	-1.51	2	1.19	3.65	1.51	3.33	121
Year ended 9-30-2019	8.69	5.72	3	1.21	4.99	1.44	4.76	111
Year ended 9-30-2018	8.22	-11.00	3	1.21	4.11	1.45	3.87	90
Year ended 9-30-2017	9.48	2.93	3	1.25	4.48	1.63	4.10	63
Year ended 9-30-2016	9.21	13.56	5	1.25	4.06	1.86	3.45	74

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PICTET TARGETED RETURN BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$10.22	$0.09	$ 0.10	$ 0.19	$ (0.16)	$(0.03)	$ (0.19)
Year ended 9-30-2019	10.02	0.17	0.52	0.69	(0.49)	—	(0.49)
Year ended 9-30-2018	10.11	0.16	(0.18)	(0.02)	(0.07)	—	(0.07)
Year ended 9-30-2017	10.21	0.09	0.03	0.12	(0.13)	(0.09)	(0.22)
Year ended 9-30-2016(4)	10.00	0.06	0.15	0.21	—	—	—
Class C Shares							
Year ended 9-30-2020	10.10	0.02	0.10	0.12	(0.10)	(0.02)	(0.12)
Year ended 9-30-2019	9.91	0.10	0.51	0.61	(0.42)	—	(0.42)
Year ended 9-30-2018	10.05	0.09	(0.17)	(0.08)	(0.06)	—	(0.06)
Year ended 9-30-2017	10.16	0.02	0.02	0.04	(0.06)	(0.09)	(0.15)
Year ended 9-30-2016(4)	10.00	0.01	0.15	0.16	—	—	—
Class I Shares							
Year ended 9-30-2020	10.26	0.11	0.09	0.20	(0.18)	(0.03)	(0.21)
Year ended 9-30-2019	10.06	0.20	0.51	0.71	(0.51)	—	(0.51)
Year ended 9-30-2018	10.13	0.18	(0.18)	0.00*	(0.07)	—	(0.07)
Year ended 9-30-2017	10.23	0.11	0.03	0.14	(0.15)	(0.09)	(0.24)
Year ended 9-30-2016(4)	10.00	0.08	0.15	0.23	—	—	—
Class N Shares							
Year ended 9-30-2020	10.28	0.13	0.09	0.22	(0.19)	(0.03)	(0.22)
Year ended 9-30-2019	10.08	0.21	0.51	0.72	(0.52)	—	(0.52)
Year ended 9-30-2018	10.13	0.18	(0.15)	0.03	(0.08)	—	(0.08)
Year ended 9-30-2017	10.24	0.14	0.00*	0.14	(0.16)	(0.09)	(0.25)
Year ended 9-30-2016(4)	10.00	0.09	0.15	0.24	—	—	—
Class Y Shares							
Year ended 9-30-2020	10.22	0.09	0.10	0.19	(0.16)	(0.03)	(0.19)
Year ended 9-30-2019	10.02	0.17	0.52	0.69	(0.49)	—	(0.49)
Year ended 9-30-2018	10.11	0.16	(0.18)	(0.02)	(0.07)	—	(0.07)
Year ended 9-30-2017	10.22	0.09	0.02	0.11	(0.13)	(0.09)	(0.22)
Year ended 9-30-2016(4)	10.00	0.06	0.16	0.22	—	—	—

* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from January 4, 2016 (commencement of operations of the class) through September 30, 2016.*

(5) *Annualized.*

(6) *Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2016.*

(7) *Ratio of expenses to average net assets excluding offering cost was 1.22%.*

(8) *Ratio of expenses to average net assets excluding offering cost was 1.14%.*

(9) *Ratio of expenses to average net assets excluding offering cost was 1.89%.*

(10) *Ratio of expenses to average net assets excluding offering cost was 1.77%.*

(11) *Ratio of expenses to average net assets excluding offering cost was 0.98%.*

(12) *Ratio of expenses to average net assets excluding offering cost was 0.87%.*

(13) *Ratio of expenses to average net assets excluding offering cost was 0.85%.*

(14) *Ratio of expenses to average net assets excluding offering cost was 0.74%.*

(15) *Ratio of expenses to average net assets excluding offering cost was 1.22%.*

(16) *Ratio of expenses to average net assets excluding offering cost was 1.02%.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$10.22	2.07%	$ 23	1.22%	0.90%	1.41%	0.71%	112%
Year ended 9-30-2019	10.22	7.23	23	1.22	1.74	1.40	1.56	121
Year ended 9-30-2018	10.02	-0.22	21	1.22	1.56	1.39	1.39	152
Year ended 9-30-2017	10.11	1.20	20	1.24[7]	0.88	1.43	0.69	190
Year ended 9-30-2016[4]	10.21	2.10	19	1.27[5][8]	0.88[5]	1.55[5]	0.60[5]	90[6]
Class C Shares								
Year ended 9-30-2020	10.10	1.32	5	1.92	0.20	2.11	0.01	112
Year ended 9-30-2019	10.10	6.45	4	1.92	1.05	2.10	0.87	121
Year ended 9-30-2018	9.91	-0.85	4	1.92	0.86	2.09	0.69	152
Year ended 9-30-2017	10.05	0.46	4	1.91[9]	0.21	2.10	0.02	190
Year ended 9-30-2016[4]	10.16	1.60	4	1.90[5][10]	0.15[5]	2.18[5]	-0.13[5]	90[6]
Class I Shares								
Year ended 9-30-2020	10.25	2.19	102	1.00	1.12	1.24	0.88	112
Year ended 9-30-2019	10.26	7.45	120	1.00	1.98	1.23	1.75	121
Year ended 9-30-2018	10.06	0.03	123	1.00	1.79	1.21	1.58	152
Year ended 9-30-2017	10.13	1.43	111	1.00[11]	1.13	1.22	0.91	190
Year ended 9-30-2016[4]	10.23	2.30	74	1.00[5][12]	1.02[5]	1.30[5]	0.72[5]	90[6]
Class N Shares								
Year ended 9-30-2020	10.28	2.41	56	0.87	1.24	1.07	1.04	112
Year ended 9-30-2019	10.28	7.57	70	0.87	2.11	1.06	1.92	121
Year ended 9-30-2018	10.08	0.25	89	0.87	1.79	1.05	1.61	152
Year ended 9-30-2017	10.13	1.45	155	0.87[13]	1.37	1.07	1.17	190
Year ended 9-30-2016[4]	10.24	2.40	2	0.87[5][14]	1.17[5]	1.16[5]	0.88[5]	90[6]
Class Y Shares								
Year ended 9-30-2020	10.22	2.07	4	1.22	0.90	1.46	0.66	112
Year ended 9-30-2019	10.22	7.23	4	1.22	1.74	1.45	1.51	121
Year ended 9-30-2018	10.02	-0.22	4	1.22	1.55	1.44	1.33	152
Year ended 9-30-2017	10.11	1.17	4	1.24[15]	0.88	1.46	0.66	190
Year ended 9-30-2016[4]	10.22	2.20	4	1.15[5][16]	0.89[5]	1.55[5]	0.49[5]	90[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PINEBRIDGE HIGH YIELD FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 9.88	$0.48	$ (0.16)	$0.32	$(0.48)	$ —	$(0.48)
Year ended 9-30-2019	9.81	0.52	0.06	0.58	(0.51)	—	(0.51)
Year ended 9-30-2018	10.15	0.48	(0.30)	0.18	(0.49)	(0.03)	(0.52)
Year ended 9-30-2017(4)	10.00	0.16	0.10	0.26	(0.11)	—	(0.11)
Class I Shares							
Year ended 9-30-2020	9.88	0.51	(0.17)	0.34	(0.50)	—	(0.50)
Year ended 9-30-2019	9.81	0.54	0.07	0.61	(0.54)	—	(0.54)
Year ended 9-30-2018	10.15	0.51	(0.31)	0.20	(0.51)	(0.03)	(0.54)
Year ended 9-30-2017(4)	10.00	0.17	0.10	0.27	(0.12)	—	(0.12)
Class N Shares							
Year ended 9-30-2020	9.88	0.51	(0.18)	0.33	(0.50)	—	(0.50)
Year ended 9-30-2019	9.80	0.54	0.08	0.62	(0.54)	—	(0.54)
Year ended 9-30-2018	10.15	0.51	(0.32)	0.19	(0.51)	(0.03)	(0.54)
Year ended 9-30-2017(4)	10.00	0.17	0.10	0.27	(0.12)	—	(0.12)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from May 18, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 9.72	3.40%	$ 15	0.99%	5.02%	1.16%	4.85%	80%
Year ended 9-30-2019	9.88	6.27	10	1.00	5.32	1.15	5.17	69
Year ended 9-30-2018	9.81	1.71	8	1.00	4.83	1.11	4.72	81
Year ended 9-30-2017[4]	10.15	2.64	6	1.00[5]	4.22[5]	—	—	60[6]
Class I Shares								
Year ended 9-30-2020	9.72	3.68	87	0.72	5.30	1.01	5.01	80
Year ended 9-30-2019	9.88	6.44	54	0.72	5.60	1.02	5.30	69
Year ended 9-30-2018	9.81	2.10	46	0.72	5.14	1.00	4.86	81
Year ended 9-30-2017[4]	10.15	2.72	22	0.72[5]	4.55[5]	0.87[5]	4.40[5]	60[6]
Class N Shares								
Year ended 9-30-2020	9.71	3.58	40	0.72	5.29	0.83	5.18	80
Year ended 9-30-2019	9.88	6.55	38	0.72	5.59	0.84	5.47	69
Year ended 9-30-2018	9.80	2.00	32	0.72	5.10	0.83	4.99	81
Year ended 9-30-2017[4]	10.15	2.72	35	0.72[5]	4.44[5]	0.73[5]	4.43[5]	60[6]

See Accompanying Notes to Financial Statements.

SEPTEMBER 30, 2020

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund and Ivy PineBridge High Yield Fund (each, a "Fund") are eleven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A shares. Certain Funds offer Class B, Class C, Class E, Class I, Class N, Class R and Class Y shares. Effective June 19, 2020, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund and Ivy Pictet Emerging Markets Local Currency Debt Fund liquidated Class E. Effective June 19, 2020, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy PineBridge High Yield Fund liquidated Class R. Effective June 19, 2020, Ivy Government Securities Fund liquidated Class Y. The Funds' Class B shares are not available for purchase by new and existing investors. Class B will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at NAV for $500,000 or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Collateralized Loan Obligations. Certain Funds may invest in collateralized loan obligations ("CLOs"). CLOs are a type of asset-backed security. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. The cash flows of a CLO can be split into multiple segments, called "tranches", which will vary in risk profile and yield. Each tranche is a piece of the CLO, and dictates who will be paid out first when the underlying loan payments are made. It also dictates the risk associated with the investment, since investors who are paid last have a higher risk of default from the underlying loans.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the LIBOR or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Liquidity Fee and/or Redemption Gates. The Ivy Cash Management Fund operates as a "retail money market fund," as such term is defined or interpreted under Rule 2a-7 under the 1940 Act. The Ivy Cash Management Fund may impose liquidity fees on redemptions and/or temporarily suspend (gate) redemptions if the Fund's liquidity falls below required minimums because of market conditions or other factors.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Cash Management Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Cash Management Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Other Government Securities. Other government securities include emerging market sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities. The fair value of other government securities is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most other government securities are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Crossover Credit Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over-the-counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swap agreements are bilaterally negotiated agreements between a Fund and counterparty to exchange or swap investment cash flows, assets, foreign currencies or market-linked returns at specified, future intervals. Swap agreements are privately negotiated in the over the counter market ("OTC swaps"). If the OTC swap entered is one of the swaps identified by a relevant regulator as a swap that is required to be cleared, then it will be cleared through a third party, known as a central counterparty or derivatives clearing organization ("centrally cleared swaps").

Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Daily changes in valuation of centrally cleared swaps, if any, are recorded as variation margin receivable or variation margin payable on the Statement of Assets and Liabilities. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

After a centrally cleared swap is accepted for clearing, a Fund may be required to deposit initial margin with the clearing member in the form of cash or securities. Securities deposited as initial margin, if any, are designated on the Schedule of Investments. Cash deposited as initial margin is identified on the Schedule of Investments and is recorded as restricted cash on the Statement of Assets and Liabilities.

Credit default swap agreements ("CDS") on corporate issuers or credit indices involve one party making a stream of periodic payments to another party in exchange for the right to receive a specified return in the event of a write-down, principal shortfall, interest shortfall or default of the corporate issuer or all or part of the referenced entities comprising the credit index. A Fund may enter a physically settled or cash settled CDS. As a buyer, if an underlying credit event occurs depending on if the CDS is to be physically settled or cash settled, a Fund will either (i) receive from the seller an amount equal to the notional amount of the swap and deliver the corporate issuer security or (ii) receive a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index. As a seller (writer), if an underlying credit event occurs, a Fund will either pay the buyer an amount equal to the notional amount of the swap and take delivery of the corporate issuer security or pay a net settlement of cash equal to the notional amount of the swap less the recovery value of the corporate issuer security or underlying securities comprising the index.

Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into credit default swaps to protect bonds owned by a Fund against default.

Interest rate swaps are agreements in which one party pays a stream of interest payments, either fixed or floating, for another party's stream of interest payments, either fixed or floating, on the same notional amount for a specified period of time.

Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy Pictet Targeted Return Bond Fund enter into interest rate swaps to gain or reduce exposure to interest rates or to manage duration, the yield curve or interest rate risk by economically hedging the value of the fixed rate bonds, which may decrease when interest rates rise (interest rate risk).

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2020:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Apollo Multi-Asset Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$630	$—	$630	$(32)	$ —	$—	$598
Ivy Apollo Strategic Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$653	$—	$653	$(36)	$(407)	$—	$ 210

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Swap agreements, at value	$ 146	$—	$ 146	$ (52)	$—	$ —	$ 94
Unrealized appreciation on forward foreign currency contracts	1,039	—	1,039	(870)	—	—	169
Total	$ 1,185	$—	$ 1,185	$(922)	$—	$ —	$263
Ivy Pictet Targeted Return Bond Fund							
Investments in unaffiliated securities at value*	$ 282	$—	$ 282	$ (111)	$—	$ (70)	$ 101
Unrealized appreciation on forward foreign currency contracts	1,052	—	1,052	(358)	—	(600)	94
Total	$1,334	$—	$1,334	$(469)	$—	$(670)	$ 195

* *Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

(1) *Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.*

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities: Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Apollo Multi-Asset Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 32	$—	$ 32	$ (32)	$—	$ —	$ —
Ivy Apollo Strategic Income Fund							
Unrealized depreciation on forward foreign currency contracts	$ 36	$—	$ 36	$ (36)	$—	$ —	$ —
Ivy Pictet Emerging Markets Local Currency Debt Fund							
Swap agreements, at value	$ 83	$—	$ 83	$ (52)	$—	$ (31)	$ —
Unrealized depreciation on forward foreign currency contracts	1,086	—	1,086	(870)	—	(83)	133
Total	$ 1,169	$—	$ 1,169	$(922)	$—	$(114)	$133
Ivy Pictet Targeted Return Bond Fund							
Unrealized depreciation on forward foreign currency contracts	$ 362	$—	$ 362	$(358)	$—	$ (4)	$ —
Written options at value	210	—	210	(111)	—	(46)	53
Total	$ 572	$—	$ 572	$(469)	$—	$(50)	$ 53

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2020:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Apollo Multi-Asset Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 575	Unrealized depreciation on forward foreign currency contracts	$ 32
Ivy Apollo Strategic Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	588	Unrealized depreciation on forward foreign currency contracts	36
Ivy Crossover Credit Fund	Interest rate		—	Unrealized depreciation on futures contracts**	15
Ivy Pictet Emerging Markets Local Currency Debt Fund	Credit	Unrealized appreciation on centrally cleared swap agreements**	5	Unrealized depreciation on centrally cleared swap agreements**	8
				Swap agreements, at value	7
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,039	Unrealized depreciation on forward foreign currency contracts	1,086
	Interest rate	Investments in unaffiliated securities at value*	7		
		Unrealized appreciation on centrally cleared swap agreements**	141	Unrealized depreciation on centrally cleared swap agreements**	89
		Unrealized appreciation on futures contracts**	1	Unrealized depreciation on futures contracts**	2
		Swap agreements, at value	146	Swap agreements, at value	76
Ivy Pictet Targeted Return Bond Fund	Credit	Unrealized appreciation on centrally cleared swap agreements**	84	Unrealized depreciation on centrally cleared swap agreements**	44
		Investments in unaffiliated securities at value*	70		
	Foreign currency	Investments in unaffiliated securities at value*	212	Unrealized depreciation on forward foreign currency contracts	362
		Unrealized appreciation on forward foreign currency contracts	1,052	Written options at value	210
	Interest rate	Investments in unaffiliated securities at value*	5	Written options at value	32
		Unrealized appreciation on centrally cleared swap agreements**	256	Unrealized depreciation on centrally cleared swap agreements**	47
		Unrealized appreciation on futures contracts**	281	Unrealized depreciation on futures contracts**	198

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

** *The value presented includes cumulative gain (loss) on open futures contracts and centrally cleared swap agreements; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2020.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2020:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Credit	$ —	$ (27)	$ —	$ —	$ —	$ (27)
	Foreign currency	—	—	—	—	(139)	(139)
Ivy Apollo Strategic Income Fund	Credit	—	(27)	—	—	—	(27)
	Foreign currency	—	—	—	—	(137)	(137)
Ivy Corporate Bond Fund	Interest rate	—	—	(560)	—	—	(560)
Ivy Crossover Credit Fund	Interest rate	—	—	(192)	—	—	(192)
Ivy Pictet Emerging Markets Local Currency Debt Fund	Credit	—	214	—	—	—	214
	Foreign currency	—	—	—	—	(713)	(713)
	Interest rate	(54)	788	(162)	9	—	581
Ivy Pictet Targeted Return Bond Fund	Credit	(89)	(948)	—	106	—	(931)
	Foreign currency	(1,167)	—	—	775	3,680	3,288
	Interest rate	(310)	(1,441)	(1,326)	204	—	(2,873)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2020:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Apollo Multi-Asset Income Fund	Credit	$ —	$ 10	$ —	$ —	$ —	$ 10
	Foreign currency	—	—	—	—	(317)	(317)
Ivy Apollo Strategic Income Fund	Credit	—	11	—	—	—	11
	Foreign currency	—	—	—	—	(330)	(330)
Ivy Crossover Credit Fund	Interest rate	—	—	(15)	—	—	(15)
Ivy Pictet Emerging Markets Local Currency Debt Fund	Credit	—	(20)	—	—	—	(20)
	Foreign currency	—	—	(33)	—	574	541
	Interest rate	(12)	316	—	—	—	304
Ivy Pictet Targeted Return Bond Fund	Credit	(80)	416	—	—	—	336
	Foreign currency	56	—	(451)	(37)	(85)	(517)
	Interest rate	(91)	803	—	187	—	899

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended September 30, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts(1)	Long futures contracts(2)	Short futures contracts(2)	Swap agreements(3)	Purchased options(2)	Written options(2)
Ivy Apollo Multi-Asset Income Fund	$700	$ —	$ —	$ 39	$ —	$ —
Ivy Apollo Strategic Income Fund	718	—	—	40	—	—
Ivy Corporate Bond Fund	—	—	5,422	—	—	—
Ivy Crossover Credit Fund	—	—	3,412	—	—	—
Ivy Pictet Emerging Markets Local Currency Debt Fund	103	354	2,789	130,449	4	—*
Ivy Pictet Targeted Return Bond Fund	135	26,348	78,197	179,573	426	300

** Not shown due to rounding.*

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,0000 to $2,500M	$2,500 to $3,000M	$3,000 to $5,000M	$5,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Apollo Multi-Asset Income Fund	0.700%	0.700%	0.650%	0.650%	0.610%	0.610%	0.580%	0.580%	0.580%	0.580%	0.580%
Ivy Apollo Strategic Income Fund	0.680	0.680	0.620	0.620	0.580	0.580	0.570	0.570	0.570	0.570	0.570
Ivy California Municipal High Income Fund	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.395	0.390	0.385	0.385
Ivy Cash Management Fund	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy Corporate Bond Fund	0.475	0.475	0.450	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Crossover Credit Fund	0.500	0.450	0.425	0.425	0.425	0.400	0.400	0.375	0.375	0.375	0.375
Ivy Government Securities Fund	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350	0.350	0.350	0.350
Ivy International Small Cap Fund	1.000	1.000	0.950	0.950	0.900	0.900	0.900	0.850	0.850	0.850	0.850
Ivy Pictet Emerging Markets Local Currency Debt Fund	0.750	0.750	0.725	0.725	0.700	0.700	0.700	0.675	0.650	0.650	0.650
Ivy Pictet Targeted Return Bond Fund	0.900	0.900	0.850	0.850	0.800	0.800	0.800	0.750	0.750	0.750	0.750
Ivy PineBridge High Yield Fund	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended September 30, 2020.

IICO has entered into Subadvisory Agreements with the following entities on behalf of the Funds:

Under an agreement between IICO and Apollo Credit Management, LLC ("Apollo"), Apollo serves as subadviser for the total return strategy of each of the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser for the global real estate strategy of the Ivy Apollo Multi-Asset Income Fund. Under an agreement between IICO and Pictet Asset Management Limited ("Pictet UK") and Pictet Asset Management (Singapore) PTE Ltd. ("Pictet Singapore," and collectively with Pictet UK, "Pictet"), Pictet serves as subadvisor to Ivy Pictet Emerging Markets Local Currency Debt Fund. Under an agreement between IICO and Mackenzie Investments Europe Limited ("Mackenzie Europe"), Mackenzie Europe serves as subadviser for the Ivy International Small Cap Fund. Under an agreement between IICO and Pictet Asset Management SA ("Pictet AM CH"), Pictet AM CH serves as subadvisor to Ivy Pictet Targeted Return Bond Fund. Under an agreement between IICO and PineBridge Investments LLC ("PineBridge"), PineBridge serves as subadvisor to Ivy PineBridge High Yield Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Apollo Multi-Asset Income Fund	$ 96	$—*	N/A	$ 2	N/A	$ 75
Ivy Apollo Strategic Income Fund	76	—*	N/A	1	N/A	58
Ivy California Municipal High Income Fund	23	—	N/A	—*	N/A	18
Ivy Cash Management Fund	—	6	$—	1	N/A	245,886
Ivy Corporate Bond Fund	195	—*	—*	—*	$—	165
Ivy Crossover Credit Fund	12	—*	N/A	—	—	12
Ivy Government Securities Fund	59	—	—*	—*	—	60
Ivy International Small Cap Fund	9	—*	N/A	—*	N/A	7
Ivy Pictet Emerging Markets Local Currency Debt Fund	1	—	N/A	—*	—	1
Ivy Pictet Targeted Return Bond Fund	15	—*	N/A	—*	N/A	12
Ivy PineBridge High Yield Fund	18	—*	N/A	N/A	N/A	11

* *Not shown due to rounding.*

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Apollo Multi-Asset Income Fund	All Classes	Contractual	10-1-2015	1-31-2021	N/A	$283[1]	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2021	1.28%[2]	$ —	N/A
	Class C	Contractual	10-1-2015	1-31-2021	2.16%[3]	$ —	N/A
	Class I	Contractual	10-1-2015	1-31-2021	0.75%	$458	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	0.75%	$ 1	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2021	1.25%	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2021	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Apollo Strategic Income Fund	All Classes	Contractual	10-1-2015	1-31-2021	N/A	$538[1]	Investment Management Fee
	Class A	Contractual	10-1-2015	1-31-2021	1.14%[4]	$ —	N/A
	Class C	Contractual	10-1-2015	1-31-2021	1.82%[5]	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2015	1-31-2021	0.67%	$ 471	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	0.67%	$ 4	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2021	1.10%	$ —	N/A
	Class Y	Contractual	10-1-2015	1-31-2021	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy California Municipal High Income Fund	All Classes	Contractual	10-3-2016	1-31-2021	N/A	$ 119[6]	Investment Management Fee
	Class A	Contractual	10-3-2016	1-31-2021	0.80%	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-3-2016	1-31-2021	0.60%	$ 22	Shareholder Servicing
	Class Y	Contractual	10-3-2016	1-31-2021	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Cash Management Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[16]	$726	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	N/A	N/A	To maintain minimum yield[16]	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	N/A	N/A	To maintain minimum yield[16]	$ 10	12b-1 Fees and/or Shareholder Servicing
Ivy Corporate Bond Fund	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-16-2017	1-31-2021	Not to exceed Class A	$ —	N/A
Ivy Crossover Credit Fund	All Classes	Contractual	4-3-2017	1-31-2021	N/A	$ 118[7]	Investment Management Fee
	Class A	Contractual	4-3-2017	1-31-2021	0.90%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-3-2017	1-31-2021	0.65%	$ 54	Shareholder Servicing
	Class N	Contractual	4-3-2017	1-31-2021	0.65%	$ —*	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	4-3-2017	1-31-2021	Not to exceed Class A	$ 2	12b-1 Fees and/or Shareholder Servicing
Ivy Government Securities Fund	Class A	Contractual	10-16-2017	1-31-2021	0.97%[8]	$ 57	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	1-31-2021	2.02%[9]	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-16-2017	1-31-2021	1.85%[10]	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	1-31-2021	0.72%	$ 57	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy International Small Cap Fund	All Classes	Contractual	1-10-2017	1-31-2021	N/A	$320[7]	Investment Management Fee
	Class A	Contractual	1-10-2017	1-31-2021	1.44%[11]	$ —	N/A
	Class I	Contractual	1-10-2017	1-31-2021	0.99%	$ 139	Shareholder Servicing
	Class N	Contractual	7-31-2018	1-31-2021	0.99%	$ 7	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	1-10-2017	1-31-2021	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Pictet Emerging Markets Local Currency Debt Fund	All Classes	Contractual	4-30-2014	1-31-2021	N/A	$333[12]	Investment Management Fee
	Class A	Contractual	4-30-2014	1-31-2021	1.23%[13]	$ —	N/A
	Class C	Contractual	4-30-2014	1-31-2021	2.00%	$ —	N/A
	Class I	Contractual	4-30-2014	1-31-2021	0.80%	$ 124	Shareholder Servicing
	Class N	Contractual	1-30-2015	1-31-2021	0.80%	$ 3	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	4-30-2014	1-31-2021	1.25%	$ —	N/A
	Class Y	Contractual	4-30-2014	1-31-2021	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Pictet Targeted Return Bond Fund	All Classes	Contractual	1-4-2016	1-31-2021	N/A	$ 391[1]	Investment Management Fee
	Class A	Contractual	1-4-2016	1-31-2021	1.37%[14]	$ —	N/A
	Class C	Contractual	1-4-2016	1-31-2021	2.08%	$ —	N/A
	Class I	Contractual	1-4-2016	1-31-2021	1.00%	$ 53	Shareholder Servicing
	Class N	Contractual	1-4-2016	1-31-2021	0.87%	$ 6	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	1-4-2016	1-31-2021	1.25%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	1-4-2016	1-31-2021	Not to exceed Class A	$ —	N/A
Ivy PineBridge High Yield Fund	All Classes	Contractual	5-18-2017	1-31-2021	N/A	$ 116[15]	Investment Management Fee
	Class A	Contractual	5-18-2017	1-31-2021	0.99%[8]	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-18-2017	1-31-2021	0.72%	$ 116	Shareholder Servicing
	Class N	Contractual	5-18-2017	1-31-2021	0.72%	$ 4	Shareholder Servicing
	Class N	Contractual	10-1-2015	1-31-2021	Not to exceed Class I	$ —	N/A

** Not shown due to rounding.*

(1) Due to Class A, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.30%.

(3) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.17%.

(4) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.15%.

(5) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.85%.

(6) Due to Class A, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(7) Due to Class A, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(8) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.00%.

(9) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 2.13%.

(10) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.88%.

(11) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.45%.

(12) Due to Class A, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(13) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.25%.

(14) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 1.38%.

(15) Due to Class A, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

(16) Minimum yield was 0.02%.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2020 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2020.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Apollo Multi-Asset Income Fund	$ —	$ 261,749	$ —	$332,919
Ivy Apollo Strategic Income Fund	27,352	218,202	59,289	253,821
Ivy California Municipal High Income Fund	—	7,388	—	2,912
Ivy Cash Management Fund	—	—	—	—
Ivy Corporate Bond Fund	9,348	707,055	13,611	791,668
Ivy Crossover Credit Fund	271	90,231	—	77,118
Ivy Government Securities Fund	257,450	—	141,127	—
Ivy International Small Cap Fund	—	117,706	—	127,481
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	108,362	—	154,972
Ivy Pictet Targeted Return Bond Fund	62,808	136,038	59,515	164,272
Ivy PineBridge High Yield Fund	—	110,666	—	83,715

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

Each Fund may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2020:

Fund	Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Apollo Multi-Asset Income Fund	$6,833	$7,595	$ —	$7,595
Ivy Apollo Strategic Income Fund	3,613	3,696	—	3,696
Ivy Corporate Bond Fund	5,198	3,358	1,971	5,329
Ivy Crossover Credit Fund	196	—	201	201
Ivy International Small Cap Fund	2,625	2,852	125	2,977
Ivy Pictet Targeted Return Bond Fund	2,061	2,118	—	2,118
Ivy PineBridge High Yield Fund	2,317	2,369	—	2,369

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. BORROWINGS

On July 1, 2019 the Trust, on behalf of the Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund and Ivy PineBridge High Yield Fund, along with certain other funds managed by the investment adviser ("Participating Funds"), entered into a 364-day senior unsecured revolving credit facility with Bank of New York Mellon and a group of financial institutions to be utilized to temporarily finance the repurchase or redemption of Fund shares and for other temporary or emergency purposes. The Participating Funds can borrow up to an aggregate commitment amount of $130 million at any time outstanding, subject to asset coverage and other limitations as specified in the agreement. The credit facility has the following terms: a commitment fee of 0.15% per annum of the daily amount of unused commitment amounts and interest at a rate equal to the higher of (a) the federal funds effective rate (but not below 0.0%) plus 1.00% per annum or (b) the one-month LIBOR rate (but not below 0.0%) plus 1.00% per annum on amounts borrowed. The agreement expires in June 2021 unless extended or renewed. As of September 30, 2020, if applicable, any outstanding borrowings would be disclosed as a payable for borrowing on the Statement of Assets and Liabilities. Commitment and interest fees, if any, paid by the Participating Funds are disclosed as part of commitment and interest expense for borrowing on the Statement of Operations. During the year ended September 30, 2020, the Participating Funds did not borrow under the credit facility.

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Apollo Multi-Asset Income Fund				Ivy Apollo Strategic Income Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	921	$ 9,350	1,869	$ 19,454	1,689	$ 16,487	2,738	$ 27,038
Class C	223	2,282	377	3,856	202	1,989	157	1,548
Class I	8,297	82,422	8,597	89,889	5,460	53,071	9,004	89,007
Class N	39	393	84	876	646	6,222	836	8,338
Class Y	2	14	9	90	18	176	53	529
Shares issued in reinvestment of distributions to shareholders:								
Class A	564	5,705	878	8,909	370	3,607	415	4,076
Class C	58	593	95	965	19	187	21	211
Class I	1,595	16,100	2,406	24,454	1,389	13,554	1,589	15,626
Class N	9	92	12	124	172	1,689	258	2,533
Class Y	3	34	17	167	17	164	20	198
Shares redeemed:								
Class A	(3,793)	(36,761)	(3,343)	(34,907)	(2,830)	(27,321)	(2,935)	(28,994)
Class C	(615)	(5,908)	(550)	(5,714)	(205)	(1,960)	(275)	(2,723)
Class I	(17,667)	(174,316)	(12,826)	(134,229)	(12,562)	(120,897)	(10,473)	(103,451)
Class N	(97)	(937)	(67)	(699)	(3,368)	(33,373)	(1,670)	(16,553)
Class Y	(86)	(837)	(179)	(1,888)	(64)	(624)	(207)	(2,037)
Net decrease	(10,547)	$(101,774)	(2,621)	$ (28,653)	(9,047)	$ (87,029)	(469)	$ (4,654)

	Ivy California Municipal High Income Fund				Ivy Cash Management Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	425	$ 4,312	484	$ 4,956	3,063,355	$3,063,355	3,312,331	$ 3,312,331
Class B	N/A	N/A	N/A	N/A	88	88	140	140
Class C	11	112	11	113	3,711	3,711	2,286	2,286
Class I	322	3,368	281	2,862	N/A	N/A	N/A	N/A
Class Y	—*	4	—*	—*	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	16	172	16	164	8,999	8,999	23,665	23,665
Class B	N/A	N/A	N/A	N/A	1	1	4	4
Class C	1	9	1	13	2	2	12	12
Class I	19	198	22	221	N/A	N/A	N/A	N/A
Class Y	—*	5	1	6	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(238)	(2,487)	(312)	(3,110)	(2,757,204)	(2,757,204)	(3,360,178)	(3,360,178)
Class B	N/A	N/A	N/A	N/A	(237)	(237)	(222)	(222)
Class C	(24)	(258)	(6)	(59)	(2,670)	(2,670)	(1,853)	(1,853)
Class I	(333)	(3,464)	(212)	(2,152)	N/A	N/A	N/A	N/A
Class Y	—*	(5)	—*	(4)	N/A	N/A	N/A	N/A
Net increase (decrease)	199	$ 1,966	286	$ 3,010	316,045	$ 316,045	(23,815)	$ (23,815)

* *Not shown due to rounding.*

	Ivy Corporate Bond Fund				Ivy Crossover Credit Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,031	$ 46,987	5,449	$ 33,920	432	$ 4,708	70	$ 708
Class B	3	21	9	57	N/A	N/A	N/A	N/A
Class C	206	1,390	144	904	N/A	N/A	N/A	N/A
Class E(1)	—	—	—	—	—	—	—	—
Class I	10,551	70,281	12,023	74,388	1,513	16,178	791	8,010
Class N	5,914	39,176	3,310	20,553	192	2,177	—	—
Class R(2)	—	—	—	—	—	—	—	—
Class Y	1	10	—	—	—*	2	—*	3
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,207	7,986	1,414	8,642	8	84	7	62
Class B	—*	3	1	6	N/A	N/A	N/A	N/A
Class C	9	58	11	65	N/A	N/A	N/A	N/A
Class E(1)	—	—	—	—	—	—	—	—
Class I	1,964	12,987	2,458	15,034	49	523	38	370
Class N	209	1,387	191	1,172	—*	4	—	—
Class R(2)	—	—	—	—	—	—	—	—
Class Y	—*	—*	—	—	—*	—*	—*	—*
Shares redeemed:								
Class A	(9,951)	(65,685)	(14,063)	(86,623)	(89)	(930)	(91)	(883)
Class B	(50)	(327)	(58)	(357)	N/A	N/A	N/A	N/A
Class C	(219)	(1,449)	(224)	(1,379)	N/A	N/A	N/A	N/A
Class E(1)	(40)	(271)	—	—	(50)	(555)	—	—
Class I	(26,085)	(172,750)	(24,955)	(153,888)	(729)	(7,740)	(545)	(5,323)
Class N	(4,112)	(27,538)	(4,320)	(26,514)	(43)	(493)	—	—
Class R(2)	(40)	(272)	—	—	(50)	(554)	—	—
Class Y	(2)	(10)	—	—	—*	(2)	(4)	(41)
Net increase (decrease)	(13,404)	$ (88,016)	(18,610)	$(114,020)	1,233	$13,402	266	$2,906

* *Not shown due to rounding.*

(1) Effective June 19, 2020, Ivy Corporate Bond Fund and Ivy Crossover Credit Fund liquidated Class E.

(2) Effective June 19, 2020, Ivy Corporate Bond Fund and Ivy Crossover Credit Fund liquidated Class R.

	Ivy Government Securities Fund				Ivy International Small Cap Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,512	$ 43,208	1,526	$ 8,271	110	$ 1,275	133	$ 1,452
Class B	15	84	12	65	N/A	N/A	N/A	N/A
Class C	278	1,606	131	697	9	101	22	237
Class E(1)	—	—	—	—	N/A	N/A	N/A	N/A
Class I	18,240	103,460	5,279	28,366	1,724	18,389	2,743	30,158
Class N	25,191	144,353	3,013	16,081	2,102	22,986	1,367	15,880
Class R(2)	—	—	—	—	N/A	N/A	N/A	N/A
Class Y(3)	—*	2	—	—	5	61	42	466
Shares issued in reinvestment of distributions to shareholders:								
Class A	170	969	191	1,033	9	111	9	91
Class B	—*	—*	—*	1	N/A	N/A	N/A	N/A
Class C	1	5	1	7	1	6	—*	5
Class E(1)	—	—	—	—	N/A	N/A	N/A	N/A
Class I	314	1,794	349	1,883	104	1,261	79	823
Class N	386	2,204	565	3,046	129	1,558	131	1,357
Class R(2)	—	—	—	—	N/A	N/A	N/A	N/A
Class Y(3)	—	—	—	—	1	14	3	32
Shares redeemed:								
Class A	(3,154)	(18,027)	(3,067)	(16,504)	(195)	(2,119)	(209)	(2,318)
Class B	(29)	(163)	(32)	(170)	N/A	N/A	N/A	N/A
Class C	(121)	(690)	(97)	(526)	(36)	(372)	(35)	(380)
Class E(1)	(46)	(266)	—	—	N/A	N/A	N/A	N/A
Class I	(10,838)	(62,234)	(12,835)	(68,716)	(1,846)	(20,534)	(1,923)	(21,070)
Class N	(17,422)	(100,466)	(16,284)	(87,641)	(3,176)	(34,891)	(1,736)	(19,144)
Class R(2)	(46)	(266)	—	—	N/A	N/A	N/A	N/A
Class Y(3)	(46)	(269)	—	—	(66)	(796)	(305)	(3,294)
Net increase (decrease)	20,405	$ 115,304	(21,248)	$(114,107)	(1,125)	$(12,950)	321	$ 4,295

* *Not shown due to rounding.*

(1) *Effective June 19, 2020, Ivy Government Securities Fund liquidated Class E.*

(2) *Effective June 19, 2020, Ivy Government Securities Fund liquidated Class R.*

(3) *Effective June 19, 2020, Ivy Government Securities Fund liquidated Class Y.*

	Ivy Pictet Emerging Markets Local Currency Debt Fund				Ivy Pictet Targeted Return Bond Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	20	$ 166	88	$ 749	380	$ 3,874	545	$ 5,431
Class C	—*	3	5	39	54	538	35	339
Class E[(1)]	—	—	—	—	N/A	N/A	N/A	N/A
Class I	1,312	11,259	2,768	23,920	1,836	18,665	3,264	32,504
Class N	350	3,119	447	3,742	1,399	14,165	355	3,526
Class R[(2)]	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—*	—*	1	12	1	7	—*	—*
Shares issued in reinvestment of distributions to shareholders:								
Class A	5	43	—	—	27	277	64	609
Class C	—*	2	—	—	1	8	2	22
Class E[(1)]	—	—	—	—	N/A	N/A	N/A	N/A
Class I	108	967	22	185	240	2,416	650	6,210
Class N	48	429	12	97	152	1,535	438	4,191
Class R[(2)]	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	—	—	—*	—*	—*	—*
Shares redeemed:								
Class A	(121)	(1,034)	(515)	(4,399)	(439)	(4,429)	(368)	(3,658)
Class C	(15)	(123)	(15)	(122)	(21)	(215)	(30)	(295)
Class E[(1)]	(200)	(1,686)	—	—	N/A	N/A	N/A	N/A
Class I	(7,067)	(60,928)	(3,541)	(30,523)	(3,778)	(38,083)	(4,515)	(44,916)
Class N	(1,937)	(15,762)	(1,632)	(14,182)	(2,822)	(28,478)	(2,833)	(28,393)
Class R[(2)]	(200)	(1,663)	—	—	N/A	N/A	N/A	N/A
Class Y	—*	—*	(30)	(274)	—*	—*	—*	—*
Net decrease	(7,697)	$(65,208)	(2,390)	$(20,756)	(2,970)	$(29,720)	(2,393)	$(24,430)

	Ivy PineBridge High Yield Fund			
	Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	974	$ 9,293	403	$ 3,943
Class I	4,755	45,365	2,109	20,552
Class N	2,269	20,788	1,452	14,304
Class R[(2)]	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:				
Class A	31	295	13	126
Class I	267	2,557	188	1,818
Class N	190	1,829	190	1,834
Class R[(2)]	—	—	—	—
Shares redeemed:				
Class A	(451)	(4,234)	(202)	(1,968)
Class I	(1,548)	(14,700)	(1,556)	(15,102)
Class N	(2,221)	(21,686)	(1,111)	(10,797)
Class R[(2)]	(50)	(478)	—	—
Net increase	4,216	$ 39,029	1,486	$ 14,710

** Not shown due to rounding.*

(1) Effective June 19, 2020, Ivy Pictet Emerging Markets Local Currency Debt Fund liquidated Class E.

(2)Effective June 19, 2020, Ivy Pictet Emerging Markets Local Currency Debt Fund and Ivy PineBridge High Yield Fund liquidated Class R.

11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2020, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Apollo Multi-Asset Income Fund	$ 343,349	$ 21,872	$ 31,648	$ (9,776)
Ivy Apollo Strategic Income Fund	410,497	15,956	21,472	(5,516)
Ivy California Municipal High Income Fund	32,897	1,465	88	1,377
Ivy Cash Management Fund	1,576,140	—	—	—
Ivy Corporate Bond Fund	822,249	57,851	3,887	53,964
Ivy Crossover Credit Fund	57,424	1,930	399	1,531
Ivy Government Securities Fund	392,401	17,082	536	16,546
Ivy International Small Cap Fund	147,243	30,529	10,571	19,958
Ivy Pictet Emerging Markets Local Currency Debt Fund	60,594	51,656	53,623	(1,967)
Ivy Pictet Targeted Return Bond Fund	186,443	99,872	96,009	3,863
Ivy PineBridge High Yield Fund	127,477	4,470	2,883	1,587

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended September 30, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Apollo Multi-Asset Income Fund	$ 4,544	$ —	$—	$7,580	$ —
Ivy Apollo Strategic Income Fund	2,294	—	—	—	—
Ivy California Municipal High Income Fund	6	—	—	—	—
Ivy Cash Management Fund	51	—	—	—	—
Ivy Corporate Bond Fund	25,472	16,132	—	—	—
Ivy Crossover Credit Fund	2,813	869	—	—	—
Ivy Government Securities Fund	100	—	—	—	—
Ivy International Small Cap Fund	740	—	—	—	—
Ivy Pictet Emerging Markets Local Currency Debt Fund	193	—	—	—	5,783
Ivy Pictet Targeted Return Bond Fund	2,338	—	—	1,181	—
Ivy PineBridge High Yield Fund	567	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2020 and 2019 were as follows:

	September 30, 2020		September 30, 2019	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Apollo Multi-Asset Income Fund	$ 17,698	$5,609	$22,822	$13,511
Ivy Apollo Strategic Income Fund	21,166	—	23,632	1,286
Ivy California Municipal High Income Fund	671	—	741	—
Ivy Cash Management Fund	9,186	—	24,089	—
Ivy Corporate Bond Fund	22,839	—	25,323	—
Ivy Crossover Credit Fund	1,351	—	1,364	—
Ivy Government Securities Fund	5,056	—	6,090	—
Ivy International Small Cap Fund	3,541	—	2,502	274
Ivy Pictet Emerging Markets Local Currency Debt Fund	1,597	—	284	—
Ivy Pictet Targeted Return Bond Fund	4,141	385	11,894	—
Ivy PineBridge High Yield Fund	5,727	—	4,937	—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2020 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2020, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Apollo Multi-Asset Income Fund	$ —	$ —
Ivy Apollo Strategic Income Fund	—	6,544
Ivy California Municipal High Income Fund	45	—
Ivy Cash Management Fund	—	—
Ivy Corporate Bond Fund	—	—
Ivy Crossover Credit Fund	—	—
Ivy Government Securities Fund	3,431	29
Ivy International Small Cap Fund	5,311	8,438
Ivy Pictet Emerging Markets Local Currency Debt Fund	434	1,605
Ivy Pictet Targeted Return Bond Fund	—	—
Ivy PineBridge High Yield Fund	417	2,308

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At September 30, 2020, the following reclassifications were made:

Fund	Accumulated Earnings Gain (Loss)	Paid-In Capital
Ivy Apollo Multi-Asset Income Fund	$—	$—
Ivy Apollo Strategic Income Fund	—	—
Ivy California Municipal High Income Fund	—	—
Ivy Cash Management Fund	—	—
Ivy Corporate Bond Fund	—	—
Ivy Crossover Credit Fund	—	—
Ivy Government Securities Fund	—	—
Ivy International Small Cap Fund	—	—
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	—
Ivy Pictet Targeted Return Bond Fund	—	—
Ivy PineBridge High Yield Fund	—	—

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Crossover Credit Fund, Ivy Government Securities Fund, Ivy International Small Cap Fund, Ivy Pictet Emerging Markets Local Currency Debt Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of September 30, 2020, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended for Ivy Cash Management Fund, Ivy Corporate Bond Fund, Ivy Government Securities Fund, and Ivy Pictet Emerging Markets Local Currency Debt Fund; the related statements of operations, changes in net assets, and the financial highlights for the periods indicated in the table below for Ivy Apollo Multi-Asset Income Fund, Ivy Apollo Strategic Income Fund, Ivy California Municipal High Income Fund, Ivy Crossover Credit Fund, Ivy International Small Cap Fund, Ivy Pictet Targeted Return Bond Fund, and Ivy PineBridge High Yield Fund, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of September 30, 2020, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended (or for the period listed in the table below), in conformity with accounting principles generally accepted in the United States of America.

Individual Fund Comprising the Ivy Funds	Statement of Operations	Statements of Changes in Net Assets	Financial Highlights
Ivy Apollo Multi-Asset Income Fund Ivy Apollo Strategic Income Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, 2017, and the period from October 1, 2015 (commencement of operations) through September 30, 2016
Ivy California Municipal High Income Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, and the period from October 3, 2016 (commencement of operations) through September 30, 2017
Ivy Crossover Credit Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, and the period from April 3, 2017 (commencement of operations) through September 30, 2017
Ivy International Small Cap Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, and the period from January 10, 2017 (commencement of operations) through September 30, 2017
Ivy Pictet Targeted Return Bond Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, 2017, and the period from January 4, 2016 (commencement of operations) through September 30, 2016
Ivy PineBridge High yield Fund	For the year ended September 30, 2020	For the years ended September 30, 2020 and 2019	For the years ended September 30, 2020, 2019, 2018, and the period from May 18, 2017 (commencement of operations) through September 30, 2017

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2020, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers or agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
November 24, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2020:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Apollo Multi-Asset Income Fund	$1,905,617	$ 4,133,299
Ivy Apollo Strategic Income Fund	—	—
Ivy California Municipal High Income Fund	—	—
Ivy Cash Management Fund	—	—
Ivy Corporate Bond Fund	—	—
Ivy Crossover Credit Fund	—	—
Ivy Government Securities Fund	—	—
Ivy International Small Cap Fund	—	2,587,958
Ivy Pictet Emerging Markets Local Currency Debt Fund	—	—
Ivy Pictet Targeted Return Bond Fund	—	—
Ivy PineBridge High Yield Fund	—	—

Individuals may claim a deduction up to 20% of their combined qualified real estate investment trust ("REIT") dividends. For the period ended September 30, 2020, Ivy Apollo Multi-Asset Fund had $467,744 which includes an estimate for the amount already distributed in 2020 that qualifies as qualified REIT dividends.

Ivy California Municipal High Income Fund hereby designates $662,288 of the dividends declared from net investment income as exempt from federal income tax for the tax period ending September 30, 2020.

The Funds intend to pass through to the extent available Section 163(j) Interest Dividends as defined in Proposed Treasury Regulation §1.163(j)-1(b).

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Apollo Multi-Asset Income Fund	$5,608,762
Ivy Apollo Strategic Income Fund	—
Ivy California Municipal High Income Fund	—
Ivy Cash Management Fund	—
Ivy Corporate Bond Fund	—
Ivy Crossover Credit Fund	—
Ivy Government Securities Fund	—
Ivy International Small Cap Fund	—
Ivy Pictet Emerging Markets Local Currency Debt Fund	—
Ivy Pictet Targeted Return Bond Fund	385,248
Ivy PineBridge High Yield Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of September 30, 2020, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States.

	Foreign Tax Credit	Foreign Derived Income
Ivy International Small Cap Fund	$195,580	$2,580,456

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (10 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	84	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company, Dakota Capital Life Insurance Company (Insurance), and U.S. Alliance Corporation, Montana (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	84	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (Tech R&D) (2015 to present); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (healthcare) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	84	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998-2019); Managing Member, St. Clair, LLC (commercial enterprises) (2019 to present).	84	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (10 portfolios overseen); Independent Chairman and Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996-2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	84	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	84	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (utility) (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007-2020); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (medical device) (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Co-Chair, Women Corporate Directors (director education) (2018-2020); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	84	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	84	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	84	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	84	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (1998 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President, CEO and Chairman, WRIMCO (2016-2018); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, WRIMCO (2010-2018); President of each of the funds in the Fund Complex (2016 to present).	84	Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen);Trustee, Ivy High Income Opportunities Fund, (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer	2008 2008 2008	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present).
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)
- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)
- Mackenzie Investments Europe Limited and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)
- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and the Ivy Targeted Return Bond Fund), and Pictet Asset Management Limited and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)
- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)
- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)
- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)
- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)
- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO and its affiliates has been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the Ivy Funds complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by other affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;
2. Management fees and expenses in the context of performance;
3. Product category expenses, including peers;
4. Profit margins of IICO's parent from supplying such services;
5. Subadviser and institutional fee analyses; and
6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the Funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the funds within the Ivy Funds complex in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

FACTS	What does Ivy Funds do with your personal information?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. The information can include:
	• Social Security Number and income,
	• Assets and transaction history, and
	• Checking account information and wire transfer instructions.
	When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to conduct everyday business. In the section below, we list the reasons financial companies can share their customers' personal information, the reasons Ivy Funds chooses to share, and whether you can limit this sharing.

Reasons we can share your personal information	Does Ivy Funds share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your accounts, respond to court orders and legal investigations or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For non-affiliates to market to you	No	We don't share

Questions?	Call 1(800) 777-6472 with questions about this notice. Client service representatives are available Monday through Friday from 7:30 am to 7:00 pm CST. You may also go to www.ivyinvestments.com/privacy_policy.
	If we serve you through an investment professional, such as a registered representative of a broker-dealer or an investment adviser representative (each, a "financial advisor"), please contact them directly. Specific internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence.

Who we are	
Who is providing this notice?	Ivy Funds
What we do	
How does Ivy Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ivy Funds collect my personal information?	We collect your personal information, for example, when you:
	• Give us your contact information or other personal information,
	• Open an account, or
	• Make deposits to an account or withdrawals from an account.
	We also collect your personal information from our affiliates.

Why can't I limit all sharing?	Federal law gives you the right to limit only:
	• Sharing for affiliates' everyday business purposes – information about your creditworthiness,
	• Affiliates from using your information to market to you, and
	• Sharing for non-affiliates to market to you.
	State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	• *Affiliates of Ivy Funds include Waddell & Reed Services Company, Ivy Distributors, Inc., and Ivy Investment Management Company.*
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	• *Ivy Funds does not share your personal information with non-affiliates so they can market to you.*
Joint marketing	A formal agreement between non-affiliated financial companies that together market financial products or services to you.
	• *Ivy Funds does not jointly market.*
Other important information	
	If you own shares of Ivy Funds in the name of a third party, such as a bank or a broker-dealer, the third party's privacy policy may apply to you in addition to ours.
	If you are working with a financial advisor, and the financial advisor leaves their firm and joins another non-affiliated broker-dealer or registered investment adviser, then the financial advisor may be permitted to use limited information to contact you. The information that the financial advisor may use is comprised of your name, address, email address, telephone number and account title.

PROXY VOTING INFORMATION

IVY FUNDS

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Trust's Form N-PORT. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Call us at 888.923.3355.

Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Specialty Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.


Ivy
INVESTMENTS®

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

Ivy Distributors, Inc.

ivyinvestments.com

ANN-IVYALT (9-20)



Annual Report

SEPTEMBER 30, 2020

	Class A	Class E	Ticker Class I	Class N	Class R
IVY FUNDS					
Ivy ProShares Interest Rate Hedged High Yield Index Fund	IAIRX	IIREX	IIIRX		IIRRX
Ivy ProShares MSCI ACWI Index Fund	IMWAX	IMWEX	IMWIX		
Ivy ProShares Russell 2000 Dividend Growers Index Fund	IRUAX	IRUEX	IRUIX	IRUNX	
Ivy ProShares S&P 500 Bond Index Fund	IAPRX	IPREX	IPRIX		IPRRX
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	IDAAX	IDAEX	IDAIX	IDANX	IDARX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

SEPTEMBER 30, 2020 (UNAUDITED)

Dear Shareholder,

Markets thus far in 2020 have been, to use an overused word, unprecedented. In a matter of months, we have witnessed economic and market moves that typically take an entire market cycle of many years to unfold. To start the fiscal year through early 2020, financial markets had been positive as political conflicts, trade uncertainty and global economic growth concerns waned. However, that upward trajectory suddenly reversed in late February 2020 and markets declined in response to two exogenous shocks: the COVID-19 pandemic and the collapse in energy markets. The COVID-19 pandemic caused one of the most rapid and dramatic global economic downturns in history. The U.S. stock markets dropped approximately 35% from peak in February to trough in late March. Global economic activity hit a full stop around the world, as countries and businesses implemented plans to isolate and protect each other. Remarkably, within about 30 days, we moved from a relatively strong domestic economy with financial market indexes hitting record highs, to a global recession.

Governments and central banks have taken strong steps to mitigate the economic blow of social distancing. Monetary policy response has been broader and more rapid than at any other time in history. Global central banks have enacted aggressive stimulus through lower interest rates, quantitative easing (QE) and liquidity provisions, with some developing countries implementing QE for the first time. The U.S. Federal Reserve's (Fed) response has included a broad array of policy measures and an unprecedented pace of QE.

Third quarter 2020 economic data show the global economy has had a very strong rebound. Since the March 23 trough, the S&P 500 Index has stabilized and experienced a rapid bounce back. Year-to-date as of Sept. 30, the Index is up 5.57%. Going forward, we believe a natural deceleration in growth is very likely given the magnitude of the bounce back for the period. In addition, we believe we could see more deceleration than consensus in the final three months of the year. Our belief is driven by the impending arrival of cold weather, which will dampen outdoor consumer activity and negatively impact certain industries.

With respect to the U.S. consumer, we anticipate a pullback in consumption due to a lack of opportunities to spend. We see evidence of this in the extremely high savings rate in the U.S. now. Spending data through September show that spending on durable goods is well above pre-virus levels, while spending on services is still far below pre-pandemic levels. Services like travel, recreation and dining are among the areas hardest hit. We think this limitation on spending opportunities is going to be a cap on consumption over the next few months.

At the time of this writing, as we near the U.S. presidential election, we believe the odds are low for any substantial stimulus being approved soon. However, we believe it could likely pass in early 2021. If the Democrats sweep the White House and Congress, we would expect a sizeable stimulus act.

As we move forward and examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and company business models when making investment decisions. Those fundamentals historically have tended to outweigh external factors. In today's environment, we believe there are many high-quality businesses offering attractive entry points and cyclicals that will likely be key beneficiaries as economies continue to recover. Importantly, through this uncertain time, we remain focused on the innovation and management skill within individual companies, the ultimate drivers of long-term stock prices.

Economic Snapshot

	9/30/2020	9/30/2019
S&P 500 Index	3,363.00	2,976.74
MSCI EAFE Index	1,855.32	1,889.36
10-Year Treasury Yield	0.69%	1.68%
U.S. unemployment rate	7.9%	3.5%
30-year fixed mortgage rate	2.90%	3.64%
Oil price per barrel	$ 40.22	$ 54.07

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2020.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 in Notes to Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy ProShares Interest Rate Hedged High Yield Index Fund							
Class A	$1,000	$ 1,104.60	$ 4.74	$1,000	$ 1,020.51	$4.55	0.90%
Class E	$1,000	$ 1,106.00	$4.53	$1,000	$1,020.69	$4.34	0.86%
Class I	$1,000	$ 1,107.30	$ 3.37	$1,000	$ 1,021.76	$3.23	0.65%
Class R	$1,000	$ 1,102.90	$ 7.57	$1,000	$ 1,017.77	$7.26	1.45%
Ivy ProShares MSCI ACWI Index Fund							
Class A	$1,000	$1,289.00	$5.04	$1,000	$1,020.56	$4.45	0.89%
Class E	$1,000	$ 1,290.10	$ 4.01	$1,000	$ 1,021.51	$3.54	0.70%
Class I	$1,000	$1,290.50	$3.66	$1,000	$ 1,021.76	$3.23	0.65%

See footnotes on page 5.

(UNAUDITED)

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	Beginning Account Value 3-31-20	Ending Account Value 9-30-20	Expenses Paid During Period*	
Ivy ProShares Russell 2000 Dividend Growers Index Fund							
Class A	$1,000	$1,025.30	$4.46	$1,000	$1,020.61	$4.45	0.88%
Class E	$1,000	$1,024.90	$3.54	$1,000	$1,021.46	$3.54	0.71%
Class I	$1,000	$1,026.50	$3.24	$1,000	$1,021.76	$3.23	0.65%
Class N	$1,000	$1,026.60	$3.34	$1,000	$1,021.71	$3.34	0.65%
Ivy ProShares S&P 500 Bond Index Fund							
Class A	$1,000	$1,084.70	$3.34	$1,000	$1,021.75	$3.23	0.65%
Class E	$1,000	$1,085.00	$3.02	$1,000	$1,022.05	$2.93	0.59%
Class I	$1,000	$1,086.00	$2.09	$1,000	$1,023.00	$2.02	0.40%
Class R	$1,000	$1,081.90	$5.93	$1,000	$1,019.32	$5.76	1.14%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund							
Class A	$1,000	$1,264.40	$4.19	$1,000	$1,021.31	$3.74	0.74%
Class E	$1,000	$1,265.20	$3.40	$1,000	$1,022.01	$3.03	0.60%
Class I	$1,000	$1,265.90	$2.83	$1,000	$1,022.51	$2.53	0.50%
Class N	$1,000	$1,265.90	$2.61	$1,000	$1,022.67	$2.33	0.47%
Class R	$1,000	$1,261.90	$6.56	$1,000	$1,019.17	$5.86	1.17%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2020, and divided by 366.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)

Investment strategies and techniques

Each Ivy ProShares Index Fund (each, a “Fund” and collectively, the “Funds”) are designed to match, before fees and expenses, the performance of an underlying index both on a single day and an over time basis. Ivy ProShares Index Funds are managed by Ivy Investment Management Company and are subadvised by ProShare Advisors LLC (ProShares). ProShares uses a passive approach in seeking to achieve the investment objective of each Fund. Each Fund attempts to achieve its investment objective by investing substantially all of its assets in investments that make up its underlying index or in financial instruments that ProShares believes are likely to simulate movements in each Fund’s index. Using this approach, ProShares determines the type, quantity and mix of investment positions that a Fund should hold to track the performance of its index.

As index funds, the Funds are “passively managed.” This means that when managing the Funds, ProShares does not invest the assets of the Funds in securities or financial instruments based on its view of the investment merit of a particular security, instrument, or company. In addition, ProShares does not conduct conventional investment research or analysis; forecast market movements, trends or market conditions; or take defensive positions in managing assets of the Funds.

The Funds may not be able to replicate exposure to their respective index and may employ various techniques that ProShares believes should, when combined with other investment management techniques, help simulate the movement of each Fund’s index. Each Fund also may make use of investment techniques to track its index, including the use of swap agreements, credit default swaps, futures contracts, forward contracts, and similar instruments (collectively, “derivatives”). Funds using these techniques are exposed to risks different from, or possibly greater than, the risks associated with investing directly in securities, including one or more of the following: counterparty risk (i.e., the risk that a counterparty is unable or unwilling to make timely payments) on the amount the Fund expects to receive from a derivatives counterparty, liquidity risk (i.e., the ability of a Fund to acquire or dispose of certain holdings quickly or at prices that represent true market value in the judgment of ProShares), and increased correlation risk (i.e., the Fund’s ability to achieve a high degree of correlation with its index). If a counterparty becomes bankrupt, or fails to perform its obligations, the value of an investment in the Fund may decline. With respect to swaps and forward contracts, the Funds seek to mitigate these risks by generally requiring derivatives counterparties to post collateral for the benefit of each Fund, marked to market daily, in an amount approximately equal to the amount the counterparty owes the Fund, subject to certain minimum thresholds. The Funds primarily enter into derivatives with counterparties that are major global financial institutions. Any costs associated with using derivatives will have the effect of lowering the Fund’s return.

Factors that Materially Affected the Performance of Each Fund during the Year Ending September 30, 2020

Primary factors affecting the Funds’ performance for the fiscal year ending September 30, 2020, before fees and expenses, include the following: transaction costs to purchase and sell underlying securities within an index; the total return of the securities and any derivatives held by the Funds, including the performance of the reference assets to which any derivatives are linked; financing rates paid or earned by the Funds associated with cash and, in certain cases, derivative positions; stock dividends, premiums and bond yields paid or earned by the Funds (including those included in the total return of derivatives contracts); the types of derivatives contracts (if any) used by the Funds and their correlation to the relevant index; and other miscellaneous factors.

Index Performance: The performance of each Fund’s index and, in turn, the factors and market conditions affecting that index are principal factors driving Fund performance.

Financing Rates Associated with Derivatives: The performance of Funds that use derivatives may be impacted by the related financing costs. Instruments such as futures carry implied financing costs. Currency forward rates are negotiated between the Funds and their counterparties. Each Fund with long exposure via derivatives was generally negatively affected by financing rates. Conversely, most Funds with short derivative exposure generally benefited from financing rates. However, in low interest rate environments, LIBOR adjusted by the spread may actually result in a Fund with short exposure also being negatively affected by financing rates.

Stock Dividends and Bond Yields: The performance of Funds that provide long exposure was positively impacted by capturing the dividend, premium or income yield of the underlying assets to which they have exposure. The performance of Funds was negatively impacted by virtue of effectively having to pay out the dividend, premium or income yield (or a multiple thereof, as applicable) associated with the assets to which they have short exposure.

Fees, Expenses, and Transaction Costs: Fees and expenses are listed in the financial statements of each Fund and may generally be higher and thus have a more negative impact on performance than compared to many traditional index-based funds. Transaction costs are not reflected in the Funds’ expense ratio. Transaction costs are generally higher for Funds whose indexes are more volatile, that invest in foreign securities, and for Funds that hold or have exposure to assets that are comparatively less liquid than other Funds.

Miscellaneous factors: Each Fund holds a mix of securities and/or derivatives that is designed to provide returns that seek to achieve its investment objective. Certain Funds may obtain exposure to only a representative sample of the securities of their index and may not have investment exposure to all securities of the index or may have weightings that are different from that of its index. Certain Funds may also obtain exposure to securities not contained in the relevant index or in financial instruments.

Fund Management Teams

Ivy ProShares Interest Rate Hedged High Yield Index Fund;
Ivy ProShares S&P 500 Bond Index Fund
Benjamin McAbee and Alexander Ilyasov of ProShares share responsibility for the day-to-day management of the Ivy ProShares Interest Rate Hedged High Yield Index Fund and Ivy ProShares S&P 500 Bond Index Fund. Mr. McAbee has managed the Funds since the Funds' inception in 2017. Mr. Ilyasov has served as co-portfolio manager for the Funds since 2019.

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund;
Ivy ProShares Russell 2000 Dividend Growers Index Fund
Michael Neches and Devin Sullivan of ProShares share responsibility for the day-to-day management of the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund. Mr. Neches has managed the Funds since the Funds' inception in 2017. Mr. Sullivan has served as co-portfolio manager for the Funds since 2018.

Ivy ProShares MSCI ACWI Index Fund
Scott Hanson and Alexander Ilyasov share responsibility for the day-to-day management of Ivy ProShares MSCI ACWI Index Fund. Mr. Hanson has managed the Fund since its inception in 2017. Mr. Ilyasov has served as co-portfolio manager for the Fund since 2020.

Fiscal Year Performance

For the Period Ended September 30, 2020	
Ivy ProShares Interest Rate Hedged High Yield Index Fund (Class A shares at net asset value)	-1.89%
Ivy ProShares Interest Rate Hedged High Yield Index Fund (Class A shares including sales charges)	-4.32%
Benchmark and Morningstar Category	
FTSE High Yield (Treasury Rate-Hedged) Index (generally reflects the performance of high yield debt issued by companies domiciled in the U.S. or Canada)	-1.51%
Morningstar High Yield Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.33%
Ivy ProShares MSCI ACWI Index Fund (Class A shares at net asset value)	10.23%
Ivy ProShares MSCI ACWI Index Fund (Class A shares including sales charges)	7.49%
Benchmark and Morningstar Category	
MSCI ACWI Index (generally reflects the performance of developed and emerging-market equities)	10.44%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.77%
Ivy ProShares Russell 2000 Dividend Growers Index Fund (Class A shares at net asset value)	-19.03%
Ivy ProShares Russell 2000 Dividend Growers Index Fund (Class A shares including sales charges)	-21.04%

Benchmark and Morningstar Category	
Russell 2000 Dividend Growth Index (generally reflects the performance of small-cap companies that have increased dividends every year for the last 10 consecutive years)	-18.20%
Morningstar Small Blend Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-6.56%
Ivy ProShares S&P 500 Bond Index Fund (Class A shares at net asset value	7.80%
Ivy ProShares S&P 500 Bond Index Fund (Class A shares including sales charges)	5.10%

Benchmark and Morningstar Category	
S&P 500/MarketAxess Investment Grade Corporate Bond Index (generally reflects the performance of high yield debt issued in the U.S. by S&P 500 companies)	8.48%
Morningstar Corporate Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.25%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (Class A shares at net asset value)	2.88%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (Class A shares including sales charges)	0.35%

Benchmark and Morningstar Category	
S&P 500 Dividend Aristocrats Index (generally reflects the performance of large-cap companies that have increased dividends every year for the last 25 consecutive years)	3.63%
Morningstar Large Blend Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.70%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees.

Performance shown at net asset value (NAV) does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Funds' shares will change, and you could lose money on your investment.

For Ivy ProShares MSCI ACWI Index Fund, international investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

For Ivy ProShares S&P 500 Bond Index Fund, fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise.

For Ivy ProShares Interest Rate Hedged High Yield Index Fund, the use of derivatives presents several risks including the risk that fluctuation in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Moreover, some derivatives are more sensitive to interest rate changes and market fluctuations than others, and the risk of loss may be greater than if the derivative technique(s) had not been used. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, another party to the transaction.

These and other risks are more fully described in the Funds' prospectus.

The opinions expressed in this report are those of the Funds' portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy ProShares Index Funds.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	96.5%
Corporate Debt Securities	96.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Quality Weightings

Non-Investment Grade	96.5%
BB	44.5%
B	33.7%
CCC	18.1%
Below CCC	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

(UNAUDITED)



Ivy ProShares Interest Rate Hedged High Yield Index Fund, Class A Shares(1) $10,292
FTSE High Yield (Treasury Rate-Hedged) Index $11,021
$30,000
$20,000
$10,000
$0
4-20 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class E	Class I	Class R
1-year period ended 9-30-20	-4.32%	-4.20%	-1.52%	-2.31%
5-year period ended 9-30-20	—	—	—	—
10-year period ended 9-30-20	—	—	—	—
Since Inception of Class through 9-30-20(4)	0.84%	0.88%	1.88%	1.13%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Alternative Carriers – 1.4%		
CommScope Finance LLC,		
6.000%, 3–1–26 (A)	$300	$ 313
Zayo Group Holdings, Inc.,		
6.125%, 3–1–28 (A)	230	237
		550
Broadcasting – 5.3%		
AMC Networks, Inc.,		
5.000%, 4–1–24	250	256
Clear Channel Worldwide Holdings, Inc.,		
9.250%, 2–15–24	311	302
Nexstar Escrow, Inc.,		
5.625%, 7–15–27 (A)	311	326
Sirius XM Radio, Inc.:		
4.625%, 7–15–24 (A)	376	389
4.125%, 7–1–30 (A)	170	174
TEGNA, Inc.,		
5.000%, 9–15–29 (A)	442	436
Terrier Media Buyer, Inc.,		
8.875%, 12–15–27 (A)	120	121
		2,004
Cable & Satellite – 5.0%		
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.125%, 5–1–27 (A)	531	559
4.750%, 3–1–30 (A)	250	264
CSC Holdings LLC:		
5.750%, 1–15–30 (A)	257	273
4.625%, 12–1–30 (A)	380	382
DISH DBS Corp.,		
7.750%, 7–1–26	300	330
Radiate Holdco LLC and Radiate Finance, Inc.,		
6.500%, 9–15–28 (A)	100	103
		1,911
Integrated Telecommunication Services – 1.8%		
CenturyLink, Inc.,		
5.125%, 12–15–26 (A)	270	277
Level 3 Financing, Inc.,		
4.250%, 7–1–28 (A)	100	102
Sprint Corp.,		
7.625%, 3–1–26	125	151
Windstream Escrow LLC,		
7.750%, 8–15–28 (A)	150	147
		677
Movies & Entertainment – 3.0%		
iHeartCommunications, Inc.,		
8.375%, 5–1–27	285	280
Netflix, Inc.:		
4.875%, 4–15–28	150	168
5.875%, 11–15–28	570	680
		1,128
Publishing – 0.4%		
Meredith Corp.,		
6.875%, 2–1–26	174	145
Wireless Telecommunication Service – 1.1%		
T-Mobile USA, Inc.:		
6.500%, 1–15–26	$290	$ 303
4.750%, 2–1–28	100	107
		410
Total Communication Services – 18.0%		6,825
Consumer Discretionary		
Apparel Retail – 0.3%		
L Brands, Inc.,		
6.625%, 10–1–30 (A)	110	112
Auto Parts & Equipment – 1.2%		
Panther BF Aggregator 2 L.P.:		
6.250%, 5–15–26 (A)	175	184
8.500%, 5–15–27 (A)	250	259
		443
Automobile Manufacturers – 2.6%		
Ford Motor Co.,		
9.000%, 4–22–25	550	631
Tesla, Inc. (GTD by SolarCity Corp.),		
5.300%, 8–15–25 (A)	346	358
		989
Automotive Retail – 0.3%		
Allison Transmission, Inc.,		
5.000%, 10–1–24 (A)	100	101
Casinos & Gaming – 3.8%		
Colt Merger Sub, Inc.:		
6.250%, 7–1–25 (A)	440	459
8.125%, 7–1–27 (A)	190	201
Golden Nugget, Inc.,		
6.750%, 10–15–24 (A)	175	146
MGM Growth Properties Operating Partnership L.P. and MGP Finance Co-Issuer, Inc.,		
5.625%, 5–1–24	110	117
Scientific Games International, Inc. (GTD by Scientific Games Corp.):		
5.000%, 10–15–25 (A)	365	367
8.250%, 3–15–26 (A)	140	147
		1,437
Consumer Electronics – 0.5%		
Spectrum Brands, Inc. (GTD by SB/RH Holdings),		
5.750%, 7–15–25	165	170
Hotels, Resorts & Cruise Lines – 0.3%		
Carnival Corp.,		
11.500%, 4–1–23 (A)	100	112
Housewares & Specialties – 1.1%		
Newell Rubbermaid, Inc.:		
3.850%, 4–1–23	210	219
4.200%, 4–1–26	200	213
		432
Leisure Facilities – 2.2%		
Diamond Sports Group LLC and Diamond Sports Finance Co. (GTD by Diamond Sports Intermediate Holdings LLC):		
5.375%, 8–15–26 (A)	$440	$ 311
6.625%, 8–15–27 (A)	500	260
Six Flags Entertainment Corp.,		
4.875%, 7–31–24 (A)	262	247
		818
Leisure Products – 0.3%		
Mattel, Inc.,		
6.750%, 12–31–25 (A)	110	116
Restaurants – 3.2%		
1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.:		
4.250%, 5–15–24 (A)	250	255
5.000%, 10–15–25 (A)	416	426
Aramark Services, Inc. (GTD by Aramark Corp.),		
5.000%, 2–1–28 (A)	310	312
KFC Holding Co., Pizza Hut Holdings LLC and Taco Bell of America LLC,		
5.250%, 6–1–26 (A)	100	104
YUM! Brands, Inc.,		
3.625%, 3–15–31	130	130
		1,227
Specialized Consumer Services – 1.5%		
Nielsen Finance LLC and Nielsen Finance Co.,		
5.625%, 10–1–28 (A)	100	103
Uber Technologies, Inc.:		
8.000%, 11–1–26 (A)	275	293
7.500%, 9–15–27 (A)	160	170
		566
Specialty Stores – 1.7%		
PetSmart, Inc.,		
5.875%, 6–1–25 (A)	203	208
Staples, Inc.:		
7.500%, 4–15–26 (A)	244	225
10.750%, 4–15–27 (A)	275	220
		653
Tires & Rubber – 0.5%		
Goodyear Tire & Rubber Co. (The),		
5.125%, 11–15–23	200	199
Total Consumer Discretionary – 19.5%		7,375
Consumer Staples		
Agricultural Products – 0.6%		
NBM U.S. Holdings, Inc.,		
7.000%, 5–14–26 (A)	200	212
Food Distributors – 0.4%		
Performance Food Group, Inc.,		
5.500%, 10–15–27 (A)	165	170

SCHEDULE OF INVESTMENTS IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Retail – 0.8%		
Albertsons Cos. LLC, Safeway, Inc., New Albertson's, Inc. and Albertson's LLC,		
4.625%, 1–15–27 (A)	$280	$ 287
Packaged Foods & Meats – 2.5%		
JBS USA, JBS USA Food Co. and JBS USA Finance, Inc. (GTD by JBS S.A.):		
6.500%, 4–15–29 (A)	250	277
5.500%, 1–15–30 (A)	100	109
Post Holdings, Inc.:		
5.000%, 8–15–26 (A)	414	425
4.625%, 4–15–30 (A)	150	154
		965
Total Consumer Staples – 4.3%		1,634
Energy		
Oil & Gas Equipment & Services – 0.8%		
Brand Energy & Infrastructure Services, Inc.,		
8.500%, 7–15–25 (A)	100	94
Weatherford International Ltd. (GTD by Weatherford International plc and Weatherford International LLC),		
11.000%, 12–1–24	350	210
		304
Oil & Gas Exploration & Production – 3.5%		
Crownrock L.P.,		
5.625%, 10–15–25 (A)	160	151
Endeavor Energy Resources L.P.,		
5.750%, 1–30–28 (A)	250	251
EQT Corp.,		
7.875%, 2–1–25(B)	300	333
Matador Resources Co.,		
5.875%, 9–15–26	220	184
Occidental Petroleum Corp.,		
2.900%, 8–15–24	270	229
Targa Resources Partners L.P.,		
5.875%, 4–15–26	163	167
		1,315
Oil & Gas Refining & Marketing – 0.2%		
PBF Holding Co. LLC,		
6.000%, 2–15–28 (A)	132	89
Oil & Gas Storage & Transportation – 1.7%		
Cheniere Energy Partners L.P.,		
4.500%, 10–1–29	336	345
EQT Midstream Partners L.P.,		
4.750%, 7–15–23	200	200
New Fortress Energy, Inc.,		
6.750%, 9–15–25 (A)	100	104
		649
Total Energy – 6.2%		2,357

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Consumer Finance – 2.4%		
Ally Financial, Inc.,		
5.750%, 11–20–25	$264	$ 296
OneMain Finance Corp.:		
6.125%, 3–15–24	185	194
7.125%, 3–15–26	220	246
Quicken Loans, Inc.,		
5.250%, 1–15–28 (A)	170	179
		915
Financial Exchanges & Data – 2.4%		
MSCI, Inc.:		
4.000%, 11–15–29 (A)	114	119
3.875%, 2–15–31 (A)	330	344
Refinitiv U.S. Holdings, Inc.:		
6.250%, 5–15–26 (A)	150	160
8.250%, 11–15–26 (A)	265	291
		914
Insurance Brokers – 0.5%		
NFP Corp.,		
6.875%, 8–15–28 (A)	175	177
Other Diversified Financial Services – 0.9%		
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
6.250%, 2–1–22	150	152
6.250%, 5–15–26	200	208
		360
Property & Casualty Insurance – 0.7%		
Hub International Ltd.,		
7.000%, 5–1–26 (A)	250	259
Specialized Finance – 2.3%		
Banff Merger Sub, Inc.,		
9.750%, 9–1–26 (A)	110	116
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
7.125%, 6–15–24 (A)	331	345
Navient Corp.,		
6.500%, 6–15–22	250	255
Tempo Acquisition LLC and Tempo Acquisition Finance Corp.,		
6.750%, 6–1–25 (A)	150	153
		869
Total Financials – 9.2%		3,494
Health Care		
Health Care Equipment – 0.4%		
Avantor Funding, Inc.,		
4.625%, 7–15–28 (A)	150	156
Health Care Facilities – 7.1%		
Community Health Systems, Inc.:		
6.250%, 3–31–23	474	463
8.000%, 3–15–26 (A)	90	89

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
DaVita, Inc.:		
4.625%, 6–1–30 (A)	$330	$ 339
3.750%, 2–15–31 (A)	200	192
HCA, Inc. (GTD by HCA Holdings, Inc.):		
5.625%, 9–1–28	484	554
3.500%, 9–1–30	250	254
MPH Acquisition Holdings LLC,		
7.125%, 6–1–24 (A)	141	145
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,		
9.750%, 12–1–26 (A)	125	133
Select Medical Corp.,		
6.250%, 8–15–26 (A)	129	134
Tenet Healthcare Corp.,		
6.125%, 10–1–28 (A)	380	370
		2,673
Health Care Services – 1.1%		
Envision Healthcare Corp.,		
8.750%, 10–15–26 (A)	195	90
IQVIA, Inc.,		
5.000%, 5–15–27 (A)	300	314
		404
Health Care Technology – 1.1%		
Change Healthcare Holdings, Inc.,		
5.750%, 3–1–25 (A)	270	273
Verscend Holding Corp.,		
9.750%, 8–15–26 (A)	150	163
		436
Life Sciences Tools & Services – 0.8%		
Avantor, Inc.,		
6.000%, 10–1–24 (A)	300	314
Pharmaceuticals – 3.1%		
Endo Designed Activity Co., Endo Finance LLC and Endo Finco, Inc.,		
6.000%, 6–30–28 (A)	150	110
IMS Health, Inc.,		
5.000%, 10–15–26 (A)	79	83
Par Pharmaceutical, Inc.,		
7.500%, 4–1–27 (A)	300	314
Valeant Pharmaceuticals International, Inc.,		
7.000%, 3–15–24 (A)	645	668
		1,175
Total Health Care – 13.6%		5,158
Industrials		
Aerospace & Defense – 3.5%		
Bombardier, Inc.,		
7.875%, 4–15–27 (A)	580	440
TransDigm, Inc. (GTD by TransDigm Group, Inc.),		
6.250%, 3–15–26 (A)	850	891
		1,331

SCHEDULE OF INVESTMENTS IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Air Freight & Logistics – 0.3%		
XPO Logistics, Inc., 6.250%, 5–1–25 (A)	$ 110	$ 117
Building Products – 0.5%		
Beacon Escrow Corp., 4.875%, 11–1–25 (A)	193	189
Construction Machinery & Heavy Trucks – 0.2%		
Navistar International Corp. (GTD by Navistar, Inc.), 6.625%, 11–1–25 (A)	80	82
Diversified Support Services – 1.0%		
United Rentals (North America), Inc. (GTD by United Rentals, Inc.), 4.875%, 1–15–28	350	368
Electrical Components & Equipment – 0.9%		
WESCO Distribution, Inc.:		
7.125%, 6–15–25 (A)	100	109
7.250%, 6–15–28 (A)	210	230
		339
Office Services & Supplies – 0.3%		
Xerox Corp., 4.125%, 3–15–23	130	134
Security & Alarm Services – 1.6%		
Allied Universal Holdco LLC:		
6.625%, 7–15–26 (A)	100	106
9.750%, 7–15–27 (A)	150	163
Prime Security Services Borrower LLC and Prime Finance, Inc., 5.750%, 4–15–26 (A)	300	321
		590
Trucking – 0.5%		
Herc Holdings, Inc., 5.500%, 7–15–27 (A)	170	176
Total Industrials – 8.8%		3,326
Information Technology		
Application Software – 1.3%		
Solera LLC and Solera Finance, Inc., 10.500%, 3–1–24 (A)	178	186
SS&C Technologies Holdings, Inc., 5.500%, 9–30–27 (A)	280	297
		483
Data Processing & Outsourced Services – 0.3%		
Exela Intermediate LLC and Exela Finance, Inc., 10.000%, 7–15–23 (A)	370	113
Total Information Technology – 1.6%		596

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials		
Aluminum – 1.0%		
Novelis Corp. (GTD by Novelis, Inc.):		
5.875%, 9–30–26 (A)	$ 70	$ 72
4.750%, 1–30–30 (A)	309	302
		374
Commodity Chemicals – 1.0%		
NOVA Chemicals Corp.:		
4.875%, 6–1–24 (A)	215	213
5.250%, 6–1–27 (A)	196	185
		398
Diversified Metals & Mining – 1.2%		
First Quantum Minerals Ltd.:		
7.250%, 4–1–23 (A)	140	140
7.500%, 4–1–25 (A)	312	308
		448
Metal & Glass Containers – 1.6%		
Ball Corp., 2.875%, 8–15–30	150	148
BWAY Holding Co.:		
5.500%, 4–15–24 (A)	323	324
7.250%, 4–15–25 (A)	160	151
		623
Paper Packaging – 0.9%		
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A., 5.125%, 7–15–23 (A)	320	324
Total Materials – 5.7%		2,167
Real Estate		
Hotel & Resort REITs – 1.6%		
Hilton Domestic Operating Co., Inc.:		
5.125%, 5–1–26	250	256
4.875%, 1–15–30	325	335
		591
Real Estate Development – 0.4%		
Howard Hughs Corp., 5.375%, 3–15–25 (A)	150	153
Specialized REITs – 3.2%		
Iron Mountain, Inc., 4.500%, 2–15–31 (A)	260	261
SBA Communications Corp., 4.875%, 9–1–24	355	364
Uniti Group L.P., Uniti Fiber Holdings, Inc., Uniti Group Finance 2019, Inc. and CSL Capital LLC (GTD by Uniti Group, Inc.), 7.875%, 2–15–25 (A)	250	265

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
VICI Properties L.P. and VICI Note Co., Inc., 4.125%, 8–15–30 (A)	$320	$ 315
		1,205
Total Real Estate – 5.2%		1,949
Utilities		
Electric Utilities – 2.3%		
Calpine Corp.:		
4.500%, 2–15–28 (A)	100	103
5.125%, 3–15–28 (A)	200	207
Emera, Inc., Series 2016–A, 6.750%, 6–15–76	220	244
Vistra Operations Co. LLC:		
5.625%, 2–15–27 (A)	205	216
5.000%, 7–31–27 (A)	100	105
		875
Independent Power Producers & Energy Traders – 0.7%		
NRG Energy, Inc., 6.625%, 1–15–27	256	271
Multi-Utilities – 1.4%		
MEG Energy Corp., 7.125%, 2–1–27 (A)	244	219
Pacific Gas and Electric Co., 5.250%, 7–1–30	300	290
		509
Total Utilities – 4.4%		1,655
TOTAL CORPORATE DEBT SECURITIES – 96.5%		$36,536
(Cost: $36,631)		

SHORT–TERM SECURITIES	Shares	
Money Market Funds (C) – 0.1%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	32	32
TOTAL SHORT–TERM SECURITIES – 0.1%		$ 32
(Cost: $32)		
TOTAL INVESTMENT SECURITIES – 96.6%		$36,568
(Cost: $36,663)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (D) – 3.4%		1,281
NET ASSETS – 100.0%		$37,849

SCHEDULE OF INVESTMENTS IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $25,435 or 67.2% of net assets.

(B)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

(D)Cash of $230 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2020 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
U.S. 10-Year Treasury Note	Short	69	12–21–20	6,900	$ (9,627)	$(23)
U.S. 2-Year Treasury Note	Short	55	12–31–20	11,000	(12,153)	(7)
U.S. 5-Year Treasury Note	Short	121	12–31–20	12,100	(15,250)	(31)
					$(37,030)	$ (61)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$36,536	$ —
Short-Term Securities	32	—	—
Total	$32	$36,536	$ —
Liabilities			
Futures Contracts	$ 61	$ —	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.2%
Information Technology	21.8%
Health Care	12.6%
Consumer Discretionary	12.6%
Financials	12.5%
Industrials	9.4%
Communication Services	9.2%
Consumer Staples	7.6%
Materials	4.9%
Utilities	3.1%
Real Estate	2.8%
Energy	2.7%
Warrants	0.0%
Liabilites (Net of Cash and Other Assets), and Cash Equivalents+	0.8%

Country Weightings

North America	61.3%
United States	58.1%
Other North America	3.2%
Europe	19.1%
United Kingdom	4.1%
Other Europe	15.0%
Pacific Basin	18.0%
Japan	6.7%
China	4.0%
Other Pacific Basin	7.3%
South America	0.6%
South Africa	0.2%
Liabilites (Net of Cash and Other Assets), and Cash Equivalents+	0.8%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	United States	Information Technology	Systems Software
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Facebook, Inc., Class A	United States	Communication Services	Interactive Media & Services
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Alphabet, Inc., Class C	United States	Communication Services	Interactive Media & Services
Alphabet, Inc., Class A	United States	Communication Services	Interactive Media & Services
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Tencent Holdings Ltd.	China	Communication Services	Interactive Media & Services
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy ProShares MSCI ACWI Index Fund, Class A Shares(1) $13,003
MSCI ACWI Index $13,598
4-20 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class E	Class I
1-year period ended 9-30-20	7.49%	7.70%	10.51%
5-year period ended 9-30-20	—	—	—
10-year period ended 9-30-20	—	—	—
Since Inception of Class through 9-30-20[4]	7.92%	8.09%	8.99%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, and 4-20-17 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS	Shares	Value
Australia		
Consumer Discretionary – 0.1%		
Aristocrat Leisure Ltd.	2	$ 33
Consumer Staples – 0.2%		
Coles Group Ltd.	1	15
Wesfarmers Ltd.	2	75
Woolworths Ltd.	2	44
		134
Energy – 0.0%		
Santos Ltd.	7	25
Woodside Petroleum Ltd.	2	23
		48
Financials – 0.6%		
Australia and New Zealand Banking Group Ltd.	4	55
Australian Stock Exchange Ltd.	—*	27
Commonwealth Bank of Australia	3	115
Insurance Australia Group Ltd.	7	21
Macquarie Group Ltd.	1	49
National Australia Bank Ltd.	5	66
QBE Insurance Group Ltd.	4	24
Suncorp Group Ltd.	3	17
Westpac Banking Corp.	5	64
		438
Health Care – 0.2%		
Cochlear Ltd.	—*	28
CSL Ltd.	1	141
Ramsay Health Care Ltd.	1	24
Sonic Healthcare Ltd.	1	24
		217
Industrials – 0.0%		
Brambles Ltd.	4	31
Transurban Group	4	43
		74
Information Technology – 0.0%		
Afterpay Ltd. (A)	—*	28
Computershare Ltd.	3	25
		53
Materials – 0.5%		
BHP Group Ltd.	4	111
BHP Group plc	3	67
Fortescue Metals Group Ltd.	4	48
Newcrest Mining Ltd.	1	30
South32 Ltd.	15	22
		278
Real Estate – 0.2%		
Dexus	2	14
Goodman Group	4	46
Mirvac Group	13	20
Scentre Group	19	31
Stockland Corp. Ltd.	12	33
		144
Total Australia – 1.8%		1,419
Austria		
Financials – 0.0%		
Erste Bank der Oesterreichischen Sparkassen AG (A)	1	$ 18
Total Austria – 0.0%		$ 18
Belgium		
Consumer Staples – 0.1%		
Anheuser-Busch InBev S.A./N.V.	1	61
Financials – 0.0%		
ageas N.V. (A)	—*	20
Groupe Bruxelles Lambert S.A.	—*	19
KBC Group N.V.	—*	24
		63
Health Care – 0.0%		
UCB S.A./N.V.	—*	27
Materials – 0.0%		
Solvay S.A.	—*	27
Umicore S.A.	—*	17
		44
Total Belgium – 0.1%		$195
Bermuda		
Financials – 0.0%		
Arch Capital Group Ltd. (A)	1	22
Everest Re Group Ltd.	—*	24
		46
Total Bermuda – 0.0%		$ 46
Brazil		
Consumer Discretionary – 0.1%		
Lojas Renner S.A.	2	18
Magazine Luiza S.A.	2	26
MercadoLibre, Inc. (A)	—*	72
		116
Consumer Staples – 0.0%		
Ambev S.A.	10	23
Natura &Co. Holding S.A.	2	17
		40
Energy – 0.1%		
Petroleo Brasileiro S.A.	15	53
Financials – 0.3%		
B3 S.A. - Brasil, Bolsa, Balcao	4	42
Banco Bradesco S.A.	10	34
Banco do Brasil S.A.	4	19
Itau Unibanco Holdings S.A.	9	37
Itausa Investimentos Itau S.A.	13	21
		153
Health Care – 0.0%		
Notre Dame Intermedica Participacoes S.A.	1	13
Industrials – 0.0%		
Localiza Rent a Car S.A.	2	$ 21
Rumo S.A. (A)	6	19
WEG S.A.	2	27
		67
Materials – 0.1%		
Suzano Papel e Cellulose S.A.	2	12
Vale S.A.	6	67
		79
Total Brazil – 0.6%		$521
Canada		
Communication Services – 0.0%		
Rogers Communications, Inc., Class B	—*	18
Thomson Reuters Corp.	—*	23
		41
Consumer Discretionary – 0.1%		
Canadian Tire Corp. Ltd., Class A	—*	15
Dollarama, Inc.	1	23
lululemon athletica, Inc. (A)	—*	64
Magna International, Inc.	—*	21
Restaurant Brands International, Inc.	—*	23
		146
Consumer Staples – 0.1%		
Alimentation Couche-Tard, Inc., Class B	1	50
Metro, Inc.	1	25
		75
Energy – 0.4%		
Canadian Natural Resources Ltd.	2	34
Cenovus Energy, Inc.	4	14
Enbridge, Inc.	3	83
Pembina Pipeline Corp.	1	28
Suncor Energy, Inc.	3	32
TransCanada Corp.	1	57
		248
Financials – 1.2%		
Bank of Montreal	1	54
Bank of Nova Scotia (The)	2	87
Brookfield Asset Management, Inc., Class A	2	66
Canadian Imperial Bank of Commerce (B)	1	54
Fairfax Financial Holdings Ltd.	—*	23
Intact Financial Corp.	—*	31
Manulife Financial Corp.	3	46
National Bank of Canada (B)	1	39
Power Corp. of Canada	1	19
Royal Bank of Canada	2	140
Sun Life Financial, Inc.	1	42
Toronto-Dominion Bank	3	118
		719
Industrials – 0.3%		
Canadian National Railway Co.	1	102
Canadian Pacific Railway Ltd.	—*	58

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Industrials (Continued)		
WSP Global, Inc.	—*	$ 27
		187
Information Technology – 0.3%		
CGI Group, Inc., Class A (A)	—*	25
Constellation Software, Inc.	—*	40
Open Text Corp.	1	24
Shopify, Inc., Class A (A)	—*	156
		245
Materials – 0.5%		
Agnico-Eagle Mines Ltd.	—*	35
B2Gold Corp.	3	17
Barrick Gold Corp.	3	78
First Quantum Minerals Ltd.	2	13
Franco-Nevada Corp.	—*	45
Kinross Gold Corp.	2	17
Kirkland Lake Gold Ltd.	1	26
Lundin Mining Corp.	3	17
Nutrien Ltd. (B)	1	35
Teck Cominco Ltd.	2	32
Wheaton Precious Metals Corp.	1	41
		356
Real Estate – 0.0%		
RioCan	2	18
SmartREIT	1	20
		38
Utilities – 0.2%		
Algonquin Power & Utilities Corp. (B)	2	28
Canadian Utilities Ltd., Class A	1	12
Emera, Inc.	1	39
Fortis, Inc.	1	52
Hydro One Ltd.	1	25
		156
Total Canada – 3.1%		2,211
Chile		
Utilities – 0.0%		
Enel Americas S.A.	193	25
Total Chile – 0.0%		25
China		
Communication Services – 1.1%		
Baidu.com, Inc. ADR (A)	—*	61
Bilibili, Inc. ADR (A)	—*	15
China Mobile Ltd.	10	62
China Tower Corp. Ltd., H Shares	138	24
China Unicom Ltd.	23	15
JOYY, Inc. ADR	—*	14
NetEase.com, Inc. ADR	—*	57
Tencent Holdings Ltd.	9	586
		834
Consumer Discretionary – 1.6%		
Alibaba Group Holding Ltd. ADR (A)	3	833
ANTA Sports Products Ltd.	2	25
BYD Co. Ltd., H Shares (B)	2	27

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Geely Automobile Holdings Ltd.	13	$ 26
Huazhu Group Ltd. ADR	1	22
JD.com, Inc. ADR (A)	1	102
Li Ning Co. Ltd.	4	20
Meituan Dianping, Class B (A)	5	165
New Oriental Education & Technology Group, Inc. ADR (A)	—*	42
NIO, Inc. ADR (A)	2	32
Pinduoduo, Inc. ADR (A)	—*	34
Shenzhou International Group Holdings Ltd.	2	28
Trip.com Group Ltd. ADR (A)	1	27
Vipshop Holdings Ltd. (A)	1	15
YUM! Brands, Inc.	1	37
		1,435
Consumer Staples – 0.1%		
China Mengniu Dairy Co. Ltd.	6	29
Hengan International Group Co. Ltd.	2	16
Yihai International Holding Ltd.	1	16
		61
Energy – 0.1%		
CNOOC Ltd.	28	27
Financials – 0.6%		
BOC Hong Kong (Holdings) Ltd., H Shares	116	36
China Cinda Asset Management Co. Ltd., H Shares	115	22
China Construction Bank Corp.	130	84
China Life Insurance Co. Ltd.	6	22
China Life Insurance Co. Ltd., H Shares	16	37
China Merchants Bank Co. Ltd., H Shares	8	38
China Minsheng Banking Corp. Ltd., H Shares	28	15
China Pacific Insurance (Group) Co. Ltd., H Shares	10	28
CITIC Securities Co. Ltd., H Shares	12	26
Huatai Securities Co. Ltd., H Shares	12	20
Industrial and Commercial Bank of China Ltd., H Shares	83	43
PICC Property and Casualty Co. Ltd., H Shares	30	21
Ping An Insurance (Group) Co. of China Ltd., H Shares	10	103
		495
Health Care – 0.1%		
BeiGene Ltd. ADR (A)	—*	25
CSPC Pharmaceutical Group Ltd.	14	28
Innovent Biologics, Inc. (A)	2	18
Shandong Weigao Group Medical Polymer Co. Ltd., H Shares	6	12
Sinopharm Group Co. Ltd., H Shares	7	15
WuXi AppTec Co. Ltd., H Shares (B)	1	15
WuXi Biologics (Cayman), Inc. (A)	2	44
		157
Industrials – 0.0%		
China Conch Venture Holdings Ltd.	5	22

COMMON STOCKS (Continued)	Shares	Value
Industrials (Continued)		
ZTO Express (Cayman), Inc. ADR	1	$ 23
		45
Information Technology – 0.1%		
AAC Technologies Holdings, Inc.	2	13
GDS Holdings Ltd. ADR (A)	—*	18
Semiconductor Manufacturing International Corp. (A)(B)	7	16
Sunny Optical Technology (Group) Co. Ltd.	2	26
Xiaomi Corp., Class B (A)	18	49
ZTE Corp., H Shares	5	12
		134
Materials – 0.1%		
Anhui Conch Cement Co. Ltd., H Shares	5	33
Real Estate – 0.1%		
China Overseas Land & Investment Ltd.	10	25
Country Garden Holdings Co. Ltd.	25	43
Sunac China Holdings Ltd.	5	21
		89
Utilities – 0.1%		
CGN Power Co. Ltd., H Shares	110	23
ENN Energy Holdings Ltd.	2	19
		42
Total China – 4.0%		3,352
Denmark		
Consumer Staples – 0.1%		
Carlsberg Group	—*	28
Financials – 0.0%		
Danske Bank A.S.	1	16
Health Care – 0.5%		
Coloplast A/S, Class B	—*	32
Genmab A.S. (A)	—*	47
Novo Nordisk A/S, Class B	3	180
Novozymes A/S, Class B	—*	30
		289
Industrials – 0.3%		
A.P. Moller - Maersk A/S (B)	—*	27
DSV Panalpina A/S	—*	64
Vestas Wind Systems A/S	—*	47
		138
Materials – 0.0%		
Chr. Hansen Holding A/S	—*	23
Utilities – 0.1%		
Orsted A/S	—*	46
Total Denmark – 1.0%		540

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS (Continued)	Shares	Value
Finland		
Energy – 0.1%		
Neste Oyj	1	$ 39
Financials – 0.2%		
Nordea Bank AB (A)	7	50
Sampo plc, A Shares	1	34
		84
Industrials – 0.1%		
Kone Oyj, Class B	—*	44
Information Technology – 0.1%		
Nokia OYJ	10	37
Materials – 0.1%		
UPM-Kymmene Corp.	1	29
Utilities – 0.0%		
Fortum Oyj	1	19
Total Finland – 0.6%		$252
France		
Communication Services – 0.2%		
Orange S.A.	3	34
Publicis Groupe S.A.	1	21
Ubisoft Entertainment S.A. (A)	—*	17
Vivendi Universal	2	44
		116
Consumer Discretionary – 0.6%		
Accor S.A.	1	19
Compagnie Generale des Etablissements Michelin, Class B	—*	26
Hermes International	—*	49
LVMH Moet Hennessy - Louis Vuitton	—*	202
Peugeot S.A.	2	30
Pinault-Printemps-Redoute S.A.	—*	80
		406
Consumer Staples – 0.4%		
Danone S.A.	1	56
L’Oreal	—*	123
Pernod Ricard S.A.	—*	50
		229
Energy – 0.2%		
Total S.A. (B)	4	121
Financials – 0.2%		
Axa S.A.	3	53
BNP Paribas S.A.	2	61
Credit Agricole Group	3	23
Societe Generale S.A.	1	19
		156
Health Care – 0.3%		
EssilorLuxottica S.A.	—*	62
Eurofins Scientific SE	—*	17
Sanofi-Aventis	2	166
		245

COMMON STOCKS (Continued)	Shares	Value
Industrials – 0.6%		
Airbus SE	1	$ 65
Alstom	—*	18
Bouygues S.A.	1	20
Compagnie de Saint-Gobain	1	30
Edenred S.A.	1	24
Eiffage S.A.	—*	30
Legrand S.A.	1	41
Safran	1	51
Schneider Electric S.A.	1	106
Teleperformance SE	—*	34
Thales	—*	24
Vinci	1	73
		516
Information Technology – 0.3%		
Atos S.A.	1	41
Cap Gemini S.A.	—*	38
Dassault Systemes S.A.	—*	44
Ingenico Group	—*	19
		142
Materials – 0.1%		
Arkema S.A.	—*	23
L Air Liquide S.A.	1	98
		121
Utilities – 0.1%		
ENGIE	3	42
Veolia Environnement S.A.	1	24
		66
Total France – 3.0%		2,118
Germany		
Communication Services – 0.1%		
Deutsche Telekom AG, Registered Shares	5	78
Scout24 AG	—*	21
		99
Consumer Discretionary – 0.3%		
adidas AG	—*	90
Bayerische Motoren Werke AG	—*	32
Continental AG	—*	28
Daimler AG	1	63
Delivery Hero SE (A)	—*	26
Porsche Automobil Holding SE	—*	21
Zalando SE (A)	—*	23
		283
Consumer Staples – 0.0%		
Beiersdorf Aktiengesellschaft	—*	23
Henkel AG & Co. KGaA	—*	27
		50
Financials – 0.4%		
Allianz AG, Registered Shares	1	114
Deutsche Bank AG	3	28
Deutsche Boerse AG	—*	51
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	—*	61
		254

COMMON STOCKS (Continued)	Shares	Value
Health Care – 0.2%		
Bayer AG	1	$ 90
Fresenius Medical Care AG & Co. KGaA	—*	26
Fresenius SE & Co. KGaA	1	30
Merck KGaA	—*	31
Sartorius AG	—*	24
		201
Industrials – 0.3%		
Brenntag AG	—*	23
Deutsche Post AG	2	74
MTU Aero Engines Holding AG	—*	25
Siemens AG	2	152
		274
Information Technology – 0.4%		
Infineon Technologies AG	2	51
SAP AG	2	239
		290
Materials – 0.2%		
BASF Aktiengesellschaft	1	79
HeidelbergCement AG	—*	17
Symrise AG	—*	37
		133
Real Estate – 0.2%		
Deutsche Wohnen AG	1	28
Vonovia SE	1	53
		81
Utilities – 0.1%		
E.ON AG	4	41
RWE Aktiengesellschaft	1	37
		78
Total Germany – 2.2%		1,743
Hong Kong		
Communication Services – 0.0%		
HKT Trust and HKT Ltd.	12	16
Consumer Discretionary – 0.1%		
Galaxy Entertainment Group	4	27
Techtronic Industries Co. Ltd.	2	33
		60
Consumer Staples – 0.0%		
China Resources Beer (Holdings) Co. Ltd.	3	19
WH Group Ltd.	27	22
		41
Financials – 0.4%		
AIA Group Ltd.	19	194
BOC Hong Kong (Holdings) Ltd.	7	20
China Taiping Insurance Holdings Co. Ltd.	14	21
Hang Seng Bank Ltd.	2	23
Hong Kong Exchanges and Clearing Ltd.	2	91
		349

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS (Continued)	Shares	Value
Health Care – 0.0%		
Alibaba Health Information Technology Ltd. (A)	7	$ 17
Sino Biopharmaceutical Ltd.	26	29
		46
Industrials – 0.2%		
Beijing Enterprises Holdings Ltd.	7	21
CITIC Pacific Ltd.	26	19
Jardine Matheson Holdings Ltd.	1	24
MTR Corp. Ltd.	4	17
Shanghai Industrial Holdings Ltd.	26	30
		111
Information Technology – 0.0%		
Lenovo Group Ltd.	28	18
Materials – 0.0%		
China National Building Material Co. Ltd., H Shares	13	17
Real Estate – 0.5%		
Cheung Kong (Holdings) Ltd.	12	63
China Resources Land Ltd.	7	30
Hang Lung Properties Ltd.	7	17
Henderson Land Development Co. Ltd.	7	26
Hongkong Land Holdings Ltd.	6	22
Link (The)	4	37
Longfor Group Holdings Ltd.	4	21
New World Development Co. Ltd. (A)	4	21
Sino Land Co. Ltd.	19	22
Sun Hung Kai Properties Ltd.	3	36
Swire Pacific Ltd., Class A	3	13
Wharf (Holdings) Ltd. (The)	4	17
		325
Utilities – 0.2%		
China Gas Holdings Ltd.	9	27
CLP Holdings Ltd.	3	30
Hong Kong & China Gas Co. Ltd.	22	33
Power Assets Holdings Ltd.	4	21
		111
Total Hong Kong – 1.4%		1,094
India		
Consumer Discretionary – 0.0%		
Tata Motors Ltd. ADR (A)	3	28
Energy – 0.2%		
Reliance Industries Ltd. GDR (C)	2	142
Financials – 0.1%		
ICICI Bank Ltd. ADR	8	75
Health Care – 0.1%		
Dr. Reddy's Laboratories Ltd. ADR	1	72
Industrials – 0.1%		
Larsen & Toubro Ltd. GDR (B)	6	74

COMMON STOCKS (Continued)	Shares	Value
Information Technology – 0.2%		
Infosys Technologies Ltd. ADR	7	$ 102
Wipro Ltd. ADR	10	49
		151
Materials – 0.1%		
Vedanta Ltd. ADR	6	42
Total India – 0.8%		584
Indonesia		
Communication Services – 0.0%		
PT Telekomunikasi Indonesia Persero Tbk	117	20
Consumer Discretionary – 0.0%		
PT Astra International Tbk	59	18
Consumer Staples – 0.0%		
PT Indofood CBP Sukses Makmur Tbk	15	10
Financials – 0.0%		
Bank Central Asia Tbk PT	16	29
PT Bank Mandiri (Persero) Tbk	46	15
PT Bank Negara Indonesia (Persero) Tbk	37	11
PT Bank Rakyat Indonesia	107	22
		77
Total Indonesia – 0.0%		125
Ireland		
Consumer Discretionary – 0.1%		
Flutter Entertainment plc	—*	39
Consumer Staples – 0.1%		
Kerry Group plc, Class A	—*	39
Health Care – 0.3%		
Medtronic plc	2	207
Industrials – 0.1%		
DCC plc	—*	16
Kingspan Group plc	—*	27
Trane Technologies plc	—*	44
		87
Information Technology – 0.3%		
Accenture plc, Class A	1	212
Materials – 0.0%		
James Hardie Industries plc, Class C	1	23
Total Ireland – 0.9%		607
Isle of Man		
Consumer Discretionary – 0.0%		
GVC Holdings plc	1	17
Total Isle of Man – 0.0%		17

COMMON STOCKS (Continued)	Shares	Value
Israel		
Health Care – 0.0%		
Teva Pharmaceutical Industries Ltd. ADR (A)	2	$ 19
Information Technology – 0.0%		
NICE Systems Ltd. ADR (A)	—*	33
Wix.com Ltd. (A)	—*	21
		54
Total Israel – 0.0%		73
Italy		
Consumer Discretionary – 0.1%		
Ferrari N.V.	—*	31
Moncler S.p.A.	—*	19
		50
Energy – 0.0%		
Eni S.p.A.	4	29
Financials – 0.1%		
Assicurazioni Generali S.p.A. (A)	2	25
Banca Intesa S.p.A.	18	33
FinecoBank S.p.A.	1	19
Mediobanca S.p.A.	2	16
UniCredit S.p.A.	3	22
		115
Industrials – 0.0%		
Prysmian S.p.A.	1	28
Utilities – 0.1%		
ENEL S.p.A.	11	100
Snam S.p.A.	4	21
Terna Rete Elettrica Nazionale S.p.A.	3	20
		141
Total Italy – 0.3%		363
Japan		
Communication Services – 0.8%		
KDDI Corp.	3	66
Nexon Co. Ltd.	1	25
Nintendo Co. Ltd.	—*	102
Nippon Telegraph and Telephone Corp.	2	32
NTT DoCoMo, Inc. (B)	2	62
SoftBank Corp. (B)	4	40
SoftBank Group Corp.	2	148
Z Holdings Corp.	5	33
		508
Consumer Discretionary – 0.8%		
Bandai Namco Holdings, Inc.	—*	27
Bridgestone Corp.	1	18
Denso Corp.	1	35
Fast Retailing Co. Ltd.	—*	58
Honda Motor Co. Ltd.	2	55
Makita Corp.	1	28
Nissan Motor Co. Ltd.	5	19

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Nitori Co. Ltd.	—*	$ 30
Oriental Land Co. Ltd.	—*	49
Pan Pacific International Holdings Corp.	1	22
Panasonic Corp. (B)	4	32
Sekisui House Ltd. (B)	1	25
Shimano, Inc.	—*	25
Sony Corp.	2	135
Subaru Corp. (B)	1	20
Suzuki Motor Corp.	1	26
Toyota Industries Corp.	—*	22
Toyota Motor Corp.	3	174
Yamaha Corp.	—*	21
		821
Consumer Staples – 0.4%		
Aeon Co. Ltd.	1	25
Ajinomoto Co., Inc.	1	23
Asahi Breweries Ltd.	1	24
Japan Tobacco, Inc.	1	27
Kao Corp.	1	57
Kikkoman Corp.	—*	22
Kirin Brewery Co. Ltd.	1	25
Meiji Holdings Co. Ltd.	—*	24
Seven & i Holdings Co. Ltd.	1	36
Shiseido Co. Ltd.	1	42
Unicharm Corp.	1	35
Welcia Holdings Co. Ltd.	—*	8
Yakult Honsha Co. Ltd.	—*	21
		369
Financials – 0.7%		
Dai-ichi Mutual Life Insurance Co. (The)	2	31
Daiwa Securities Group, Inc.	5	22
Japan Exchange Group, Inc.	1	25
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	17	68
Mizuho Financial Group, Inc. (B)	3	37
MS&AD Insurance Group Holdings, Inc.	1	23
Nomura Holdings, Inc.	4	20
ORIX Corp.	4	52
Resona Holdings, Inc.	7	22
Sompo Holdings, Inc.	1	32
Sumitomo Mitsui Financial Group, Inc. (B)	2	57
Sumitomo Mitsui Trust Holdings, Inc.	1	18
T&D Holdings, Inc. (B)	3	30
Tokio Marine Holdings, Inc. (B)	1	45
		482
Health Care – 1.0%		
Asahi Intecc Co. Ltd.	1	20
Astellas Pharma, Inc.	3	46
Chugai Pharmaceutical Co. Ltd.	1	50
Daiichi Sankyo Co. Ltd.	3	80
Eisai Co. Ltd.	—*	43
M3, Inc.	1	48
Olympus Corp.	2	41
Ono Pharmaceutical Co. Ltd.	1	38
Otsuka Holdings Co. Ltd.	1	31
Santen Pharmaceutical Co. Ltd.	2	31

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Shionogi & Co. Ltd.	1	$ 32
Sysmex Corp.	—*	30
Takeda Pharmaceutical Co. Ltd.	2	88
Terumo Corp.	1	46
		624
Industrials – 1.2%		
Canon, Inc.	2	27
Central Japan Railway Co.	—*	42
Daifuku Co. Ltd.	—*	24
Daikin Industries Ltd.	—*	69
East Japan Railway Co.	—*	28
FANUC Ltd.	—*	63
Hankyu Hanshin Holdings, Inc.	1	24
ITOCHU Corp. (B)	2	59
Keihan Holdings Co. Ltd.	—*	20
Keikyu Corp.	2	24
Komatsu Ltd.	2	37
Kubota Corp.	2	32
Marubeni Corp.	3	20
Minebea Mitsumi, Inc.	1	24
MISUMI Group, Inc.	1	22
Mitsubishi Corp. (B)	2	51
Mitsubishi Electric Corp.	3	36
Mitsubishi Heavy Industries Ltd.	1	19
Mitsui & Co. Ltd. (B)	3	47
Nagoya Railroad Co. Ltd.	1	20
Nidec Corp.	1	68
Nihon M&A Center, Inc.	—*	26
Odakyu Electric Railway Co. Ltd.	1	23
Recruit Holdings Co. Ltd.	2	82
Ricoh Co. Ltd. (B)	4	25
Secom Co. Ltd.	—*	29
SG Holdings Co. Ltd.	—*	17
SMC Corp.	—*	56
Sumitomo Corp. (B)	2	28
Sumitomo Electric Industries Ltd.	2	23
Tokyu Corp.	1	19
Toshiba Corp.	1	22
Toyota Tsusho Corp.	1	24
		1,130
Information Technology – 1.0%		
Advantest Corp.	—*	22
FUJIFILM Holdings Corp.	1	30
Fujitsu Ltd.	—*	40
Hamamatsu Photonics K.K.	—*	24
Hitachi Ltd.	2	53
Hoya Corp.	1	72
Keyence Corp.	—*	130
Kyocera Corp.	1	31
Murata Manufacturing Co. Ltd.	1	64
Nomura Research Institute, Ltd.	1	21
OBIC Co. Ltd.	—*	32
OMRON Corp.	—*	30
ROHM Co. Ltd.	—*	30
Shimadzu Corp.	1	21
TDK Corp.	—*	31
Tokyo Electron Ltd.	—*	64
Trend Micro, Inc.	—*	23
YASKAWA Electric Corp.	1	28
		746

COMMON STOCKS (Continued)	Shares	Value
Materials – 0.4%		
Asahi Kasei Corp. (B)	4	$ 36
Mitsubishi Chemical Holdings Corp.	5	29
Mitsui Chemicals, Inc.	1	25
Nippon Paint Holdings Co. Ltd.	—*	30
Nippon Steel Corp.	3	24
Nissan Chemical Corp.	—*	16
Nitto Denko Corp.	1	35
Shin-Etsu Chemical Co. Ltd.	1	77
Sumitomo Chemical Co. Ltd.	10	34
Sumitomo Metal Mining Co. Ltd.	1	20
		326
Real Estate – 0.3%		
Daito Trust Construction Co. Ltd.	—*	17
Daiwa House Industry Co. Ltd.	1	29
Mitsubishi Estate Co. Ltd.	2	31
Mitsui Fudosan Co. Ltd.	2	28
Nippon Building Fund, Inc.	—*	34
Sumitomo Realty & Development Co. Ltd.	1	20
Tokyu Fudosan Holdings Corp.	6	26
		185
Utilities – 0.1%		
Osaka Gas Co. Ltd.	1	22
Tohoku Electric Power Co., Inc.	3	30
Tokyo Gas Co. Ltd.	1	30
		82
Total Japan – 6.7%		5,273
Macau		
Consumer Discretionary – 0.0%		
Sands China Ltd.	6	23
Wynn Macau Ltd.	12	20
		43
Total Macau – 0.0%		43
Malaysia		
Financials – 0.1%		
CIMB Group Holdings Berhad	26	19
Public Bank Berhad	8	31
		50
Health Care – 0.0%		
Hartalega Holdings Berhad	4	16
Top Glove Corp. Berhad	9	19
		35
Utilities – 0.0%		
Tenaga Nasional Berhad	8	21
Total Malaysia – 0.1%		106
Mexico		
Communication Services – 0.1%		
America Movil S.A.B. de C.V., Series L	69	43

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples – 0.0%		
Fomento Economico Mexicano S.A.B. de C.V.	4	$ 20
Wal-Mart de Mexico S.A.B. de C.V.	8	19
		39
Financials – 0.0%		
Grupo Financiero Banorte S.A.B. de C.V. (A)	5	16
Materials – 0.0%		
CEMEX S.A.B. de C.V.	59	23
Grupo Mexico S.A.B. de C.V.	8	21
		44
Total Mexico – 0.1%		142
Netherlands		
Communication Services – 0.0%		
Koninklijke KPN N.V.	8	18
Consumer Discretionary – 0.1%		
Just Eat Takeaway.com N.V. (A)	—*	27
Prosus N.V. (A)	1	72
		99
Consumer Staples – 0.2%		
Heineken Holding N.V.	—*	19
Heineken N.V.	—*	37
Koninklijke Ahold Delhaize N.V.	2	54
		110
Energy – 0.2%		
Royal Dutch Shell plc, Class A	6	76
Royal Dutch Shell plc, Class B	6	67
		143
Financials – 0.1%		
Aegon N.V.	6	17
ING Groep N.V., Certicaaten Van Aandelen	6	46
NN Group N.V.	1	26
		89
Health Care – 0.1%		
argenx SE (A)	—*	24
Koninklijke Philips Electronics N.V., Ordinary Shares	1	60
Qiagen N.V. (A)	—*	17
		101
Industrials – 0.0%		
Wolters Kluwer N.V.	—*	33
Information Technology – 0.5%		
Adyen N.V. (A)	—*	57
ASML Holding N.V., Ordinary Shares	1	236
NXP Semiconductors N.V.	—*	53
		346
Materials – 0.2%		
Akzo Nobel N.V.	—*	41

COMMON STOCKS (Continued)	Shares	Value
Materials (Continued)		
Koninklijke DSM N.V.	—*	$ 52
		93
Total Netherlands – 1.4%		1,032
Norway		
Communication Services – 0.0%		
Telenor ASA	1	25
Consumer Staples – 0.0%		
Mowi ASA	1	25
Energy – 0.0%		
Equinor ASA	2	29
Financials – 0.0%		
DNB ASA (A)	2	26
Industrials – 0.0%		
Orkla ASA	2	19
Materials – 0.0%		
Yara International ASA	—*	18
Total Norway – 0.0%		142
Peru		
Financials – 0.0%		
Credicorp Ltd.	—*	24
Total Peru – 0.0%		24
Philippines		
Financials – 0.0%		
Ayala Corp.	1	21
Real Estate – 0.0%		
Ayala Land, Inc.	34	21
Total Philippines – 0.0%		42
Poland		
Communication Services – 0.0%		
CD Projekt S.A. (A)	—*	19
Cyfrowy Polsat S.A. (A)	4	27
		46
Energy – 0.0%		
Polski Koncern Naftowy Orlen S.A.	2	18
Financials – 0.0%		
Bank Pekao S.A.	2	23
PKO Bank Polski S.A.	4	23
Powszechny Zaklad Ubezpieczen S.A.	4	27
		73
Materials – 0.0%		
KGHM Polska Miedz S.A.	1	19
Total Poland – 0.0%		156

COMMON STOCKS (Continued)	Shares	Value
Portugal		
Utilities – 0.0%		
EDP - Energias de Portugal S.A.	5	$ 24
Total Portugal – 0.0%		24
Romania		
Real Estate – 0.0%		
NEPI Rockcastle plc	4	16
Total Romania – 0.0%		16
Russia		
Communication Services – 0.0%		
Mobile TeleSystems OJSC ADR	2	20
Consumer Staples – 0.0%		
Magnit PJSC GDR	2	29
Energy – 0.2%		
OAO Novatek GDR	—*	23
Open Joint Stock Co. Gazprom ADR	10	44
PJSC LUKOIL ADR	1	43
Surgutneftegas PJSC ADR	4	18
Tatneft PJSC	1	20
		148
Financials – 0.1%		
Sberbank of Russia PJSC ADR	5	53
Materials – 0.0%		
MMC Norilsk Nickel PJSC ADR	1	32
Total Russia – 0.3%		282
Singapore		
Communication Services – 0.0%		
Singapore Telecommunications Ltd.	17	27
Consumer Staples – 0.0%		
Wilmar International Ltd.	10	34
Financials – 0.1%		
DBS Group Holdings Ltd.	3	46
Oversea-Chinese Banking Corp. Ltd.	5	29
Singapore Exchange Ltd.	3	21
United Overseas Bank Ltd.	2	30
		126
Industrials – 0.0%		
Keppel Corp. Ltd.	6	19
Singapore Airlines Ltd.	8	20
Singapore Technologies Engineering Ltd.	8	21
		60
Real Estate – 0.0%		
CapitaLand Ltd.	10	19
City Developments Ltd.	3	18
UOL Group Ltd.	4	20
		57
Total Singapore – 0.1%		304

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
South Africa		
Communication Services – 0.2%		
MTN Group Ltd.	8	$ 27
Naspers Ltd., Class N	1	121
Vodacom Group Ltd.	3	21
		169
Financials – 0.0%		
Absa Group Ltd.	3	15
FirstRand Ltd.	11	28
Nedbank Ltd.	2	13
Old Mutual plc	25	15
Remgro Ltd.	4	22
Sanlam Ltd.	7	20
Standard Bank Group Ltd.	4	24
		137
Materials – 0.0%		
AngloGold Ashanti Ltd.	1	23
Gold Fields Ltd.	2	21
Impala Platinum Holdings Ltd. (B)	3	23
Mondi plc	1	21
Sasol Ltd.	2	19
Sibanye-Stillwater Ltd.	6	16
		123
Total South Africa – 0.2%		429
South Korea		
Communication Services – 0.2%		
Daum Communications Corp.	—*	33
Naver Corp.	—*	55
NCsoft Corp.	—*	24
		112
Consumer Discretionary – 0.3%		
Hyundai Mobis	—*	40
Hyundai Motor Co.	—*	50
Kia Motors Corp.	1	32
LG Electronics, Inc.	—*	31
		153
Consumer Staples – 0.0%		
Korea Tobacco & Ginseng Corp.	—*	23
LG Household & Health Care Ltd.	—*	28
		51
Financials – 0.0%		
Hana Financial Group, Inc.	1	26
KB Financial Group, Inc.	1	24
Samsung Life Insurance Co. Ltd.	—*	21
Shinhan Financial Group Co. Ltd.	1	29
		100
Health Care – 0.1%		
Celltrion, Inc. (A)	—*	39
Samsung BioLogics Co. Ltd. (A)	—*	21
		60
Information Technology – 0.6%		
LG Display Co. Ltd.	1	19
Samsung Electro-Mechanics Co. Ltd.	—*	23

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Samsung Electronics Co. Ltd.	7	$ 343
Samsung SDI Co. Ltd.	—*	38
SK hynix, Inc.	1	72
		495
Materials – 0.2%		
LG Chem Ltd.	—*	49
POSCO	—*	31
		80
Utilities – 0.0%		
Korea Electric Power Corp.	1	21
Total South Korea – 1.4%		1,072
Spain		
Communication Services – 0.1%		
Cellnex Telecom SAU	—*	29
Telefonica S.A.	7	26
		55
Consumer Discretionary – 0.1%		
Industria de Diseno Textil S.A.	2	49
Energy – 0.0%		
Repsol YPF S.A.	3	22
Financials – 0.2%		
Banco Bilbao Vizcaya Argentaria S.A.	11	31
Banco Santander S.A.	25	47
CaixaBank S.A.	11	23
		101
Health Care – 0.0%		
Grifols S.A.	1	28
Industrials – 0.0%		
Aena S.A.	—*	19
Ferrovial S.A.	1	25
		44
Information Technology – 0.1%		
Amadeus IT Holding S.A.	1	39
Utilities – 0.1%		
Iberdrola S.A.	8	97
Total Spain – 0.6%		435
Sweden		
Consumer Discretionary – 0.0%		
H & M Hennes & Mauritz AB	1	24
Consumer Staples – 0.0%		
Swedish Match AB	—*	22
Financials – 0.2%		
Investor AB, B Shares	1	62
Kinnevik AB, Class B	1	33
Skandinaviska Enskilda Banken AB, Series A	3	28

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
Svenska Handelsbanken AB, Class A	3	$ 22
Swedbank AB	1	23
		168
Industrials – 0.5%		
AB Volvo, Class B	3	51
Alfa Laval AB	1	24
Assa Abloy AB, Class B	2	41
Atlas Copco AB, Class A	2	81
Epiroc AB, Class A	2	29
NIBE Industrier AB	1	15
Sandvik AB	2	41
		282
Information Technology – 0.2%		
Hexagon AB, Class B	—*	35
Telefonaktiebolaget LM Ericsson, B Shares	5	52
		87
Materials – 0.0%		
Boliden AB	1	29
Svenska Cellulosa Aktiebolaget SCA (publ), Class B	1	35
		64
Total Sweden – 0.9%		647
Switzerland		
Communication Services – 0.1%		
Swisscom AG, Registered Shares	—*	28
Consumer Discretionary – 0.1%		
Compagnie Financiere Richemont S.A.	1	56
Consumer Staples – 0.8%		
Chocoladefabriken Lindt & Sprungli AG	—*	34
Nestle S.A., Registered Shares	4	532
		566
Financials – 0.6%		
Chubb Ltd.	1	71
Credit Suisse Group AG, Registered Shares (A)	4	37
Julius Baer Group Ltd.	—*	19
Partners Group Holding AG	—*	40
Swiss Life Holding Zurich	—*	27
Swiss Re Ltd.	1	41
UBS Group AG (A)	6	63
Zurich Financial Services, Registered Shares	—*	82
		380
Health Care – 1.2%		
Alcon, Inc.	1	36
Givaudan S.A., Registered Shares	—*	60
Lonza Group Ltd., Registered Shares	—*	59
Novartis AG, Registered Shares	3	286
Roche Holdings AG, Genusscheine	1	365

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Sonova Holding AG	—*	$ 24
Straumann Holding AG	—*	20
Vifor Pharma AG	—*	21
		871
Industrials – 0.4%		
ABB Ltd.	3	76
Ferguson plc	—*	38
Geberit AG, Registered	—*	45
Kuehne & Nagel International AG	—*	18
Schindler Holding AG	—*	24
SGS S.A.	—*	32
		233
Information Technology – 0.0%		
Logitech International S.A., Registered Shares	—*	20
STMicroelectronics N.V.	1	30
TEMENOS Group AG	—*	19
		69
Materials – 0.3%		
Clariant Ltd., Registered Shares	1	21
Glencore International plc	18	37
LafargeHolcim Ltd.	1	36
Sika AG	—*	49
		143
Total Switzerland – 3.5%		2,346
Taiwan		
Consumer Discretionary – 0.0%		
Hotai Motor Co. Ltd.	1	18
Consumer Staples – 0.0%		
President Chain Store Corp.	2	19
Uni-President Enterprises Corp.	12	27
		46
Financials – 0.2%		
Cathay Financial Holding Co. Ltd.	14	19
Chailease Holding Co. Ltd.	6	28
Chinatrust Financial Holding Co. Ltd.	44	28
E.Sun Financial Holding Co. Ltd.	36	32
First Commercial Bank Co. Ltd.	32	23
Fubon Financial Holding Co. Ltd.	15	22
Mega Financial Holding Co.	16	15
Yuanta Financial Holdings Co. Ltd.	50	31
		198
Industrials – 0.1%		
EVA Airways Corp.	67	25
Information Technology – 1.2%		
Advanced Semiconductor Engineering, Inc.	14	29
Asustek Computer, Inc.	3	26
Delta Electronics, Inc.	6	36
Foxconn Technology Co. Ltd.	16	28
Hon Hai Precision Industry Co. Ltd.	23	62
Largan Precision Co. Ltd.	—*	30

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
MediaTek, Inc.	3	$ 57
Quanta Computer, Inc.	7	18
Realtek Semiconductor Corp.	2	20
Taiwan Semiconductor Manufacturing Co. Ltd.	36	543
United Microelectronics Corp.	34	34
Yageo Corp.	1	17
		900
Materials – 0.1%		
China Steel Corp.	34	24
Formosa Chemicals & Fiber Corp.	12	28
Formosa Plastics Corp.	10	28
Nan Ya Plastics Corp.	15	30
Taiwan Cement Corp.	15	22
		132
Total Taiwan – 1.6%		1,319
Thailand		
Consumer Staples – 0.0%		
CP ALL plc	14	26
Energy – 0.0%		
PTT Public Co. Ltd.	19	20
Financials – 0.0%		
Bangkok Bank Public Co. Ltd.	28	17
Kasikornbank Public Co. Ltd.	9	22
		39
Industrials – 0.0%		
Airports of Thailand Public Co. Ltd.	13	23
BTS Group Holdings Public Co. Ltd.	55	16
		39
Materials – 0.0%		
PTT Global Chemical Public Co. Ltd.	14	17
Siam Cement Public Co. Ltd. (The)	3	26
		43
Total Thailand – 0.0%		167
United Kingdom		
Communication Services – 0.2%		
BT Group plc	17	22
Informa plc	4	19
Vodafone Group plc	44	58
WPP Group plc	4	28
		127
Consumer Discretionary – 0.4%		
Aptiv plc	—*	38
Barratt Developments plc	4	27
Compass Group plc	3	46
Fiat S.p.A.	2	29
InterContinental Hotels Group plc	—*	23
NEXT plc	—*	19
Ocado Group plc (A)	1	29
Persimmon plc	1	25
		236

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples – 0.7%		
Associated British Foods plc	1	$ 15
British American Tobacco plc	4	129
Coca-Cola European Partners plc	1	26
Coca-Cola HBC AG	1	15
Diageo plc	3	117
Imperial Tobacco Group plc	1	25
Reckitt Benckiser Group plc	1	104
Tesco plc	13	36
Unilever N.V., Certicaaten Van Aandelen	2	120
Unilever plc	1	92
		679
Energy – 0.1%		
BP plc	31	90
Financials – 0.8%		
3i Group plc	2	26
Aon plc	—*	68
Aviva plc	8	28
Barclays plc	28	36
HSBC Holdings plc	31	120
Legal & General Group plc	12	30
Lloyds Banking Group plc	114	39
London Stock Exchange Group plc, New Ordinary Shares	—*	55
Prudential plc	4	58
Standard Chartered plc	5	23
Willis Towers Watson plc	—*	39
		522
Health Care – 0.5%		
AstraZeneca plc	2	220
GlaxoSmithKline plc	8	142
Smith & Nephew plc	1	28
		390
Industrials – 0.5%		
Ashtead Group plc	1	30
BAE Systems plc	5	32
Bunzl plc	1	22
Experian plc	1	54
IHS Markit Ltd.	1	57
Intertek Group plc	—*	31
RELX plc	3	65
Rentokil Initial plc	4	30
Smiths Group plc	1	21
Spirax-Sarco Engineering plc	—*	29
		371
Information Technology – 0.0%		
Halma plc	1	32
Sage Group plc	2	22
		54
Materials – 0.7%		
Amcor plc	3	33
Anglo American plc	2	53
Croda International plc	—*	22
Linde plc	1	202
Rio Tinto Ltd.	1	44
Rio Tinto plc	2	97
		451

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Utilities – 0.2%		
National Grid plc	5	$ 60
SSE plc	2	30
United Utilities Group plc	1	14
		104
Total United Kingdom – 4.1%		3,024
United States		
Communication Services – 6.1%		
Activision Blizzard, Inc.	1	94
Alphabet, Inc., Class A (A)	—*	658
Alphabet, Inc., Class C (A)	—*	674
AT&T, Inc.	11	311
CenturyLink, Inc.	2	17
Charter Communications, Inc., Class A (A)	—*	141
Comcast Corp., Class A	7	322
Discovery, Inc. (A)	1	22
Electronic Arts, Inc. (A)	—*	55
Facebook, Inc., Class A (A)	4	956
Fox Corp., Class A	1	26
IAC/InterActiveCorp (A)	—*	24
Liberty Broadband Corp. (A)	—*	35
Liberty Global, Inc., Series C (A)	1	19
Match Group, Inc. (A)	—*	31
Netflix, Inc. (A)	1	336
Omnicom Group, Inc.	1	26
Pinterest, Inc., Class A (A)	1	25
RingCentral, Inc., Class A (A)	—*	28
Sirius XM Holdings, Inc. (B)	5	24
Take-Two Interactive Software, Inc. (A)	—*	28
T-Mobile U.S., Inc. (A)	1	88
Twitter, Inc. (A)	1	54
Verizon Communications, Inc.	6	368
ViacomCBS, Inc., Class B	1	27
Walt Disney Co. (The)	3	342
Zillow, Inc. (A)	—*	21
		4,752
Consumer Discretionary – 7.6%		
Advance Auto Parts, Inc.	—*	16
Amazon.com, Inc. (A)	1	2,003
AutoZone, Inc. (A)	—*	40
Best Buy Co., Inc.	—*	42
Booking Holdings, Inc. (A)	—*	106
Burlington Stores, Inc. (A)	—*	23
CarMax, Inc. (A)	—*	25
Chipotle Mexican Grill, Inc., Class A (A)	—*	50
D.R. Horton, Inc.	1	44
Darden Restaurants, Inc.	—*	24
Dollar General Corp.	—*	78
Dollar Tree, Inc. (A)	—*	32
Domino's Pizza, Inc.	—*	25
eBay, Inc.	1	55
Expedia, Inc.	—*	22
Ford Motor Co.	7	48
Garmin Ltd.	—*	27
General Motors Co.	2	57
Genuine Parts Co.	—*	24
Hasbro, Inc.	—*	20
Hilton Worldwide Holdings, Inc.	—*	36

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Home Depot, Inc. (The)	2	$ 459
Las Vegas Sands, Inc.	1	28
Lennar Corp.	—*	40
LKQ Corp. (A)	1	17
Lowe's Co., Inc.	1	189
Marriott International, Inc., Class A	—*	37
McDonalds Corp.	1	252
MGM Resorts International	1	18
NIKE, Inc., Class B	2	235
NVR, Inc. (A)	—*	24
O'Reilly Automotive, Inc. (A)	—*	52
Peloton Interactive, Inc., Class A (A)	—*	28
Pulte Homes, Inc.	1	25
Roku, Inc. (A)	—*	36
Ross Stores, Inc.	1	54
Royal Caribbean Cruises Ltd.	—*	19
Starbucks Corp.	2	156
TAL Education Group ADR (A)	1	49
Target Corp.	1	122
Tesla Motors, Inc. (A)	1	486
Tiffany & Co.	—*	21
TJX Cos., Inc. (The)	2	102
Tractor Supply Co.	—*	28
Uber Technologies, Inc. (A)	1	53
Ulta Beauty, Inc. (A)	—*	21
V.F. Corp.	1	39
Vail Resorts, Inc.	—*	13
Wayfair, Inc., Class A (A)	—*	27
Whirlpool Corp.	—*	23
Wynn Resorts Ltd.	—*	19
YUM! Brands, Inc.	—*	44
		5,513
Consumer Staples – 4.3%		
Altria Group, Inc.	3	108
Archer Daniels Midland Co.	1	39
Brown-Forman Corp., Class B	1	38
Campbell Soup Co.	—*	17
Church & Dwight Co., Inc.	—*	39
Clorox Co. (The)	—*	43
Coca-Cola Co. (The)	6	302
Colgate-Palmolive Co.	1	91
ConAgra Foods, Inc.	1	29
Constellation Brands, Inc.	—*	50
Costco Wholesale Corp.	1	237
Estee Lauder Co., Inc. (The), Class A	—*	74
General Mills, Inc.	1	58
Hershey Foods Corp.	—*	33
Hormel Foods Corp.	1	25
J.M. Smucker Co. (The)	—*	26
Kellogg Co.	—*	29
Keurig Dr Pepper, Inc.	1	15
Kimberly-Clark Corp.	1	76
Kraft Foods Group, Inc.	1	34
Kroger Co. (The)	1	42
Lamb Weston Holdings, Inc.	—*	18
McCormick & Co., Inc.	—*	42
Mondelez International, Inc., Class A	2	121
Monster Beverage Corp. (A)	1	53
PepsiCo, Inc.	2	290
Philip Morris International, Inc.	2	168
Procter & Gamble Co. (The)	4	530
Sysco Corp.	1	46

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples (Continued)		
Tyson Foods, Inc.	—*	$ 28
Walgreen Co.	1	43
Wal-Mart Stores, Inc.	2	294
		3,038
Energy – 1.1%		
Baker Hughes, Inc.	1	14
Cabot Oil & Gas Corp.	1	13
CF Industries Holdings, Inc.	1	22
Cheniere Energy, Inc. (A)	—*	22
Chevron Corp.	3	208
Concho Resources, Inc.	—*	17
ConocoPhillips	2	54
EOG Resources, Inc.	1	35
Exxon Mobil Corp.	7	224
Halliburton Co.	1	17
Hess Corp.	—*	18
Kinder Morgan, Inc.	3	37
Marathon Petroleum Corp.	1	30
Occidental Petroleum Corp.	2	18
ONEOK, Inc.	1	27
Phillips 66	1	37
Pioneer Natural Resources Co.	—*	22
Schlumberger Ltd.	2	36
Valero Energy Corp.	1	32
Williams Co., Inc. (The)	2	40
		923
Financials – 5.3%		
Aflac, Inc.	1	40
Alleghany Corp.	—*	24
Allstate Corp. (The)	1	48
Ally Financial, Inc.	1	29
American Express Co.	1	97
American International Group, Inc.	1	34
Ameriprise Financial, Inc.	—*	37
Annaly Capital Management, Inc.	3	19
Arthur J. Gallagher & Co.	—*	30
Bank of America Corp.	12	278
Bank of New York Mellon Corp. (The)	1	45
Berkshire Hathaway, Inc., Class B (A)	2	433
BlackRock, Inc., Class A	—*	130
Blackstone Group, Inc. (The), Class A	1	55
Capital One Financial Corp.	1	52
Charles Schwab Corp. (The)	2	66
Cincinnati Financial Corp.	—*	21
Citigroup, Inc.	3	122
Citizens Financial Group, Inc.	1	20
CME Group, Inc.	1	94
Discover Financial Services	1	30
E*TRADE Financial Corp.	—*	23
Equitable Holdings, Inc.	1	12
Fifth Third Bancorp	1	25
First Republic Bank	—*	28
FNF Group	1	18
Globe Life, Inc.	—*	15
Goldman Sachs Group, Inc. (The)	1	103
Hartford Financial Services Group, Inc. (The)	1	20
Huntington Bancshares, Inc.	2	19
Intercontinental Exchange, Inc.	1	83
JPMorgan Chase & Co.	5	436

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
KeyCorp	2	$ 24
KKR & Co.	1	30
M&T Bank Corp.	—*	23
Markel Corp. (A)	—*	22
MarketAxess Holdings, Inc.	—*	30
Marsh & McLennan Cos., Inc.	1	83
MetLife, Inc.	1	46
Moody's Corp.	—*	78
Morgan Stanley	2	90
MSCI, Inc., Class A	—*	49
NASDAQ, Inc.	—*	22
Northern Trust Corp.	—*	27
PNC Financial Services Group, Inc. (The)	1	74
Principal Financial Group, Inc.	1	22
Progressive Corp. (The)	1	80
Prudential Financial, Inc.	1	42
Raymond James Financial, Inc.	—*	26
Regions Financial Corp.	2	25
S&P Global, Inc.	—*	137
State Street Corp.	1	40
SVB Financial Group (A)	—*	20
Synchrony Financial	1	26
T. Rowe Price Group, Inc.	—*	54
TD Ameritrade Holding Corp.	1	29
Travelers Co., Inc. (The)	—*	36
Truist Financial Corp.	2	76
U.S. Bancorp	2	68
Voya Financial, Inc.	—*	20
Wells Fargo & Co.	6	130
Zions Bancorporation	1	23
		3,938
Health Care – 8.0%		
Abbott Laboratories	3	284
AbbVie, Inc.	3	238
Abiomed, Inc. (A)	—*	19
Agilent Technologies, Inc.	—*	48
Alexion Pharmaceuticals, Inc. (A)	—*	38
Align Technology, Inc. (A)	—*	37
Alnylam Pharmaceuticals, Inc. (A)	—*	27
AmerisourceBergen Corp.	—*	23
Amgen, Inc.	1	228
Anthem, Inc.	—*	92
Bausch Health Cos., Inc. (A)	1	17
Baxter International, Inc.	1	60
Becton Dickinson & Co.	—*	94
Biogen, Inc. (A)	—*	74
BioMarin Pharmaceutical, Inc. (A)	—*	22
Boston Scientific Corp. (A)	2	76
Bristol-Myers Squibb Co.	4	211
Cardinal Health, Inc.	—*	20
Catalent, Inc. (A)	—*	17
Centene Corp. (A)	1	52
Cerner Corp.	—*	36
Cigna Corp.	1	93
Cooper Cos., Inc. (The)	—*	31
CVS Caremark Corp.	2	117
Danaher Corp.	1	200
Dentsply Sirona, Inc.	—*	17
DexCom, Inc. (A)	—*	56
Edwards Lifesciences Corp. (A)	1	69
Eli Lilly and Co.	1	196

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Exact Sciences Corp. (A)	—*	$ 25
Gilead Sciences, Inc.	2	121
HCA Holdings, Inc.	—*	51
Hologic, Inc. (A)	—*	27
Humana, Inc.	—*	81
IDEXX Laboratories, Inc. (A)	—*	52
Illumina, Inc. (A)	—*	70
Incyte Corp. (A)	—*	28
Insulet Corp. (A)	—*	21
Intuitive Surgical, Inc. (A)	—*	126
Ionis Pharmaceuticals, Inc. (A)	—*	20
Johnson & Johnson	4	595
Laboratory Corp. of America Holdings (A)	—*	29
McKesson Corp.	—*	36
Merck & Co., Inc.	4	316
Mettler-Toledo International, Inc. (A)	—*	36
Moderna, Inc. (A)(B)	—*	28
Mylan, Inc. (A)	1	20
Neurocrine Biosciences, Inc. (A)	—*	13
PerkinElmer, Inc.	—*	24
Pfizer, Inc.	8	309
Quest Diagnostics, Inc.	—*	24
Quintiles Transnational Holdings, Inc. (A)	—*	46
Regeneron Pharmaceuticals, Inc. (A)	—*	81
ResMed, Inc.	—*	38
Sarepta Therapeutics, Inc. (A)	—*	15
Seattle Genetics, Inc. (A)	—*	34
STERIS plc	—*	26
Stryker Corp.	—*	104
Teladoc Health, Inc. (A)(B)	—*	21
Teleflex, Inc.	—*	27
Thermo Fisher Scientific, Inc.	1	266
UnitedHealth Group, Inc.	1	437
Universal Health Services, Inc., Class B	—*	25
Varian Medical Systems, Inc. (A)	—*	25
Veeva Systems, Inc., Class A (A)	—*	57
Vertex Pharmaceuticals, Inc. (A)	—*	110
Waters Corp. (A)	—*	23
West Pharmaceutical Services, Inc.	—*	25
Zimmer Holdings, Inc.	—*	43
Zoetis, Inc.	1	116
		6,063
Industrials – 4.7%		
3M Co.	1	136
AMETEK, Inc.	—*	37
Boeing Co. (The)	1	133
C.H. Robinson Worldwide, Inc.	—*	25
Carrier Global Corp.	1	37
Caterpillar, Inc.	1	112
Cintas Corp.	—*	49
Copart, Inc. (A)	—*	38
CoStar Group, Inc. (A)	—*	54
CSX Corp.	1	87
Cummins, Inc.	—*	51
Deere & Co.	—*	92
Dover Corp.	—*	28
Eaton Corp.	1	67
Emerson Electric Co.	1	56
Equifax, Inc.	—*	35

COMMON STOCKS (Continued)	Shares	Value
Industrials (Continued)		
Expeditors International of Washington, Inc.	—*	$ 30
Fastenal Co.	1	42
FedEx Corp.	—*	89
Fortive Corp.	—*	32
Fortune Brands Home & Security, Inc.	—*	19
General Dynamics Corp.	—*	45
General Electric Co.	13	78
HEICO Corp., Class A	—*	18
Honeywell International, Inc.	1	161
IDEX Corp.	—*	28
Illinois Tool Works, Inc.	—*	76
Ingersoll-Rand, Inc. (A)	1	27
J.B. Hunt Transport Services, Inc.	—*	15
Jacobs Engineering Group, Inc.	—*	24
Johnson Controls, Inc.	1	48
Kansas City Southern	—*	29
L3Harris Technologies, Inc.	—*	56
Lennox International, Inc.	—*	16
Lockheed Martin Corp.	—*	130
Masco Corp.	1	28
Norfolk Southern Corp.	—*	81
Northrop Grumman Corp.	—*	74
Old Dominion Freight Line, Inc.	—*	30
Otis Worldwide Corp.	1	38
PACCAR, Inc.	1	49
Parker Hannifin Corp.	—*	42
Raytheon Technologies Corp.	2	122
Republic Services, Inc., Class A	—*	28
Robert Half International Inc.	—*	12
Rockwell Automation, Inc.	—*	40
Rollins, Inc.	—*	12
Roper Industries, Inc.	—*	62
Snap-on, Inc.	—*	20
Stanley Black & Decker, Inc.	—*	43
TransDigm Group, Inc.	—*	37
TransUnion	—*	32
Union Pacific Corp.	1	198
United Parcel Service, Inc., Class B	1	167
United Rentals, Inc. (A)	—*	22
Verisk Analytics, Inc., Class A	—*	52
W.W. Grainger, Inc.	—*	29
Waste Connections, Inc.	—*	40
Waste Management, Inc.	1	66
Westinghouse Air Brake Technologies Corp.	—*	21
Xylem, Inc.	—*	24
		3,369
Information Technology – 16.4%		
Adobe, Inc. (A)	1	359
Advanced Micro Devices, Inc. (A)	2	143
Akamai Technologies, Inc. (A)	—*	30
Amphenol Corp., Class A	—*	49
Analog Devices, Inc.	1	65
ANSYS, Inc. (A)	—*	45
Apple, Inc.	26	3,006
Applied Materials, Inc.	1	85
Arista Networks, Inc. (A)	—*	19
Autodesk, Inc. (A)	—*	77
Automatic Data Processing, Inc.	1	87
Avalara, Inc. (A)	—*	16
Booz Allen Hamilton Holding Corp.	—*	15

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Broadcom Corp., Class A	1	$ 219
Broadridge Financial Solutions, Inc.	—*	26
Cadence Design Systems, Inc. (A)	—*	45
CDW Corp.	—*	28
Check Point Software Technologies Ltd. (A)	—*	39
Cisco Systems, Inc.	6	254
Citrix Systems, Inc.	—*	24
Cognex Corp.	—*	20
Cognizant Technology Solutions Corp., Class A	1	57
Corning, Inc.	1	41
Coupa Software, Inc. (A)	—*	25
CrowdStrike Holdings, Inc., Class A (A)	—*	28
Datadog, Inc., Class A (A)	—*	18
Dell Technologies, Inc., Class V (A)	—*	24
DocuSign, Inc. (A)	—*	55
EPAM Systems, Inc. (A)	—*	29
FactSet Research Systems, Inc.	—*	22
Fair Isaac Corp.(A)	—*	18
Fidelity National Information Services, Inc.	1	143
Fiserv, Inc. (A)	1	93
FleetCor Technologies, Inc. (A)	—*	33
Fortinet, Inc. (A)	—*	25
Garter, Inc., Class A (A)	—*	24
Global Payments, Inc.	—*	83
GoDaddy, Inc., Class A (A)	—*	22
Hewlett Packard Enterprise Co.	2	22
Hewlett-Packard Co.	2	45
Intel Corp.	6	333
International Business Machines Corp.	1	157
Intuit, Inc.	—*	131
Jack Henry & Associates, Inc.	—*	17
Juniper Networks, Inc.	1	23
Keysight Technologies, Inc. (A)	—*	29
KLA Corp.	—*	46
Lam Research Corp.	—*	73
Leidos Holdings, Inc.	—*	21
Marvell Technology Group Ltd.	1	41
MasterCard, Inc., Class A	1	463
Maxim Integrated Products, Inc.	—*	24
Microchip Technology, Inc.	—*	39
Micron Technology, Inc. (A)	2	77
Microsoft Corp.	11	2,266
MongoDB, Inc. (A)	—*	16
Motorola Solutions, Inc.	—*	42
NetApp, Inc.	1	22
NortonLifeLock, Inc.	1	17
NVIDIA Corp.	1	506
Okta, Inc. (A)	—*	38
Oracle Corp.	3	179
Palo Alto Networks, Inc. (A)	—*	37
Paychex, Inc.	—*	35
Paycom Software, Inc. (A)	—*	24
PayPal, Inc. (A)	2	336
PTC, Inc. (A)	—*	17
Qorvo, Inc. (A)	—*	23
QUALCOMM, Inc.	2	198
salesforce.com, Inc. (A)	1	340
Seagate Technology	—*	23
ServiceNow, Inc. (A)	—*	135

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
Skyworks Solutions, Inc.	—*	$ 39
Snap, Inc., Class A (A)	1	36
Splunk, Inc. (A)	—*	47
Square, Inc., Class A (A)	1	86
SS&C Technologies Holdings, Inc.	—*	25
Synopsys, Inc. (A)	—*	52
TE Connectivity Ltd.	1	54
Texas Instruments, Inc.	1	188
Trade Desk, Inc. (The), Class A (A)	—*	31
Trimble Navigation Ltd. (A)	—*	21
Twilio, Inc., Class A (A)	—*	44
Tyler Technologies, Inc. (A)	—*	17
VeriSign, Inc. (A)	—*	34
Visa, Inc., Class A	3	515
VMware, Inc., Class A (A)(B)	—*	20
Western Digital Corp.	—*	18
Workday, Inc., Class A (A)	—*	56
Xilinx, Inc.	—*	35
Zebra Technologies Corp., Class A (A)	—*	23
Zoom Video Communications, Inc. (A)	—*	106
Zscaler, Inc. (A)	—*	14
		12,647
Materials – 1.3%		
Air Products and Chemicals, Inc.	—*	102
Avery Dennison Corp.	—*	28
Ball Corp.	1	49
Celanese Corp., Series A	—*	28
Corteva, Inc.	1	34
Crown Holdings, Inc. (A)	—*	22
Dow, Inc.	1	59
DuPont De Nemours, Inc.	1	61
Eastman Chemical Co.	—*	29
Ecolab, Inc.	—*	76
FMC Corp.	—*	30
Freeport-McMoRan Copper & Gold, Inc., Class B	2	35
International Flavors & Fragrances, Inc.	—*	21
International Paper Co.	1	40
LyondellBasell Industries N.V., Class A	—*	35
Martin Marietta Materials, Inc.	—*	27
Newmont Corp.	1	75
Nucor Corp.	1	26
Packaging Corp. of America	—*	28
PPG Industries, Inc.	—*	45
RPM International, Inc.	—*	19
Sherwin-Williams Co. (The)	—*	88
Vulcan Materials Co.	—*	32
WestRock Co.	1	22
		1,011
Real Estate – 1.5%		
Alexandria Real Estate Equities, Inc.	—*	38
American Tower Corp., Class A	1	162
AvalonBay Communities, Inc.	—*	33
Boston Properties, Inc.	—*	20
CB Richard Ellis Group, Inc. (A)	1	24
Crown Castle International Corp.	1	104
Digital Realty Trust, Inc.	—*	60

COMMON STOCKS (Continued)	Shares	Value
Real Estate (Continued)		
Duke Realty Corp.	1	$ 28
Equinix, Inc.	—*	100
Equity Residential	1	29
Essex Property Trust, Inc.	—*	23
Extra Space Storage, Inc.	—*	27
Healthpeak Properties, Inc.	1	32
Host Hotels & Resorts, Inc.	1	16
Invitation Homes, Inc.	1	28
Iron Mountain, Inc.	1	16
Mid-America Apartment Communities, Inc.	—*	25
ProLogis, Inc.	1	116
Public Storage, Inc.	—*	50
Realty Income Corp.	1	33
SBA Communications Corp.	—*	55
Simon Property Group, Inc.	—*	30
Sun Communities, Inc.	—*	30
UDR, Inc.	1	17
Ventas, Inc.	1	27
VICI Properties, Inc.	1	17
W.P. Carey, Inc.	—*	22
Welltower, Inc.	1	36
Weyerhaeuser Co.	1	35
		1,233
Utilities – 1.8%		
AES Corp. (The)	1	22
Alliant Energy Corp.	—*	21
Ameren Corp.	—*	28
American Electric Power Co., Inc.	1	56
American Water Works Co., Inc.	—*	44
Atmos Energy Corp.	—*	29
CenterPoint Energy, Inc.	1	27
CMS Energy Corp.	—*	28
Consolidated Edison, Inc.	1	49
Dominion Energy, Inc.	1	97
DTE Energy Co.	—*	42
Duke Energy Corp.	1	91
Edison International	1	32
Entergy Corp.	—*	29
Evergy, Inc.	—*	20
Eversource Energy	1	50
Exelon Corp.	1	52
FirstEnergy Corp.	1	25
NextEra Energy, Inc.	1	201
NiSource, Inc.	1	26
NRG Energy, Inc.	1	15
PG&E Corp.(A)	2	15
Pinnacle West Capital Corp.	—*	23
PPL Corp.	1	32
Public Service Enterprise Group, Inc.	1	41
Sempra Energy	—*	51
Southern Co. (The)	2	82
WEC Energy Group, Inc.	1	56
Xcel Energy, Inc.	1	56
		1,340
Total United States – 58.1%		43,827
TOTAL COMMON STOCKS – 98.9%		$76,155
(Cost: $59,883)		

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

PREFERRED STOCKS	Shares	Value
Germany		
Consumer Discretionary – 0.1%		
Volkswagen AG, 2.260% (A)	—*	$ 56
Consumer Staples – 0.1%		
Henkel AG & Co. KGaA	—*	31
Total Germany – 0.2%		87
South Korea		
Information Technology – 0.1%		
Samsung Electronics Co. Ltd.	1	57
Total South Korea – 0.1%		57
TOTAL PREFERRED STOCKS – 0.3%		$144
(Cost: $131)		

WARRANTS	Shares	Value
Thailand – 0.0%		
BTS Group Holdings Public Co. Ltd., Expires 12–30–40 (D)	8	$ —*
Minor International Public Co. Ltd., Expires 12–29–29 (D)	1	—*
		—*
United States – 0.0%		
Occidental Petroleum Corp., Expires 8–4–27 (D)	—*	$ 1
TOTAL WARRANTS – 0.0%		$ 1
(Cost: $6)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (E) – 1.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 0.040% (F)	1,126	1,126
TOTAL SHORT-TERM SECURITIES – 1.5%		$ 1,126
(Cost: $1,126)		
TOTAL INVESTMENT SECURITIES – 100.7%		$77,426
(Cost: $61,146)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		(557)
NET ASSETS – 100.0%		$76,869

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,104 are on loan.

(C)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2020 the total value of these securities amounted to $142 or 0.2% of net assets.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Rate shown is the annualized 7-day yield at September 30, 2020.

(F)Investment made with cash collateral received from securities on loan.

SCHEDULE OF INVESTMENTS IVY PROSHARES MSCI ACWI INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 5,003	$ 2,053	$ —
Consumer Discretionary	6,985	2,658	—
Consumer Staples	3,226	2,576	—
Energy	1,267	833	—
Financials	5,202	4,399	—
Health Care	6,416	3,249	—
Industrials	3,762	3,488	—
Information Technology	13,380	3,339	—
Materials	1,799	1,958	—
Real Estate	1,271	918	—
Utilities	1,542	831	—
Total Common Stocks	$49,853	$26,302	$ —
Preferred Stocks	—	144	—
Warrants	1	—*	—
Short-Term Securities	1,126	—	—
Total	$50,980	$26,446	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
REIT = Real Estate Investment Trust

Market Sector Diversification

(as a % of net assets)	
Information Technology	21.8%
Health Care	12.6%
Consumer Discretionary	12.6%
Financials	12.5%
Industrials	9.4%
Communication Service	9.2%
Consumer Staples	7.6%
Materials	4.9%
Utilities	3.1%
Real Estate	2.8%
Energy	2.7%
Other+	0.8%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.8%
Financials	24.2%
Utilities	22.9%
Industrials	20.4%
Consumer Staples	10.0%
Materials	7.0%
Consumer Discretionary	5.6%
Health Care	4.2%
Information Technology	3.0%
Real Estate	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.2%

Top 10 Equity Holdings

Company	Sector	Industry
Andersons, Inc. (The)	Consumer Staples	Food Distributors
Calavo Growers, Inc.	Consumer Staples	Packaged Foods & Meats
Badger Meter, Inc.	Information Technology	Electronic Equipment & Instruments
Cass Information Systems, Inc.	Information Technology	Data Processing & Outsourced Services
Healthcare Services Group, Inc.	Industrials	Diversified Support Services
Chesapeake Utilities Corp.	Utilities	Gas Utilities
Sensient Technologies Corp.	Materials	Specialty Chemicals
Standex International Corp.	Industrials	Industrial Machinery
Aaron Rents, Inc.	Consumer Discretionary	Homefurnishing Retail
PetMed Express, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class A Shares(1) $8,992
Russell 2000 Dividend Growth Index $9,663
4-20 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class E	Class I	Class N
1-year period ended 9-30-20	-21.04%	-20.99%	-18.89%	-18.87%
5-year period ended 9-30-20	—	—	—	—
10-year period ended 9-30-20	—	—	—	—
Since Inception of Class through 9-30-20(4)	-3.03%	-2.93%	-2.07%	-2.06%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I and Class N shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares and 4-20-17 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 1.3%		
Lithia Motors, Inc.	4	$ 1,014
Casinos & Gaming – 1.4%		
Churchill Downs, Inc.	6	1,038
Homefurnishing Retail – 1.5%		
Aaron Rents, Inc.	20	1,116
Internet & Direct Marketing Retail – 1.4%		
PetMed Express, Inc.	35	1,113
Total Consumer Discretionary – 5.6%		4,281
Consumer Staples		
Food Distributors – 1.5%		
Andersons, Inc. (The)	61	1,168
Household Products – 1.4%		
WD-40 Co.	6	1,049
Packaged Foods & Meats – 5.7%		
Calavo Growers, Inc.	17	1,146
J&J Snack Foods Corp.	8	1,021
Lancaster Colony Corp.	6	1,101
Tootsie Roll Industries, Inc. (A)	35	1,070
		4,338
Tobacco – 1.4%		
Universal Corp.	26	1,076
Total Consumer Staples – 10.0%		7,631
Financials		
Investment Banking & Brokerage – 1.3%		
Northwest Bancshares, Inc.	107	986
Multi-Line Insurance – 1.2%		
Horace Mann Educators Corp.	29	954
Regional Banks – 20.4%		
Atlantic Union Bankshares Corp.	46	989
BancFirst Corp.	25	1,007
Bar Harbor Bankshares, Inc.	53	1,089
Bryn Mawr Bank Corp.	40	983
Columbia Banking System, Inc.	40	951
Community Bank System, Inc.	18	976
First Financial Corp.	32	1,000
First of Long Island Corp. (The)	70	1,035
Heritage Financial Corp.	53	983
International Bancshares Corp.	35	922
Southside Bancshares, Inc.	40	967
Stock Yards Bancorp, Inc.	25	853
Tompkins Financial Corp.	17	952
United Bankshares, Inc.	42	901
Washington Trust Bancorp, Inc.	33	998
Wesbanco, Inc.	48	1,020
		15,626

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 1.3%		
Provident Financial Services, Inc.	82	$ 998
Total Financials – 24.2%		18,564
Health Care		
Health Care Facilities – 1.4%		
National HealthCare Corp.	17	1,089
Health Care Services – 1.4%		
Ensign Group, Inc. (The)	19	1,091
Health Care Supplies – 1.4%		
Atrion Corp.	2	1,045
Total Health Care – 4.2%		3,225
Industrials		
Agricultural & Farm Machinery – 1.4%		
Lindsay Corp.	11	1,065
Commercial Printing – 1.2%		
Brady Corp., Class A	23	925
Construction Machinery & Heavy Trucks – 1.2%		
Douglas Dynamics, Inc.	27	939
Diversified Support Services – 4.2%		
Healthcare Services Group, Inc.	52	1,124
Matthews International Corp.	49	1,096
McGrath RentCorp	17	985
		3,205
Environmental & Facilities Services – 1.4%		
ABM Industries, Inc.	29	1,063
Human Resource & Employment Services – 1.4%		
Insperity, Inc.	17	1,093
Industrial Machinery – 5.5%		
Franklin Electric Co., Inc.	19	1,090
Gorman-Rupp Co. (The)	34	1,011
Hillenbrand, Inc.	35	996
Standex International Corp.	19	1,118
		4,215
Office Services & Supplies – 1.4%		
HNI Corp.	34	1,069
Trading Companies & Distributors – 2.7%		
Applied Industrial Technologies, Inc.	18	983
GATX Corp.	16	1,050
		2,033
Total Industrials – 20.4%		15,607
Information Technology		
Data Processing & Outsourced Services – 1.5%		
Cass Information Systems, Inc.	28	1,134

COMMON STOCKS (Continued)	Shares	Value
Electronic Equipment & Instruments – 1.5%		
Badger Meter, Inc.	17	$ 1,143
Total Information Technology – 3.0%		2,277
Materials		
Specialty Chemicals – 7.0%		
Balchem Corp.	11	1,084
H.B. Fuller Co.	23	1,031
Quaker Chemical Corp.	6	1,029
Sensient Technologies Corp.	19	1,122
Stepan Co.	10	1,052
		5,318
Total Materials – 7.0%		5,318
Real Estate		
Health Care REITs – 2.5%		
National Health Investors, Inc.	17	1,022
Universal Health Realty Income Trust	16	922
		1,944
Total Real Estate – 2.5%		1,944
Utilities		
Electric Utilities – 2.7%		
ALLETE, Inc.	20	1,047
Portland General Electric Co.	29	1,015
		2,062
Gas Utilities – 8.0%		
Chesapeake Utilities Corp.	13	1,123
New Jersey Resources Corp.	36	981
Northwest Natural Gas Co.	21	973
South Jersey Industries, Inc.	49	951
Southwest Gas Corp.	17	1,078
Spire, Inc.	19	1,010
		6,116
Independent Power Producers & Energy Traders – 1.4%		
Black Hills Corp.	20	1,046
Multi-Utilities – 2.6%		
Avista Corp.	30	1,007
NorthWestern Corp.	21	1,016
		2,023
Water Utilities – 8.2%		
American States Water Co.	14	1,061
Artesian Resources Corp.	31	1,077
California Water Service Group	24	1,036
Middlesex Water Co.	17	1,055
SJW Corp.	17	1,062
York Water Co. (The)	24	1,025
		6,316
Total Utilities – 22.9%		17,563
TOTAL COMMON STOCKS – 99.8%		$76,410
(Cost: $76,317)		

SCHEDULE OF INVESTMENTS IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND *(in thousands)*

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 1.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 0.040% (B)	1,072	$ 1,072
TOTAL SHORT-TERM SECURITIES – 1.4%		$ 1,072
(Cost: $1,072)		
TOTAL INVESTMENT SECURITIES – 101.2%		$77,482
(Cost: $77,389)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2)%		(904)
NET ASSETS – 100.0%		$76,578

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $1,050 are on loan.

(B)Investment made with cash collateral received from securities on loan.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$76,410	$ —	$ —
Short-Term Securities	1,072	—	—
Total	$77,482	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Bonds	98.7%
Corporate Debt Securities	98.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.3%

Quality Weightings

Investment Grade	98.7%
AAA	3.4%
AA	10.3%
A	39.9%
BBB	45.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.3%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy ProShares S&P 500 Bond Index Fund, Class A Shares(1) $11,744
S&P 500/MarketAxess Investment Grade Corporate Bond Index $12,468
4-20 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class E	Class I	Class R
1-year period ended 9-30-20	5.10%	5.15%	8.07%	7.25%
5-year period ended 9-30-20	—	—	—	—
10-year period ended 9-30-20	—	—	—	—
Since Inception of Class through 9-30-20(4)	4.78%	4.83%	5.82%	5.04%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 BOND INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Broadcasting – 1.0%		
Discovery Communications LLC (GTD by Discovery, Inc.),		
3.950%, 3–20–28	$552	$ 628
Discovery Communications, Inc.,		
5.200%, 9–20–47	200	240
Fox Corp.,		
4.709%, 1–25–29	483	578
		1,446
Cable & Satellite – 3.6%		
Comcast Corp.,		
3.750%, 4–1–40	250	292
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
3.000%, 2–1–24	450	485
3.700%, 4–15–24	400	442
3.100%, 4–1–25	250	275
3.950%, 10–15–25	447	513
3.150%, 3–1–26	300	333
4.150%, 10–15–28	100	121
3.400%, 4–1–30	250	288
4.250%, 10–15–30	180	221
4.600%, 10–15–38	350	446
4.700%, 10–15–48	400	529
3.999%, 11–1–49	150	182
4.049%, 11–1–52	150	184
4.950%, 10–15–58	100	143
Viacom, Inc.:		
4.750%, 5–15–25	270	310
4.375%, 3–15–43	361	382
		5,146
Integrated Telecommunication Services – 7.2%		
AT&T, Inc.:		
3.000%, 6–30–22	190	198
3.400%, 5–15–25	225	249
4.125%, 2–17–26	400	458
4.250%, 3–1–27	255	296
2.300%, 6–1–27	500	524
4.100%, 2–15–28	200	231
4.350%, 3–1–29	478	561
4.500%, 5–15–35	290	342
5.250%, 3–1–37	200	250
4.850%, 3–1–39	150	181
4.300%, 12–15–42	150	169
4.350%, 6–15–45	300	336
4.750%, 5–15–46	200	234
4.500%, 3–9–48	532	607
4.550%, 3–9–49	300	344
5.150%, 2–15–50	100	127
3.850%, 6–1–60	428	434
Verizon Communications, Inc.:		
3.500%, 11–1–24	450	497
3.376%, 2–15–25	350	390
2.625%, 8–15–26	150	164
4.125%, 3–16–27	510	602
3.000%, 3–22–27	360	400
4.329%, 9–21–28	120	145
4.500%, 8–10–33	100	126
5.250%, 3–16–37	626	866

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services (Continued)		
4.862%, 8–21–46	$ 447	$ 611
5.500%, 3–16–47	395	594
4.522%, 9–15–48	300	393
5.012%, 4–15–49	105	151
		10,480
Interactive Media & Services – 0.7%		
Alphabet, Inc.:		
1.998%, 8–15–26	120	129
1.900%, 8–15–40	500	479
2.250%, 8–15–60	440	415
		1,023
Movies & Entertainment – 1.4%		
Walt Disney Co. (The):		
1.750%, 8–30–24	605	630
1.750%, 1–13–26	475	493
2.000%, 9–1–29	450	465
2.750%, 9–1–49	450	433
		2,021
Total Communication Services—13.9%		**20,116**
Consumer Discretionary		
Apparel Retail – 0.3%		
TJX Cos., Inc. (The),		
3.875%, 4–15–30	340	403
Automobile Manufacturers – 0.6%		
General Motors Co.:		
4.875%, 10–2–23	531	579
5.200%, 4–1–45	200	215
		794
Casinos & Gaming – 0.3%		
Las Vegas Sands Corp.,		
3.900%, 8–8–29	500	500
Footwear – 0.4%		
NIKE, Inc.,		
2.400%, 3–27–25	500	538
General Merchandise Stores – 0.2%		
Dollar Tree, Inc.:		
3.700%, 5–15–23	150	162
4.000%, 5–15–25	150	169
		331
Home Improvement Retail – 0.7%		
Home Depot, Inc. (The):		
2.950%, 6–15–29	200	226
4.500%, 12–6–48	395	528
Lowe's Co., Inc.:		
3.650%, 4–5–29	100	115
4.050%, 5–3–47	150	179
		1,048
Hotels, Resorts & Cruise Lines – 0.3%		
Marriott International, Inc., Series R,		
3.500%, 10–15–32	471	464

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet & Direct Marketing Retail – 2.1%		
Amazon.com, Inc.:		
2.800%, 8–22–24	$400	$ 433
1.500%, 6–3–30	375	383
3.875%, 8–22–37	400	497
4.950%, 12–5–44	100	142
2.700%, 6–3–60	500	514
Booking Holdings, Inc.,		
4.100%, 4–13–25	414	466
eBay, Inc.,		
4.000%, 7–15–42	500	561
		2,996
Restaurants – 0.7%		
McDonalds Corp.,		
2.125%, 3–1–30	500	520
Starbucks Corp.:		
3.800%, 8–15–25	200	226
4.500%, 11–15–48	200	244
		990
Total Consumer Discretionary – 5.6%		**8,064**
Consumer Staples		
Brewers – 0.3%		
Molson Coors Brewing Co.:		
3.000%, 7–15–26	150	160
4.200%, 7–15–46	260	275
		435
Drug Retail – 2.8%		
CVS Health Corp.:		
3.500%, 7–20–22	150	157
3.700%, 3–9–23	200	214
4.100%, 3–25–25	660	746
2.875%, 6–1–26	200	217
4.300%, 3–25–28	430	503
3.750%, 4–1–30	500	571
4.780%, 3–25–38	325	393
5.125%, 7–20–45	152	191
5.050%, 3–25–48	375	477
4.250%, 4–1–50	500	587
		4,056
Food Distributors – 0.3%		
Sysco Corp.,		
5.650%, 4–1–25	340	402
Household Products – 0.4%		
Procter & Gamble Co. (The),		
3.550%, 3–25–40	450	547
Hypermarkets & Super Centers – 1.6%		
Costco Wholesale Corp.,		
1.375%, 6–20–27	500	512
Wal-Mart Stores, Inc.,		
2.550%, 4–11–23	100	105
Walmart, Inc.:		
3.400%, 6–26–23	400	432
3.550%, 6–26–25	340	384
3.700%, 6–26–28	283	334
3.950%, 6–28–38	470	588
		2,355

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 BOND INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 0.7%		
Conagra Brands, Inc.,		
5.400%, 11–1–48	$400	$ 539
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.),		
5.100%, 9–28–48	332	457
		996
Soft Drinks – 1.5%		
Coca–Cola Co. (The):		
3.450%, 3–25–30	250	295
1.375%, 3–15–31	500	495
2.750%, 6–1–60	500	503
PepsiCo, Inc.:		
1.625%, 5–1–30	500	513
3.875%, 3–19–60	320	403
		2,209
Tobacco – 1.4%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.):		
4.000%, 1–31–24	105	116
3.800%, 2–14–24	100	109
4.400%, 2–14–26	100	115
4.800%, 2–14–29	200	237
5.800%, 2–14–39	100	128
3.875%, 9–16–46	300	307
5.950%, 2–14–49	400	536
Philip Morris International, Inc.,		
2.100%, 5–1–30	410	422
		1,970
Total Consumer Staples – 9.0%		12,970
Energy		
Integrated Oil & Gas – 1.1%		
Chevron Corp.:		
3.191%, 6–24–23	140	150
2.954%, 5–16–26	500	557
Chevron USA, Inc. (GTD by Chevron Corp.),		
2.343%, 8–12–50	453	422
Phillips 66 (GTD by Phillips 66 Co.),		
4.875%, 11–15–44	350	415
		1,544
Oil & Gas Equipment & Services – 0.6%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc.,		
4.080%, 12–15–47	450	449
Halliburton Co.,		
5.000%, 11–15–45	350	358
		807
Oil & Gas Exploration & Production – 1.9%		
Concho Resources, Inc.,		
4.300%, 8–15–28	225	249
ConocoPhillips Co. (GTD by ConocoPhillips),		
6.500%, 2–1–39	100	146
Exxon Mobil Corp.:		
2.992%, 3–19–25	250	274

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
3.043%, 3–1–26	$280	$ 309
3.482%, 3–19–30	250	288
4.227%, 3–19–40	250	306
3.095%, 8–16–49	150	153
4.327%, 3–19–50	250	311
3.452%, 4–15–51	250	274
Marathon Oil Corp.,		
4.400%, 7–15–27	150	149
Noble Energy, Inc.,		
5.250%, 11–15–43	220	291
		2,750
Oil & Gas Refining & Marketing – 0.3%		
Valero Energy Corp.,		
1.200%, 3–15–24	500	498
Oil & Gas Storage & Transportation – 1.4%		
Kinder Morgan, Inc.:		
4.300%, 6–1–25	253	285
5.550%, 6–1–45	200	238
5.200%, 3–1–48	150	175
MPLX L.P.:		
4.700%, 4–15–48	777	786
5.500%, 2–15–49	140	156
Williams Co., Inc. (The),		
4.550%, 6–24–24	100	111
Williams Partners L.P.,		
3.750%, 6–15–27	310	340
		2,091
Total Energy – 5.3%		7,690
Financials		
Asset Management & Custody Banks – 0.3%		
BlackRock, Inc.,		
1.900%, 1–28–31	500	518
Consumer Finance – 2.2%		
American Express Co.:		
2.750%, 5–20–22	443	458
2.500%, 8–1–22	150	156
2.500%, 7–30–24	264	280
Capital One Financial Corp.,		
3.800%, 1–31–28	300	335
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
4.200%, 11–6–21	475	490
5.100%, 1–17–24	325	355
3.950%, 4–13–24	150	159
4.350%, 1–17–27	160	174
3.600%, 6–21–30	450	464
Synchrony Financial:		
4.250%, 8–15–24	115	125
3.950%, 12–1–27	134	144
		3,140
Diversified Banks – 7.0%		
Bank of America Corp.:		
2.503%, 10–21–22	200	204
3.300%, 1–11–23	110	117

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
4.125%, 1–22–24	$ 130	$ 144
4.200%, 8–26–24	124	138
3.950%, 4–21–25	105	116
3.500%, 4–19–26	325	364
3.248%, 10–21–27	705	779
4.183%, 11–25–27	805	923
Bank of New York Mellon Corp. (The),		
1.600%, 4–24–25	500	519
BB&T Corp.,		
3.050%, 6–20–22	250	261
KeyCorp,		
2.550%, 10–1–29	450	478
Truist Bank,		
2.150%, 12–6–24	340	360
U.S. Bancorp:		
3.000%, 7–30–29	178	198
1.375%, 7–22–30	500	496
Wells Fargo & Co.,		
3.550%, 9–29–25	332	369
Wells Fargo & Co.:		
3.500%, 3–8–22	211	220
2.625%, 7–22–22	400	415
3.069%, 1–24–23	302	311
3.450%, 2–13–23	105	111
3.300%, 9–9–24	306	334
3.000%, 2–19–25	110	119
3.000%, 4–22–26	150	163
4.100%, 6–3–26	150	169
3.000%, 10–23–26	310	338
4.150%, 1–24–29	580	682
5.606%, 1–15–44	178	241
3.900%, 5–1–45	208	243
4.400%, 6–14–46	500	594
4.750%, 12–7–46	375	468
Wells Fargo Bank N.A.,		
3.625%, 10–22–21	250	258
		10,132
Financial Exchanges & Data – 0.5%		
Intercontinental Exchange, Inc.:		
4.250%, 9–21–48	150	186
3.000%, 9–15–60	500	506
		692
Insurance Brokers – 0.1%		
Marsh & McLennan Cos., Inc.,		
4.375%, 3–15–29	150	182
Investment Banking & Brokerage – 5.7%		
Goldman Sachs Group, Inc. (The):		
2.350%, 11–15–21	200	200
5.750%, 1–24–22	350	373
3.000%, 4–26–22	500	507
3.625%, 1–22–23	300	321
3.200%, 2–23–23	150	159
4.000%, 3–3–24	200	220
3.850%, 7–8–24	200	220
3.500%, 1–23–25	300	329
3.500%, 4–1–25	500	552
4.250%, 10–21–25	350	398
3.500%, 11–16–26	559	618
3.850%, 1–26–27	365	410
6.750%, 10–1–37	450	651

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 BOND INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley:		
2.625%, 11–17–21	$270	$ 277
2.750%, 5–19–22	245	254
3.125%, 1–23–23	200	211
4.100%, 5–22–23	264	285
3.875%, 4–29–24	200	220
3.700%, 10–23–24	330	366
4.000%, 7–23–25	500	564
3.875%, 1–27–26	203	231
3.950%, 4–23–27	190	215
4.300%, 1–27–45	500	634
		8,215
Life & Health Insurance – 0.2%		
Prudential Financial, Inc.:		
3.935%, 12–7–49	150	170
4.350%, 2–25–50	150	180
		350
Multi-Line Insurance – 0.6%		
American International Group, Inc.:		
4.125%, 2–15–24	345	383
3.900%, 4–1–26	280	319
4.750%, 4–1–48	100	122
		824
Other Diversified Financial Services – 3.9%		
Citigroup, Inc.:		
2.900%, 12–8–21	610	627
2.750%, 4–25–22	298	308
4.400%, 6–10–25	219	246
3.200%, 10–21–26	425	469
4.450%, 9–29–27	275	318
4.125%, 7–25–28	200	230
8.125%, 7–15–39	200	349
4.650%, 7–23–48	300	393
JPMorgan Chase & Co.:		
4.500%, 1–24–22	150	158
3.250%, 9–23–22	300	317
2.972%, 1–15–23	510	526
3.200%, 1–25–23	290	308
2.700%, 5–18–23	230	243
3.875%, 9–10–24	300	332
2.950%, 10–1–26	405	446
3.625%, 12–1–27	380	425
		5,695
Property & Casualty Insurance – 0.5%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.):		
4.200%, 8–15–48	100	129
4.250%, 1–15–49	150	195
Berkshire Hathaway, Inc.,		
2.750%, 3–15–23	322	339
		663
Regional Banks – 0.6%		
Fifth Third Bancorp,		
3.650%, 1–25–24	340	371
Regional Banks (Continued)		
PNC Financial Services Group, Inc. (The):		
2.600%, 7–23–26	$230	$ 251
3.450%, 4–23–29	186	214
		836
Total Financials – 21.6%		31,247
Health Care		
Biotechnology – 1.8%		
Amgen, Inc.:		
2.650%, 5–11–22	100	103
2.300%, 2–25–31	433	454
4.400%, 5–1–45	340	422
4.663%, 6–15–51	300	391
Biogen, Inc.,		
5.200%, 9–15–45	150	198
Gilead Sciences, Inc.:		
4.750%, 3–1–46	393	508
4.150%, 3–1–47	451	550
		2,626
Health Care Equipment – 0.4%		
Boston Scientific Corp.,		
3.750%, 3–1–26	307	349
Zimmer Holdings, Inc.,		
3.550%, 4–1–25	150	166
		515
Health Care Services – 1.3%		
Cigna Corp.:		
3.750%, 7–15–23	688	746
4.800%, 8–15–38	624	773
CVS Caremark Corp.,		
3.875%, 7–20–25	325	366
		1,885
Health Care Supplies – 0.9%		
Abbott Laboratories:		
3.750%, 11–30–26	88	102
4.900%, 11–30–46	490	690
Medtronic, Inc. (GTD by Medtronic Global Holdings SCA and Medtronic plc):		
3.500%, 3–15–25	130	146
4.375%, 3–15–35	250	335
		1,273
Life Sciences Tools & Services – 0.4%		
Thermo Fisher Scientific, Inc.,		
4.133%, 3–25–25	500	569
Managed Health Care – 1.3%		
Anthem, Inc.:		
3.650%, 12–1–27	340	387
4.101%, 3–1–28	200	233
UnitedHealth Group, Inc.:		
3.500%, 8–15–39	228	261
3.700%, 8–15–49	350	418
3.125%, 5–15–60	500	535
		1,834
Pharmaceuticals – 5.4%		
AbbVie, Inc.:		
2.900%, 11–6–22	$465	$ 488
3.600%, 5–14–25	300	332
4.250%, 11–14–28	500	594
4.450%, 5–14–46	282	335
Bristol - Myers Squibb Co.:		
3.875%, 8–15–25	500	571
4.550%, 2–20–48	473	639
4.250%, 10–26–49	500	656
Eli Lilly and Co.,		
3.950%, 3–15–49	300	375
Johnson & Johnson:		
0.550%, 9–1–25	500	500
0.950%, 9–1–27	500	500
2.900%, 1–15–28	150	169
Merck & Co., Inc.:		
2.750%, 2–10–25	295	321
3.400%, 3–7–29	500	582
1.450%, 6–24–30	350	355
Mylan N.V.,		
3.950%, 6–15–26	260	292
Pfizer, Inc.,		
2.700%, 5–28–50	480	500
Walgreens Boots Alliance, Inc.,		
3.450%, 6–1–26	600	656
		7,865
Total Health Care – 11.5%		16,567
Industrials		
Aerospace & Defense – 3.9%		
Boeing Co. (The):		
2.700%, 2–1–27	500	487
5.040%, 5–1–27 (A)	320	351
3.200%, 3–1–29	100	99
5.150%, 5–1–30	650	728
3.750%, 2–1–50	500	458
5.805%, 5–1–50	500	603
General Dynamics Corp.,		
3.250%, 4–1–25	450	498
Lockheed Martin Corp.,		
3.550%, 1–15–26	230	262
Northrop Grumman Corp.:		
2.930%, 1–15–25	175	190
4.400%, 5–1–30	250	307
4.030%, 10–15–47	280	340
United Technologies Corp.:		
3.950%, 8–16–25	460	523
4.500%, 6–1–42	301	379
4.625%, 11–16–48	355	462
		5,687
Air Freight & Logistics – 0.8%		
FedEx Corp.:		
4.050%, 2–15–48	326	375
4.950%, 10–17–48	100	128
United Parcel Service, Inc.,		
5.300%, 4–1–50	400	589
		1,092

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 BOND INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 0.1%		
Southwest Airlines Co.,		
5.125%, 6–15–27	$ 170	$ 185
Construction Machinery & Heavy Trucks – 0.4%		
Caterpillar, Inc.,		
2.600%, 4–9–30	470	516
Industrial Conglomerates – 2.0%		
GE Capital International Funding Co.:		
3.373%, 11–15–25	200	213
4.418%, 11–15–35	600	634
General Electric Capital Corp.:		
6.750%, 3–15–32	350	440
5.875%, 1–14–38	860	1,002
Honeywell International, Inc.:		
1.850%, 11–1–21	150	152
2.800%, 6–1–50	460	490
		2,931
Railroads – 0.4%		
Union Pacific Corp.,		
3.950%, 9–10–28	500	589
Total Industrials – 7.6%		11,000
Information Technology		
Application Software – 0.7%		
Adobe, Inc.,		
2.300%, 2–1–30	300	323
NVIDIA Corp.,		
3.500%, 4–1–50	350	409
salesforce.com, Inc.,		
3.700%, 4–11–28	307	362
		1,094
Data Processing & Outsourced Services – 2.6%		
Fiserv, Inc.:		
3.200%, 7–1–26	137	152
3.500%, 7–1–29	380	433
4.400%, 7–1–49	450	561
Global Payments, Inc.,		
3.200%, 8–15–29	200	218
PayPal Holdings, Inc.:		
2.650%, 10–1–26	442	482
2.300%, 6–1–30	370	391
Visa, Inc.:		
2.800%, 12–14–22	280	294
3.150%, 12–14–25	150	168
2.700%, 4–15–40	500	540
4.300%, 12–14–45	313	415
2.000%, 8–15–50	162	149
		3,803
IT Consulting & Other Services – 1.1%		
International Business Machines Corp.:		
2.850%, 5–13–22	200	208
3.000%, 5–15–24	118	128
3.300%, 5–15–26	150	169
3.500%, 5–15–29	419	484
4.150%, 5–15–39	500	611
		1,600
Semiconductor Equipment – 0.1%		
Lam Research Corp.,		
3.750%, 3–15–26	$ 100	$ 115
Semiconductors – 3.6%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.):		
3.875%, 1–15–27	384	426
3.500%, 1–15–28	500	541
Broadcom, Inc.:		
3.150%, 11–15–25	500	539
4.250%, 4–15–26	500	564
4.110%, 9–15–28	500	559
Intel Corp.:		
3.300%, 10–1–21	645	664
3.734%, 12–8–47	689	821
Micron Technology, Inc.,		
2.497%, 4–24–23	150	156
QUALCOMM, Inc.:		
3.250%, 5–20–27	210	235
2.150%, 5–20–30	350	367
4.300%, 5–20–47	260	333
		5,205
Systems Software – 5.7%		
Microsoft Corp.:		
2.000%, 8–8–23	150	156
2.875%, 2–6–24	350	377
3.125%, 11–3–25	585	654
2.400%, 8–8–26	280	305
3.300%, 2–6–27	250	286
4.100%, 2–6–37	450	584
3.700%, 8–8–46	420	527
3.950%, 8–8–56	300	396
2.675%, 6–1–60	500	523
Oracle Corp.:		
2.500%, 5–15–22	300	309
2.500%, 10–15–22	350	365
2.400%, 9–15–23	642	676
3.400%, 7–8–24	154	168
2.950%, 11–15–24	450	488
2.650%, 7–15–26	530	578
3.250%, 11–15–27	280	317
2.950%, 4–1–30	355	397
3.800%, 11–15–37	250	293
3.850%, 4–1–60	500	587
ServiceNow, Inc.,		
1.400%, 9–1–30	200	194
		8,180
Technology Hardware, Storage & Peripherals – 4.5%		
Apple, Inc.:		
1.700%, 9–11–22	400	411
2.850%, 2–23–23	150	158
2.400%, 5–3–23	400	421
3.000%, 2–9–24	360	388
3.450%, 5–6–24	150	165
2.850%, 5–11–24	300	323
3.200%, 5–13–25	230	256
3.250%, 2–23–26	150	169
3.350%, 2–9–27	348	398
3.200%, 5–11–27	200	227
Technology Hardware, Storage & Peripherals (Continued)		
2.900%, 9–12–27	$ 643	$ 722
3.000%, 11–13–27	150	169
1.250%, 8–20–30	500	497
3.850%, 5–4–43	150	187
3.450%, 2–9–45	500	592
3.750%, 11–13–47	300	369
Hewlett Packard Enterprise Co.,		
6.350%, 10–15–45 (A)	520	660
HP, Inc.,		
6.000%, 9–15–41	300	367
		6,479
Total Information Technology – 18.3%		26,476
Materials		
Diversified Chemicals – 1.0%		
Dow Chemical Co. (The),		
4.375%, 11–15–42	300	339
DowDuPont, Inc.:		
4.205%, 11–15–23	562	618
4.493%, 11–15–25	270	310
5.419%, 11–15–48	110	147
		1,414
Industrial Gases – 0.3%		
Air Products and Chemicals, Inc.,		
2.800%, 5–15–50	415	435
Paper Packaging – 0.4%		
International Paper Co.:		
4.400%, 8–15–47	250	304
4.350%, 8–15–48 (B)	250	306
		610
Total Materials – 1.7%		2,459
Real Estate		
Health Care REITs – 0.5%		
Health Care REIT, Inc.,		
4.000%, 6–1–25	300	335
Welltower, Inc.,		
3.100%, 1–15–30	300	318
		653
Industrial REITs – 0.3%		
Prologis L.P.,		
1.250%, 10–15–30	442	431
Retail REITs – 0.3%		
Simon Property Group L.P.,		
2.450%, 9–13–29	450	446
Specialized REITs – 0.8%		
American Tower Corp.,		
3.800%, 8–15–29	570	652
Crown Castle International Corp.,		
3.250%, 1–15–51	183	182

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 BOND INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
Equinix, Inc.,		
2.150%, 7–15–30	$320	$ 324
		1,158
Total Real Estate – 1.9%		2,688
Utilities		
Electric Utilities – 2.0%		
Duke Energy Corp.:		
2.650%, 9–1–26	246	266
3.750%, 9–1–46	150	171
Exelon Corp.,		
4.050%, 4–15–30	360	421
FirstEnergy Corp.,		
3.900%, 7–15–27	200	220
Georgia Power Co.,		
4.300%, 3–15–42	309	369
NextEra Energy Capital Holdings, Inc. (GTD by NextEra Energy, Inc.),		
2.750%, 11–1–29	340	367
Electric Utilities (Continued)		
Southern California Edison Co.,		
4.125%, 3–1–48	$520	$ 568
Southern Co. (The):		
2.950%, 7–1–23	300	319
4.400%, 7–1–46	100	118
		2,819
Multi-Utilities – 0.3%		
NiSource, Inc.,		
1.700%, 2–15–31	337	331
Sempra Energy,		
3.400%, 2–1–28	150	165
		496
Total Utilities – 2.3%		3,315
TOTAL CORPORATE DEBT SECURITIES – 98.7%		$142,592
(Cost: $132,676)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (C) – 0.9%		
State Street Institutional U.S. Government Money Market Fund - Premier Class,		
0.030%	1,304	$ 1,304
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 1,304
(Cost: $1,304)		
TOTAL INVESTMENT SECURITIES – 99.6%		$143,896
(Cost: $133,980)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		586
NET ASSETS – 100.0%		$144,482

Notes to Schedule of Investments

(A)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at September 30, 2020.

(B)All or a portion of securities with an aggregate value of $227 are on loan.

(C)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$142,592	$ —
Short-Term Securities	1,304	—	—
Total	$1,304	$142,592	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF SEPTEMBER 30, 2020 (UNAUDITED)

Asset Allocation

Stocks	99.7%
Industrials	25.1%
Consumer Staples	20.2%
Materials	12.5%
Consumer Discretionary	10.4%
Financials	10.0%
Health Care	8.7%
Real Estate	4.5%
Utilities	3.0%
Energy	2.4%
Communication Services	1.5%
Information Technology	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Top 10 Equity Holdings

Company	Sector	Industry
Target Corp.	Consumer Discretionary	General Merchandise Stores
V.F. Corp.	Consumer Discretionary	Apparel, Accessories & Luxury Goods
Carrier Global Corp.	Industrials	Building Products
Leggett & Platt, Inc.	Consumer Discretionary	Home Furnishings
Sysco Corp.	Consumer Staples	Food Distributors
Expeditors International of Washington, Inc.	Industrials	Air Freight & Logistics
Lowe's Co., Inc.	Consumer Discretionary	Home Improvement Retail
Sherwin-Williams Co. (The)	Materials	Specialty Chemicals
Brown-Forman Corp., Class B	Consumer Staples	Distillers & Vintners
McDonalds Corp.	Consumer Discretionary	Restaurants

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class A Shares(1) $13,295
S&P 500 Dividend Aristocrats Index $14,132
4-20 2017
9-30 2017
9-30 2018
9-30 2019
9-30 2020

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class E	Class I	Class N	Class R
1-year period ended 9-30-20	0.35%	0.40%	3.07%	3.07%	2.37%
5-year period ended 9-30-20	—	—	—	—	—
10-year period ended 9-30-20	—	—	—	—	—
Since Inception of Class through 9-30-20(4)	8.61%	8.66%	9.69%	9.69%	8.87%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class I, Class N and Class R shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at net asset value for $500,000 or more that are subsequently redeemed within 12 months of purchase.

(4)4-20-17 for Class A shares, 4-20-17 for Class E shares, 4-20-17 for Class I shares, 4-20-17 for Class N shares and 4-20-17 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.5%		
AT&T, Inc.	196	$ 5,602
Total Communication Services – 1.5%		5,602
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.8%		
V.F. Corp.	97	6,814
Distributors – 1.6%		
Genuine Parts Co.	66	6,238
General Merchandise Stores – 1.9%		
Target Corp.	47	7,394
Home Furnishings – 1.7%		
Leggett & Platt, Inc.	162	6,658
Home Improvement Retail – 1.7%		
Lowe's Co., Inc.	40	6,555
Restaurants – 1.7%		
McDonalds Corp.	29	6,418
Total Consumer Discretionary – 10.4%		40,077
Consumer Staples		
Agricultural Products – 1.7%		
Archer Daniels Midland Co.	138	6,418
Distillers & Vintners – 1.7%		
Brown-Forman Corp., Class B	85	6,436
Drug Retail – 1.3%		
Walgreen Co.	143	5,152
Food Distributors – 3.2%		
McCormick & Co., Inc.	30	5,828
Sysco Corp.	106	6,580
		12,408
Household Products – 4.6%		
Clorox Co. (The)	26	5,378
Colgate-Palmolive Co.	78	6,032
Procter & Gamble Co. (The)	46	6,411
		17,821
Hypermarkets & Super Centers – 1.6%		
Wal-Mart Stores, Inc.	44	6,194
Packaged Foods & Meats – 1.5%		
Hormel Foods Corp.	116	5,651
Personal Products – 1.5%		
Kimberly-Clark Corp.	39	5,823

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 3.1%		
Coca-Cola Co. (The)	120	$ 5,916
PepsiCo, Inc.	43	5,919
		11,835
Total Consumer Staples – 20.2%		77,738
Energy		
Integrated Oil & Gas – 1.2%		
Chevron Corp.	64	4,642
Oil & Gas Exploration & Production – 1.2%		
Exxon Mobil Corp.	134	4,593
Total Energy – 2.4%		9,235
Financials		
Asset Management & Custody Banks – 2.9%		
Franklin Resources, Inc.	282	5,740
T. Rowe Price Group, Inc.	43	5,561
		11,301
Financial Exchanges & Data – 1.6%		
S&P Global, Inc.	17	5,987
Life & Health Insurance – 1.5%		
Aflac, Inc.	158	5,744
Property & Casualty Insurance – 2.7%		
Chubb Ltd.	43	5,001
Cincinnati Financial Corp.	70	5,443
		10,444
Regional Banks – 1.3%		
People's United Financial, Inc.	484	4,992
Total Financials – 10.0%		38,468
Health Care		
Health Care Equipment – 2.9%		
Becton Dickinson & Co.	21	4,972
Medtronic plc	60	6,267
		11,239
Health Care Services – 1.2%		
Cardinal Health, Inc.	103	4,828
Health Care Supplies – 1.7%		
Abbott Laboratories	59	6,391
Pharmaceuticals – 2.9%		
AbbVie, Inc.	60	5,241
Johnson & Johnson	39	5,840
		11,081
Total Health Care – 8.7%		33,539

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 2.8%		
General Dynamics Corp.	39	$ 5,357
Raytheon Technologies Corp.	94	5,386
		10,743
Air Freight & Logistics – 1.7%		
Expeditors International of Washington, Inc.	72	6,559
Building Products – 3.3%		
A. O. Smith Corp.	113	5,979
Carrier Global Corp.	219	6,676
		12,655
Construction Machinery & Heavy Trucks – 1.6%		
Caterpillar, Inc.	42	6,299
Diversified Support Services – 1.6%		
Cintas Corp.	19	6,392
Electrical Components & Equipment – 3.0%		
Emerson Electric Co.	92	6,013
Roper Industries, Inc.	14	5,528
		11,541
Industrial Conglomerates – 1.5%		
3M Co.	36	5,823
Industrial Machinery – 8.0%		
Dover Corp.	55	5,966
Illinois Tool Works, Inc.	31	6,076
Otis Worldwide Corp.	100	6,239
Pentair, Inc.	137	6,275
Stanley Black & Decker, Inc.	38	6,164
		30,720
Trading Companies & Distributors – 1.6%		
W.W. Grainger, Inc.	17	6,072
Total Industrials – 25.1%		96,804
Information Technology		
Data Processing & Outsourced Services – 1.4%		
Automatic Data Processing, Inc.	40	5,573
Total Information Technology – 1.4%		5,573
Materials		
Industrial Gases – 3.0%		
Air Products and Chemicals, Inc.	20	5,937
Linde plc	24	5,669
		11,606
Paper Packaging – 1.6%		
Amcor plc	545	6,017

SCHEDULE OF INVESTMENTS IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND *(in thousands)*

SEPTEMBER 30, 2020

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 6.3%		
Albemarle Corp.	67	$ 5,960
Ecolab, Inc.	28	5,527
PPG Industries, Inc.	53	6,416
Sherwin-Williams Co. (The)	9	6,530
		24,433
Steel – 1.6%		
Nucor Corp.	136	6,083
Total Materials – 12.5%		48,139
Real Estate		
Residential REITs – 1.4%		
Essex Property Trust, Inc.	27	5,448
Retail REITs – 3.1%		
Federal Realty Investment Trust	80	$ 5,846
Realty Income Corp.	101	6,148
		11,994
Total Real Estate – 4.5%		17,442
Utilities		
Gas Utilities – 1.4%		
Atmos Energy Corp.	56	5,392
Multi-Utilities – 1.6%		
Consolidated Edison, Inc.	77	5,981
Total Utilities – 3.0%		11,373
TOTAL COMMON STOCKS – 99.7%		$383,990
(Cost: $329,695)		

SHORT-TERM SECURITIES	Shares	Value
Money Market Funds (A) – 0.0%		
State Street Institutional U.S. Government Money Market Fund – Premier Class, 0.030%	144	$ 144
TOTAL SHORT-TERM SECURITIES – 0.0%		$ 144
(Cost: $144)		
TOTAL INVESTMENT SECURITIES – 99.7%		$384,134
(Cost: $329,839)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		978
NET ASSETS – 100.0%		$385,112

Notes to Schedule of Investments

(A)Rate shown is the annualized 7-day yield at September 30, 2020.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2020. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$383,990	$ —	$ —
Short-Term Securities	144	—	—
Total	$ 384,134	$ —	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2020

(In thousands, except per share amounts)	Ivy ProShares Interest Rate Hedged High Yield Index Fund	Ivy ProShares MSCI ACWI Index Fund	Ivy ProShares Russell 2000 Dividend Growers Index Fund	Ivy ProShares S&P 500 Bond Index Fund	Ivy ProShares S&P 500 Dividend Aristocrats Index Fund
ASSETS					
Investments in unaffiliated securities at value+^	$36,568	$ 77,426	$77,482	$ 143,896	$ 384,134
Investments at Value	36,568	77,426	77,482	143,896	384,134
Cash	—	—	—	—*	—
Cash denominated in foreign currencies at value+	—	172	—	—	—
Restricted cash	230	—	—	—	—
Investment securities sold receivable	1,711	1,368	—	5,535	—
Dividends and interest receivable	595	165	194	1,234	819
Capital shares sold receivable	61	118	199	137	283
Receivable from affiliates	98	185	82	103	178
Receivable from securities lending income – net	—	—*	—*	—*	—
Variation margin receivable	30	—	—	—	—
Prepaid and other assets	31	31	32	35	44
Total Assets	39,324	79,465	77,989	150,940	385,458
LIABILITIES					
Cash collateral on securities loaned at value	—	1,126	1,072	—	—
Investment securities purchased payable	1,418	1,337	—	6,282	—
Capital shares redeemed payable	20	7	136	96	230
Independent Trustees and Chief Compliance Officer fees payable	1	2	2	2	6
Overdraft due to custodian	—	66	159	—	—
Distribution and service fees payable	—*	—*	—*	—*	—*
Shareholder servicing payable	6	10	11	20	42
Investment management fee payable	—*	1	1	1	4
Accounting services fee payable	4	5	4	6	11
Other liabilities	26	42	26	51	53
Total Liabilities	1,475	2,596	1,411	6,458	346
Total Net Assets	$37,849	$76,869	$76,578	$144,482	$ 385,112
NET ASSETS					
Capital paid in (shares authorized – unlimited)	$ 44,944	$ 58,311	$ 91,759	$ 130,984	$325,290
Accumulated earnings gain (loss)	(7,095)	18,558	(15,181)	13,498	59,822
Total Net Assets	$37,849	$76,869	$76,578	$144,482	$ 385,112
CAPITAL SHARES OUTSTANDING:					
Class A	352	1,490	173	433	295
Class E	119	138	108	155	210
Class I	3,752	4,392	7,149	12,401	23,609
Class N	N/A	N/A	1,375	N/A	6,298
Class R	104	N/A	N/A	105	83
NET ASSET VALUE PER SHARE:					
Class A	$8.74	$12.77	$8.70	$11.03	$12.63
Class E	$8.75	$12.77	$8.69	$11.03	$12.63
Class I	$8.75	$12.77	$8.70	$11.03	$12.63
Class N	N/A	N/A	$8.70	N/A	$12.63
Class R	$8.75	N/A	N/A	$11.03	$12.62
+COST					
Investments in unaffiliated securities at cost	$36,663	$ 61,146	$77,389	$ 133,980	$329,839
Cash denominated in foreign currencies at cost	—	174	—	—	—
^Securities loaned at value	—	1,104	1,050	227	—

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(In thousands)	Ivy ProShares Interest Rate Hedged High Yield Index Fund	Ivy ProShares MSCI ACWI Index Fund	Ivy ProShares Russell 2000 Dividend Growers Index Fund	Ivy ProShares S&P 500 Bond Index Fund	Ivy ProShares S&P 500 Dividend Aristocrats Index Fund
INVESTMENT INCOME					
Dividends from unaffiliated securities	$ —	$ 2,429	$ 2,874	$ —	$ 10,570
Foreign dividend withholding tax	—	(127)	—	—	—
Interest and amortization from unaffiliated securities	2,946	1	1	4,282	3
Securities lending income – net	—	9	7	1	19
Total Investment Income	2,946	2,312	2,882	4,283	10,592
EXPENSES					
Investment management fee	238	501	419	274	1,368
Distribution and service fees:					
Class A	7	44	4	10	8
Class E	3	4	3	4	6
Class R[(1)]	5	9	3	6	5
Shareholder servicing:					
Class A	1	19	3	2	4
Class E	1	2	1	1	5
Class I	72	90	149	218	492
Class N[(2)]	—*	4	2	—*	9
Class R[(1)]	2	4	2	3	3
Registration fees	68	70	72	74	88
Custodian fees	4	54	19	8	17
Independent Trustees and Chief Compliance Officer fees	7	36	7	18	22
Accounting services fee	37	63	55	67	128
Professional fees	65	73	45	52	49
Third-party valuation service fees	—	101	—	—	—
Listing, data and related fees	28	56	44	24	139
Other	16	25	20	21	37
Total Expenses	554	1,155	848	782	2,380
Less:					
Expenses in excess of limit	(228)	(377)	(164)	(214)	(427)
Total Net Expenses	326	778	684	568	1,953
Net Investment Income	2,620	1,534	2,198	3,715	8,639
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	(1,582)	5,492	(12,718)	4,263	9,551
Futures contracts	(1,691)	—	—	—	—
Foreign currency exchange transactions	—	23	—	—	—
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	(323)	6,162	(10,871)	2,488	(4,618)
Futures contracts	(351)	—	—	—	—
Foreign currency exchange transactions	—	2	—	—	—
Net Realized and Unrealized Gain (Loss)	(3,947)	11,679	(23,589)	6,751	4,933
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (1,327)	$13,213	$ (21,391)	$10,466	$13,572

**Not shown due to rounding.*

(1)Effective June 19, 2020, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund liquidated Class R.

(2)Effective September 1, 2020, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares S&P 500 Bond Index Fund liquidated Class N.

See Accompanying Notes to Financial Statements.

	Ivy ProShares Interest Rate Hedged High Yield Index Fund		Ivy ProShares MSCI ACWI Index Fund		Ivy ProShares Russell 2000 Dividend Growers Index Fund	
(In thousands)	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,620	$ 3,398	$ 1,534	$ 1,934	$ 2,198	$ 2,612
Net realized gain (loss) on investments	(3,273)	(3,474)	5,515	(2,160)	(12,718)	(2,214)
Net change in unrealized appreciation (depreciation)	(674)	661	6,164	1,987	(10,871)	3,029
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,327)	585	13,213	1,761	(21,391)	3,427
Distributions to Shareholders From:						
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(172)	(196)	(279)	(211)	(34)	(43)
Class E	(66)	(69)	(28)	(22)	(23)	(24)
Class I	(2,561)	(3,397)	(980)	(864)	(1,820)	(2,434)
Class N[(1)]	(50)	(63)	(575)	(604)	(472)	(783)
Class R[(2)]	(49)	(59)	(21)	(22)	(10)	(15)
Total Distributions to Shareholders	(2,898)	(3,784)	(1,883)	(1,723)	(2,359)	(3,299)
Capital Share Transactions	(18,200)	17,734	(46,832)	9,382	(29,825)	(6,271)
Net Increase (Decrease) in Net Assets	(22,425)	14,535	(35,502)	9,420	(53,575)	(6,143)
Net Assets, Beginning of Period	60,274	45,739	112,371	102,951	130,153	136,296
Net Assets, End of Period	$ 37,849	$60,274	$ 76,869	$ 112,371	$ 76,578	$ 130,153

(1)Effective September 1, 2020, Ivy ProShares Interest Rate Hedged High Yield Index Fund and Ivy ProShares MSCI ACWI Index Fund liquidated Class N.
(2)Effective June 19, 2020, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund liquidated Class R.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy ProShares S&P 500 Bond Index Fund		Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	
	Year ended 9-30-20	Year ended 9-30-19	Year ended 9-30-20	Year ended 9-30-19
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 3,715	$ 3,317	$ 8,639	$ 7,762
Net realized gain on investments	4,263	482	9,551	3,214
Net change in unrealized appreciation (depreciation)	2,488	9,762	(4,618)	24,013
Net Increase in Net Assets Resulting from Operations	10,466	13,561	13,572	34,989
Distributions to Shareholders From:				
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(105)	(91)	(90)	(61)
Class E	(41)	(37)	(76)	(51)
Class I	(3,661)	(3,111)	(10,009)	(9,112)
Class N(1)	(28)	(32)	(2,737)	(2,706)
Class R	(23)	(25)	(28)	(23)
Total Distributions to Shareholders	(3,858)	(3,296)	(12,940)	(11,953)
Capital Share Transactions	786	50,761	(8,483)	(9,356)
Net Increase (Decrease) in Net Assets	7,394	61,026	(7,851)	13,680
Net Assets, Beginning of Period	137,088	76,062	392,963	379,283
Net Assets, End of Period	$144,482	$137,088	$ 385,112	$392,963

(1)Effective September 1, 2020, Ivy ProShares S&P 500 Bond Index Fund liquidated Class N.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES INTEREST RATE HEDGED HIGH YIELD INDEX FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 9.44	$ 0.47	$(0.65)	$ (0.18)	$(0.52)	$ —	$(0.52)
Year ended 9-30-2019	10.05	0.54	(0.54)	0.00*	(0.51)	(0.10)	(0.61)
Year ended 9-30-2018	10.07	0.50	0.01	0.51	(0.48)	(0.05)	(0.53)
Year ended 9-30-2017[4]	10.00	0.20	0.01	0.21	(0.14)	—	(0.14)
Class E Shares							
Year ended 9-30-2020	9.44	0.48	(0.65)	(0.17)	(0.52)	—	(0.52)
Year ended 9-30-2019	10.05	0.54	(0.54)	0.00*	(0.51)	(0.10)	(0.61)
Year ended 9-30-2018	10.07	0.50	0.01	0.51	(0.48)	(0.05)	(0.53)
Year ended 9-30-2017[4]	10.00	0.20	0.01	0.21	(0.14)	—	(0.14)
Class I Shares							
Year ended 9-30-2020	9.44	0.50	(0.65)	(0.15)	(0.54)	—	(0.54)
Year ended 9-30-2019	10.05	0.56	(0.54)	0.02	(0.53)	(0.10)	(0.63)
Year ended 9-30-2018	10.07	0.53	0.00*	0.53	(0.50)	(0.05)	(0.55)
Year ended 9-30-2017[4]	10.00	0.22	0.00*	0.22	(0.15)	—	(0.15)
Class R Shares							
Year ended 9-30-2020	9.44	0.43	(0.65)	(0.22)	(0.47)	—	(0.47)
Year ended 9-30-2019	10.05	0.49	(0.54)	(0.05)	(0.46)	(0.10)	(0.56)
Year ended 9-30-2018	10.07	0.46	0.00*	0.46	(0.43)	(0.05)	(0.48)
Year ended 9-30-2017[4]	10.00	0.18	0.01	0.19	(0.12)	—	(0.12)

* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.*

(4) *For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.*

(5) *Annualized.*

(6) *Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 8.74	-1.89%	$ 3	0.90%	5.30%	1.25%	4.95%	39%
Year ended 9-30-2019	9.44	0.15	3	0.90	5.60	1.16	5.34	50
Year ended 9-30-2018	10.05	5.21	3	0.90	5.04	1.30	4.64	33
Year ended 9-30-2017[4]	10.07	2.15	3	0.90[5]	4.51[5]	1.00[5]	4.41[5]	27[6]
Class E Shares								
Year ended 9-30-2020	8.75	-1.76	1	0.88	5.33	1.30	4.91	39
Year ended 9-30-2019	9.44	0.15	1	0.90	5.60	1.19	5.31	50
Year ended 9-30-2018	10.05	5.21	1	0.90	5.04	1.26	4.68	33
Year ended 9-30-2017[4]	10.07	2.15	1	0.90[5]	4.51[5]	0.98[5]	4.43[5]	27[6]
Class I Shares								
Year ended 9-30-2020	8.75	-1.52	33	0.65	5.55	1.15	5.05	39
Year ended 9-30-2019	9.44	0.39	54	0.65	5.85	1.05	5.45	50
Year ended 9-30-2018	10.05	5.48	40	0.65	5.31	1.17	4.79	33
Year ended 9-30-2017[4]	10.07	2.24	15	0.65[5]	4.86[5]	0.89[5]	4.62[5]	27[6]
Class R Shares								
Year ended 9-30-2020	8.75	-2.31	1	1.40	4.80	1.72	4.48	39
Year ended 9-30-2019	9.44	-0.33	1	1.39	5.11	1.62	4.88	50
Year ended 9-30-2018	10.05	4.70	1	1.37	4.57	1.71	4.23	33
Year ended 9-30-2017[4]	10.07	1.95	1	1.37[5]	4.04[5]	1.46[5]	3.95[5]	27[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES MSCI ACWI INDEX FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$ 11.77	$ 0.14	$ 1.05	$ 1.19	$ (0.19)	$—	$ (0.19)
Year ended 9-30-2019	11.81	0.19	(0.06)	0.13	(0.17)	—	(0.17)
Year ended 9-30-2018	10.92	0.17	0.84	1.01	(0.12)	—*	(0.12)
Year ended 9-30-2017(4)	10.00	0.09	0.86	0.95	(0.03)	—	(0.03)
Class E Shares							
Year ended 9-30-2020	11.77	0.17	1.04	1.21	(0.21)	—	(0.21)
Year ended 9-30-2019	11.81	0.21	(0.07)	0.14	(0.18)	—	(0.18)
Year ended 9-30-2018	10.92	0.19	0.84	1.03	(0.14)	—*	(0.14)
Year ended 9-30-2017(4)	10.00	0.09	0.87	0.96	(0.04)	—	(0.04)
Class I Shares							
Year ended 9-30-2020	11.77	0.17	1.05	1.22	(0.22)	—	(0.22)
Year ended 9-30-2019	11.81	0.22	(0.07)	0.15	(0.19)	—	(0.19)
Year ended 9-30-2018	10.92	0.20	0.84	1.04	(0.15)	—*	(0.15)
Year ended 9-30-2017(4)	10.00	0.09	0.87	0.96	(0.04)	—	(0.04)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 12.77	10.23%	$ 19	0.89%	1.20%	1.36%	0.73%	22%
Year ended 9-30-2019	11.77	1.14	16	0.90	1.66	1.28	1.28	28
Year ended 9-30-2018	11.81	9.27	14	0.90	1.48	1.24	1.14	39
Year ended 9-30-2017[4]	10.92	9.50	10	0.90[5]	1.79[5]	1.31[5]	1.38[5]	51[6]
Class E Shares								
Year ended 9-30-2020	12.77	10.45	2	0.70	1.39	1.35	0.74	22
Year ended 9-30-2019	11.77	1.21	2	0.74	1.82	1.26	1.30	28
Year ended 9-30-2018	11.81	9.53	1	0.75	1.61	1.18	1.18	39
Year ended 9-30-2017[4]	10.92	9.56	1	0.75[5]	1.95[5]	1.28[5]	1.42[5]	51[6]
Class I Shares								
Year ended 9-30-2020	12.77	10.51	56	0.65	1.45	1.18	0.92	22
Year ended 9-30-2019	11.77	1.31	52	0.65	1.90	1.11	1.44	28
Year ended 9-30-2018	11.81	9.64	51	0.65	1.76	1.09	1.32	39
Year ended 9-30-2017[4]	10.92	9.60	26	0.65[5]	1.95[5]	1.18[5]	1.42[5]	51[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES RUSSELL 2000 DIVIDEND GROWERS INDEX FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$10.97	$ 0.19	$(2.26)	$(2.07)	$(0.20)	$ —	$(0.20)
Year ended 9-30-2019	10.97	0.19	0.06	0.25	(0.18)	(0.07)	(0.25)
Year ended 9-30-2018	10.44	0.16	0.51	0.67	(0.14)	—*	(0.14)
Year ended 9-30-2017(4)	10.00	0.07	0.39	0.46	(0.02)	—	(0.02)
Class E Shares							
Year ended 9-30-2020	10.97	0.21	(2.27)	(2.06)	(0.22)	—	(0.22)
Year ended 9-30-2019	10.97	0.21	0.05	0.26	(0.19)	(0.07)	(0.26)
Year ended 9-30-2018	10.44	0.17	0.51	0.68	(0.15)	—*	(0.15)
Year ended 9-30-2017(4)	10.00	0.07	0.39	0.46	(0.02)	—	(0.02)
Class I Shares							
Year ended 9-30-2020	10.98	0.21	(2.27)	(2.06)	(0.22)	—	(0.22)
Year ended 9-30-2019	10.97	0.22	0.06	0.28	(0.20)	(0.07)	(0.27)
Year ended 9-30-2018	10.44	0.19	0.51	0.70	(0.17)	—*	(0.17)
Year ended 9-30-2017(4)	10.00	0.09	0.37	0.46	(0.02)	—	(0.02)
Class N Shares							
Year ended 9-30-2020	10.98	0.21	(2.26)	(2.05)	(0.23)	—	(0.23)
Year ended 9-30-2019	10.97	0.22	0.06	0.28	(0.20)	(0.07)	(0.27)
Year ended 9-30-2018	10.44	0.20	0.50	0.70	(0.17)	—*	(0.17)
Year ended 9-30-2017(4)	10.00	0.09	0.37	0.46	(0.02)	—	(0.02)

Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 8.70	-19.03%	$ 2	0.88%	1.89%	1.08%	1.69%	71%
Year ended 9-30-2019	10.97	2.31	2	0.90	1.72	1.12	1.50	30
Year ended 9-30-2018	10.97	6.52	1	0.90	1.55	0.91	1.54	36
Year ended 9-30-2017[4]	10.44	4.55	1	0.90[5]	1.48[5]	1.05[5]	1.33[5]	12[6]
Class E Shares								
Year ended 9-30-2020	8.69	-18.97	1	0.71	2.08	1.04	1.75	71
Year ended 9-30-2019	10.97	2.48	1	0.73	1.93	0.96	1.70	30
Year ended 9-30-2018	10.97	6.63	1	0.79	1.67	0.91	1.54	36
Year ended 9-30-2017[4]	10.44	4.60	1	0.80[5]	1.59[5]	1.03[5]	1.36[5]	12[6]
Class I Shares								
Year ended 9-30-2020	8.70	-18.89	62	0.65	2.12	0.84	1.93	71
Year ended 9-30-2019	10.98	2.66	99	0.65	2.00	0.81	1.84	30
Year ended 9-30-2018	10.97	6.79	97	0.65	1.82	0.83	1.64	36
Year ended 9-30-2017[4]	10.44	4.65	33	0.65[5]	1.98[5]	0.94[5]	1.69[5]	12[6]
Class N Shares								
Year ended 9-30-2020	8.70	-18.87	12	0.63	2.11	0.66	2.08	71
Year ended 9-30-2019	10.98	2.66	27	0.64	2.00	—	—	30
Year ended 9-30-2018	10.97	6.79	36	0.65	1.93	0.66	1.92	36
Year ended 9-30-2017[4]	10.44	4.65	3	0.65[5]	2.08[5]	0.79[5]	1.94[5]	12[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 BOND INDEX FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$10.50	$0.27	$ 0.54	$ 0.81	$(0.28)	$—	$(0.28)
Year ended 9-30-2019	9.62	0.29	0.88	1.17	(0.29)	—	(0.29)
Year ended 9-30-2018	10.09	0.27	(0.50)	(0.23)	(0.24)	—*	(0.24)
Year ended 9-30-2017(4)	10.00	0.11	0.06	0.17	(0.08)	—	(0.08)
Class E Shares							
Year ended 9-30-2020	10.50	0.27	0.54	0.81	(0.28)	—	(0.28)
Year ended 9-30-2019	9.62	0.29	0.89	1.18	(0.30)	—	(0.30)
Year ended 9-30-2018	10.09	0.27	(0.49)	(0.22)	(0.25)	—*	(0.25)
Year ended 9-30-2017(4)	10.00	0.11	0.06	0.17	(0.08)	—	(0.08)
Class I Shares							
Year ended 9-30-2020	10.50	0.29	0.54	0.83	(0.30)	—	(0.30)
Year ended 9-30-2019	9.62	0.31	0.89	1.20	(0.32)	—	(0.32)
Year ended 9-30-2018	10.10	0.30	(0.51)	(0.21)	(0.27)	—*	(0.27)
Year ended 9-30-2017(4)	10.00	0.12	0.07	0.19	(0.09)	—	(0.09)
Class R Shares							
Year ended 9-30-2020	10.50	0.21	0.54	0.75	(0.22)	—	(0.22)
Year ended 9-30-2019	9.62	0.24	0.89	1.13	(0.25)	—	(0.25)
Year ended 9-30-2018	10.09	0.22	(0.50)	(0.28)	(0.19)	—*	(0.19)
Year ended 9-30-2017(4)	10.00	0.08	0.07	0.15	(0.06)	—	(0.06)

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$ 11.03	7.80%	$ 5	0.65%	2.47%	0.69%	2.43%	64%
Year ended 9-30-2019	10.50	12.46	4	0.65	2.92	0.69	2.88	33
Year ended 9-30-2018	9.62	-2.26	3	0.65	2.73	0.70	2.68	79
Year ended 9-30-2017[4]	10.09	1.69	3	0.65[5]	2.34[5]	—	—	45[6]
Class E Shares								
Year ended 9-30-2020	11.03	7.86	1	0.59	2.54	0.72	2.41	64
Year ended 9-30-2019	10.50	12.52	1	0.60	2.98	0.72	2.86	33
Year ended 9-30-2018	9.62	-2.22	1	0.60	2.79	0.69	2.70	79
Year ended 9-30-2017[4]	10.09	1.71	1	0.60[5]	2.39[5]	0.64[5]	2.35[5]	45[6]
Class I Shares								
Year ended 9-30-2020	11.03	8.07	137	0.40	2.73	0.56	2.57	64
Year ended 9-30-2019	10.50	12.74	130	0.40	3.17	0.61	2.96	33
Year ended 9-30-2018	9.62	-2.02	70	0.40	3.02	0.60	2.82	79
Year ended 9-30-2017[4]	10.10	1.78	34	0.40[5]	2.65[5]	0.54[5]	2.51[5]	45[6]
Class R Shares								
Year ended 9-30-2020	11.03	7.25	1	1.14	1.99	—	—	64
Year ended 9-30-2019	10.50	11.91	1	1.15	2.43	1.18	2.40	33
Year ended 9-30-2018	9.62	-2.76	1	1.15	2.23	1.19	2.19	79
Year ended 9-30-2017[4]	10.09	1.50	1	1.13[5]	1.85[5]	—	—	45[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PROSHARES S&P 500 DIVIDEND ARISTOCRATS INDEX FUND

	Net Asset Value, Beginning of Period	Net Investment Income(1)	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2020	$12.66	$0.24	$ 0.11	$0.35	$(0.23)	$(0.15)	$(0.38)
Year ended 9-30-2019	11.96	0.21	0.83	1.04	(0.22)	(0.12)	(0.34)
Year ended 9-30-2018	10.62	0.21	1.30	1.51	(0.17)	—*	(0.17)
Year ended 9-30-2017(4)	10.00	0.08	0.56	0.64	(0.02)	—	(0.02)
Class E Shares							
Year ended 9-30-2020	12.67	0.26	0.10	0.36	(0.25)	(0.15)	(0.40)
Year ended 9-30-2019	11.96	0.22	0.84	1.06	(0.23)	(0.12)	(0.35)
Year ended 9-30-2018	10.62	0.21	1.30	1.51	(0.17)	—*	(0.17)
Year ended 9-30-2017(4)	10.00	0.08	0.56	0.64	(0.02)	—	(0.02)
Class I Shares							
Year ended 9-30-2020	12.67	0.27	0.10	0.37	(0.26)	(0.15)	(0.41)
Year ended 9-30-2019	11.96	0.24	0.84	1.08	(0.25)	(0.12)	(0.37)
Year ended 9-30-2018	10.62	0.24	1.30	1.54	(0.20)	—*	(0.20)
Year ended 9-30-2017(4)	10.00	0.09	0.56	0.65	(0.03)	—	(0.03)
Class N Shares							
Year ended 9-30-2020	12.67	0.27	0.10	0.37	(0.26)	(0.15)	(0.41)
Year ended 9-30-2019	11.96	0.24	0.84	1.08	(0.25)	(0.12)	(0.37)
Year ended 9-30-2018	10.62	0.25	1.29	1.54	(0.20)	—*	(0.20)
Year ended 9-30-2017(4)	10.00	0.09	0.56	0.65	(0.03)	—	(0.03)
Class R Shares							
Year ended 9-30-2020	12.65	0.19	0.10	0.29	(0.17)	(0.15)	(0.32)
Year ended 9-30-2019	11.95	0.15	0.83	0.98	(0.16)	(0.12)	(0.28)
Year ended 9-30-2018	10.62	0.15	1.29	1.44	(0.11)	—*	(0.11)
Year ended 9-30-2017(4)	10.00	0.05	0.57	0.62	—	—	—

** Not shown due to rounding.*

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from April 20, 2017 (commencement of operations of the class) through September 30, 2017.

(5) Annualized.

(6) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the period ended September 30, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2020	$12.63	2.88%	$ 4	0.74%	2.01%	0.84%	1.91%	40%
Year ended 9-30-2019	12.66	9.04	3	0.75	1.79	0.89	1.65	28
Year ended 9-30-2018	11.96	14.29	2	0.75	1.87	0.81	1.81	27
Year ended 9-30-2017[4]	10.62	6.39	1	0.75[5]	1.63[5]	0.86[5]	1.52[5]	4[6]
Class E Shares								
Year ended 9-30-2020	12.63	2.94	3	0.60	2.12	0.93	1.79	40
Year ended 9-30-2019	12.67	9.14	2	0.73	1.82	0.94	1.61	28
Year ended 9-30-2018	11.96	14.29	1	0.75	1.87	0.76	1.86	27
Year ended 9-30-2017[4]	10.62	6.39	1	0.75[5]	1.64[5]	0.81[5]	1.58[5]	4[6]
Class I Shares								
Year ended 9-30-2020	12.63	3.07	297	0.50	2.21	0.64	2.07	40
Year ended 9-30-2019	12.67	9.39	301	0.50	2.04	0.69	1.85	28
Year ended 9-30-2018	11.96	14.56	282	0.50	2.14	0.65	1.99	27
Year ended 9-30-2017[4]	10.62	6.49	87	0.50[5]	1.97[5]	0.72[5]	1.75[5]	4[6]
Class N Shares								
Year ended 9-30-2020	12.63	3.07	80	0.50	2.24	0.50	2.24	40
Year ended 9-30-2019	12.67	9.40	86	0.50	2.03	0.53	2.00	28
Year ended 9-30-2018	11.96	14.56	93	0.49	2.17	—	—	27
Year ended 9-30-2017[4]	10.62	6.49	3	0.50[5]	1.89[5]	0.57[5]	1.82[5]	4[6]
Class R Shares								
Year ended 9-30-2020	12.62	2.37	1	1.19	1.53	—	—	40
Year ended 9-30-2019	12.65	8.50	1	1.26	1.28	1.28	1.26	28
Year ended 9-30-2018	11.95	13.61	1	1.26	1.35	—	—	27
Year ended 9-30-2017[4]	10.62	6.20	1	1.29[5]	1.09[5]	1.35[5]	1.03[5]	4[6]

See Accompanying Notes to Financial Statements.

SEPTEMBER 30, 2020

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the “Trust”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund (each, a “Fund”) are five series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds’ Prospectus and Statement of Additional Information (“SAI”). Each Fund’s investment manager is Ivy Investment Management Company (“IICO” or the “Manager”).

Each Fund offered Class A, Class E, Class I, Class N and Class R shares. Effective June 19, 2020, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund liquidated Class R. Effective September 1, 2020, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares S&P 500 Bond Index Fund liquidated Class N. Class A and Class E shares are sold at their offering price, which is normally net asset value (“NAV”) plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge (“CDSC”) is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Effective October 1, 2020, Class A shares carry a CDSC on shares purchased at NAV for $500,000 or more that are subsequently redeemed within 12 months of purchase. Class I, Class N and Class R shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, E and R have a distribution and service plan. Class I shares and Class N shares are not included in the plan.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund’s accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the “Board”). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange (“NYSE”), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds’ tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United

States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

The London Interbank Offered Rate "LIBOR" is an indicative measure of the average interest rate at which major global banks could borrow from one another. LIBOR is quoted in multiple currencies and multiple time frames using data reported by private-sector banks. LIBOR is used extensively in the United States and globally as a "benchmark" or "reference rate" for various commercial and financial contracts, including corporate and municipal bonds and loans, floating rate mortgages, asset-backed securities, consumer loans, and interest rate swaps and other derivatives.

It is expected that a number of private-sector banks currently reporting information used to set LIBOR will stop doing so after 2021 when their current reporting commitment ends, which could either cause LIBOR to stop publication immediately or cause LIBOR's regulator to determine that its quality has degraded to the degree that it is no longer representative of its underlying market.

Management believes that, with respect to any significant investments by the Funds in instruments linked to LIBOR, the impact on investments and discontinuation of LIBOR may represent a significant risk.

However, management acknowledges that the anticipated transition away from LIBOR will occur after 2021 and certain of the current investments will mature prior to that time. Furthermore, the ways in which LIBOR's discontinuation potentially could impact the Funds' investments is not fully known. The extent of that impact may vary depending on various factors, which include, but are not limited to: (i) existing fallback or termination provisions in individual contracts and (ii) whether, how, and when industry participants develop and adopt new successor reference rates and/or fallbacks for both legacy and new instruments.

In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by a Fund, or (iii) reduced effectiveness of related Fund transactions, such as hedging.

As the impacts of the transition become clearer during the next year, management will be evaluating the impacts of these changes.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. This coronavirus has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty.

The individual Funds herein have adopted a Liquidity Risk Management Program (the "Program"). The Fund's board has designated a Liquidity Risk Management Committee (the "Committee") as the administrator of the Program. The Committee or delegates of the Committee conduct the day-to-day operation of the Program. Under the Program, the Committee manages the Fund's liquidity risk, which is the risk that any Fund could not meet shareholder redemption requests without significant dilution of remaining shareholders' interests in the Fund. This risk is managed by monitoring the degree of liquidity of the Fund's investments, limiting the amount of the Fund's illiquid investments, and utilizing various risk management tools and facilities available to the Fund for meeting shareholder redemptions, among other means. The Committee's process of determining the degree of liquidity of the Fund's investments is supported by one or more third-party liquidity assessment vendors. The Fund's board reviewed a report prepared by a designee of the Committee regarding the operation, adequacy and effectiveness of the Program from the period June 1, 2019, through March 31, 2020. The report described the Program's liquidity classification methodology and the methodology in establishing a Fund's Highly Liquid Investment Minimum ("HLIM"), if necessary. The Committee reported that during the period covered by the report, there were no material changes to the Program and no significant liquidity events impacting the Fund or its ability to timely meet redemptions without dilution to existing shareholders. In addition, the Committee provided its assessment that the Program, including the operation of each Fund's HLIM, where applicable, had been effective in managing the Fund's liquidity risk.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. IICO, pursuant to authority delegated by the Board, has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable inputs such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S.

markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Futures Contracts. Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy ProShares Interest Rate Hedged High Yield Index Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk).

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2020:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy ProShares Interest Rate Hedged High Yield Index Fund	Interest rate		$—	Unrealized depreciation on futures contracts*	$61

* *The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended September 30, 2020.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2020:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy ProShares Interest Rate Hedged High Yield Index Fund	Interest rate	$—	$—	$(1,691)	$—	$—	$(1,691)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2020:

		Net change in unrealized appreciation (depreciation) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy ProShares Interest Rate Hedged High Yield Index Fund	Interest rate	$—	$—	$(351)	$—	$—	$(351)

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended September 30, 2020, the average derivative volume was as follows:

Fund	Forward foreign currency contracts(1)	Long futures contracts(2)	Short futures contracts(2)	Swap agreements(3)	Purchased options(2)	Written options(2)
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$—	$—	$45,711	$—	$—	$—

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $5,000M	Over $5,000M
Ivy ProShares Interest Rate Hedged High Yield Index Fund	0.50%	0.48%	0.46%	0.45%
Ivy ProShares MSCI ACWI Index Fund	0.45	0.43	0.41	0.40
Ivy ProShares Russell 2000 Dividend Growers Index Fund	0.40	0.38	0.36	0.35
Ivy ProShares S&P 500 Bond Index Fund	0.20	0.18	0.16	0.15
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	0.35	0.33	0.31	0.30

IICO has entered into a Subadvisory Agreement with the following entity on behalf of the Funds:

Under an agreement between IICO and ProShare Advisors LLC ("ProShare Advisors"), ProShare Advisors serves as subadviser to the Funds. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"). Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Listing, Data and Related Fees. The Funds may incur costs relating to their initial and ongoing listing on an exchange. Additionally, a Fund may enter into a license agreement for the right to use an Index and its Trade Mark(s) and to receive data related to the index from the index provider. The portion of such costs attributed to each Fund is reflected on the Statements of Operations as "Listing, data and related fees".

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of certain Class A and Class E shares and is paid to IDI. During the year ended September 30, 2020, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales	CDSC		Commissions
	Commissions	Class A	Class E	Paid(1)
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ —*	$—	$—	$ —*
Ivy ProShares MSCI ACWI Index Fund	26	—	—	22
Ivy ProShares Russell 2000 Dividend Growers Index Fund	1	—*	—	1
Ivy ProShares S&P 500 Bond Index Fund	1	—	—	1
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	3	—*	—	1

* *Not shown due to rounding.*

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended September 30, 2020 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy ProShares Interest Rate Hedged High Yield Index Fund	All Classes	Contractual	4-20-2017	1-31-2021	N/A	$152(1)	Investment Management Fee
	Class A	Contractual	4-20-2017	1-31-2021	0.90%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-20-2017	7-31-2021	0.81%(2)	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-20-2017	1-31-2021	0.65%	$ 74	Shareholder Servicing
Ivy ProShares MSCI ACWI Index Fund	All Classes	Contractual	4-20-2017	1-31-2021	N/A	$254(1)	Investment Management Fee
	Class A	Contractual	4-20-2017	1-31-2021	0.89%(3)	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-20-2017	7-31-2021	0.70%(4)	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-20-2017	1-31-2021	0.65%	$ 93	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	0.65%	$ 4	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	Not to exceed Class I	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy ProShares Russell 2000 Dividend Growers Index Fund	All Classes	Contractual	4-20-2017	1-31-2021	N/A	$ 30(1)	Investment Management Fee
	Class A	Contractual	4-20-2017	1-31-2021	0.88%(3)	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-20-2017	7-31-2021	0.71%(5)	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-20-2017	1-31-2021	0.65%	$ 128	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	0.65%	$ —	N/A
	Class N	Contractual	4-20-2017	1-31-2021	Not to exceed Class I	$ —	N/A
Ivy ProShares S&P 500 Bond Index Fund	Class A	Contractual	4-20-2017	1-31-2021	0.65%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-20-2017	7-31-2021	0.59%(6)	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-20-2017	1-31-2021	0.40%	$ 210	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	0.40%	$ —*	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	Not to exceed Class I	$ —	N/A
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	Class A	Contractual	4-20-2017	1-31-2021	0.74%(7)	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	4-20-2017	7-31-2021	0.60%(8)	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	4-20-2017	1-31-2021	0.50%	$ 416	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	0.50%	$ —*	Shareholder Servicing
	Class N	Contractual	4-20-2017	1-31-2021	Not to exceed Class I	$ —	N/A

Not shown due to rounding.

(1) Due to Class A, Class E, Class I and/or Class N contractual expense limits, investment management fees were waived for all share classes.

(2) Reflects the lower expense limit which went into effect June 1, 2020. Prior to June 1, 2020, the expense limit in effect was 0.89%. Prior to January 1, 2020, the expense limit in effect was 0.90%.

(3) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.90%.

(4) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.71%.

(5) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.72%.

(6) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.60%.

(7) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.75%.

(8) Reflects the lower expense limit which went into effect January 1, 2020. Prior to January 1, 2020, the expense limit in effect was 0.62%.

Any amounts due to the Funds as a reimbursement but not paid as of September 30, 2020 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC (“Order”), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the “Funds” only for purposes of this footnote 6) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement (“Interfund Lending Program”). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an “Interfund Loan”), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2020.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2020, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$—	$ 18,215	$—	$ 38,158
Ivy ProShares MSCI ACWI Index Fund	—	24,176	—	70,615
Ivy ProShares Russell 2000 Dividend Growers Index Fund	—	73,738	—	99,642
Ivy ProShares S&P 500 Bond Index Fund	—	88,483	—	86,669
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	—	156,461	—	169,816

8. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of September 30, 2020 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of September 30, 2020:

Fund	Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy ProShares MSCI ACWI Index Fund	$ 1,104	$ 1,126	$ 35	$ 1,161
Ivy ProShares Russell 2000 Dividend Growers Index Fund	1,050	1,072	—	1,072
Ivy ProShares S&P 500 Bond Index Fund	227	—	232	232

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy ProShares Interest Rate Hedged High Yield Index Fund				Ivy ProShares MSCI ACWI Index Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	38	$ 332	23	$ 218	285	$ 3,413	270	$ 3,059
Class E	17	153	20	190	10	121	19	212
Class I	662	5,978	3,013	29,012	1,085	12,931	1,475	16,462
Class N(2)	—	—	—	—	621	7,056	—	—
Class R(1)	—*	4	3	28	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	1	11	1	8	11	132	8	86
Class E	2	14	1	8	—*	7	—*	4
Class I	253	2,276	311	2,964	58	702	49	547
Class N(2)	—	—	—	—	49	575	—	—
Class R(1)	—*	1	—*	2	—	—	—	—
Shares redeemed:								
Class A	(12)	(107)	(6)	(52)	(168)	(2,022)	(131)	(1,470)
Class E	(22)	(184)	(1)	(11)	(3)	(37)	(1)	(10)
Class I	(2,894)	(25,787)	(1,534)	(14,633)	(1,211)	(14,254)	(1,360)	(15,325)
Class N(2)	(100)	(891)	—	—	(4,067)	(53,090)	—	—
Class R(1)	—*	—*	—*	—*	(199)	(2,366)	—	—
Net increase (decrease)	(2,055)	$(18,200)	1,831	$ 17,734	(3,529)	(46,832)	835	$ 9,382

	Ivy ProShares Russell 2000 Dividend Growers Index Fund				Ivy ProShares S&P 500 Bond Index Fund			
	Year ended 9-30-20		Year ended 9-30-19		Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	51	$ 496	113	$ 1,196	116	$ 1,272	57	$ 582
Class E	10	104	14	148	20	211	20	202
Class I	2,107	20,664	2,960	31,511	5,073	54,442	8,033	79,242
Class N(2)	704	6,783	110	1,186	—	—	—	—
Class R(1)	—	—	—	—	1	12	4	35
Shares issued in reinvestment of distributions to shareholders:								
Class A	1	10	1	14	2	21	—*	3
Class E	1	5	—*	3	1	13	1	7
Class I	166	1,597	180	1,919	319	3,412	276	2,727
Class N(2)	49	472	73	783	—	—	—	—
Class R(1)	—	—	—*	—*	—*	1	—*	1
Shares redeemed:								
Class A	(70)	(698)	(57)	(607)	(36)	(379)	(9)	(86)
Class E	(2)	(20)	(1)	(14)	(6)	(62)	(1)	(13)
Class I	(4,150)	(41,798)	(2,934)	(31,400)	(5,347)	(57,039)	(3,233)	(31,938)
Class N(2)	(1,840)	(16,724)	(1,022)	(11,010)	(100)	(1,116)	—	—
Class R(1)	(80)	(716)	—	—	—*	(2)	—*	(1)
Net increase (decrease)	(3,053)	$(29,825)	(563)	$ (6,271)	43	$ 786	5,148	$ 50,761

	Ivy ProShares S&P 500 Dividend Aristocrats Index Fund			
	Year ended 9-30-20		Year ended 9-30-19	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	122	$ 1,476	70	$ 830
Class E	36	453	68	777
Class I	6,522	79,126	9,504	111,338
Class N	2,706	31,107	698	8,218
Class R	25	293	2	23
Shares issued in reinvestment of distributions to shareholders:				
Class A	3	41	2	18
Class E	4	44	2	24
Class I	727	8,966	644	7,505
Class N	223	2,737	233	2,706
Class R	—*	1	—*	—*
Shares redeemed:				
Class A	(39)	(491)	(34)	(397)
Class E	(11)	(130)	(10)	(111)
Class I	(7,386)	(88,624)	(9,933)	(117,510)
Class N	(3,436)	(43,176)	(1,934)	(22,777)
Class R	(24)	(306)	—*	—*
Net decrease	(528)	$ (8,483)	(688)	$ (9,356)

* *Not shown due to rounding.*

(1) *Effective June 19, 2020, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares Russell 2000 Dividend Growers Index Fund liquidated Class R.*

(2) *Effective September 1, 2020, Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund and Ivy ProShares S&P 500 Bond Index Fund liquidated Class N.*

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2020 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ 36,669	$ 1,177	$ 1,278	$ (101)
Ivy ProShares MSCI ACWI Index Fund	61,759	22,136	6,469	15,667
Ivy ProShares Russell 2000 Dividend Growers Index Fund	82,350	3,725	8,593	(4,868)
Ivy ProShares S&P 500 Bond Index Fund	133,981	10,332	417	9,915
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	339,529	72,654	28,049	44,605

For Federal income tax purposes, the Funds' undistributed earnings and profit for the year ended September 30, 2020 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ 105	$ —	$—	$—	$—
Ivy ProShares MSCI ACWI Index Fund	833	2,061	—	—	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund	222	—	—	—	—
Ivy ProShares S&P 500 Bond Index Fund	355	3,230	—	—	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	1,840	13,381	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that are generated between January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2020 and 2019 were as follows:

	September 30, 2020		September 30, 2019	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$2,898	$ —	$3,392	$392
Ivy ProShares MSCI ACWI Index Fund	1,883	—	1,723	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund	2,359	—	3,299	—
Ivy ProShares S&P 500 Bond Index Fund	3,858	—	3,296	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	9,470	3,470	11,817	136

(1) *Includes short-term capital gains distributed, if any.*

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2020 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of September 30, 2020, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ 2,418	$4,681
Ivy ProShares MSCI ACWI Index Fund	—	—
Ivy ProShares Russell 2000 Dividend Growers Index Fund	3,368	7,165
Ivy ProShares S&P 500 Bond Index Fund	—	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At September 30, 2020, the following reclassifications were made:

Fund	Accumulated Earnings Gain (Loss)	Paid-In Capital
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ —	$ —
Ivy ProShares MSCI ACWI Index Fund	(1,288)	1,288
Ivy ProShares Russell 2000 Dividend Growers Index Fund	—	—
Ivy ProShares S&P 500 Bond Index Fund	—	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	—	—

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy ProShares Interest Rate Hedged High Yield Index Fund, Ivy ProShares MSCI ACWI Index Fund, Ivy ProShares Russell 2000 Dividend Growers Index Fund, Ivy ProShares S&P 500 Bond Index Fund, and Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of September 30, 2020, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for the years ended September 30, 2020, 2019, 2018, and for the period from April 20, 2017 (commencement of operations) through September 30, 2017, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds as of September 30, 2020, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the years ended September 30, 2020, 2019, 2018, and the period from April 20, 2017 (commencement of operations) through September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of September 30, 2020, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
November 24, 2020

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2020:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ —	$ —
Ivy ProShares MSCI ACWI Index Fund	1,031,506	1,857,694
Ivy ProShares Russell 2000 Dividend Growers Index Fund	2,329,729	2,329,323
Ivy ProShares S&P 500 Bond Index Fund	—	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	9,024,853	9,432,460

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ —
Ivy ProShares MSCI ACWI Index Fund	1,288,000
Ivy ProShares Russell 2000 Dividend Growers Index Fund	—
Ivy ProShares S&P 500 Bond Index Fund	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	3,469,960

The Funds utilized the following earnings and profits distributed to shareholders on the redemption of shares as part of the dividends paid deduction:

Ivy ProShares Interest Rate Hedged High Yield Index Fund	$ —
Ivy ProShares MSCI ACWI Index Fund	1,288,000
Ivy ProShares Russell 2000 Dividend Growers Index Fund	—
Ivy ProShares S&P 500 Bond Index Fund	—
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund	—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (10 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH") and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Independent Trustees

The following table provides information regarding each Independent Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Emeritus Dean and Professor of Law, Washburn University School of Law (1973 to present).	84	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company, Dakota Capital Life Insurance Company (Insurance), and U.S. Alliance Corporation, Montana (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (WRA Funds) (1997-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1997 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
H. Jeffrey Dobbs 6300 Lamar Avenue Overland Park, KS 66202 1955	Trustee	2019	Global Sector Chairman, Industrial Manufacturing, KPMG LLP (2010-2015).	84	Director, Valparaiso University (2012 to present); Director, TechAccel LLC (Tech R&D) (2015 to present); Board Member, Kansas City Repertory Theatre (2015 to present); Board Member, PatientsVoices, Inc. (healthcare) (2018 to present); Board Member, Kansas City Campus for Animal Care (2018 to present); Director, National Association of Manufacturers (2010-2015); Director, The Children's Center (2003-2015); Director, Metropolitan Affairs Coalition (2003-2015); Director, Michigan Roundtable for Diversity and Inclusion (2003-2015); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present); Partner, 1788 Chicken, LLC (food franchise) (2016 to present).	84	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	President (2020 to present), Interim President (2019-2020), Vice President (2010-2019) and Dean (2010-2019), College of Law, University of Oklahoma; Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998-2019); Managing Member, St. Clair, LLC (commercial enterprises) (2019 to present).	84	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, WRA Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, Ivy NextShares (2016-2019); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present) (28 portfolios overseen); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present) (10 portfolios overseen); Independent Chairman and Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996-2019); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	84	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Sandra A.J. Lawrence 6300 Lamar Avenue Overland Park, KS 66202 1957	Trustee	2019	Retired, formerly, Chief Administrative Officer, Children's Mercy Hospitals and Clinics (2016-2019); CFO, Children's Mercy Hospitals and Clinics (2005-2016).	84	Director, Hall Family Foundation (1993 to present); Director, Westar Energy (utility) (2004-2018); Trustee, Nelson-Atkins Museum of Art (non-profit) (2007-2020); Director, Turn the Page KC (non-profit) (2012-2016); Director, Kansas Metropolitan Business and Healthcare Coalition (non-profit) (2017-2019); Director, National Association of Corporate Directors (non-profit) (2017 to present); Director, American Shared Hospital Services (medical device) (2017 to present); Director, Evergy, Inc., Kansas City Power & Light Company, KCP&L Greater Missouri Operations Company, Westar Energy, Inc. and Kansas Gas and Electric Company (related utility companies) (2018 to present); Director, Stowers (research) (2018); Co-Chair, Women Corporate Directors (director education) (2018-2020); Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2019 to present) (1 portfolio overseen).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	84	Trustee, WRA Funds (1996-2018); Trustee, Ivy NextShares (2017-2019); Trustee, Ivy VIP (1996 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2017 to present) (1 portfolio overseen).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	84	Director, Executive Board, Cox Business School, Southern Methodist University (1998-2019); Lead Director, Northwestern Mutual Funds (2003-2017) (29 portfolios overseen); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	84	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, WRA Funds (2017-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (2017 to present) (28 portfolios overseen); Trustee, InvestEd (2017 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).

Interested Trustees

Messrs. Herrmann and Sanders are "interested" by virtue of their current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company ("IICO"), each Fund's principal underwriter, Ivy Distributors, Inc. ("IDI"), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (2001-2016).	84	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, WRA Funds (1998-2018); Trustee, Ivy NextShares (2016-2019); Trustee, Ivy VIP (1998 to present) (28 portfolios overseen); Trustee, InvestEd (2001 to present) (10 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (2013 to present) (1 portfolio overseen).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	Trustee	2019	CEO, WDR (2016 to present); President, CEO and Chairman, IICO (2016 to present); President, CEO and Chairman, WRIMCO (2016-2018); CIO, WDR (2011-2019); CIO, IICO (2010-2019); CIO, WRIMCO (2010-2018); President of each of the funds in the Fund Complex (2016 to present).	84	Trustee, Ivy NextShares (2019); Trustee, Ivy VIP (2019 to present) (28 portfolios overseen); Trustee, InvestEd (2019 to present) (10 portfolios overseen);Trustee, Ivy High Income Opportunities Fund, (2019 to present) (1 portfolio overseen).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed, IICO and IDI (2018 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer	2008 2008 2008	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present).
Philip J. Sanders** 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO (2016 to present) and WRIMCO (2016-2018); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011-2019); CIO of IICO (2010-2019) and WRIMCO (2010-2018).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO (2006 to present) and WRIMCO (2006-2018).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the other Trusts within the Fund Complex, until his appointment as President in 2016.

(UNAUDITED)

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on August 11th and 12th, 2020, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, and the continuance of the Investment Subadvisory Agreements between IICO and:

- Apollo Credit Management, LLC (with respect to the Ivy Apollo Multi-Asset Income Fund and Ivy Apollo Strategic Income Fund)
- LaSalle Investment Management Securities, LLC and LaSalle Investment Management Securities B.V. (with respect to the Ivy LaSalle Global Real Estate Fund and the Ivy Apollo Multi-Asset Income Fund)
- Mackenzie Investments Europe Limited and Mackenzie Investments Asia Limited (with respect to the Ivy International Small Cap Fund)
- Pictet Asset Management Limited and Pictet Asset Management (Singapore) Pte Ltd. (with respect to the Ivy Emerging Markets Local Currency Debt Fund and the Ivy Targeted Return Bond Fund), and Pictet Asset Management Limited and Pictet Asset Management SA (with respect to the Ivy Targeted Return Bond Fund)
- PineBridge Investments, LLC (with respect to the Ivy PineBridge High Yield Fund)
- ProShare Advisors, LLC (with respect to the Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, the Ivy ProShares Russell 2000 Dividend Growers Index Fund, the Ivy ProShares Interest Rate Hedged High Yield Index Fund, the Ivy ProShares S&P 500 Bond Index Fund and the Ivy ProShares MSCI ACWI Index Fund)
- Pzena Investment Management, LLC (with respect to the Ivy Pzena International Value Fund)
- Securian Asset Management, Inc. (with respect to the Ivy Securian Core Bond Fund and the Ivy Securian Real Estate Securities Fund)
- Wilshire Associates Incorporated (with respect to the Ivy Wilshire Global Allocation Fund)

Each subadviser is referred to herein as a "Subadviser," and the Management Agreement and the Investment Subadvisory Agreements are referred to collectively herein as the "Agreements."

The Board's Independent Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of IICO and the Subadvisers. Independent legal counsel explained the factors that the Board should consider as part of its review of the Agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO and the Subadvisers, profitability (including any fall-out benefits) from IICO's and the Subadvisers' relationships with each series of the Trust (each, a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO and each Subadviser in response to 15(c) due diligence request lists submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to IICO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2020. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 11-12, 2020 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by IICO and each Subadviser, taking into account the large amount of materials produced by IICO and the Subadvisers in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the performance of the Funds, IICO's investment risk management function, and the on-going changes IICO and its affiliates has been undertaking for the Trust and the overall fund complex. As such, the Board examined all of IICO's activities in light of performance and expense structure, as well as the proposed overall rationalization of the Ivy Funds complex, which is designed to provide economies of scale to the shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of IICO and each Subadviser, as well as the other services provided to the Funds by IICO and each Subadviser, as applicable (*e.g.,* managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and its committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO and each Subadviser, noting the resources that each entity has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO and each Subadviser were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with the Funds

The Board next discussed whether IICO or any Subadviser derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency and shareholder servicing fees that Waddell & Reed Services Company ("WISC"), an affiliate of IICO, has provided to the Funds. The Board took note of the caps that management previously had agreed to on shareholder servicing costs. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by other affiliates of IICO, including distribution, administrative and Fund accounting services, and, as discussed above, shareholder servicing. The Board also considered that WISC has outsourced certain of its transactional processing operations to a sub-agent, which is designed to promote, and has achieved, greater efficiencies and savings for Fund shareholders over time. After full consideration of these and other factors, the Board concluded that none of IICO, any Subadviser or any of their affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with IICO or any Investment Subadvisory Agreement with a Subadviser.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the fact that as a Fund's assets have grown, the expenses of that Fund generally have fallen. Additionally, in that regard, the Board considered the various initiatives that IICO has recently undertaken, and continues to implement, in seeking to rationalize the Ivy Funds complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing in particular on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective benchmark index and peer funds for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective benchmark index, the Board recognized that IICO, or the applicable Subadviser, had taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation and fee reduction arrangements entered into by IICO in light of the services provided by IICO and each Subadviser. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that IICO charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that IICO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged the independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to all funds within the Ivy Funds complex. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of IICO's services to the Funds;
2. Management fees and expenses in the context of performance;
3. Product category expenses, including peers;
4. Profit margins of IICO's parent from supplying such services;
5. Subadviser and institutional fee analyses; and
6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that IICO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2020, approximately 23% of the funds within the Ivy Funds complex were in the top quartile of performance and 55% of the Funds were in the top two quartiles of performance and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 50% of the funds within the Ivy Funds complex were in the top two quartiles in the one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at IICO, including investment management depth, ability to attract top talent, proactive management, performance-focused culture, economic analysis and an effective trading infrastructure.

The report further indicated that total expenses of the funds in the complex, on average, were reasonable in relation to the average total expenses of their respective group of peer funds and that their net management fees were reasonable in relation to the average net management fees of their respective groups of peer funds. The report also stated that the management fees IICO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees IICO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the Funds' shareholders generally are benefitting from lower expenses as the funds' assets grow.

The report also noted that the overall profitability of IICO's parent relative to other complexes is reasonable.

Finally, the report also examined the fees that IICO retains on Funds that are subadvised by unaffiliated Subadvisers and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that IICO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds likewise are reasonable relative to the industry.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by IICO and its affiliates and expenses incurred by the funds within the Ivy Funds complex in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Agreements.

(UNAUDITED)

FACTS	What does Ivy Funds do with your personal information?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. The information can include:
	• Social Security Number and income,
	• Assets and transaction history, and
	• Checking account information and wire transfer instructions.
	When you are no longer our customer, we continue to share your information as described in this notice.
How?	All financial companies need to share customers' personal information to conduct everyday business. In the section below, we list the reasons financial companies can share their customers' personal information, the reasons Ivy Funds chooses to share, and whether you can limit this sharing.

Reasons we can share your personal information	Does Ivy Funds share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your accounts, respond to court orders and legal investigations or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes – information about your transactions and experiences	Yes	No
For our affiliates everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For non-affiliates to market to you	No	We don't share

Questions?	Call 1(800) 777-6472 with questions about this notice. Client service representatives are available Monday through Friday from 7:30 am to 7:00 pm CST. You may also go to www.ivyinvestments.com/privacy_policy.
	If we serve you through an investment professional, such as a registered representative of a broker-dealer or an investment adviser representative (each, a "financial advisor"), please contact them directly. Specific internet addresses, mailing addresses and telephone numbers are listed on your statements and other correspondence.

Who we are	
Who is providing this notice?	Ivy Funds
What we do	
How does Ivy Funds protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ivy Funds collect my personal information?	We collect your personal information, for example, when you:
	• Give us your contact information or other personal information,
	• Open an account, or
	• Make deposits to an account or withdrawals from an account.
	We also collect your personal information from our affiliates.
Why can't I limit all sharing?	Federal law gives you the right to limit only:
	• Sharing for affiliates' everyday business purposes – information about your creditworthiness,
	• Affiliates from using your information to market to you, and
	• Sharing for non-affiliates to market to you.
	State laws and individual companies may give you additional rights to limit sharing.

Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	• *Affiliates of Ivy Funds include Waddell & Reed Services Company, Ivy Distributors, Inc., and Ivy Investment Management Company.*
Non-affiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies.
	• *Ivy Funds does not share your personal information with non-affiliates so they can market to you.*
Joint marketing	A formal agreement between non-affiliated financial companies that together market financial products or services to you.
	• *Ivy Funds does not jointly market.*
Other important information	
	If you own shares of Ivy Funds in the name of a third party, such as a bank or a broker-dealer, the third party's privacy policy may apply to you in addition to ours.
	If you are working with a financial advisor, and the financial advisor leaves their firm and joins another non-affiliated broker-dealer or registered investment adviser, then the financial advisor may be permitted to use limited information to contact you. The information that the financial advisor may use is comprised of your name, address, email address, telephone number and account title.

PROXY VOTING INFORMATION

IVY FUNDS

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found as an exhibit to the Trust's Form N-PORT. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Call us at 888.923.3355.

Write to us at the following address: WI Services Company, P.O. Box 219722, Kansas City, Missouri 64121-9722.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Specialty Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355

Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.



6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

ivyinvestments.com

Ivy Distributors, Inc.

ANN-IPS (9-20)